As filed with the Securities and Exchange Commission on August 14, 1997.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-14

                                                            ----
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    /_X__/
                                                            ----
         Pre-Effective Amendment No. __                    /____/
                                                            ----
         Post-Effective Amendment No. ___                  /____/

                        (Check appropriate box or boxes)

                        JOHN HANCOCK INVESTMENT TRUST III
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

             101 Huntington Avenue, Boston, Massachusetts 02199-7603
--------------------------------------------------------------------------------
                (Address of principal executive office) Zip Code

                                 (617) 375-1700
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, including Area Code)

                              Susan S. Newton, Esq.
                           John Hancock Advisers, Inc.
                              101 Huntington Avenue
                                Boston, MA 02199
--------------------------------------------------------------------------------
                     (Name and address of agent for service)


Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of the registration statement.

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. This Registration Statement relates to shares previously registered on Form N-1A (File Nos. 33-4559 and 811-4630).

It is proposed that this filing will become effective on September 13, 1997 pursuant to Rule 488 under the Securities Act of 1933.

                        JOHN HANCOCK INVESTMENT TRUST III

                              CROSS-REFERENCE SHEET

                           Items Required by Form N-14

PART A
------

Item No.                   Item Caption                                         Prospectus Caption
--------                   ------------                                         ------------------
   1.                      Beginning of Registration                            COVER PAGE OF REGISTRATION
                           Statement and Outside Front                          STATEMENT; FRONT COVER PAGE OF
                           Cover Page of Prospectus                             PROSPECTUS

   2.                      Beginning and Outside Back                           TABLE OF CONTENTS
                           Cover Page of Prospectus

   3.                      Synopsis and Risk Factors                            SUMMARY; INVESTMENT RISKS

   4.                      Information About the                                INTRODUCTION; SUMMARY; INVESTMENT
                                                                                RISKS; INFORMATION CONCERNING THE
                           Transaction                                          MEETING; PROPOSAL TO APPROVE THE
                                                                                AGREEMENT AND PLAN OF REORGANIZATION;
                                                                                CAPITALIZATION

   5.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Registrant                                           SUMMARY; ADDITIONAL INFORMATION
                                                                                ABOUT THE FUNDS' BUSINESSES

   6.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Company Being Acquired                               SUMMARY; ADDITIONAL INFORMATION
                                                                                ABOUT THE FUNDS' BUSINESSES

   7.                      Voting Information                                   PROSPECTUS COVER PAGE; NOTICE OF
                                                                                SPECIAL MEETING OF SHAREHOLDERS;
                                                                                SUMMARY; INFORMATION CONCERNING
                                                                                THE MEETING; VOTING RIGHTS AND
                                                                                REQUIRED VOTE

   8.                      Interest of Certain Persons                          EXPERTS
                           and Experts

   9.                      Additional Information                               NOT APPLICABLE
                           Required for Reoffering by
                           Persons Deemed to be
                           Underwriters


PART B
------
                                                                                Caption in Statement of
Item No.                   Item Caption                                         Additional Information
--------                   ------------                                         ----------------------

  10.                      Cover Page                                           COVER PAGE

  11.                      Table of Contents                                    TABLE OF CONTENTS

  12.                      Additional Information                               ADDITIONAL INFORMATION ABOUT
                           About the Registrant                                 GLOBAL FUND

  13.                      Additional Information About                         ADDITIONAL INFORMATION ABOUT
                           the Company Being Acquired                           GLOBAL MARKETPLACE FUND

  14.                      Financial Statements                                 ADDITIONAL INFORMATION ABOUT GLOBAL
                                                                                FUND; ADDITIONAL INFORMATION ABOUT
                                                                                GLOBAL MARKETPLACE FUND; PRO FORMA
                                                                                COMBINED FINANCIAL STATEMENTS
PART C
------

Item No.               Item Caption
--------               ------------

  15.                      Indemnification                                      INDEMNIFICATION

  16.                      Exhibits                                             EXHIBITS

  17.                      Undertakings                                         UNDERTAKINGS


                                                       September 22, 1997



Dear Fellow Shareholder:

I am writing to ask for your vote on an important matter that will affect your investment in the John Hancock Global Marketplace Fund.

Although your Fund has offered an intriguing opportunity to capitalize on global consumer spending trends, your Fund's Board of Trustees believes the retail sector does not offer the diversity found in other industries, and that considerable volatility could result from your Fund's highly specialized investment focus. Accordingly, your Fund's Trustees are recommending the merger of your Fund into the John Hancock Global Fund, a fund with a broader investment approach. The Global Fund offers you the opportunity to participate in a wide range of foreign and domestic investment opportunities, including the global retail sector. The Global Fund also offers you a more consistent performance record, as well as a larger asset base, that can help protect your investment through greater diversification.

This proposed merger has been unanimously approved by your Fund's Board of Trustees, who believe it will benefit you and your fellow shareholders. The proposed merger is detailed in the enclosed proxy statement and summarized in the questions and answers on the following page. I suggest you read both thoroughly before voting.

Your Vote Makes a Difference!
No matter what the size of your investment may be, your vote is critical. I urge you to review the enclosed materials and to complete, sign and return the enclosed proxy ballot to us immediately. Your prompt response will help avoid the need for additional mailings at your Fund's expense. For your convenience, we have provided a postage-paid envelope.

If you have any questions or need additional information, please contact your investment professional or call your Customer Service Representative at 1-800-225-5291, Monday through Friday, between 8:00 A.M. and 8:00 P.M. Eastern Time. I thank you for your prompt vote on this matter.



                                                       Sincerely,



                                                       Edward J. Boudreau, Jr.
                                                       Chairman and CEO

Q: What are the benefits of merging the Global Marketplace Fund into the Global Fund?

A: Although both funds seek long-term capital appreciation, the Global Fund has a much wider investment scope. As you know, the Global Marketplace Fund is primarily limited to investments in retail companies or related consumer businesses. The Global Fund, on the other hand, invests in stocks of companies from a wide range of industries including retail and consumer businesses. As a Global Fund shareholder, you can continue to participate in the global retail sector while opening your portfolio to a broad range of opportunities in other industries. This diversification will also make your investment less dependent upon the success of the retail sector.

Q: What is the Global Fund's strategy?

A: The Global Fund seeks long-term capital appreciation by investing in stocks of large, medium and small companies in the U.S. and abroad that the management team believes have above-average earnings growth potential. The Fund will continue to invest a portion of its assets in retail stocks, seeking to capitalize on a global trend of rising consumption.

Q: Who manages the Global Fund?

A: The Global Fund is managed by our international investment team, led by portfolio managers Miren Etcheverry, Gerardo J. Espinoza and John L. F. Wills, who average 22 years of international investment experience. Our international team includes analytical staff from eight different countries speaking 12 foreign languages fluently. With offices in the U.S., Europe and Asia, our team studies companies and economies first-hand, seeking the best opportunities in countries with the greatest potential for growth and stability.

Q: How has the Global Fund performed?

A: Although past performance does not necessarily guarantee future results, the Global Fund has been a steady performer over the years. Its Class B shares have posted average annual total returns of 12.94% over the past year, 11.74% over the past five years and 7.72% over the past ten years at public offering price as of June 30, 1997. Since the Fund's Class A shares were first offered to the public on January 3, 1992, they have compiled an average annual total return of 10.34%, 11.53% over the past five years and 12.86% over the past year.* To review the Global Fund in more detail, please refer to the John Hancock Global Funds prospectus and the Global Fund's most recent annual and semi-annual reports, all of which are enclosed.

Q: How do I vote?

A: Most shareholders typically vote by completing, signing and returning the enclosed proxy card using the postage-paid envelope provided. If you prefer to vote in person, you are cordially invited to attend a meeting of shareholders of your Fund, which will be held at 9:00 A.M. on November 12, 1997 at our 101 Huntington Avenue headquarters in Boston, Massachusetts. If you vote now, you will help avoid further solicitations at your Fund's expense.

Q: How will the merger happen?

A: If the merger is approved, your Global Marketplace Fund shares will be converted to Global Fund shares, using the Funds' net asset value share prices, excluding sales charges, as of the close of trading on December 5, 1997. This conversion will not affect the total dollar value of your investment.

Q: Will the merger have tax consequences?

A: Although taxable dividends and capital gains will be paid prior to the merger, the merger itself is a non-taxable event and does not need to be reported on your 1997 tax return.


*Performance figures assume all distributions are reinvested and reflect a maximum sales charge on Class A shares of 5% and the applicable contingent deferred sales charge on Class B shares. The CDSC declines annually between years 1-6 according to the following schedule: 5, 4, 3, 3, 2, 1% . No sales charge will be assessed after the sixth year. The return and principal value of any mutual fund investment will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost.

                      JOHN HANCOCK GLOBAL MARKETPLACE FUND
                     (a series of John Hancock World Fund)
                             101 Huntington Avenue
                                Boston, MA 02199

                       NOTICE OF MEETING OF SHAREHOLDERS
                        SCHEDULED FOR NOVEMBER 12, 1997

This is the formal agenda for your fund's shareholder meeting. It tells you what matters will be voted on and the time and place of the meeting, in case you want to attend in person.

To the shareholders of John Hancock Global Marketplace Fund:

A meeting of shareholders of your fund will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Eastern Time, to consider the following:

1. A proposal to approve an Agreement and Plan of Reorganization between your fund and John Hancock Global Fund. Under this Agreement your fund would transfer all of its assets to Global Fund in exchange for shares of Global Fund. These shares would be distributed proportionately to you and the other shareholders of your fund. Global Fund would also assume your fund's liabilities. Your board of trustees recommends that you vote FOR this proposal.

2.       Any other business that may properly come before the meeting.

Shareholders of record as of the close of business on September 17, 1997 are entitled to vote at the meeting and any related follow-up meetings.

Whether or not you expect to attend the meeting, please complete and return the enclosed proxy card. Please take a few minutes to vote now and help save the cost of additional solicitations.

                                    By order of the board of trustees,
                                    Susan S. Newton
                                    Secretary
September 22, 1997
300PX 9/97

                               PROXY STATEMENT OF
                      JOHN HANCOCK GLOBAL MARKETPLACE FUND
                     (a series of John Hancock World Fund)

                                 PROSPECTUS FOR
                         CLASS A AND CLASS B SHARES OF
                            JOHN HANCOCK GLOBAL FUND
                (a series of John Hancock Investment Trust III)

This proxy statement and prospectus contains the information you should know before voting on the proposed reorganization of your fund into John Hancock Global Fund. Please read it carefully and retain it for future reference.

How the Reorganization Will Work

         o        Your fund will transfer all of its assets to Global Fund.
                  Global Fund will assume your fund's liabilities.

         o Global Fund will issue to your fund Class A shares in an amount equal to the value of your fund's Class A shares. These shares will be distributed to your fund's Class A shareholders in proportion to their holdings on the reorganization date.

         o Global Fund will issue to your fund Class B shares in an amount equal to the value of your fund's Class B shares. These shares will be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date.

         o        The reorganization will be tax-free.

         o Your fund will be liquidated and you will end up as a shareholder of Global Fund.

Shares of Global Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other depository institution. These shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Shares of Global Fund have not been approved or disapproved by the Securities and Exchange Commission. The Securities and Exchange Commission has not passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Why Your Fund's Trustees are Recommending the Reorganization

The trustees of your fund believe that reorganizing your fund into a larger fund with similar investment policies would enable the shareholders of your fund to benefit from increased diversification, the ability to achieve better net prices on securities trades and economies of scale that could contribute to a lower expense ratio. Therefore, the trustees recommend that your fund's shareholders vote FOR the reorganization.

--------------------------------------------------------------------------------
Investment Objectives
------------------- ------------------------------ -----------------------------
                         Global Marketplace                   Global
------------------- ------------------------------ -----------------------------
Investment          Long-term capital              Long-term growth of capital.
objective.          appreciation.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
Where to Get More Information
----------------------------------------- --------------------------------------
Prospectus of your fund and Global Fund   In the same envelope as this proxy
dated 3/1/97.                             statement and prospectus.
                                          Incorporated by reference into this
                                          proxy statement and
                                          prospectus.
-----------------------------------------
Global Fund's annual and semi-
annual reports to shareholders.
----------------------------------------- --------------------------------------
Your fund's annual and semi-annual        On file with the Securities and
reports to shareholders.                  Exchange Commission ("SEC") and
                                          available at no charge by calling
                                          1-800-225-5291.  Incorporated by
                                          reference into this proxy statement
                                          and prospectus.
-----------------------------------------
A statement of additional information
dated 9/22/97.  It contains additional
information about your fund and Global
Fund.
----------------------------------------- --------------------------------------
To ask questions about this proxy         Call our toll-free telephone
statement and prospectus.                 number: 1-800-225-5291
----------------------------------------- --------------------------------------


The date of this proxy statement and prospectus is September 22, 1997.

TABLE OF CONTENTS

                                                                           Page

INTRODUCTION                                                                5
SUMMARY                                                                     5
INVESTMENT RISKS                                                            17
PROPOSAL TO APPROVE AGREEMENT
 AND PLAN OF REORGANIZATION                                                 18
CAPITALIZATION                                                              25
ADDITIONAL INFORMATION ABOUT
 THE FUNDS' BUSINESSES                                                      26
BOARDS' EVALUATION AND RECOMMENDATION                                       26
VOTING RIGHTS AND REQUIRED VOTE                                             27
INFORMATION CONCERNING THE MEETING                                          28
OWNERSHIP OF SHARES OF THE FUNDS                                            30
EXPERTS                                                                     31
AVAILABLE INFORMATION                                                       31

                                    EXHIBITS

A - Agreement and Plan of Reorganization between John Hancock Global Marketplace Fund and John Hancock Global Fund (attached to this document).

                                  INTRODUCTION

This proxy statement and prospectus is being used by the board of trustees of your fund to solicit proxies to be voted at a special meeting of shareholders of your fund. This meeting will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Eastern Time. The purpose of the meeting is to consider a proposal to approve an Agreement and Plan of Reorganization providing for the reorganization of your fund into John Hancock Global Fund. This proxy statement and prospectus is being mailed to your fund's shareholders on or about September 22, 1997.

Who is Eligible to Vote?

Shareholders of record on September 17, 1997 are entitled to attend and vote at the meeting or any adjourned meeting. Each share is entitled to one vote. Shares represented by properly executed proxies, unless revoked before or at the meeting, will be voted according to shareholders' instructions. If you sign a proxy, but do not fill in a vote, your shares will be voted to approve the Agreement and Plan of Reorganization. If any other business comes before the meeting, your shares will be voted at the discretion of the persons named as proxies.

SUMMARY

The following is a summary of more complete information appearing later in this proxy statement. You should read the entire proxy statement, Exhibit A and the enclosed documents carefully because they contain details that are not in the summary.

Comparison of Global Marketplace Fund to Global Fund

------------------- ------------------------------ -----------------------------
                         Global Marketplace                   Global
------------------- ------------------------------ -----------------------------
Business:           Your fund is a diversified     Global Fund is a diversified
                    series of John Hancock World   series of John Hancock
                    Fund. The trust is an          Investment Trust III.  The
                    open-end investment company    trust is an open-end
                    organized as a Massachusetts   investment company organized
                    business trust.                as a Massachusetts business
                                                   trust.
------------------- ------------------------------ -----------------------------
Net assets as of    $51.5 million.                 $123.8 million.
April 30, 1997:
------------------- ------------------------------ -----------------------------
Investment          The Fund's investment          The Fund's investment
adviser and         adviser is John Hancock        adviser is John Hancock
portfolio           Advisers, Inc.  Bernice S.     Advisers, Inc. Miren
managers:           Behar, CFA, has led your       Etcheverry, John L.F. Wills
                    fund's portfolio management    and Gerardo J. Espinoza lead
                    team since the Fund's          Global Fund's portfolio
                    inception in September         management team.
                    1994.  Ms. Behar is a senior   Ms. Etcheverry and
                    vice president of the          Mr. Espinoza are senior vice
                    adviser. Ms. Behar joined      presidents, joined John
                    the adviser in 1991 and has    Hancock Funds in December
                    been in the investment         1996, and have been in the
                    business since 1986.           investment business since
                                                   1978 and 1979,
                                                   respectively.  Mr. Wills is
                                                   a senior vice president of
                                                   the adviser and managing
                                                   director of the subadviser,
                                                   John Hancock Advisers
                                                   International.  Mr. Wills
                                                   joined John Hancock Funds in
                                                   1987 and has been in the
                                                   investment business since
                                                   1969.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
INVESTMENT OBJECTIVES AND POLICIES
--------------------------------------------------------------------------------
                        Global Marketplace                   Global
--------------------------------------------------------------------------------
Investment        Long-term capital              Long-term growth of capital
objective:        appreciation.  This objective  primarily through investment
                  cannot be changed without      in common stocks of companies
                  shareholder approval.          domiciled in foreign
                                                 countries and in the U.S.
                                                 Global Fund's objective
                                                 cannot be changed without
                                                 shareholder approval.
--------------------------------------------------------------------------------
Primary           At least 65% of assets in      At least 65% of assets in
investments:      common stocks, warrants,       common stocks and convertible
                  preferred stocks and           securities of U.S. and
                  convertible debt securities    foreign companies, but Global
                  of U.S. and foreign companies  Fund may invest in virtually
                  that merchandise goods and     any type of security, foreign
                  services to consumers or to    or domestic, including
                  consumer companies. Your fund  preferred and convertible
                  looks for companies of any     securities, warrants and
                  size that appear to possess a  investment-grade debt
                  competitive advantage, such    securities.  Global Fund
                  as a unique product or         expects to invest in the
                  distribution method, new       securities markets of at
                  technologies or innovative     least three countries at any
                  marketing or sales methods.    one time, potentially
                  Your fund expects to invest    including the U.S.
                  in the securities markets of
                  at least three countries at
                  any one time, potentially
                  including the U.S.
--------------------------------------------------------------------------------
Investments in    For liquidity and flexibility, both funds may place up to
debt              35% of assets in cash or investment grade short-term
securities:       securities.  In abnormal market conditions, both funds may invest up to 100% in these securities as a defensive tactic.
-------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Foreign           Your fund may invest up to     Global Fund may invest up to
debt securities:  35% of assets in debt          5% of assets in debt
                  securities issued by foreign   securities issued by foreign
                  governments or foreign         governments or foreign
                  companies.  No more than 25%   companies.
                  of your fund's assets will be
                  invested in the securities of
                  any one foreign government.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       INVESTMENT OBJECTIVES AND POLICIES
------------------- ------------------------------ -----------------------------
                         Global Marketplace                   Global
------------------- ------------------------------ -----------------------------
Illiquid            Both funds may invest up to 15% of net assets in illiquid
securities:         securities.  This limitation does not apply to liquid Rule
                    144A securities, but does apply to other restricted
                    securities.
------------------- ------------------------------------------------------------
Financial futures Both funds may use financial futures and options on and related futures. Both funds may also, but typically do not, use options; options options on securities and indices. There are no percentage on securities and limits on the amount of fund assets that may be invested in indices: these instruments.
------------------- ------------------------------------------------------------
Structured          Both funds may invest without limitation in structured
securities:         securities.
------------------- ------------------------------------------------------------
Currency            Both funds may enter into currency contracts for hedging
contracts:          purposes.  Both funds may, but typically do not, enter into currency contracts for speculative purposes.
------------------- ------------------------------------------------------------
Currency            trading: Both funds may trade foreign currencies directly or hold foreign currencies as assets.
------------------- ------------------------------------------------------------
Asset-backed and    Both funds may, but typically  do not, invest in asset-
mortgage-backed     backed or mortgage-backed securities.
securities:
------------------- ------------------------------ -----------------------------
Short sales:        Your fund may,  but  typically  Global  Fund may not engage
                    does not, engage in short       in short sales.
                    sales.
------------------- ------------------------------------------------------------
When-issued and     Both funds may purchase when-issued securities and purchase
forward             or sell securities in forward commitment transactions.
commitment
transactions:
------------------- ------------------------------------------------------------
Short-term          Neither fund is subject to any limitations on short- term
trading:            trading.
------------------- ------------------------------------------------------------
Repurchase          Both funds may invest without limitation in repurchase
agreements:         agreements.
------------------- ------------------------------ -----------------------------
Securities          Your fund may lend portfolio   Global Fund may lend
lending:            securities representing up     portfolio securities
                    to 33.3% of assets.            representing up to 10% of
                                                   assets.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
INVESTMENT OBJECTIVES AND POLICIES
------------------- ------------------------------ -----------------------------
                         Global Marketplace                   Global
------------------- ------------------------------ -----------------------------
Borrowing and       Your fund may temporarily      Global Fund may temp-
reverse             borrow from banks or through   orarily borrow from banks or
repurchase          reverse repurchase             through reverse repurchase
agreements:         agreements for extraordinary   agreements for extraordinary
                    or emergency purposes. These   or emergency purposes. These
                    borrowings may not exceed      borrowings may not exceed
                    33.3% of assets.               10% of assets.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
CLASSES OF SHARES
------------------- ------------------------------------------------------------
                              Both Global Marketplace and Global Funds
------------------- ------------------------------------------------------------
Class A shares:     The Class A shares of both funds have the same
                    characteristics and fee structure. Class A shares are
                    offered with front-end sales charges ranging from 2% to 5%
                    of each fund's offering price, depending on the amount
                    invested. There is no front-end sales charge for investments of $1 million or more, but there is a contingent deferred
                    sales charge ranging from 0.25% to 1.00% on shares sold
                    within one year of purchase. Investors can combine multiple purchases of Class A shares to take advantage of breakpoints in the sales charge schedule. Sales charges are waived for the categories of investors listed in the funds' prospectus.
                    Class A shares are subject to a 12b-1 distribution fee equal to 0.30% annually of average net assets.
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------
Class B shares:     The Class B shares of both funds have the same
                    characteristics and fee structure. Class B shares are
                    offered without a front-end sales charge, but are subject to a contingent deferred sales charge (CDSC) if sold within six years after purchase. The CDSC ranges from 1.00% to 5.00%
                    depending on how long they are held. No CDSC is imposed on shares held more than six years. CDSCs are waived for the
                    categories of investors listed in the funds' prospectus.
                    Class B shares are subject to 12b-1 distribution and service fees equal to 1.00% annually of average net assets. Class B shares automatically convert to Class A shares after eight years.
--------------------------------------------------------------------------------
BUYING, SELLING AND EXCHANGING SHARES
------------------- ------------------------------------------------------------
                              Both Global Marketplace and Global Funds
------------------- ------------------------------------------------------------
Buying shares:      The procedures for buying shares of both funds are
                    identical.  Investors may buy shares at their public
                    offering price through a financial representative or the
                    funds' transfer agent, John Hancock Signature Services,
                    Inc.  After September 17, 1997, investors will not be
                    allowed to open new accounts in your fund but can add to
                    existing accounts.
------------------- ------------------------------------------------------------
Minimum initial     The funds have the same initial investment minimums, which
investments:        are $1,000 for non-retirement accounts and $250 for
                    retirement accounts and group investments.
------------------- ------------------------------------------------------------
Exchanging shares:  Shareholders of both funds may exchange their shares at net asset value with no sales charge for shares of the same
                    class of any other John Hancock fund.
------------------- ------------------------------------------------------------
Selling shares:     Shareholders of both funds may sell their shares by
                    submitting  a proper  written or  telephone  request to John
                    Hancock Signature Services, Inc.
------------------- ------------------------------------------------------------
Net asset  value:   All purchases, exchanges and sales of each fund's shares are made at a price based on the next determined net asset value per share (NAV) of the fund. Both funds' NAVs are determined at the close of regular trading on the New York Stock
                    Exchange, which is normally 4:00 p.m. Eastern Time.
------------------- ------------------------------------------------------------

The Funds' Expenses

Shareholders of both funds pay various expenses, either directly or indirectly. The first two expense tables appearing below show the expenses for the twelve months ended April 30, 1997, adjusted to reflect any changes. Future expenses may be greater or less. The examples contained in each expense table show what you would pay if you invested $1,000 over the various time periods indicated. Each example assumes that you reinvested all dividends and that the average annual return was 5%. The examples are for comparison purposes only and are not a representation of either fund's actual expenses or returns, either past or future.

Global Marketplace Fund
   Shareholder transaction expenses                          Class A    Class B
   Maximum sales charge imposed on purchases
   (as a percentage of offering price)                       5.00%      none
   Maximum sales charge imposed on
   reinvested dividends                                      none       none
   Maximum deferred sales charge                             none(1)    5.00%
   Redemption fee(2)                                         none       none
   Exchange fee                                              none       none

   Annual fund operating expenses
   (as a % of average net assets)                            Class A    Class B
   Management fee (after expense limitation)(3)              0.54%      0.54%
   12b-1 fee(4)                                              0.30%      1.00%
   Other expenses                                            0.77%      0.77%
   Total fund operating expenses
   (after expense limitation)(3)                             1.61%      2.31%

Example
   Share class                         Year 1     Year 3     Year 5     Year 10
   Class A shares                      $66        $98        $133       $232
   Class B shares
   Assuming redemption
   at end of period                    $73        $102       $144       $247
   Assuming no redemption              $23        $72        $124       $247

Global Fund
   Shareholder transaction expenses                          Class A    Class B
   Maximum sales charge imposed on purchases
   (as a percentage of offering price)                       5.00%      none
   Maximum sales charge imposed on
   reinvested dividends                                      none       none
   Maximum deferred sales charge                             none(1)    5.00%
   Redemption fee(2)                                         none       none
   Exchange fee                                              none       none

   Annual fund operating expenses                            Class A    Class B
   (as a % of average net assets)
   Management fee                                            0.96%      0.96%
   12b-1 fee(4)                                              0.30%      1.00%
   Other expenses                                            0.62%      0.62%
   Total fund operating expenses                             1.88%      2.58%

Example
   Share class                         Year 1     Year 3     Year 5     Year 10
   Class A shares                      $68        $106       $147       $259
   Class B shares
   Assuming redemption
   at end of period                    $76        $110       $157       $274
   Assuming no redemption              $26        $80        $137       $274

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) Reflects the adviser's voluntary agreement to limit expenses (except for 12b-1 and transfer agent expenses). Without this limitation, management fees would be 0.80% for each class and total fund operating expenses would be 1.87% for Class A and 2.57% for Class B. The adviser may discontinue this limitation at any time.
(4) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

Pro Forma Expense Table

The next expense table shows the hypothetical ("pro forma") expenses of Global Fund assuming that a reorganization with your fund occurred on April 30, 1997. The expenses shown in the table are based on fees and expenses incurred during the twelve months ended April 30, 1997. Global Fund's actual expenses after the reorganization may be greater or less than those shown. The example contained in the pro forma expense table shows what you would pay on a $1,000 investment if the reorganization had occurred on April 30, 1997. The example assumes that you reinvested all dividends and that the average annual return was 5%. The pro forma example is for comparison purposes only and is not a representation of Global Fund's actual expenses or returns, either past or future.

Global Fund (PRO FORMA)
(Assuming reorganization with Global Marketplace Fund)
   Shareholder transaction expenses                          Class A    Class B
   Maximum sales charge imposed on purchases
   (as a percentage of offering price)                       5.00%      none
   Maximum sales charge imposed on
   reinvested dividends                                      none       none
   Maximum deferred sales charge                             none(1)    5.00%
   Redemption fee(2)                                         none       none
   Exchange fee                                              none       none

   Annual fund operating expenses                            Class A    Class B
   (as a % of average net assets)
   Management fee(3)                                         0.86%      0.86%
   12b-1 fee(4)                                              0.30%      1.00%
   Other expenses                                            0.61%      0.61%
   Total fund operating expenses                             1.77%      2.47%

Pro Forma Example
   Share class                         Year 1     Year 3     Year 5     Year 10
   Class A shares                      $67        $103       $141       $248
   Class B shares
   Assuming redemption
   at end of period                    $75        $107       $152       $263
   Assuming no redemption              $25        $77        $132       $263

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) On September 9, 1997, the trustees of Global Fund approved a reduction in the advisory fee rates paid by Global Fund to take effect on the reorganization date. The pro forma management fees in the table have been restated to reflect the lower fee rates.
(4) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

The Reorganization

         o The reorganization is scheduled to occur at 5:00 p.m., Eastern Time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Global Fund. Global Fund will assume your fund's liabilities. The net asset value of both funds will be computed as of 5:00 p.m., Eastern Time, on the reorganization date.

         o Global Fund will issue to your fund Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. These shares will immediately be distributed to your fund's Class A shareholders in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Global Fund.

         o Global Fund will issue to your fund Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. These shares will immediately be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Global Fund.

         o After the reorganization is over, your fund will be terminated.

         o The reorganization will be tax-free and will not take place unless both funds receive a satisfactory opinion concerning the tax consequences of the reorganization from Hale and Dorr LLP, counsel to the funds.

Other Consequences of the Reorganization. Your fund pays, and Global Fund will pay after the reorganization, monthly advisory fees equal to the following annual percentage of average daily net assets:

---------------------------------------------- ---------------- ----------------
                 Fund Asset
                 Breakpoints                       Global            Global
                                                 Marketplace
---------------------------------------------- ---------------- ----------------
First $100 million                                  0.80%            0.90%
---------------------------------------------- ---------------- ----------------
Next $150 million                                   0.80%            0.80%
---------------------------------------------- ---------------- ----------------
Next $50 million                                    0.70%            0.80%
---------------------------------------------- ---------------- ----------------
Next $200 million                                   0.70%            0.75%
---------------------------------------------- ---------------- ----------------
Over $500 million                                   0.70%            0.625%
---------------------------------------------- ---------------- ----------------

Thus, at asset levels of up to $100 million, the advisory fee rates paid by Global Fund would be 0.10% of assets higher than the rates that would have been paid by your fund at the same asset levels. At asset levels between $100 million and $250 million, the advisory fee rates paid by your fund and Global Fund would be the same. At asset levels between $250 million and $300 million, the advisory fee rates paid by Global Fund would be 0.10% of assets higher than the rates that would have been paid by your fund. At asset levels between $300 million and $500 million, that differential drops to 0.05% of assets. For assets over $500 million Global Fund would pay an advisory fee rate that would be 0.075% lower than the rate your fund would pay.

Your fund's historical growth pattern suggests that its asset size probably would not have increased significantly in the near future to qualify for the 0.70% fee rate. Global Fund is already of sufficient size to qualify for the 0.80% fee rate on assets over $100 million, which is the rate your fund currently pays. Combining the assets of your fund and Global Fund will enable Global Fund to more quickly reach the next fee reduction breakpoint, which would qualify Global Fund for a rate that is lower than the rate currently paid by your fund.

In addition, Global Fund's other expenses of 0.62%, as well as its pro forma other expenses of 0.61%, are substantially lower than your fund's other expenses of 0.77%. However, Global Fund's annual Class A and Class B expense ratios (equal to 1.88% and 2.58%, respectively, of average net assets) are higher than your fund's expense ratios (equal to 1.61% and 2.31%, respectively, of average net assets). If the reorganization had occurred on April 30, 1997, the differential between Global Fund's pro forma Class A and Class B expense ratios (equal to 1.77% and 2.47%, respectively, of average net assets) and your fund's current expense ratios would have been smaller.

The reason Global Fund's annual total expenses are higher than your fund's (even though Global Fund's other expenses are substantially lower) is that the adviser has voluntarily agreed to limit your fund's expenses. If the adviser had not limited your fund's expenses, your fund's annual Class A and Class B expense ratios would have been equal to 1.87% and 2.57%, respectively, of average net assets, and would have been substantially similar to Global Fund's current expense ratios and higher than Global Fund's pro forma expense ratios. In light of your fund's inability to attract a significant amount of new assets, the adviser does not plan to continue to subsidize a portion of your fund's expenses indefinitely. When the adviser discontinues this voluntary limitation, your fund's expense ratio will rise close to Global Fund's current expense ratio.

The following diagram shows how the reorganization would be carried out.

  Global Marketplace         Global Marketplace        Global Fund receives
Fund transfers assets &         Fund's assets             assets & assumes
 liabilities to Global         and liabilities         liabilities of Global
         Fund                                             Marketplace Fund


  Class A         Class B                         Issues Class     Issues Class
shareholders   shareholders                          B Shares        A Shares



                         Your fund receives Global Fund
                               Class B shares and
              distributes them to your fund's Class B shareholders



                         Your fund receives Global Fund
                               Class A shares and
              distributes them to your fund's Class A shareholders


     [This diagram represents a graphic illustration of the reorganization]

                                INVESTMENT RISKS

The funds are exposed to various risks that could cause shareholders to lose money on their investments in the funds. The following table compares the risks affecting each fund.

------------------- ------------------------------ -----------------------------
                         Global Marketplace                   Global
------------------- ------------------------------------------------------------
Stock               As with any fund that invests primarily in stocks, the
market risk         value of each fund's portfolio will change in response to
                    stock market movements.
------------------- ------------------------------------------------------------
Credit              risk The debt  securities  held by each fund are  subject to the risk  that the  issuer of a  security  will  default  or otherwise fail to meet its obligations.
------------------- ------------------------------------------------------------
Interest            A rise in interest rates typically causes the value of debt
rate risk           securities to fall.  A fall in interest rates typically
                    causes the value of debt securities to rise.
------------------- ------------------------------------------------------------
Foreign             Each fund's investments in foreign securities are subject
securities and      to the risks of adverse foreign government actions,
currency risks      political instability or a lack of adequate and accurate
                    information.  Also,  currency  exchange rate movements could reduce gains or create losses.  These risks of international investing  are higher in emerging  markets  such as those of
                    Latin America, Southeast Asia and Eastern Europe.
------------------- ------------------------------------------------------------
Risks of            The funds' investments in restricted and illiquid
restricted and      securities may be difficult or impossible to sell at a
illiquid            desirable time or a fair price.  Restricted and illiquid
securities          securities also present a greater risk of inaccurate
                    valuation.
------------------- ------------------------------------------------------------
Risks of            Most derivative instruments involve leverage, which
derivative          increases market risks.  Leverage magnifies gains and
instruments,        losses on derivatives relative to changes in the value of
including           underlying assets.  If a derivative is used for hedging
financial           purposes, changes in the value of the derivative may not
futures,            match those of the hedged asset. Over the counter
options on          derivatives may be illiquid or hard to value accurately.
futures,            In addition, the other party may default on its
securities and      obligations.  If markets for underlying assets do not move
index options,      in the right direction, a fund's performance may be worse
currency            than if it had not used derivatives.  Since both funds may
contracts.          enter into currency contracts, they are exposed to the
                    risks that fluctuating exchange rates may negatively affect their investments.
------------------- ------------------------------------------------------------

                       PROPOSAL TO APPROVE THE AGREEMENT
                           AND PLAN OF REORGANIZATION


Description of Reorganization

You are being asked to approve an Agreement and Plan of Reorganization, a copy of which is attached as Exhibit A. The Agreement provides for a reorganization on the following terms:

         o The reorganization is scheduled to occur at 5:00 p.m., Eastern Time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Global Fund and Global Fund will assume all of your fund's liabilities. This will result in the addition of your fund's assets to Global Fund's portfolio. The net asset value of both funds will be computed as of 5:00 p.m., Eastern Time, on the reorganization date.

         o Global Fund will issue to your fund Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class A shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Global Fund.

         o Global Fund will issue to your fund Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class B shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Global Fund.

         o After the reorganization is over, the existence of your fund will be terminated.

Reasons for the Proposed Reorganization

The board of trustees of your fund believes that the proposed reorganization will be advantageous to the shareholders of your fund for several reasons. The board of trustees considered the following matters, among others, in approving the proposal.

First, that shareholders may be better served by a fund offering greater diversification. To the extent that combining the funds' assets into a single portfolio creates a larger asset base, Global Fund's investment portfolio can achieve greater diversification after the reorganization than is currently possible for either fund. Greater diversification is expected to benefit the shareholders of both funds because it may reduce the negative effect that the adverse performance of any one security may have on the performance of the entire portfolio.

Second, that the Global Fund shares received in the reorganization will provide you with a similar investment at a comparable or lower level of risk. The board of trustees also considered the performance history of each fund.

Third, if, as expected, the voluntary limitation on your fund's expenses is discontinued, Global Fund's pro forma total expenses would be lower than your fund's total expenses. Shareholders of your fund would then pay indirectly less in fees each month as shareholders of Global Fund than they would if the reorganization did not occur and the voluntary expense limitation on your fund's expenses were discontinued.

Fourth, that a combined fund offers economies of scale that are expected to lead to better control over expenses than is possible for your fund. Both funds incur substantial costs for accounting, legal, transfer agency services, insurance, and custodial and administrative services.

The board of trustees of Global Fund considered that the reorganization presents an excellent opportunity for Global Fund to acquire investment assets without the obligation to pay commissions or other transaction costs that are normally associated with the purchase of securities. This opportunity provides an economic benefit to Global Fund and its shareholders.

The boards of trustees of both funds also considered that the adviser and the funds' distributor will also benefit from the reorganization. For example, the adviser might realize time savings from a consolidated portfolio management effort and from the need to prepare fewer reports and regulatory filings as well as prospectus disclosure for one fund instead of two. The trustees believe, however, that these savings will not amount to a significant economic benefit.

Comparative Fees and Expense Ratios.

As discussed above in the Summary, Global Fund pays a higher advisory fee rate at certain asset levels than your fund, pays the same advisory fee rate as your fund at other asset levels, and pays a lower advisory fee rate than your fund for all assets over $500 million.

Your fund's historical growth pattern suggests that its asset size probably would not have increased significantly in the near future to qualify for the 0.70% fee rate. Global Fund is already of sufficient size to qualify for the 0.80% fee rate on assets over $100 million, which is the rate your fund currently pays. Combining the assets of your fund and Global Fund will enable Global Fund to more quickly reach the next fee reduction breakpoint, which would qualify Global Fund for a rate that is lower than the rate currently paid by your fund.

In addition, Global Fund's other expenses of 0.62%, as well as its pro forma other expenses of 0.61%, are substantially lower than your fund's other expenses of 0.77%. However, Global Fund's current annual Class A and Class B expense ratios (equal to 1.88% and 2.58%, respectively, of average net assets) are higher than your fund's current expense ratios (equal to 1.61% and 2.31%, respectively, of average net assets). If the reorganization had occurred on April 30, 1996, the differential between Global Fund's pro forma Class A and Class B expense ratios (equal to 1.77% and 2.47%, respectively, of average net assets) and your fund's current expense ratios would have been smaller.

The reason Global Fund's annual total expenses are higher than your fund's (even though Global Fund's other expenses are significantly lower) is that the adviser has voluntarily agreed to limit your fund's expenses. If the adviser had not limited your fund's expenses, your fund's annual Class A and Class B expense ratios would have been equal to 1.87% and 2.57%, respectively, of average net assets and would have been substantially similar to Global Fund's current expense ratios and higher than Global Fund's pro forma expense ratios. The adviser had decided to voluntarily limit your fund's expenses in combination with a concerted marketing effort by your fund's distributor, John Hancock Funds, Inc., in order to promote asset growth in your fund.

In spite of these efforts, your fund has not been able to significantly increase its asset size. The trustees do not believe, given your fund's current size and growth rate, that your fund will grow to an asset size which would allow your fund to realize the benefits of economies of scale, including better control over expenses. The trustees also do not believe that your fund will reach an asset size which will allow your fund to significantly improve the diversification of its investment portfolio. In light of your fund's inability to attract a significant amount of new assets, the adviser does not plan to continue to subsidize a portion of your fund's expenses indefinitely. When the adviser discontinues this voluntary limitation, your fund's expense ratio will be close to Global Fund's current expense ratio.

In approving the reorganization, the trustees concluded that Global Fund's advisory fee rates, although higher at certain asset levels, are reasonable. They also believe that these higher advisory fee rates would be more than offset by the lower overall expense ratio likely to be achieved by Global Fund after the reorganization assuming that the voluntary expense limitations were not continued.

Comparative Performance. The trustees also took into consideration the relative performance of your fund and Global Fund. As shown in the table below, your fund has had better performance for some periods while Global Fund has had better performance for other periods.

-------------------------------- ------------------------ ----------------------
        Average Annual
         Total Return              Global Marketplace             Global
   (without including sales
           charges)
                                 ------------------------ ----------------------
                                 Class A     Class B      Class A     Class B
-------------------------------- ----------- ------------ ----------- ----------
1 year ended 4/30/97              (7.64)%      (8.24)%      4.81%        4.07%
-------------------------------- ----------- ------------ ----------- ----------
3 years ended 4/30/97             22.36%*      14.22%*      7.87%        7.13%
-------------------------------- ----------- ------------ ----------- ----------
5 years ended 4/30/97               N/A          N/A        10.04%       9.37%
-------------------------------- ----------- ------------ ----------- ----------
10 years ended 4/30/97              N/A          N/A        9.33%*       7.05%
-------------------------------- ----------- ------------ ----------- ----------

*Since inception.

Your fund experienced a negative return during the one year period ending April 30, 1997. Due to its larger asset size and more diversified portfolio of investments, Global Fund achieved a positive return over that same period. The trustees believe that Global Fund's ability to achieve greater diversification may provide for more consistent positive returns in the future. This conclusion is supported by the fact that all of Global Fund's one, three, five and ten year total return figures are positive.

Unreimbursed Distribution and Shareholder Service Expenses

The boards of trustees of your fund and Global Fund have determined that, if the reorganization occurs, unreimbursed distribution and shareholder service expenses incurred under your fund's Rule 12b-1 Plans will be reimbursable expenses under Global Fund's Rule 12b-1 Plans. However, the maximum amounts payable annually under Global Fund's Rule 12b-1 Plans (0.30% and 1.00% of average daily net assets attributable to Class A shares and Class B shares, respectively) will not increase.

The following table shows the actual and pro forma unreimbursed distribution and shareholder service expenses of both classes of your fund and Global Fund. The table shows both the dollar amount of these expenses and the percentage of each class' average net assets that they represent.

-------------------------------- ------------------------ ----------------------
 Unreimbursed Distribution and
 Shareholder Service Expenses      Global Marketplace             Global
-------------------------------- ----------- ------------ ----------- ----------
                                 Class A     Class B      Class A     Class B
-------------------------------- ----------- ------------ ----------- ----------
Actual expenses as of April      $153,975    $160,558     $135,738    $805,109
30, 1997                           0.69%        0.55%       0.14%        2.78%
-------------------------------- ------------------------ ----------- ----------
Pro forma combined expenses as                            $289,713    $965,667
of April 30, 1997                                            0.25%       1.66%
-------------------------------- ------------------------ ----------- ----------

Thus, if the reorganization had taken place on April 30, 1997, the pro forma combined unreimbursed expenses of Global Fund's Class A and Class B shares would have been higher than if no reorganization had occurred. Nevertheless, Global Fund's assumption of your fund's unreimbursed Rule 12b-1 expenses will have no immediate effect upon the payments made under Global Fund's Rule 12b-1 Plans. These payments will continue to be 0.30% and 1.00% of average daily net assets attributable to Class A and Class B shares, respectively.

John Hancock Funds, Inc. hopes to recover unreimbursed distribution and shareholder service expenses for Class B shares over an extended period of time. However, if Global Fund's board terminates either class' Rule 12b-1 Plan, that class will not be obligated to reimburse these distribution and shareholder service expenses. Accordingly, until they are paid or accrued, unreimbursed distribution and shareholder service expenses do not and will not appear as an expense or liability in the financial statements of either fund. In addition, unreimbursed expenses are not reflected in a fund's net asset value or the formula for calculating Rule 12b-1 payments. The staff of the SEC has not approved or disapproved the treatment of the unreimbursed distribution and shareholder service expenses described in this proxy statement.

Tax Status of the Reorganization

The reorganization will be tax-free for federal income tax purposes and will not take place unless both funds receive a satisfactory opinion from Hale and Dorr LLP, counsel to the funds, substantially to the effect that:

         o The reorganization described above will be a "reorganization" within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986 (the "Code") and each fund will be "a party to a reorganization" within the meaning of Section 368 of the Code;

         o No gain or loss will be recognized by your fund upon (1) the transfer of all of its assets to Global Fund as described above or (2) the distribution by your fund of Global Fund shares to your fund's shareholders;

         o No gain or loss will be recognized by Global Fund upon the receipt of your fund's assets solely in exchange for the issuance of Global Fund shares and the assumption of all of your fund's liabilities by Global Fund;

         o The basis of the assets of your fund acquired by Global Fund will be the same as the basis of those assets in the hands of your fund immediately before the transfer;

         o The tax holding period of the assets of your fund in the hands of Global Fund will include your fund's tax holding period for those assets;

         o The shareholders of your fund will not recognize gain or loss upon the exchange of all their shares of your fund solely for Global Fund shares as part of the reorganization;

         o The basis of Global Fund shares received by your fund's shareholders in the reorganization will be the same as the basis of the shares of your fund surrendered in exchange; and

         o The tax holding period of the Global Fund shares received by you will include the tax holding period of your fund's shares surrendered in the exchange, provided that the shares of your fund were held as capital assets on the reorganization date.

Additional Tax Considerations

As of October 31, 1996, Global Marketplace Fund had capital loss carryovers of approximately $2,061,437, of which $849 expires on October 31, 2003, and $2,060,588 expires on October 31, 2004. Capital loss carryovers are used to reduce the amount of realized capital gains that a fund is required to distribute to its shareholders in order to avoid paying taxes on undistributed capital gain.

If the reorganization occurs, Global Fund will be able to use Global Marketplace Fund's capital loss carryovers to offset future realized capital gains, subject to limitations that may, in certain circumstances, result in the expiration of a portion of these carryovers before they can be used.

Additional Terms of Agreement and Plan of Reorganization

Surrender of Share Certificates. Shareholders of your fund whose shares are represented by one or more share certificates should, before the reorganization date, either surrender their certificates to your fund or deliver to your fund a lost certificate affidavit, in the form and accompanied by the surety bonds that your fund may require (collectively, an "Affidavit"). On the reorganization date, all certificates that have not been surrendered will be canceled, will no longer evidence ownership of your fund's shares and will evidence ownership of Global Fund shares. Shareholders may not redeem or transfer Global Fund shares received in the reorganization until they have surrendered their fund share certificates or delivered an Affidavit. Global Fund will not issue share certificates in the reorganization.

Conditions to Closing the Reorganization. The obligation of your fund to consummate the reorganization is subject to the satisfaction of certain conditions, including the performance by Global Fund of all its obligations under the Agreement and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 6).

The obligation of Global Fund to consummate the reorganization is subject to the satisfaction of certain conditions, including your fund's performance of all of its obligations under the Agreement, the receipt of certain documents and financial statements from your fund and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 7).

The obligations of both funds are subject to the approval of the Agreement by the necessary vote of the outstanding shares of your fund, in accordance with the provisions of your fund's declaration of trust and by-laws. The funds' obligations are also subject to the receipt of a favorable opinion of Hale and

Dorr LLP as to the federal income tax consequences of the reorganization. (see Agreement, paragraph 8).

Termination of Agreement. The board of trustees of either your fund or Global Fund may terminate the Agreement (even if the shareholders of your fund have already approved it) at any time before the reorganization date, if that board believes that proceeding with the reorganization would no longer be advisable.

Expenses of the Reorganization. Global Fund and your fund will each be responsible for its own expenses incurred in connection with entering into and carrying out the provisions of the Agreement, whether or not the reorganization occurs. These expenses are estimated to be approximately $107,903 in total.

                                 CAPITALIZATION

         The following table sets forth the capitalization of each fund as of April 30, 1997, and the pro forma combined capitalization of both funds as if the reorganization had occurred on such date. The table reflects pro forma exchange ratios of approximately 1.1281 Class A Global Fund shares being issued for each Class A share of your fund and approximately 1.1644 Class B Global Fund shares being issued for each Class B share of your fund. If the reorganization is consummated, the actual exchange ratios on the reorganization date may vary from the exchange ratios indicated due to changes in the market value of the portfolio securities of both Global Fund and your fund between April 30, 1997 and the reorganization date, changes in the amount of undistributed net investment income and net realized capital gains of Global Fund and your fund during that period resulting from income and distributions, and changes in the accrued liabilities of Global Fund and your fund during the same period.

                                 APRIL 30, 1997

                                 Global
                                 Marketplace      Global           Pro Forma
Net Assets                       $51,489,490      $123,811,817     $175,297,802
Net Asset Value Per Share
  Class A                        $14.27           $12.65           $12.65
  Class B                        $14.15           $12.15           $12.15
Shares Outstanding
  Class A                        1,568,073        7,498,137        9,267,144
  Class B                        2,057,887        2,384,165        4,780,266

(1) The deferred organization expense of John Hancock Global Marketplace Fund was written off as the fund would no longer be in existence. As a result, the net assets of the surviving fund after the reorganization will be less than the combined net assets of the surviving fund and acquiring fund prior to the reorganization.

It is impossible to predict how many Class A shares and Class B shares of Global

Fund  will   actually  be  received  and   distributed   by  your  fund  on  the
reorganization date. The table should not be relied upon to determine the amount of Global Fund shares that will actually be received and distributed.

               ADDITIONAL INFORMATION ABOUT THE FUNDS' BUSINESSES

The following table shows where in the funds' combined prospectus you can find additional information about the business of each fund.

---------------------------- ---------------------------------------------------
    Type of Information                Headings in Combined Prospectus
                             -------------------------- ------------------------
                                Global Marketplace               Global
---------------------------- ---------------------------------------------------
Organization                 Fund Details: Business Structure: How the Funds
and operation                are Organized
---------------------------- ---------------------------------------------------
Investment objective and     Goal and Strategy, Portfolio Securities, Risk
policies                     Factors; Fund Details: Business Structure:
                             Portfolio Trades, Investment Goals,
                             Diversification; More About Risk
---------------------------- -------------------------- ------------------------
Portfolio                    Global Marketplace Fund:   Global Fund: Management/
management                   Portfolio                  Subadviser
                             Management
---------------------------- ---------------------------------------------------
Investment adviser and       Overview: The Management Firm; Fund Details:
distributor                  Business Structure: How the Funds are Organized,
                             Sales Compensation
---------------------------- ---------------------------------------------------
Expenses                     Investor Expenses
---------------------------- ---------------------------------------------------
Custodian and                Fund Details: Business Structure: How the Funds
transfer agent               are Organized
---------------------------- ---------------------------------------------------
Shares of beneficial         Your Account: Choosing a Share Class
interest
---------------------------- ---------------------------------------------------
Purchase of shares           Your Account: Choosing a Share Class; How Sales
                             Charges are Calculated; Sales Charge Reductions
                             and Waivers; Opening an Account; Buying Shares;
                             Transaction Policies; Additional Investor Services
---------------------------- ---------------------------------------------------
Redemption                   Your Account: Selling Shares, How Sales Charges
or sale of shares            are Calculated; Transaction Policies; Additional
                             Investor Services; Systematic Withdrawal Plan
---------------------------- ---------------------------------------------------
Dividends, distributions     Dividends and Account Policies
and taxes
---------------------------- ---------------------------------------------------

                     BOARDS' EVALUATION AND RECOMMENDATION

For the reasons described above, the board of trustees of your fund, including the trustees who are not "interested persons" of either fund or the adviser
("independent trustees"), approved the reorganization. In particular, the trustees determined that the reorganization was in the best interests of your fund and that the interests of your fund's shareholders would not be diluted as a result of the reorganization. Similarly, the board of trustees of Global Fund, including the independent trustees, approved the reorganization. They also determined that the reorganization was in the best interests of Global Fund and that the interests of Global Fund's shareholders would not be diluted as a result of the reorganization.

--------------------------------------------------------------------------------
                  The trustees of your fund recommend that the
               shareholders of your fund vote for the proposal to
               approve the agreement and plan of reorganization.
--------------------------------------------------------------------------------



                        VOTING RIGHTS AND REQUIRED VOTE

Each share of your fund is entitled to one vote. Approval of the above proposal requires the affirmative vote of a majority of the shares of your fund outstanding and entitled to vote. For this purpose, a majority of the outstanding shares of your fund means the vote of the lesser of

(1) 67% or more of the shares present at the meeting, if the holders of more than 50% of the shares of the fund are present or represented by proxy, or

(2) more than 50% of the outstanding shares of the fund.

Shares of your fund represented in person or by proxy, including shares which abstain or do not vote with respect to the proposal, will be counted for purposes of determining whether there is a quorum at the meeting. Accordingly, an abstention from voting has the same effect as a vote against the proposal.

However, if a broker or nominee holding shares in "street name" indicates on the proxy card that it does not have discretionary authority to vote on the proposal, those shares will not be considered present and entitled to vote on the proposal. Thus, a "broker non-vote" has no effect on the voting in determining whether the proposal has been adopted in accordance with clause (1) above, if more than 50% of the outstanding shares (excluding the "broker non-votes") are present or represented. However, for purposes of determining whether the proposal has been adopted in accordance with clause (2) above, a "broker non-vote" has the same effect as a vote against the proposal because shares represented by a "broker non-vote" are considered to be outstanding shares.

If the required approval of shareholders is not obtained, your fund will continue to engage in business as a separate mutual fund and the board of trustees will consider what further action may be appropriate.

                       INFORMATION CONCERNING THE MEETING

Solicitation of Proxies

In addition to the mailing of these proxy materials, proxies may be solicited by telephone, by fax or in person by the trustees, officers and employees of your fund; by personnel of your fund's investment adviser, John Hancock Advisers, Inc. and its transfer agent, John Hancock Signature Services, Inc.; or by broker-dealer firms. Signature Services, together with a third party solicitation firm, has agreed to provide proxy solicitation services to your fund at a cost of approximately $3,000.

Revoking Proxies

A Global Marketplace Fund shareholder signing and returning a proxy has the power to revoke it at any time before it is exercised:

         o By filing a written notice of revocation with your fund's transfer agent, John Hancock Signature Services, Inc., 1 John Hancock Way, Suite 1000, Boston, Massachusetts 02217-1000, or

         o By returning a duly executed proxy with a later date before the time of the meeting, or

         o If a shareholder has executed a proxy but is present at the meeting and wishes to vote in person, by notifying the secretary of your fund (without complying with any formalities) at any time before it is voted.

Being present at the meeting alone does not revoke a previously executed and returned proxy.

Outstanding Shares and Quorum

As of September 17, 1997, _______ and _______ Class A and Class B shares of beneficial interest of your fund were outstanding. Only shareholders of record on September 17, 1997 (the "record date") are entitled to notice of and to vote at the meeting. A majority of the outstanding shares of your fund that are entitled to vote will be considered a quorum for the transaction of business.

Other Business

Your fund's board of trustees knows of no business to be presented for consideration at the meeting other than the proposal. If other business is properly brought before the meeting, proxies will be voted according to the best judgment of the persons named as proxies.

Adjournments

If a quorum is not present in person or by proxy at the time any session of the meeting is called to order, the persons named as proxies may vote those proxies that have been received to adjourn the meeting to a later date. If a quorum is present but there are not sufficient votes in favor of the proposal, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies concerning the proposal. Any adjournment will require the affirmative vote of a majority of your fund's shares at the session of the meeting to be adjourned. If an adjournment of the meeting is proposed because there are not sufficient votes in favor of the proposal, the persons named as proxies will vote those proxies favoring the proposal in favor of adjournment, and will vote those proxies against the reorganization against adjournment.

Telephone Voting

In addition to soliciting proxies by mail, by fax or in person, your fund may also arrange to have votes recorded by telephone by officers and employees of your fund or by personnel of the adviser or transfer agent. The telephone voting procedure is designed to verify a shareholder's identity, to allow a shareholder to authorize the voting of shares in accordance with the shareholder's instructions and to confirm that the voting instructions have been properly recorded. If these procedures were subject to a successful legal challenge, these telephone votes would not be counted at the meeting. Your fund has not obtained an opinion of counsel about telephone voting, but is currently not aware of any challenge.

         o A shareholder will be called on a recorded line at the telephone number in the fund's account records and will be asked to provide the shareholder's social security number or other identifying information.

         o The shareholder will then be given an opportunity to authorize proxies to vote his or her shares at the meeting in accordance with the shareholder's instructions.

         o To ensure that the shareholder's instructions have been recorded correctly, the shareholder will also receive a confirmation of the voting instructions by mail.

         o A toll-free number will be available in case the voting information contained in the confirmation is incorrect.

         o If the shareholder decides after voting by telephone to attend the meeting, the shareholder can revoke the proxy at that time and vote the shares at the meeting.



                        OWNERSHIP OF SHARES OF THE FUNDS

To the knowledge of the fund, as of August 31, 1997, the following persons owned of record or beneficially 5% or more of the outstanding Class A and Class B shares of your fund and Global Fund:

-------------------------------- ---------------------- ------------------------
                                                         Pro forma ownership of
 Names and Addresses of Owners    Global Marketplace        Global Fund as of
   of More Than 5% of Shares             Fund                August 31, 1997
                                 ---------- ----------- ------------ -----------
                                 Class A    Class B     Class A      Class B
-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------------------- ------------------------
                                                         Pro forma ownership of
                                      Global Fund           Global Fund as of
                                                             August 31, 1997
-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------


As of August 31, 1997, the trustees and officers of your fund and Global Fund, each as a group, owned in the aggregate less than 1% of the outstanding shares of their respective funds.

                                    EXPERTS

The financial statements and the financial highlights of Global Marketplace Fund and Global Fund, each as of October 31, 1996 and for the years then ended, are incorporated by reference into this proxy statement and prospectus. These financial statements and highlights have been independently audited by Price Waterhouse LLP as stated in their reports appearing in the statement of additional information. These financial statements and highlights are included in reliance upon the reports given upon the authority of such firms as experts in accounting and auditing.


                             AVAILABLE INFORMATION

Each fund is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by the funds can be inspected and copied (at prescribed rates) at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the following regional offices: Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois); and New York (7 World Trade Center, Suite 1300, New York, New York). Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of these documents may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

                                    EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made this 22nd day of September, 1997, by and between John Hancock Global Fund (the "Acquiring Fund"), a series of John Hancock Investment Trust III, a Massachusetts business trust (the "Trust II"), and John Hancock Global Marketplace Fund (the "Acquired Fund"), a series of John Hancock World Fund, a Massachusetts business trust (the "Trust") each with their principal place of business at 101 Huntington Avenue, Boston, Massachusetts 02199. The Acquiring Fund and the Acquired Fund are sometimes referred to collectively herein as the "Funds" and individually as a "Fund."

This Agreement is intended to be and is adopted as a plan of "reorganization," as such term is used in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for the issuance of Class A and Class B shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares") to the Acquired Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund, on or promptly after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation and termination of the Acquired Fund as provided herein, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ISSUANCE OF ACQUIRING FUND SHARES; LIQUIDATION OF THE ACQUIRED FUND

1.1 The Acquired Fund will transfer all of its assets (consisting, without limitation, of portfolio securities and instruments, dividends and interest receivables, cash and other assets), as set forth in the statement of assets and liabilities referred to in Paragraph 7.2 hereof (the "Statement of Assets and Liabilities"), to the Acquiring Fund free and clear of all liens and encumbrances, except as otherwise provided herein, in exchange for (i) the assumption by the Acquiring Fund of the known and unknown liabilities of the Acquired Fund, including the liabilities set forth in the Statement of Assets and Liabilities (the "Acquired Fund Liabilities"), which shall be assigned and transferred to the Acquiring Fund by the Acquired Fund and assumed by the Acquiring Fund, and (ii) delivery by the Acquiring Fund to the Acquired Fund, for distribution pro rata by the Acquired Fund to its shareholders in proportion to their respective ownership of Class A and/or Class B shares of beneficial interest of the Acquired Fund, as of the close of business on December 5, 1997 (the "Closing Date"), of a number of the Acquiring Fund Shares having an aggregate net asset value equal, in the case of each class of Acquiring

     Fund Shares, to the value of the assets, less such liabilities (herein referred to as the "net value of the assets") attributable to the applicable class, assumed, assigned and delivered, all determined as provided in Paragraph 2.1 hereof and as of a date and time as specified therein. Such transactions shall take place at the closing provided for in Paragraph 3.1 hereof (the "Closing"). All computations shall be provided by Investors Bank & Trust Company (the "Custodian"), as custodian and pricing agent for the Acquiring Fund and the Acquired Fund.

1.2 The Acquired Fund has provided the Acquiring Fund with a list of the current securities holdings of the Acquired Fund as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities (except to the extent sales may be limited by representations made in connection with issuance of the tax opinion provided for in paragraph 8.6 hereof) but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

1.3 The Acquiring Fund and the Acquired Fund shall each bear its own expenses in connection with the transactions contemplated by this Agreement.

1.4 On or as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to shareholders of record (the "Acquired Fund shareholders"), determined as of the close of regular trading on the New York Stock Exchange on the Closing Date, the Acquiring Fund Shares received by the Acquired Fund pursuant to Paragraph 1.1 hereof. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund, to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders and representing the respective pro rata number and class of Acquiring Fund Shares due such shareholders. Acquired Fund shareholders who own Class A shares of the Acquired Fund will receive Class A Acquiring Fund Shares and Acquired Fund shareholders who own Class B shares of the Acquired Fund will receive Class B Acquiring Fund Shares. The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such exchange.

1.5 The Acquired Fund shareholders holding certificates representing their ownership of shares of beneficial interest of the Acquired Fund shall surrender such certificates or deliver an affidavit with respect to lost certificates in such form and accompanied by such surety bonds as the Acquired Fund may require (collectively, an "Affidavit"), to John Hancock Signature Services, Inc. prior to the Closing Date. Any Acquired Fund share certificate which remains outstanding on the Closing Date shall be deemed to be canceled, shall no longer evidence ownership of shares of beneficial interest of the Acquired Fund and shall evidence ownership of Acquiring Fund Shares. Unless and until any such certificate shall be so surrendered or an Affidavit relating thereto shall be delivered, dividends and other distributions payable by the Acquiring Fund subsequent to the Liquidation Date with respect to Acquiring Fund Shares shall be paid to the holder of such certificate(s), but such shareholders may not redeem or transfer Acquiring Fund Shares received in the Reorganization. The Acquiring Fund will not issue share certificates in the Reorganization.

1.6 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 The existence of the Acquired Fund shall be terminated as promptly as practicable following the Liquidation Date.

1.8 Any reporting responsibility of the Trust, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Trust.

2.   VALUATION

2.1 The net asset values of the Class A and Class B Acquiring Fund Shares and the net values of the assets and liabilities of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall, in each case, be determined as of the close of business (4:00 p.m. Boston time) on the Closing Date. The net asset values of the Class A and Class B Acquiring Fund Shares shall be computed by the Custodian in the manner set forth in the Acquiring Fund's Declaration of Trust as amended and restated (the "Declaration"), or By-Laws and the Acquiring Fund's then-current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places. The net values of the assets of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall be computed by the Custodian by calculating the value of the assets of each class transferred by the Acquired Fund and by subtracting therefrom the amount of the liabilities of each class assigned and transferred to and assumed by the Acquiring Fund on the Closing Date, said assets and liabilities to be valued in the manner set forth in the Acquired Fund's then current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places.

2.2 The number of shares of each class of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the Acquired Fund's assets attributable to a class, less the liabilities attributable to that class assumed by the Acquiring Fund, by the Acquiring Fund's net asset value per share of the same class, all as determined in accordance with Paragraph 2.1 hereof.

2.3 All computations of value shall be made by the Custodian in accordance with its regular practice as pricing agent for the Funds.

3.   CLOSING AND CLOSING DATE

3.1 The Closing Date shall be December 5, 1997 or such other date on or before June 30, 1998 as the parties may agree. The Closing shall be held as of 5:00 p.m. at the offices of the Trust II and the Trust, 101 Huntington Avenue, Boston, Massachusetts 02199, or at such other time and/or place as the parties may agree.

3.2 Portfolio securities that are not held in book-entry form in the name of the Custodian as record holder for the Acquired Fund shall be presented by the Acquired Fund to the Custodian for examination no later than three business days preceding the Closing Date. Portfolio securities which are not held in book-entry form shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund on the Closing Date, duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. Portfolio securities held of record by the Custodian in book-entry form on behalf of the Acquired Fund shall be delivered to the Acquiring Fund by the Custodian by recording the transfer of beneficial ownership thereof on its records. The cash delivered shall be in the form of currency or by the Custodian crediting the Acquiring Fund's account maintained with the Custodian with immediately available funds.

3.3 In the event that on the Closing Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored on or before June 30, 1998, this Agreement may be terminated by the Acquiring Fund or by the Acquired Fund upon the giving of written notice to the other party.

3.4 The Acquired Fund shall deliver at the Closing a list of the names, addresses, federal taxpayer identification numbers and backup withholding and nonresident alien withholding status of the Acquired Fund shareholders and the number of outstanding shares of each class of beneficial interest of the Acquired Fund owned by each such shareholder, all as of the close of business on the Closing Date, certified by its Treasurer, Secretary or other authorized officer (the "Shareholder List"). The Acquiring Fund shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

4.1 The Trust on behalf of the Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

     (a) The Trust is a business trust, duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and, subject to approval by the shareholders of the Acquired Fund, to carry out the transactions contemplated by this Agreement. Neither the Trust nor the Acquired Fund is required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Trust has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

     (b)  The  Trust  is  a  registered   investment  company  classified  as  a
          management company and its registration with the Commission as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect. The Acquired Fund is a diversified series of the Trust;

     (c) The Trust and the Acquired Fund are not, and the execution, delivery and performance of their obligations under this Agreement will not result, in violation of any provision of the Trust's Declaration of Trust, as amended and restated (the "Trust's Declaration") or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust or the Acquired Fund is a party or by which it is bound;

     (d) Except as otherwise disclosed in writing and accepted by the Acquiring Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Trust or the Acquired Fund or any of the Acquired Fund's properties or assets. The Trust knows of no facts which might form the basis for the institution of such proceedings, and neither the Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or its ability to consummate the transactions herein contemplated;

     (e) The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) which will not be terminated without liability to the Acquired Fund at or prior to the Closing Date;

     (f) The unaudited statement of assets and liabilities, including the schedule of investments, of the Acquired Fund as of April 30, 1997 and the related statement of operations for the six months then ended, and the statement of changes in net assets for the year ended August 31, 1996, and the period from September 1, 1996 to October 31, 1996, and the six months ended April 30, 1997 (copies of which have been furnished to the Acquiring Fund) present fairly in all material respects the financial condition of the Acquired Fund as of April 30, 1997 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquired Fund as of the respective dates thereof not disclosed therein;

     (g) Since April 30, 1997, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund;

     (h) At the date hereof and by the Closing Date, all federal, state and other tax returns and reports, including information returns and payee statements, of the Acquired Fund required by law to have been filed or furnished by such dates shall have been filed or furnished, and all federal, state and other taxes, interest and penalties shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns or reports;

     (i) Each of the Acquired Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquired Fund will qualify as such as of the Closing Date with respect to its taxable year ending on the Closing Date;

     (j) The authorized capital of the Acquired Fund consists of an unlimited number of shares of beneficial interest, no par value. All issued and outstanding shares of beneficial interest of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Trust. All of the issued and outstanding shares of beneficial interest of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts and classes set forth in the Shareholder List submitted to the Acquiring Fund pursuant to Paragraph 3.4 hereof. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

     (k) At the Closing Date, the Acquired Fund will have good and marketable title to the assets to be transferred to the Acquiring Fund pursuant to Paragraph 1.1 hereof, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act");

     (l) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust on behalf of the Acquired Fund, and this Agreement constitutes a valid and binding obligation of the Trust and the Acquired Fund enforceable in accordance with its terms, subject to the approval of the Acquired Fund's shareholders;

     (m) The information to be furnished by the Acquired Fund to the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

     (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in Paragraph 5.7 hereof (other than written information furnished by the Acquiring Fund for inclusion therein, as covered by the Acquiring Fund's warranty in Paragraph 4.2(m) hereof), on the effective date of the Registration Statement, on the date of the meeting of the Acquired Fund shareholders and on the Closing Date, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading;

     (o)  No  consent,  approval,   authorization  or  order  of  any  court  or
          governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement;

     (p) All of the issued and outstanding shares of beneficial interest of the Acquired Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws;

     (q) The prospectus of the Acquired Fund, dated March 1, 1997 (the "Acquired Fund Prospectus"), previously furnished to the Acquiring Fund, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

4.2 The Trust II on behalf of the Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

     (a) The Trust II is a business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry out the Agreement. Neither the Trust II nor the Acquiring Fund is required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Trust II has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

     (b) The Trust II is a registered investment company classified as a management company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect. The Acquiring Fund is a diversified series of the Trust II;

     (c) The prospectus (the "Acquiring Fund Prospectus") and statement of additional information for Class A and Class B shares of the Acquiring Fund, each dated March 1, 1997, and any amendments or supplements thereto on or prior to the Closing Date, and the Registration Statement on Form N-14 to be filed in connection with this Agreement (the "Registration Statement") (other than written information furnished by the Acquired Fund for inclusion therein, as covered by the Acquired Fund's warranty in Paragraph 4.1(m) hereof) will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder, the Acquiring Fund Prospectus does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and the Registration Statement will not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (d) At the Closing Date, the Trust II on behalf of the Acquiring Fund will have good and marketable title to the assets of the Acquiring Fund;

     (e) The Trust II and the Acquiring Fund are not, and the execution, delivery and performance of their obligations under this Agreement will not result, in violation of any provisions of the Trust II's Declaration, or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust II or the Acquiring Fund is a party or by which the Trust II or the Acquiring Fund is bound;

     (f) Except as otherwise disclosed in writing and accepted by the Acquired Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Trust II or the Acquiring Fund or any of the Acquiring Fund's properties or assets. The Trust II knows of no facts which might form the basis for the institution of such proceedings, and neither the Trust II nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated;

     (g) The unaudited statement of assets and liabilities, including the schedule of investments, of the Acquiring Fund as of April 30, 1997 and the related statement of operations for the six months then ended, and the statement of changes in net assets for the year ended October 31, 1996, and the six months ended April 30, 1997 (copies of which have been furnished to the Acquired Fund) present fairly in all material respects the financial condition of the Acquiring Fund as of April 30, 1997 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquiring Fund as of the respective dates thereof not disclosed therein;

     (h) Since April 30, 1997, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Trust II on behalf of the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund;

     (i) Each of the Acquiring Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquiring Fund will qualify as such as of the Closing Date;

     (j) The authorized capital of the Trust II consists of an unlimited number of shares of beneficial interest, no par value per share. All issued and outstanding shares of beneficial interest of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Trust II. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

     (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Trust II on behalf of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms;

     (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement, when so issued and delivered, will be duly and validly issued shares of beneficial interest of the Acquiring Fund and will be fully paid and nonassessable by the Trust II;

     (m) The information to be furnished by the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

     (n) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by the Agreement, except for the registration of the Acquiring Fund Shares under the 1933 Act and the 1940 Act.

5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

5.1 Except as expressly contemplated herein to the contrary, the Trust on behalf of the Acquired Fund and the Trust II on behalf of Acquiring Fund, will operate their respective businesses in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions and any other distributions necessary or desirable to avoid federal income or excise taxes.

5.2 The Trust will call a meeting of the Acquired Fund shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired by the Acquired Fund for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 The Trust on behalf of the Acquired Fund will provide such information within its possession or reasonably obtainable as the Trust II on behalf of the Acquiring Fund requests concerning the beneficial ownership of the Acquired Fund's shares of beneficial interest.

5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund each shall take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

5.6 The Trust on behalf of the Acquired Fund shall furnish to the Trust II on behalf of the Acquiring Fund on the Closing Date the Statement of Assets and Liabilities of the Acquired Fund as of the Closing Date, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be certified by the Acquired Fund's Treasurer or Assistant Treasurer. As promptly as practicable but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish to the Acquiring Fund, in such form as is reasonably satisfactory to the Trust II, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which statement will be certified by the President of the Acquired Fund.

5.7 The Trust II on behalf of the Acquiring Fund will prepare and file with the Commission the Registration Statement in compliance with the 1933 Act and the 1940 Act in connection with the issuance of the Acquiring Fund Shares as contemplated herein.

5.8 The Trust on behalf of the Acquired Fund will prepare a Proxy Statement, to be included in the Registration Statement in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the

     1940 Act and the rules and regulations thereunder (collectively, the "Acts") in connection with the special meeting of shareholders of the Acquired Fund to consider approval of this Agreement.

6.   CONDITIONS  PRECEDENT TO OBLIGATIONS OF THE TRUST ON BEHALF OF THE ACQUIRED
     FUND

The obligations of the Trust on behalf of the Acquired Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Trust II on behalf of the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations and warranties of the Trust II on behalf of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

6.2 The Trust II on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by the Trust II's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust II on behalf of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust on behalf of the Acquired Fund shall reasonably request.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST II ON BEHALF OF THE ACQUIRING FUND

The obligations of the Trust II on behalf of the Acquiring Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

7.2 The Trust on behalf of the Acquired Fund shall have delivered to the Trust II on behalf of the Acquiring Fund the Statement of Assets and Liabilities of the Acquired Fund, together with a list of its portfolio securities showing the federal income tax bases and holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Trust;

7.3 The Trust on behalf of the Acquired Fund shall have delivered to the Trust II on behalf of the Acquiring Fund on the Closing Date a certificate executed in the name of the Acquired Fund by a President or Vice President and a Treasurer or Assistant Treasurer of the Trust, in form and substance satisfactory to the Trust II on behalf of the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust II on behalf of the Acquiring Fund shall reasonably request; and

7.4 At or prior to the Closing Date, the Acquired Fund's investment adviser, or an affiliate thereof, shall have made all payments, or applied all credits, to the Acquired Fund required by any applicable contractual expense limitation.

8.   FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST AND THE TRUST II

The obligations hereunder of the Trust II on behalf of the Acquiring Fund and the Trust on behalf of the Acquired Fund are each subject to the further conditions that on or before the Closing Date:

8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of the Acquired Fund in accordance with the provisions of the Trust's Declaration and By-Laws, and certified copies of the resolutions evidencing such approval by the Acquired Fund's shareholders shall have been delivered by the Acquired Fund to the Trust II on behalf of the Acquiring Fund;

8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain changes or other relief in connection with, this Agreement or the transactions contemplated herein;

8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and their "no-action" positions) deemed necessary by the Trust or the Trust II to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may waive any such conditions for itself;

8.4 The Registration Statement shall have become effective under the 1933 Act and the 1940 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act or the 1940 Act;

8.5 The Acquired Fund shall have distributed to its shareholders, in a distribution or distributions qualifying for the deduction for dividends paid under Section 561 of the Code, all of its investment company taxable income (as defined in Section 852(b)(2) of the Code determined without regard to Section 852(b)(2)(D) of the Code) for its taxable year ending on the Closing Date, all of the excess of (i) its interest income excludable from gross income under Section 103(a) of the Code over (ii) its deductions disallowed under Sections 265 and 171(a)(2) of the Code for its taxable year ending on the Closing Date, and all of its net capital gain (as such term is used in Sections 852(b)(3)(A) and (C) of the Code), after reduction by any available capital loss carryforward, for its taxable year ending on the Closing Date; and

8.6 The parties shall have received an opinion of Hale and Dorr LLP, satisfactory to the Trust on behalf of the Acquired Fund and the Trust II on behalf of the Acquiring Fund, substantially to the effect that for federal income tax purposes:

     (a) The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in liquidation of the Acquired Fund, of Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund and the termination of the Acquired Fund, will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) No gain or loss will be recognized by the Acquired Fund upon (i) the transfer of all of its assets to the Acquiring Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund; and (ii) the distribution by the Acquired Fund of such Acquiring Fund Shares to the shareholders of the Acquired Fund;

     (c) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the issuance of the Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund;

     (d) The basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be, in each instance, the same as the basis of those assets in the hands of the Acquired Fund immediately prior to the transfer;

     (e) The tax holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will, in each instance, include the Acquired Fund's tax holding period for those assets;

     (f) The shareholders of the Acquired Fund will not recognize gain or loss upon the exchange of all of their shares of beneficial interest of the Acquired Fund solely for Acquiring Fund Shares as part of the transaction;

     (g) The basis of the Acquiring Fund Shares received by the Acquired Fund shareholders in the transaction will be the same as the basis of the shares of beneficial interest of the Acquired Fund surrendered in exchange therefor; and

     (h) The tax holding period of the Acquiring Fund Shares received by the Acquired Fund shareholders will include, for each shareholder, the tax holding period for the shares of the Acquired Fund surrendered in exchange therefor, provided that the Acquired Fund shares were held as capital assets on the date of the exchange.

The Trust II and the Trust agree to make and provide representations with respect to the Acquiring Fund and the Acquired Fund, respectively, which are reasonably necessary to enable Hale and Dorr LLP to deliver an opinion substantially as set forth in this Paragraph 8.6. Notwithstanding anything herein to the contrary, neither the Trust nor the Trust II may waive the conditions set forth in this Paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

9.1 The Trust II on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund each represent and warrant to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2 The Acquiring Fund and the Acquired Fund shall each be liable solely for its own expenses incurred in connection with entering into and carrying out the provisions of this Agreement whether or not the transactions contemplated hereby are consummated.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Trust II on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein or referred to in Paragraph 4 hereof and that this Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Trust II, on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund. In addition, either party may at its option terminate this Agreement at or prior to the Closing Date:

     (a) because of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed at or prior to the Closing Date;

     (b) because of a condition herein expressed to be precedent to the obligations of the terminating party which has not been met and which reasonably appears will not or cannot be met;

     (c) by resolution of the Trust II's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquiring Fund's shareholders; or

     (d) by resolution of the Trust's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquired Fund's shareholders.

11.2 In the event of any such termination, there shall be no liability for damages on the part of the Trust II, the Acquiring Fund, the Trust, or the Acquired Fund, or the Trustees or officers of the Trust II or the Trust, but each party shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement.

12.  AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon by the authorized officers of the Trust and the Trust II. However, following the meeting of shareholders of the Acquired Fund held pursuant to Paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions regarding the method for determining the number of Acquiring Fund Shares to be received by the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval; provided that nothing contained in this Article 12 shall be construed to prohibit the parties from amending this Agreement to change the Closing Date.

13.  NOTICES

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Acquiring Fund or to the Acquired Fund, each at 101 Huntington Avenue, Boston, Massachusetts 02199, Attention:
President, and, in either case, with copies to Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, Attention: Pamela J.
Wilson, Esq.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

14.5 All persons dealing with the Trust or the Trust II must look solely to the property of the Trust or the Trust II, respectively, for the enforcement of any claims against the Trust or the Trust II as the Trustees, officers, agents and shareholders of the Trust or the Trust II assume no personal liability for obligations entered into on behalf of the Trust or the Trust II, respectively. None of the other series of the Trust or the Trust II shall be responsible for any obligations assumed by on or behalf of the Acquired Fund or the Acquiring Fund, respectively, under this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first set forth above by its President or Vice President and has caused its corporate seal to be affixed hereto.

                                  JOHN HANCOCK INVESTMENT TRUST III on behalf of JOHN HANCOCK GLOBAL FUND



                                  By:
                                  -----------------------------------------
                                           Anne C. Hodsdon
                                              President




                                  JOHN HANCOCK WORLD FUND on behalf of
                                  JOHN HANCOCK GLOBAL MARKETPLACE FUND



                                  By:
                                  ------------------------------------------
                                               Susan S. Newton
                                        Vice President and Secretary

                                                                  JOHN HANCOCK

                                                                  INTERNATIONAL/
                                                                  GLOBAL FUNDS
[graphic omitted]

  PROSPECTUS
  MARCH 1, 1997

This prospectus gives vital information about these funds. For your own benefit and protection, please read it before you invest, and keep it on hand for future reference.

Please note that these funds:
o are not bank deposits
o are not federally insured
o are not endorsed by any bank or government agency
o are not guaranteed to achieve their goal(s)

Short-Term Strategic Income Fund may invest up to 67% in junk bonds; read risk information carefully.

Like all mutual fund shares, these securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


GROWTH

GLOBAL FUND
GLOBAL MARKETPLACE FUND
GLOBAL RX FUND
GLOBAL TECHNOLOGY FUND
INTERNATIONAL FUND
PACIFIC BASIN EQUITIES FUND


INCOME

SHORT-TERM STRATEGIC INCOME FUND
WORLD BOND FUND

[GRAPHIC OMITTED] JOHN HANCOCK FUNDS
                  A Global Investment Management Firm

                  101 Huntington Avenue, Boston, Massachusetts 02199-7603

CONTENTS
-------------------------------------------------------------------------------

A fund-by-fund look at goals, strategies, risks, expenses and financial history.

[GRAPHIC OMITTED] GROWTH
     GLOBAL FUND                                                      4
     GLOBAL MARKETPLACE FUND                                          6
     GLOBAL RX FUND                                                   8
     GLOBAL TECHNOLOGY FUND                                          10
     INTERNATIONAL FUND                                              12
     PACIFIC BASIN EQUITIES FUND                                     14

[GRAPHIC OMITTED] INCOME
     SHORT-TERM STRATEGIC INCOME FUND                                16
     WORLD BOND FUND                                                 18

Policies and instructions for opening, maintaining and closing an account in any international/global fund.

     YOUR ACCOUNT
     CHOOSING A SHARE CLASS                                          20
     HOW SALES CHARGES ARE CALCULATED                                20
     SALES CHARGE REDUCTIONS AND WAIVERS                             21
     OPENING AN ACCOUNT                                              22
     BUYING SHARES                                                   23
     SELLING SHARES                                                  24
     TRANSACTION POLICIES                                            26
     DIVIDENDS AND ACCOUNT POLICIES                                  26
     ADDITIONAL INVESTOR SERVICES                                    27

Details that apply to the international/global funds as a group.

     FUND DETAILS
     BUSINESS STRUCTURE                                              28
     SALES COMPENSATION                                              29
     MORE ABOUT RISK                                                 31

     FOR MORE INFORMATION                                    BACK COVER

OVERVIEW
-------------------------------------------------------------------------------

GOAL OF THE INTERNATIONAL/GLOBAL FUNDS
John Hancock international/global funds invest in foreign and U.S. securities. Most of the funds invest primarily in stocks and seek long-term growth of capital. Two funds invest primarily in bonds and seek current income or maximum total return. Each fund has its own strategy and own risk/reward profile. Because you could lose money by investing in these funds, be sure to read all risk disclosure carefully before investing.

WHO MAY WANT TO INVEST
These funds may be appropriate for investors who:
o are seeking to diversify a portfolio of domestic investments
o are seeking access to markets that can be less accessible to individual investors
o are seeking funds for the growth or income portion of an asset allocation portfolio
o are investing for goals that are many years in the future

International/global funds may NOT be appropriate if you:
o  are investing with a shorter time horizon in mind
o  are uncomfortable with an investment whose value may vary substantially
o  want to limit your exposure to foreign securities

THE MANAGEMENT FIRM
All John Hancock international/global funds are managed by John Hancock Advisers, Inc. Founded in 1968, John Hancock Advisers is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company and manages more than $19 billion in assets.


FUND INFORMATION KEY
Concise fund-by-fund descriptions begin on the next page. Each description provides the following information:

[GRAPHIC OMITTED] Goal and strategy The fund's particular investment goals and the strategies it intends to use in pursuing those goals.

[GRAPHIC OMITTED] Portfolio securities The primary types of securities in which the fund invests. Secondary investments are described in "More about risk" at the end of the prospectus.

[GRAPHIC OMITTED] Risk factors  The major risk factors associated with the fund.

[GRAPHIC OMITTED] Portfolio management The individual or group (including subadvisers, if any) designated by the investment adviser to handle the fund's day-to-day management.

[GRAPHIC OMITTED] Expenses The overall costs borne by an investor in the fund, including sales charges and annual expenses.

[GRAPHIC OMITTED] Financial highlights A table showing the fund's financial performance for up to ten years, by share class. A bar chart showing total return allows you to compare the fund's historical risk level to those of other funds.

GLOBAL FUND
REGISTRANT NAME: FREEDOM INVESTMENT TRUST II    TICKER SYMBOL    CLASS A: JHGAX
                                                                 CLASS B: FGLOX
-------------------------------------------------------------------------------
GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks long-term growth of capital. To pursue this goal, the fund invests primarily in common stocks of foreign and U.S. companies. The fund maintains a diversified portfolio of company and government securities from around the world. Under normal circumstances, the fund expects to invest in the securities markets of at least three countries at any one time, potentially including the U.S.

The fund does not maintain a fixed allocation of assets, either with respect to securities type or to geography.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] Under normal circumstances, the fund invests at least 65% of assets in common stocks and convertible securities, but may invest in virtually any type of security, foreign or domestic, including preferred and convertible securities, warrants and investment-grade debt securities. Not counting short-term securities, the fund generally expects that no more than 5% of assets will be invested in debt securities.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest up to 100% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] As with any growth fund, the value of your investment will fluctuate in response to stock market movements.

Because it invests internationally, the fund carries additional risks, including currency, information, natural event and political risks. These risks, which may make the fund more volatile than a comparable domestic growth fund, are defined in "More about risk" starting on page 31. The risks of international investing are higher in emerging markets such as those of Latin America, Southeast Asia and Eastern Europe.

To the extent that the fund utilizes higher-risk securities and practices, it takes on further risks that could adversely affect its performance. Please read "More about risk" carefully before investing.

MANAGEMENT/SUBADVISER
[GRAPHIC OMITTED] Miren Etcheverry, John L.F. Wills and Gerardo J. Espinoza lead the portfolio management team. Ms. Etcheverry and Mr. Espinoza are senior vice presidents and joined John Hancock Funds in December 1996, having been in the investment business since 1978 and 1979, respectively. Mr. Wills is a senior vice president of the adviser and managing director of the subadviser, John Hancock Advisers International. He joined John Hancock Funds in 1987 and has been in the investment business since 1969.
-------------------------------------------------------------------------------
INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

-------------------------------------------------------------------------------
 SHAREHOLDER TRANSACTION EXPENSES                        CLASS A   CLASS B
-------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                      5.00%     none
-------------------------------------------------------------------------------
 Maximum sales charge imposed on reinvested dividends     none      none
-------------------------------------------------------------------------------
 Maximum deferred sales charge                            none(1)   5.00%
-------------------------------------------------------------------------------
 Redemption fee(2)                                        none      none
-------------------------------------------------------------------------------
 Exchange fee                                             none      none
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
-------------------------------------------------------------------------------
 Management fee(3)                       0.96%     0.96%
-------------------------------------------------------------------------------
 12b-1 fee(4)                            0.30%     1.00%
-------------------------------------------------------------------------------
 Other expenses                          0.63%     0.63%
-------------------------------------------------------------------------------
 Total fund operating expenses           1.89%     2.59
-------------------------------------------------------------------------------

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

-------------------------------------------------------------------------------
 SHARE CLASS                               YEAR 1  YEAR 3   YEAR 5   YEAR 10
-------------------------------------------------------------------------------
 Class A shares                              $68     $106     $147     $260
-------------------------------------------------------------------------------
 Class B shares
   Assuming redemption at end of period      $76     $111     $158     $275
-------------------------------------------------------------------------------
   Assuming no redemption                    $26     $ 81     $138     $275
-------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Includes a subadviser fee equal to 0.70% of the fund's net assets.
(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

-------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS
INDICATED BY CLASS
B YEAR-BY-YEAR TOTAL
INVESTMENT
RETURN (%)          35.42(4)                7.05   30.22           14.04                 34.95       7.97                   9.10
---------------------------------------------------------------------------------------------------------------------------------
(scale varies from             (16.97)(4)                 (10.42)             (3.85)                           (1.01)
fund to fund)

---------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD ENDED:                                               10/92(1)       10/93        10/94       10/95      10/96
---------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
---------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                  $11.31         $10.55       $14.30      $14.16     $12.67
-------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                           (0.04)(2)      (0.10)(2)    (0.07)(2)   (0.03)(2)  (0.02)(2)
---------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments and foreign
   currency transactions                                                (0.72)          3.85         1.24       (0.13)      1.20
---------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                       (0.76)          3.75         1.17       (0.16)      1.18
---------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
   Distributions from net realized gain on investments
   sold and foreign currency transactions                                  --            --         (1.31)      (1.33)     (0.88)
---------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                         $10.55        $14.30       $14.16      $12.67     $12.97
---------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                      (6.72)(4)      35.55         8.64       (0.37)      9.87
---------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
---------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                          76,980         90,787      100,973      93,597     94,746
---------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                             2.47(5)        2.12         1.98        1.87       1.88
---------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average net assets (%)        (0.60)(5)      (0.86)       (0.54)      (0.23)     (0.19)
---------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                               69            108           61          60         98
---------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(6) ($)                                 N/A            N/A          N/A         N/A     0.0221

---------------------------------------------------------------------------------------------------------------------------------
 CLASS B -
  PERIOD ENDED:       5/87(7)   10/87(8)   10/88   10/89   10/90  10/91       10/92    10/93      10/94       10/95       10/96
---------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING
   PERFORMANCE
---------------------------------------------------------------------------------------------------------------------------------
 Net asset value,
   beginning
   of period        $9.60      $13.00     $10.42  $10.67  $13.58  $ 9.94     $10.92     $10.50     $14.17     $13.93      $12.36
---------------------------------------------------------------------------------------------------------------------------------
 Net investment
   income (loss)     0.08       (0.05)      0.01   (0.10)  (0.02)  (0.01)(2)  (0.12)(2)  (0.15)(2)  (0.15)(2)  (0.11)(2)  (0.10)(2)
---------------------------------------------------------------------------------------------------------------------------------
 Net realized and
   unrealized gain
   (loss) on
   investments and
   foreign currency
   transactions      3.32       (2.08)      0.69    3.25   (1.12)   1.35      (0.30)      3.82       1.22      (0.13)       1.16
---------------------------------------------------------------------------------------------------------------------------------
 Total from
  investment
  operations         3.40       (2.13)      0.70    3.15   (1.14)   1.34      (0.42)      3.67       1.07      (0.24)       1.06
---------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
   Distributions
    from ne
    investment
    income           --          (0.12)      --    (0.01)   --      --         --         --         --         --          --
---------------------------------------------------------------------------------------------------------------------------------
   Distributions
    from net
    realized
    gain on
    investments
    sold and
    foreign
    currency
    transactions     --         (0.33)     (0.45)  (0.23)  (2.50)  (0.36)      --         --        (1.31)     (1.33)      (0.88)
---------------------------------------------------------------------------------------------------------------------------------
   Total
   distributions     --         (0.45)     (0.45)  (0.24)  (2.50)  (0.36)      --         --        (1.31)     (1.33)      (0.88)
---------------------------------------------------------------------------------------------------------------------------------
 Net asset value,
  end of period    $13.00      $10.42     $10.67  $13.58   $9.94  $10.92     $10.50     $14.17     $13.93     $12.36      $12.54
---------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT
  RETURN AT NET
  ASSET
  VALUE(3)(%)       35.42(4)   (16.97)(4)   7.05   30.22  (10.42)  14.04      (3.85)     34.95       7.97      (1.01)       9.10
---------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND
  SUPPLEMENTAL
  DATA
---------------------------------------------------------------------------------------------------------------------------------
 Net assets,
  end of period
 (000s omitted)($) 62,264      50,883     34,380  35,596  33,281  28,686     11,475     19,340     31,822     24,570      27,599
---------------------------------------------------------------------------------------------------------------------------------
 Ratio of
  expenses to
  average net
  assets (%)         2.38(5      2.56(5)    2.55    2.30    2.46    2.60       2.68       2.49       2.59      2.57         2.54
---------------------------------------------------------------------------------------------------------------------------------
 Ratio of net
  investment
  income (loss)
  to average
  net assets(%)      0.99(5)    (0.78)(5)   0.09   (0.47)  (0.59)  (0.12)     (1.03)     (1.25)     (1.12)     (0.89)      (0.83)
---------------------------------------------------------------------------------------------------------------------------------
 Portfolio
  turnover rate(%)     91          81        142     138      58     106         69        108         61         60          98
---------------------------------------------------------------------------------------------------------------------------------
 Average brokerage
  commission
  rate(6)($)          N/A         N/A        N/A     N/A     N/A     N/A        N/A        N/A        N/A        N/A      0.0221
---------------------------------------------------------------------------------------------------------------------------------

(1) Class A shares commenced operations on January 3, 1992.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) Annualized.
(6) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(7) For the period September 2, 1986 (commencement of operations) to May 31, 1987.
(8) For the period June 1, 1987 to October 31, 1987.

GLOBAL MARKETPLACE FUND
REGISTRANT NAME: JOHN HANCOCK WORLD FUND        TICKER SYMBOL    CLASS A: JHGMX
                                                                 CLASS B: JHMBX
-------------------------------------------------------------------------------

GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks long-term capital appreciation. To pursue this goal, the fund invests primarily in foreign and U.S. stocks of companies that merchandise goods and services to consumers or to consumer companies. The fund seeks companies of any size that appear to possess a competitive advantage, such as a unique product or distribution method, new technologies or innovative marketing or sales methods. Under normal circumstances, the fund invests at least 65% of assets in these companies, and expects to invest in the securities markets of at least three countries at any one time, potentially including the U.S.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] The fund invests primarily in the common stocks of U.S. and foreign companies. It also may invest in warrants, preferred stocks and convertible securities.

For liquidity and flexibility, the fund may invest up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest up to 100% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Because the fund concentrates on a single sector (consumer businesses), its performance may be disproportionately affected by a few key factors, such as economic conditions and consumer confidence levels.

Also, because the fund invests internationally, it carries additional risks, including currency, information, natural event and political risks. These risks, which may make the fund more volatile than a comparable domestic growth fund, are defined in "More about risk" starting on page 31.

To the extent that the fund invests in smaller capitalization companies or emerging markets, or utilizes higher-risk securities and practices, it takes on further risks that could adversely affect its performance. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT
[GRAPHIC OMITTED] Bernice S. Behar, CFA, leader of the fund's portfolio management team since the fund's inception in September 1994, is a senior vice president of the adviser. She joined the adviser in 1991 and has been in the investment business since 1986.

-------------------------------------------------------------------------------
INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below are based on expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

-------------------------------------------------------------------------------
 SHAREHOLDER TRANSACTION EXPENSES                      CLASS A   CLASS B
-------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                     5.00%     none
-------------------------------------------------------------------------------
 Maximum sales charge imposed on
 reinvested dividends                                    none      none
-------------------------------------------------------------------------------
 Maximum deferred sales charge                           none(1)   5.00%
-------------------------------------------------------------------------------
 Redemption fee(2)                                       none      none
-------------------------------------------------------------------------------
 Exchange fee                                            none      none
-------------------------------------------------------------------------------

 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
-------------------------------------------------------------------------------
 Management fee (after expense limitation)(3)           0.22%      0.22%
-------------------------------------------------------------------------------
 12b-1 fee(4)                                           0.30%      1.00%
-------------------------------------------------------------------------------
 Other expenses                                         1.02%      1.02%
-------------------------------------------------------------------------------
 Total fund operating expenses (after limitation)(3)    1.54%      2.24%
-------------------------------------------------------------------------------

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

-------------------------------------------------------------------------------
 SHARE CLASS                            YEAR 1  YEAR 3   YEAR 5   YEAR 10
-------------------------------------------------------------------------------
 Class A shares                          $65     $96      $130     $224
-------------------------------------------------------------------------------
 Class B shares
-------------------------------------------------------------------------------
   Assuming redemption at end of period  $73     $100     $140     $240
-------------------------------------------------------------------------------
   Assuming no redemption                $23     $ 70     $120     $240
-------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Reflects the adviser`s agreement to limit expenses (except for 12b-1 and transfer agent expenses). Without this limitation, management fees would be 0.80% for each class and total fund operating expenses would be 2.12% for Class A and 2.82% for Class B. The adviser may terminate this limitation at any time.
(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

-------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS INDICATED BY CLASS A YEAR-BY-YEAR TOTAL INVESTMENT RETURN (%)                  35.61(5)    31.94          0.99(5)
-----------------------------------------------------------------------------------------------------------------------------------
(scale varies from fund to fund)                                                                                          two
                                                                                                                         months
-----------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD ENDED:                                                                     8/95(1)       8/96        10/96(2)
-----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                                         $8.50      $11.49        $15.16
-----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                                                  0.01(3)    (0.08)(3)     (0.02)(3)
-----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments and
 foreign currency transactions                                                                 3.01        3.75          0.17
-----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                                              3.02        3.67          0.15
-----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
-----------------------------------------------------------------------------------------------------------------------------------
   Dividends from net investment income                                                       (0.01)        --           --
-----------------------------------------------------------------------------------------------------------------------------------
   Distributions in excess of net investment income                                           (0.02)        --           --
-----------------------------------------------------------------------------------------------------------------------------------
   Total distributions                                                                        (0.03)        --           --
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                                              $11.49      $15.16       $15.31
-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                                            35.61(5)    31.94         0.99(5)
-----------------------------------------------------------------------------------------------------------------------------------
 Total Adjusted Investment Return at Net Asset Value(4,6) (%)                                 28.69(5)    29.69         0.89(5)
-----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                                                   712      16,966       21,782
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                                                   1.50(7)     1.45         1.54(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted expenses to average net assets(8) (%)                                       9.00(7)     3.70         2.12(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average net assets (%)                                0.06(7)    (0.57)       (0.70)(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net investment income (loss) to average net assets(8) (%)                  (7.44)(7)   (2.82)       (1.28)(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                                     63          52           12
-----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share  ($)                                                                  0.65(3)     0.31         0.02
-----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(9) ($)                                                       N/A      0.0140       0.0079

-----------------------------------------------------------------------------------------------------------------------------------
 CLASS B - PERIOD ENDED:                                                                                 8/96(1)       10/96(2)
-----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                                                    $11.95       $15.09
-----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                                                            (0.11)(3)     (0.04)(3)
-----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments and foreign currency transactions                 3.25          0.17
-----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                                                         3.14          0.13
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                                                         $15.09        $15.22
-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                                                       26.28(5)       0.86(5)
-----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted investment return at net asset value(4,6) (%)                                            25.50(5)       0.76(5)
-----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                                                           22,246        30,133
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                                                              2.15(7)       2.24(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted expenses to average net assets(8) (%)                                                  3.49(7)       2.82(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average net assets (%)                                         (1.28)(7)     (1.42)(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net investment income (loss) to average net assets(8) (%)                             (2.62)(7)     (2.00)(7)
-----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                                                52            12
-----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share  ($)                                                                             0.11          0.02
-----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(9) ($)                                                               0.0140        0.0079
-----------------------------------------------------------------------------------------------------------------------------------

(1) Class A and Class B shares commenced operations September 29, 1994 and January 22, 1996, respectively.
(2) Effective October 31, 1996, the fiscal year end changed from August 31 to October 31.
(3) Based on the average of the shares outstanding at the end of each month.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5) Not annualized.
(6) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(7) Annualized.
(8) Unreimbursed, without fee reduction.
(9) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.

GLOBAL RX FUND
REGISTRANT NAME: JOHN HANCOCK WORLD FUND         TICKER SYMBOL    CLASS A: JHGRX
                                                                  CLASS B: JHRBX
--------------------------------------------------------------------------------
GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks long-term growth of capital. To pursue this goal, the fund invests primarily in stocks of foreign and U.S. health care companies. The fund defines health care companies as those deriving at least half of their gross revenues, or committing at least half of their gross assets, to health care-related activities. Under normal circumstances, the fund invests at least 65% of assets in these companies, including small- and medium-sized companies. The fund expects to invest in the securities markets of at least three countries at any one time, potentially including the U.S. Because the fund is non-diversified, it may invest more than 5% of assets in securities of a single issuer.

The fund has an independent advisory board composed of scientific and medical experts to provide advice and consultation on health care developments.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] The fund invests primarily in foreign and domestic common stocks, and may invest in warrants, preferred stocks and convertible debt securities.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest up to 100% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Because the fund concentrates on a single sector (health care), and because this sector has historically been volatile, investors should expect above-average volatility.

Also, because the fund invests internationally, it carries additional risks, including currency, information, natural event and political risks. These risks, which may make the fund more volatile than a comparable domestic growth fund, are defined in "More about risk" starting on page 31.

To the extent that the fund invests in smaller capitalization companies or utilizes higher-risk securities and practices, it takes on further risks that could adversely affect its performance. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT
[GRAPHIC OMITTED] Linda I. Miller, CFA, leader of the fund's portfolio management team since January 1996, is a vice president of the adviser. She joined John Hancock Funds in November 1995 and has been in the investment business with a focus on the health care industry since 1980.

INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses               Class A           Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)             5.00%               none
--------------------------------------------------------------------------------
 Maximum sales charge imposed on
 reinvested dividends                            none                none
--------------------------------------------------------------------------------
 Maximum deferred sales charge                   none(1)             5.00%
--------------------------------------------------------------------------------
 Redemption fee(2)                               none                none
--------------------------------------------------------------------------------
 Exchange fee                                    none                none
--------------------------------------------------------------------------------
 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
--------------------------------------------------------------------------------
 Management fee                                  0.80%               0.80%
--------------------------------------------------------------------------------
 12b-1 fee(3)                                    0.30%               1.00%
--------------------------------------------------------------------------------
 Other expenses                                  0.82%               0.82%
--------------------------------------------------------------------------------
 Total fund operating expenses                   1.92%               2.62%
--------------------------------------------------------------------------------

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
 SHARE CLASS                  YEAR 1     YEAR 3      YEAR 5      YEAR 10
 Class A shares                $69        $107        $148        $263
--------------------------------------------------------------------------------
 Class B shares
--------------------------------------------------------------------------------
   Assuming redemption
   at end of period            $77        $111        $159        $278
--------------------------------------------------------------------------------
   Assuming no redemption      $27        $81         $139        $278
--------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS INDICATED BY CLASS A YEAR-BY-YEAR TOTAL
INVESTMENT RETURN (%)                                                33.40(5)     30.89     23.39     18.39     0.30
----------------------------------------------------------------------------------------------------------------------------------
(scale varies from fund to fund)                                                                                         (1.26)(5)
                                                                                                                          two
                                                                                                                         months

----------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD ENDED:                                             8/92(1)      8/93      8/94      8/95      8/96      10/96(2)
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                $10.00      $13.34    $13.38    $16.51    $21.61     $25.43
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                         (0.03)      (0.23)    (0.32)    (0.36)(3) (0.19)(3)  (0.05)(3)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments
 and foreign currency transactions                                     3.37        0.27      3.45      5.46      4.15      (0.27)
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                      3.34        0.04      3.13      5.10      3.96      (0.32)
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from net realized gain on investments
   sold and foreign currency transactions                               --          --        --        --      (0.14)       --
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                      $13.34      $13.38    $16.51    $21.61    $25.43     $25.11
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                    33.40(5)     0.30     23.39     30.89     18.39      (1.26)(5)
----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted investment return at net asset
 value(4,6) (%)                                                       32.11(5)     0.04       --        --        --         --
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                        14,702      15,647    18,643    24,394    42,405     42,618
 Ratio of expenses to average net assets (%)                           1.98(7)     2.50      2.55      2.56      1.80       1.92(7)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted expenses to average net assets(8) (%)               3.39(7)     2.76       --        --        --         --
 Ratio of net investment income (loss) to average net
 assets (%)                                                          (0.51)(7)    (1.67)    (2.01)    (1.99)    (0.75)     (1.04)(7)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net investment income (loss) to average
 net assets(8) (%)                                                   (1.92)(7)    (1.93)      --        --        --         --
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                            48           93        52        38        68         24
----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share  ($)                                        0.085        0.035       --        --        --         --
----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(9) ($)                              N/A          N/A       N/A       N/A    0.0181    0.0726

----------------------------------------------------------------------------------------------------------------------------------
 CLASS B - PERIOD ENDED:                                                                    8/94(1)   8/95      8/96      10/96(2)
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                                      $17.29    $16.46    $21.35     $24.94
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                                               (0.17)(3) (0.55)(3) (0.34)(3)  (0.08)(3)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments
  and foreign currency transactions                                                         (0.66)     5.44      4.07      (0.26)
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                                                 (0.83)    4.89    3.73   (0.34)
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from net realized gain on investments
   sold and foreign currency transactions                                                     --        --      (0.14)       --
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                                                   $16.46  $21.35  $24.94   $24.60
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                                          (4.80)(5) 29.71     17.53      (1.36)(5)
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                                                      1,071   6,333  36,591   37,521
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                                                 3.34(7)   3.45      2.42       2.62(7)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average net
   assets (%)                                                                               (2.65)(7) (2.91)    (1.33)     (1.74)(7)
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                                   52        38        68         24
----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(9) ($)                                                     N/A       N/A    0.0181     0.0726
----------------------------------------------------------------------------------------------------------------------------------

(1) Class A and Class B shares commenced operations on October 1, 1991 and March 7, 1994, respectively.
(2) Effective October 31, 1996, the fiscal year end changed from August 31 to October 31.
(3) Based on the average of the shares outstanding at the end of each month.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5) Not annualized.
(6) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(7) Annualized.
(8) Unreimbursed, without fee reduction.
(9) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.

GLOBAL TECHNOLOGY FUND
REGISTRANT NAME: JOHN HANCOCK SERIES TRUST         TICKER SYMBOL  CLASS A: NTTFX
                                                                  CLASS B: FGTBX
--------------------------------------------------------------------------------
GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks long-term growth of capital. To pursue this goal, the fund invests primarily in stocks of foreign and U.S. companies that rely extensively on technology in their product development or operations. Under normal circumstances, the fund invests at least 65% of assets in these companies, and expects to invest in the securities markets of at least three countries at any one time, potentially including the U.S. Income is a secondary goal.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] The fund invests primarily in foreign and domestic common stocks, and may invest in warrants, preferred stocks and convertible debt securities. The fund may invest up to 10% of assets in debt securities of any maturity. These may include securities rated as low as CC/Ca and their unrated equivalents. Bonds rated lower than BBB/Baa are considered junk bonds.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest up to 100% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, including restricted securities, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Because the fund concentrates on a single sector (technology), and because this sector has historically been volatile, investors should expect above-average volatility.

Also, because the fund invests internationally, it carries additional risks, including currency, information, natural event and political risks. These risks, which may make the fund more volatile than a comparable domestic growth fund, are defined in "More about risk" starting on page 31. The risks of international investing are higher in emerging markets such as those of Latin America, Asia and Eastern Europe. To the extent that the fund invests in smaller capitalization companies or junk bonds, it further increases the chances for fluctuations in share price and total return. Please read "More about risk" carefully before investing.

MANAGEMENT/SUBADVISER
[GRAPHIC OMITTED] Barry J. Gordon and Marc H. Klee lead the fund's management team, as they have since the fund's inception in 1983. They are principals of American Fund Advisors, Inc. (AFA), which was the fund's adviser until 1991. Since 1991, AFA has been the fund's subadviser.

--------------------------------------------------------------------------------
INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.


--------------------------------------------------------------------------------
 SHAREHOLDER TRANSACTION EXPENSES                    CLASS A       CLASS B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                  5.00%         none
--------------------------------------------------------------------------------
 Maximum sales charge imposed on
 reinvested dividends                                 none          none
--------------------------------------------------------------------------------
 Maximum deferred sales charge                        none(1)       5.00%
--------------------------------------------------------------------------------
 Redemption fee(2)                                    none          none
--------------------------------------------------------------------------------
 Exchange fee                                         none          none
--------------------------------------------------------------------------------
 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
--------------------------------------------------------------------------------
 Management fee(3)                                    0.79%         0.79%
--------------------------------------------------------------------------------
 12b-1 fee(4)                                         0.30%         1.00%
--------------------------------------------------------------------------------
 Other expenses                                       0.48%         0.48%
--------------------------------------------------------------------------------
 Total fund operating expenses                        1.57%         2.27%
--------------------------------------------------------------------------------

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 SHARE CLASS                  YEAR 1      YEAR 3      YEAR 5      YEAR 10
--------------------------------------------------------------------------------
 Class A shares                $65         $97         $131        $227
--------------------------------------------------------------------------------
 Class B shares
--------------------------------------------------------------------------------
   Assuming redemption
   at end of period            $73         $101        $142        $243
--------------------------------------------------------------------------------
   Assuming no redemption      $23         $71         $122        $243
--------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Includes a subadviser fee that will not exceed 0.40% of the fund's net assets.
(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS
INDICATED BY CLASS A
YEAR-BY-YEAR TOTAL
INVESTMENT RETURN (%)    2.89     2.84     10.48     16.61                33.05     5.70     32.06     9.62      46.53      5.22(4)
----------------------------------------------------------------------------------------------------------------------------------
(scale varies from fund                                        (18.46)                                                       ten
to fund)                                                                                                                    months

----------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD
 ENDED:                 12/86    12/87     12/88    12/89       12/90     12/91    12/92     12/93    12/94      12/95     10/96(1)
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING
 PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value,
 beginning of period   $13.57   $13.80    $13.98    $15.31     $16.93    $12.44   $15.60    $14.94   $17.45     $17.84    $24.51
 Net investment
 income (loss)           0.14     0.15      0.15      0.10      (0.04)     0.05    (0.15)    (0.21)   (0.22)(2)  (0.22)(2) (0.14)(2)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and
 unrealized gain
 (loss) on
 investments and
 foreign currency
 transactions            0.25     0.26      1.32      2.43      (3.09)     4.11     1.00      4.92     1.87       8.53      1.42
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment
 operations              0.39     0.41      1.47      2.53      (3.13)     4.16     0.85      4.71     1.65       8.31      1.28
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
   Dividends from net
   investment income    (0.16)   (0.23)    (0.14)    (0.13)       --      (0.04)     --        --       --         --        --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from
   net realized gain on
   investments and
   foreign currency
   transactions           --       --        --      (0.78)     (1.36)    (0.96)   (1.51)    (2.20)   (1.26)     (1.64)      --
----------------------------------------------------------------------------------------------------------------------------------
   Total distributions  (0.16)   (0.23)    (0.14)    (0.91)     (1.36)    (1.00)   (1.51)    (2.20)   (1.26)     (1.64)      --
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end
 of period             $13.80   $13.98    $15.31    $16.93     $12.44    $15.60   $14.94    $17.45   $17.84     $24.51    $25.79
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT
 RETURN AT NET ASSET
 VALUE(3) (%)            2.89     2.84     10.48     16.61     (18.46)    33.05     5.70     32.06     9.62      46.53      5.22(4)
----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted
 investment return
 at net asset
 value(3,5)               --       --        --        --         --        --      5.53       --       --       46.41       --
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of
 period (000s
 omitted) ($)          56,927   44,224    38,594    40,341     28,864    31,580   32,094  41,749     52,193    155,001   166,010
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to
 average net assets (%)  1.75     1.63      1.75      1.90       2.36      2.32     2.05    2.10    2.16    1.67   1.57(6)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted
 expenses to average
 net assets(7) (%)        --       --        --        --         --        --      2.22       --       --        1.79       --
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net
 investment income
 (loss) to average
 net assets (%)          0.77     0.75      0.89      0.60      (0.28)     0.34    (0.88)    (1.49)   (1.25)     (0.89)    (0.68)(6)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted
 net investment
 income (loss) to
 average net
 assets(7) (%)            --       --        --        --         --        --     (1.05)      --       --       (1.01)      --
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover
 rate (%)                   6        9        12        30         38        67       76        86       67         70        64
----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per
 share  ($)               --       --        --        --         --        --      0.03       --       --        0.02(2)    --
----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage
 commission rate(8) ($)   N/A      N/A       N/A       N/A        N/A       N/A      N/A       N/A      N/A        N/A    0.0685

----------------------------------------------------------------------------------------------------------------------------------
 CLASS B - PERIOD ENDED:                                                                             12/94(9)    12/95     10/96(1)
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING
 PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value,
 beginning of period                                                                                 $17.24     $17.68    $24.08
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income
 (loss)                                                                                               (0.35)(2)  (0.39)(2) (0.28)(2)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and
 unrealized gain (loss)
 on investments                                                                                        2.05       8.43      1.40
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment
 operations                                                                                            1.70       8.04      1.12
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
   Distributions from
   net realized gain
   on investments sold                                                                                (1.26)     (1.64)      --
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of
 period                                                                                              $17.68     $24.08    $25.20
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN
 AT NET ASSET VALUE(3) (%)                                                                            10.02      45.42      4.65(4)
----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted investment
 return at net asset
 value(3,5)                                                                                             --       45.30       --
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period
 (000s omitted) ($)                                                                                   9,324     35,754    50,949
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to
 average net assets (%)                                                                                2.90(6)    2.41      2.27(6)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted
 expenses to average
 net assets(7) (%)                                                                                      --        2.53       --
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment
 income (loss) to average
 net assets (%)                                                                                       (1.98)(6)  (1.62)    (1.38)(6)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net
 investment income (loss) to
 average net assets(7) (%)                                                                              --       (1.74)      --
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                                             67         70        64
----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share  ($)                                                                                 --   0.03(2)     --
----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage
 commission rate(8) ($)                                                                                 N/A        N/A    0.0685
----------------------------------------------------------------------------------------------------------------------------------

(1) Effective October 31, 1996, the fiscal year end changed from December 31 to October 31.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(6) Annualized.
(7) Unreimbursed, without fee reduction.
(8) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(9) Class B shares commenced operations on January 3, 1994.

International Fund
REGISTRANT NAME: FREEDOM INVESTMENT TRUST II     TICKER SYMBOL    CLASS A: FINAX
                                                                  CLASS B: FINBX
--------------------------------------------------------------------------------

GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks long-term growth of capital. To pursue this goal, the fund invests primarily in stocks of foreign companies. Under normal circumstances, the fund invests at least 65% of assets in these companies. The fund maintains a diversified portfolio of company and government securities from around the world, and generally expects that at any one time it will invest in the securities markets of at least three non-U.S. countries.

The fund does not maintain a fixed allocation of assets, either with respect to securities type or to geography. The fund looks for companies of any size whose earnings show strong growth or that appear to be undervalued.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] Under normal circumstances, the fund invests primarily in common stocks and other equity securities, but may invest in almost any type of security, foreign or domestic, including preferred and convertible securities, warrants and investment-grade debt securities.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest up to 100% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] As with any growth fund, the value of your investment will fluctuate in response to stock market movements.

Because it invests internationally, the fund carries additional risks, including currency, information, natural event and political risks. These risks, which may make the fund more volatile than a comparable domestic growth fund, are defined in "More about risk" starting on page 31. The risks of international investing are higher in emerging markets such as those of Latin America, Asia and Eastern Europe.

To the extent that the fund invests in smaller capitalization companies or utilizes higher-risk securities and practices, it takes on further risks that could adversely affect its performance. Please read "More about risk" carefully before investing.

MANAGEMENT/SUBADVISER

[GRAPHIC OMITTED] Miren Etcheverry, John L.F. Wills and Gerardo J. Espinoza lead the fund's portfolio management team. Ms. Etcheverry and Mr. Espinoza are senior vice presidents and joined John Hancock Funds in December 1996, having been in the investment business since 1978 and 1979, respectively. Mr. Wills is a senior vice president of the adviser and managing director of the subadviser, John Hancock Advisers International. He joined John Hancock Funds in 1987 and has been in the investment business since 1969.

--------------------------------------------------------------------------------
INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past fiscal year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 SHAREHOLDER TRANSACTION EXPENSES                     CLASS A       CLASS B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                   5.00%          none
--------------------------------------------------------------------------------
 Maximum sales charge imposed on
 reinvested dividends                                  none           none
--------------------------------------------------------------------------------
 Maximum deferred sales charge                         none(1)        5.00%
--------------------------------------------------------------------------------
 Redemption fee(2)                                     none           none
--------------------------------------------------------------------------------
 Exchange fee                                          none           none
--------------------------------------------------------------------------------
 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
--------------------------------------------------------------------------------
 Management fee (after expense limitation)(3,4)        0.00%          0.00%
--------------------------------------------------------------------------------
 12b-1 fee(5)                                          0.30%          1.00%
--------------------------------------------------------------------------------
 Other expenses (after limitation)(3)                  1.45%          1.45%
--------------------------------------------------------------------------------
 Total fund operating expenses (after limitation)(3)   1.75%          2.45%
--------------------------------------------------------------------------------

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 SHARE CLASS                      YEAR 1     YEAR 3      YEAR 5      YEAR 10
--------------------------------------------------------------------------------
 Class A shares                    $67        $102        $140        $246
--------------------------------------------------------------------------------
 Class B shares
   Assuming redemption
   at end of period                $75        $106        $151        $261
--------------------------------------------------------------------------------
   Assuming no redemption          $25        $76         $131        $261
--------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Reflects the adviser`s agreement to limit expenses (except for 12b-1 and transfer agent expenses). Without this limitation, management fees would be 1.00% for each class, other expenses would be 2.02% for each class and total fund operating expenses would be 3.32% for Class A and 4.02% for Class B. The adviser may terminate this limitation at any time.
(4) Includes a subadviser fee equal to 0.70% of the fund's net assets.
(5) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS INDICATED BY CLASS A YEAR-BY-YEAR TOTAL INVESTMENT RETURN (%)                       1.77(4)                 6.88
-----------------------------------------------------------------------------------------------------------------------------------
(scale varies from fund to fund)                                                                               (4.96)

-----------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD ENDED:                                                                          10/94(1)     10/95      10/96
-----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                                             $8.50        $8.65      $8.14
-----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                                                      0.07(2)      0.04       0.06(2)
-----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments and
 foreign currency transactions                                                                     0.08        (0.47)      0.50
-----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                                                  0.15        (0.43)      0.56
-----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
-----------------------------------------------------------------------------------------------------------------------------------
   Dividends from net investment income                                                             --         (0.03)       --
-----------------------------------------------------------------------------------------------------------------------------------
   Distributions from net realized gain on investments
   sold and foreign currency transactions                                                           --         (0.05)       --
-----------------------------------------------------------------------------------------------------------------------------------
   Total distributions                                                                              --         (0.08)       --
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                                                   $8.65        $8.14      $8.70
-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                                                 1.77(4)     (4.96)      6.88
-----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted investment return at net asset value(3,5) (%)                                     (0.52)(4)    (8.12)      5.33
-----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                                                     4,426        4,215      5,098
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                                                       1.50(6)      1.64       1.75
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted expenses to average net assets(7) (%)                                           3.79(6)      4.80       3.30
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average net assets (%)                                   1.02(6)      0.56       0.68
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net investment income (loss) to average
 net assets(7) (%)                                                                                (1.27)(6)    (2.60)     (0.87)
-----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                                         50           69         83
-----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share  ($)                                                                      0.16(2)      0.25(2)    0.14(2)
-----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(8) ($)                                                           N/A          N/A     0.0192

-----------------------------------------------------------------------------------------------------------------------------------
 CLASS B - PERIOD ENDED:                                                                          10/94(1)     10/95      10/96
-----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                                             $8.50        $8.61      $8.05
-----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                                                      0.02(2)     (0.03)      0.00(2,9)
-----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments and
 foreign currency transactions                                                                     0.09        (0.48)      0.50
-----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                                                  0.11        (0.51)      0.50
-----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
-----------------------------------------------------------------------------------------------------------------------------------
   Distributions from net realized gain on investments
   sold and foreign currency transactions                                                           --         (0.05)       --
-----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                                                   $8.61        $8.05      $8.55
-----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                                                 1.29(4)     (5.89)      6.21
-----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted investment return at net asset value(3,5) (%)                                     (1.00)(4)    (9.05)      4.66
-----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                                                     3,948        3,990      8,175
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                                                       2.22(6)      2.52       2.45
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted expenses to average net assets(7) (%)                                           4.51(6)      5.68       4.00
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average net assets (%)                                   0.31(6)     (0.37)      0.02
-----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net investment income (loss) to average
 net assets(7) (%)                                                                                (1.98)(6)    (3.53)     (1.53)
-----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                                         50           69         83
-----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share  ($)                                                                      0.16(2)      0.25(2)    0.14(2)
-----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(8) ($)                                                           N/A          N/A     0.0192
-----------------------------------------------------------------------------------------------------------------------------------

(1) Class A and Class B shares commenced operations on January 3, 1994.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(6) Annualized.
(7) Unreimbursed, without fee reduction.
(8) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(9) Less than one cent per share.

PACIFIC BASIN EQUITIES FUND
REGISTRANT NAME: JOHN HANCOCK WORLD FUND         TICKER SYMBOL    CLASS A: JHWPX
                                                                  CLASS B: FPBBX
--------------------------------------------------------------------------------
GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks long-term growth of capital. To pursue this goal, the fund invests primarily in a diversified portfolio of stocks of Pacific Basin companies. The Pacific Basin includes countries bordering the Pacific Ocean. Under normal circumstances, the fund invests at least 65% of assets in these companies, with the balance invested in equities of companies not in the Pacific Basin countries and in investment-grade debt securities of U.S., Japanese, Australian and New Zealand issuers.

The fund does not maintain a fixed allocation of assets. The fund may at times invest less than 65% of assets in Pacific Basin equities.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] Under normal circumstances, the fund invests primarily in common stocks and other equity securities, but may invest in virtually any type of security, foreign or domestic, including preferred and convertible securities, warrants and investment-grade debt securities.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest up to 100% in these securities as a defensive tactic. The fund also may invest in certain higher-risk securities, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] As with any growth fund, the value of your investment will fluctuate in response to stock market movements. Because the fund concentrates on one region, investors should expect above-average volatility.

Also, because the fund invests internationally, it carries additional risks, including currency, information, natural event and political risks. These risks, which may make the fund more volatile than a comparable domestic growth fund, are defined in "More about risk" starting on page 31. The risks of international investing are higher in emerging markets, a category that includes many Pacific Basin countries.

To the extent that the fund utilizes higher-risk securities practices, it takes on further risks that could adversely affect its performance. Please read "More about risk" carefully before investing.

MANAGEMENT/SUBADVISERS
[GRAPHIC OMITTED] The fund's management is carried out jointly by the adviser's international equities portfolio management team and two subadvisers, Indosuez Asia Advisers Limited and John Hancock Advisers International. Indosuez is majority owned by Caisse Nationale de Credit Agricole, a French banking institution.

--------------------------------------------------------------------------------
INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 SHAREHOLDER TRANSACTION EXPENSES                  CLASS A       CLASS B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                5.00%         none
--------------------------------------------------------------------------------
 Maximum sales charge imposed on
 reinvested dividends                               none          none
--------------------------------------------------------------------------------
 Maximum deferred sales charge                      none(1)      5.00%
--------------------------------------------------------------------------------
 Redemption fee(2)                                  none         none
--------------------------------------------------------------------------------
 Exchange fee                                       none         none

--------------------------------------------------------------------------------
 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
--------------------------------------------------------------------------------
 Management fee(3)                                  0.80%        0.80%
--------------------------------------------------------------------------------
 12b-1 fee(4)                                       0.30%        1.00%
--------------------------------------------------------------------------------
 Other expenses                                     1.10%        1.10%
--------------------------------------------------------------------------------
 Total fund operating expenses                      2.20%        2.90%
--------------------------------------------------------------------------------

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
 SHARE CLASS                  YEAR 1      YEAR 3       YEAR 5       YEAR 10
--------------------------------------------------------------------------------
 Class A shares                $71         $115         $162         $291
--------------------------------------------------------------------------------
 Class B shares
--------------------------------------------------------------------------------
   Assuming redemption
   at end of period            $79         $120         $173         $306
--------------------------------------------------------------------------------
   Assuming no redemption      $29         $90          $153         $306
--------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Includes a subadviser fee equal to 0.35% of the fund's net assets.
(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS INDICATED BY CLASS
A YEAR-BY-YEAR TOTAL INVESTMENT
RETURN (%)                                     18.06                               49.61     22.82                4.47
----------------------------------------------------------------------------------------------------------------------------------
(scale varies from fund to fund)    (3.61)(6)          (0.44)   (2.15)   (1.99)                       (7.65)               (1.83)(6)
                                                                                                                             two
                                                                                                                            months

----------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD ENDED:             8/88(1)    8/89    8/90     8/91     8/92      8/93      8/94     8/95       8/96     10/96(2)
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of
 period                            $10.00      $9.61  $11.10   $10.34    $9.05     $8.87    $13.27   $15.88     $14.11    $14.74
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)        0.01      (0.02)  (0.04)   (0.01)   (0.07)(3) (0.11)(3) (0.10)(3) 0.02(3,4) (0.02)(3) (0.02)(3)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain
 (loss) on investments and
 foreign currency transactions      (0.37)      1.75    0.11    (0.33)   (0.11)     4.51      3.12    (1.24)      0.65     (0.25)
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations   (0.36)      1.73    0.07    (0.34)   (0.18)     4.40      3.02    (1.22)      0.63     (0.27)
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
   Dividends from net investment
   income                           (0.03)     (0.01)    --       --       --        --        --       --         --        --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from net realized
   gain on investments sold
   and foreign currency
   transactions                       --       (0.23)  (0.83)   (0.95)     --        --      (0.41)   (0.55)       --        --
----------------------------------------------------------------------------------------------------------------------------------
   Total distributions              (0.03)     (0.24)  (0.83)   (0.95)     --        --      (0.41)   (0.55)       --        --
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period     $9.61     $11.10  $10.34    $9.05    $8.87    $13.27    $15.88   $14.11     $14.74    $14.47
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET
 ASSET VALUE(5) (%)                 (3.61)(6)  18.06   (0.44)   (2.15)   (1.99)    49.61     22.82    (7.65)      4.47     (1.83)(6)
----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted investment return
 at net asset value(5,7) (%)        (8.05)(6)  15.12   (2.86)   (5.19)   (5.57)    48.31       --       --         --        --
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period
 (000s omitted) ($)                 4,771      5,116   4,578    4,065    3,222    14,568    50,261   37,417     41,951    38,694
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average
 net assets (%)                      1.75(8)    1.75    2.45     2.75     2.73      2.94      2.43     2.05       1.97      2.21(8)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted expenses to
 average net assets(9) (%)           6.19(8)    4.69    4.89     5.79     6.31      4.24       --       --         --        --
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income
 (loss) to average net assets (%)    0.04(8)   (0.15)  (0.28)   (0.06)   (0.82)    (0.98)    (0.66)    0.13(4)   (0.15)    (0.83)(8)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net investment
 income (loss) to average
 net assets(9) (%)                  (4.40)(8)  (3.09)  (2.70)   (3.10)   (4.40)    (2.28)      --       --         --        --
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)          148        227     154      151      179       171        68       48         73        15
----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share  ($)        1.15       0.39    0.31     0.24     0.31(3)   0.14(3)    --       --         --        --
----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission
 rate(10) ($)                         N/A        N/A     N/A      N/A      N/A       N/A       N/A      N/A     0.0183    0.0221

----------------------------------------------------------------------------------------------------------------------------------
 CLASS B - PERIOD ENDED:                                                                      8/94(1)  8/95       8/96     10/96(2)
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of
 period                                                                                     $15.11   $15.84     $13.96    $14.49
----------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                                                                 (0.09)(3)(0.09)(3)  (0.13)(3) (0.04)(3)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain
 (loss) on investments and
 foreign currency transactions                                                                0.82    (1.24)      0.66     (0.25)
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                                             0.73    (1.33)      0.53     (0.29)
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from net realized
   gain on investments sold
   and foreign currency transactions                                                           --     (0.55)       --        --
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                                             $15.84   $13.96     $14.49    $14.20
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET
 ASSET VALUE(5) (%)                                                                          (4.83)(6)(8.38)      3.80     (2.00)(6)
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s
 omitted) ($)                                                                                9,480   14,368     32,342    30,147
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net
 assets (%)                                                                                   3.00(8)  2.77       2.64      2.90(8)
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income
 (loss) to average net assets (%)                                                            (1.40)(8)(0.66)     (0.86)    (1.52)(8)
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                                    68       48         73        15
----------------------------------------------------------------------------------------------------------------------------------
 Average brokerage commission rate(10) ($)                                                     N/A      N/A     0.0183    0.0221
----------------------------------------------------------------------------------------------------------------------------------

(1)  Class A and Class B shares commenced operations on September 8, 1987 and March 7, 1994, respectively.
(2)  Effective October 31, 1996, the fiscal year end changed from August 31 to October 31.
(3)  Based on the average of the shares outstanding at the end of each month.
(4)  May not accord to amounts shown elsewhere in the financial statements due to the timing of sales and repurchases of fund shares in relation to fluctuating market values of the investments of the fund.
(5)  Assumes dividend reinvestment and does not reflect the effect of sales charges.
(6)  Not annualized.
(7)  An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(8)  Annualized.
(9)  Unreimbursed, without fee reduction.
(10) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.

SHORT-TERM STRATEGIC INCOME FUND
REGISTRANT NAME: FREEDOM INVESTMENT TRUST II     TICKER SYMBOL    CLASS A: JHSAX
                                                                  CLASS B: FRSWX
--------------------------------------------------------------------------------

GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks a high level of current income. To pursue this goal, the fund invests primarily in debt securities issued or guaranteed by:

o  foreign governments and companies including those in emerging markets
o  the U.S. Government, its agencies or instrumentalities
o  U.S. companies

Under normal circumstances, the fund invests assets in all three of these sectors, but may invest up to 100% in any one sector. The fund maintains an average portfolio maturity of three years or less.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] The fund may invest in all types of debt securities. The fund's U.S. Government securities may include mortgage-backed securities. The fund may invest up to 67% of assets in securities rated as low as B and their unrated equivalents. Bonds rated lower than BBB/Baa are considered junk bonds. However, the fund maintains an average portfolio quality rating of A, which is an investment-grade rating.

Because the fund is non-diversified, it may invest more than 5% of assets in securities of a single issuer, but no more than 25% of assets in the securities of any one foreign government. The fund also may invest in certain other investments, including derivatives, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] The value of your investment in the fund will fluctuate with changes in currency exchange rates as well as interest rates. Typically, a rise in interest rates causes a decline in the market value of fixed income securities.

International investing, particularly in emerging markets, carries additional risks, including currency information, natural event and political risks. Junk bonds may carry above-average credit and market risks and mortgage-backed securities may carry extension and prepayment risks. These risks are defined in "More about risk" starting on page 31.

To the extent that the fund utilizes higher-risk securities practices, it takes on further risks that could adversely affect its performance. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT
[GRAPHIC OMITTED] Anthony A. Goodchild, Lawrence J. Daly and Janet L. Clay lead the portfolio management team. Messrs. Goodchild and Daly are senior vice presidents and joined John Hancock Funds in July 1994, having been in the investment business since 1968 and 1972, respectively. Ms. Clay, a second vice president, joined John Hancock Funds in August 1995 and has been in the investment business since 1990.

--------------------------------------------------------------------------------
INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 SHAREHOLDER TRANSACTION EXPENSES                   CLASS A       CLASS B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                 3.00%         none
--------------------------------------------------------------------------------
 Maximum sales charge imposed on
 reinvested dividends                                none          none
--------------------------------------------------------------------------------
 Maximum deferred sales charge                       none(1)       3.00%
--------------------------------------------------------------------------------
 Redemption fee(2)                                   none          none
--------------------------------------------------------------------------------
 Exchange fee                                        none          none
--------------------------------------------------------------------------------
 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
--------------------------------------------------------------------------------
 Management fee                                      0.65%         0.65%
--------------------------------------------------------------------------------
 12b-1 fee(3)                                        0.30%         1.00%
--------------------------------------------------------------------------------
 Other expenses                                      0.52%         0.52%
--------------------------------------------------------------------------------
 Total fund operating expenses                       1.47%         2.17%
--------------------------------------------------------------------------------

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                      Year 1     Year 3      Year 5      Year 10
--------------------------------------------------------------------------------
 Class A shares                    $45        $75         $108        $200
--------------------------------------------------------------------------------
 Class B shares
--------------------------------------------------------------------------------
   Assuming redemption
   at end of period                $52        $88         $116        $209
--------------------------------------------------------------------------------
   Assuming no redemption          $22        $68         $116        $209
--------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS INDICATED BY CLASS B YEAR-BY-YEAR TOTAL INVESTMENT
 RETURN (%)                                                  8.85(4)       0.64        5.98        1.93        7.97    7.89
----------------------------------------------------------------------------------------------------------------------------------
(scale varies from fund to fund)


----------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD ENDED:                                                  10/92(1)    10/93       10/94       10/95       10/96
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                     $9.86       $9.32       $9.12       $8.47       $8.41
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                              0.65        0.83(2)     0.76(2)     0.77(2)      0.65
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments and
 foreign currency transactions                                            (0.55)      (0.20)      (0.53)      (0.06)       0.05
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                          0.10        0.63        0.23        0.71        0.70
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
----------------------------------------------------------------------------------------------------------------------------------
   Dividends from net investment income                                   (0.64)      (0.83)      (0.62)      (0.61)      (0.57)
----------------------------------------------------------------------------------------------------------------------------------
   Distributions in excess of net investment income                         --          --        (0.04)        --          --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions in excess of net realized gain on investments sold         --          --        (0.12)        --          --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from capital paid-in                                       --          --        (0.10)      (0.16)      (0.08)
----------------------------------------------------------------------------------------------------------------------------------
   Total distributions                                                    (0.64)      (0.83)      (0.88)      (0.77)      (0.65)
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                           $9.32       $9.12       $8.47       $8.41       $8.46
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                         1.16(4)     6.78        2.64        8.75        8.60
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                            20,468      11,130      13,091      16,997      49,338
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                               1.37(4)     1.21        1.26        1.33        1.48
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average net assets (%)           8.09(4)     8.59        8.71        9.13        7.59
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                 86         306         150         147          77
---------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 CLASS B - PERIOD ENDED:                                    10/91(1)      10/92       10/93       10/94       10/95       10/96
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                      $10.00        $10.01       $9.31       $9.11       $8.46       $8.40
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                0.76          0.87        0.75(2)     0.70(2)     0.70(2)     0.59
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on investments
 and foreign currency transactions                           0.01         (0.80)      (0.20)      (0.53)      (0.06)       0.05
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                            0.77          0.07        0.55        0.17        0.64        0.64
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
----------------------------------------------------------------------------------------------------------------------------------
   Dividends from net investment income                     (0.76)        (0.77)      (0.75)      (0.56)      (0.56)      (0.52)
----------------------------------------------------------------------------------------------------------------------------------
   Distributions in excess of net investment income           --            --          --        (0.04)        --          --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions in excess of net realized gain on
   investments sold                                           --            --          --        (0.12)        --          --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from capital paid-in                         --            --          --        (0.10)      (0.14)      (0.07)
----------------------------------------------------------------------------------------------------------------------------------
   Total distributions                                      (0.76)        (0.77)      (0.75)      (0.82)      (0.70)      (0.59)
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                            $10.01         $9.31       $9.11       $8.46       $8.40       $8.45
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)           8.85(4)       0.64        5.98        1.93        7.97        7.89
----------------------------------------------------------------------------------------------------------------------------------
 Total adjusted investment return at net asset
 value(3,5) (%)                                              8.81(4)        --          --          --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)             218,562       236,059     142,873      98,390      84,601      48,137
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                 1.89(4)       2.07        2.01        1.99        2.07        2.12
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted expenses to average net assets(6) (%)     1.93(4)        --          --          --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income to average net assets (%)    8.72(4)       8.69        7.81        8.00        8.40        7.07
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of adjusted net investment income to average net
 assets(6) (%)                                               8.68(4)        --          --          --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                   22            86         306         150         147          77
----------------------------------------------------------------------------------------------------------------------------------
 Fee reduction per share ($)                               0.0039           --          --          --          --          --
----------------------------------------------------------------------------------------------------------------------------------

(1) Class A and Class B shares commenced operations on January 3, 1992 and December 28,1990, respectively.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Annualized.
(5) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(6) Unreimbursed, without fee reduction.

WORLD BOND FUND
REGISTRANT NAME: FREEDOM INVESTMENT TRUST II     TICKER SYMBOL    CLASS A: FGLAX
                                                                  CLASS B: FGLIX
--------------------------------------------------------------------------------
GOAL AND STRATEGY
[GRAPHIC OMITTED] The fund seeks a high total investment return -- a combination of current income and capital appreciation. To pursue this goal, the fund invests at least 65% of assets in debt securities issued or guaranteed by: o foreign governments and companies including those in emerging markets o multinational organizations such as the World Bank o the U.S. Government, its agencies or instrumentalities

Under normal circumstances, the fund expects to invest in the securities markets of at least three countries at any one time, potentially including the U.S. The fund does not maintain a fixed allocation of assets.

PORTFOLIO SECURITIES
[GRAPHIC OMITTED] The fund may invest in all types of debt securities of any maturity, including preferred and convertible securities. Less than 35% of assets may be invested in junk bonds rated as low as CCC/Caa, or equivalent.

Because the fund is non-diversified, it may invest more than 5% of assets in securities of a single issuer, but no more than 25% of assets in the securities of any one foreign government.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain other investments, including derivatives, and may engage in other investment practices.

RISK FACTORS
[GRAPHIC OMITTED] As with most bond funds, the value of your investment in the fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of fixed income securities.

International investing, particularly in emerging markets, carries additional risks, including currency, information, natural event and political risks. Junk bonds may carry above-average credit and market risks and mortgage-backed securities may carry extension and prepayment risks. These risks are defined in "More about risk" starting on page 31.

To the extent that the fund utilizes higher-risk securities practices, it takes on further risks that could adversely affect its performance. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT
[GRAPHIC OMITTED] Anthony A. Goodchild, Lawrence J. Daly and Janet L. Clay lead the portfolio management team. Messrs. Goodchild and Daly are senior vice presidents and joined John Hancock Funds in July 1994, having been in the investment business since 1968 and 1972, respectively. Ms. Clay, a second vice president, joined John Hancock Funds in August 1995 and has been in the investment business since 1990.

--------------------------------------------------------------------------------
INVESTOR EXPENSES
[GRAPHIC OMITTED] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.


--------------------------------------------------------------------------------
 SHAREHOLDER TRANSACTION EXPENSES                     CLASS A        CLASS B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                   4.50%           none
--------------------------------------------------------------------------------
 Maximum sales charge imposed on
 reinvested dividends                                  none            none
--------------------------------------------------------------------------------
 Maximum deferred sales charge                         none(1)         5.00%
--------------------------------------------------------------------------------
 Redemption fee(2)                                     none            none
--------------------------------------------------------------------------------
 Exchange fee                                          none            none
--------------------------------------------------------------------------------
 ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
--------------------------------------------------------------------------------
 Management fee                                       0.75%            0.75%
--------------------------------------------------------------------------------
 12b-1 fee(3)                                         0.30%            1.00%
--------------------------------------------------------------------------------
 Other expenses                                       0.54%            0.54%
--------------------------------------------------------------------------------
 Total fund operating expenses                        1.59%            2.29%
--------------------------------------------------------------------------------

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

--------------------------------------------------------------------------------
 SHARE CLASS                         YEAR 1     YEAR 3      YEAR 5      YEAR 10
--------------------------------------------------------------------------------
 Class A shares                       $60        $93         $128        $225
--------------------------------------------------------------------------------
 Class B shares
--------------------------------------------------------------------------------
   Assuming redemption
   at end of period                   $73       $102         $143        $245
--------------------------------------------------------------------------------
   Assuming no redemption             $23       $72          $123        $245
--------------------------------------------------------------------------------

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2) Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[GRAPHIC OMITTED] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

VOLATILITY, AS INDICATED BY
CLASS B YEAR-BY-YEAR TOTAL
INVESTMENT RETURN (%)          65.96(4)  1.59(4) 20.09     5.47    11.84    10.44     1.72     6.77              11.51      4.78
 ----------------------------------------------------------------------------------------------------------------------------------
(scale varies from fund to fund)                                                                       (1.88)

----------------------------------------------------------------------------------------------------------------------------------
 CLASS A - PERIOD ENDED:                                                             10/92(1) 10/93    10/94     10/95     10/96
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of period                                               $10.57    $9.76    $9.62     $8.85     $9.30
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)                                                         0.64     0.76     0.64(2)   0.57(2)   0.51(2)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) on
 investments and foreign currency transactions                                       (0.74)   (0.10)   (0.78)     0.48     (0.02)
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment operations                                                    (0.10)    0.66    (0.14)     1.05      0.49
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
   Dividends from net investment income                                              (0.71)   (0.38)   (0.11)    (0.59)    (0.50)
----------------------------------------------------------------------------------------------------------------------------------
   Distributions in excess of net investment income                                    --     (0.04)     --        --        --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from capital paid-in                                                  --     (0.38)   (0.52)    (0.01)    (0.01)
----------------------------------------------------------------------------------------------------------------------------------
   Total distributions                                                               (0.71)   (0.80)   (0.63)    (0.60)    (0.51)
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of period                                                     $9.76     $9.62    $8.85     $9.30     $9.28
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                                   (0.88)(4) 7.14    (1.30)    12.25      5.48
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period (000s omitted) ($)                                       12,880   12,882    8,949    35,334    27,537
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average net assets (%)                                          1.41(4)  1.46     1.59      1.48      1.58
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment income (loss) to average
 net assets (%)                                                                       7.64(4)  7.89     7.00      6.43      5.54
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)                                                           476      363      174       263       214
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
 CLASS B - PERIOD ENDED:        5/87(5) 10/87(6) 10/88    10/89    10/90    10/91    10/92    10/93    10/94     10/95     10/96
----------------------------------------------------------------------------------------------------------------------------------
 PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, beginning of
 period                        $9.60   $10.79   $10.32   $10.98   $10.21   $10.38   $10.44    $9.74    $9.62     $8.85     $9.30
----------------------------------------------------------------------------------------------------------------------------------
 Net investment income (loss)   0.31     0.25     0.67     0.83     0.85     0.90     0.78     0.72     0.59(2)   0.55(2)   0.45(2)
----------------------------------------------------------------------------------------------------------------------------------
 Net realized and unrealized
 gain (loss) on investments
 and foreign currency
 transactions                   1.29    (0.18)    1.31    (0.27)    0.28     0.13    (0.59)   (0.09)   (0.78)     0.44     (0.02)
----------------------------------------------------------------------------------------------------------------------------------
 Total from investment
 operations                     1.60     0.07     1.98     0.56     1.13     1.03     0.19     0.63    (0.19)     0.99      0.43
----------------------------------------------------------------------------------------------------------------------------------
 Less distributions:
----------------------------------------------------------------------------------------------------------------------------------
   Dividends from net
   investment income           (0.26)   (0.28)   (0.68)   (0.84)   (0.85)   (0.73)   (0.89)   (0.33)   (0.06)    (0.53)    (0.44)
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from net
   realized gain on
   investments                 (0.15)   (0.26)   (0.64)   (0.49)     --     (0.24)     --       --       --        --        --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions in excess
   of net investment income      --       --       --       --       --       --       --     (0.04)     --        --        --
----------------------------------------------------------------------------------------------------------------------------------
   Distributions from capital
   paid-in                       --       --       --       --     (0.11)      --      --     (0.38)   (0.52)    (0.01)    (0.01)
----------------------------------------------------------------------------------------------------------------------------------
   Total distributions         (0.41)   (0.54)   (1.32)   (1.33)   (0.96)   (0.97)   (0.89)   (0.75)   (0.58)    (0.54)     0.45
----------------------------------------------------------------------------------------------------------------------------------
 Net asset value, end of
 period                       $10.79   $10.32   $10.98   $10.21   $10.38   $10.44    $9.74    $9.62    $8.85     $9.30     $9.28
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENT RETURN
 AT NET ASSET VALUE(3) (%)     65.96(4)  1.59(4) 20.09     5.47    11.84    10.44     1.72     6.77    (1.88)    11.51      4.78
----------------------------------------------------------------------------------------------------------------------------------
 RATIOS AND SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------------------------------
 Net assets, end of period
 (000s omitted) ($)           18,253   58,658  174,833  255,214  186,524  192,687  199,102  197,166  114,656    65,600    45,897
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of expenses to average
 net assets (%)                 2.41(4)  2.19(4)  1.74     1.75     1.82     1.90     1.91     1.91     2.17      2.16      2.25
----------------------------------------------------------------------------------------------------------------------------------
 Ratio of net investment
 income (loss) to average
 net assets (%)                 8.69(4)  6.32(4)  6.04     8.07     8.67     8.74     7.59     7.45     6.41      6.03      4.87
----------------------------------------------------------------------------------------------------------------------------------
 Portfolio turnover rate (%)     140(4)   152(4)   364      333      186      159      476      363      174       263       214
----------------------------------------------------------------------------------------------------------------------------------

(1) Class A shares commenced operations on January 3, 1992.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Annualized.
(5) For the period December 17, 1986 (commencement of operations) to May 31, 1987.
(6) For the period June 1, 1987 to October 31, 1987.

YOUR ACCOUNT

--------------------------------------------------------------------------------
CHOOSING A SHARE CLASS

All John Hancock international/global funds offer two classes of shares, Class A and Class B. Each class has its own cost structure, allowing you to choose the one that best meets your requirements. Your financial representative can help you decide.

--------------------------------------------------------------------------------
 CLASS A                                CLASS B
--------------------------------------------------------------------------------
o Front-end sales charges, as           o No front-end sales charge; all your
  described below. There are several      money goes to work for you right
  ways to reduce these charges, also      away.
  described below.
                                        o Higher annual expenses than Class A
o Lower annual expenses than Class B      shares.
  shares.
                                        o A deferred sales charge, as
                                          described below.

                                        o Automatic conversion to Class A
                                          shares after eight years (five years
                                          for Short-Term Strategic Income
                                          Fund), thus reducing future annual
                                          expenses.

For actual past expenses of Class A and B shares, see the fund-by-fund information earlier in this prospectus.

--------------------------------------------------------------------------------
HOW SALES CHARGES ARE CALCULATED

CLASS A Sales charges are as follows:

--------------------------------------------------------------------------------
 CLASS A SALES CHARGES - SHORT-TERM STRATEGIC INCOME
--------------------------------------------------------------------------------
                            AS A % OF       AS A % OF YOUR
 YOUR INVESTMENT            OFFERING PRICE  INVESTMENT
--------------------------------------------------------------------------------
 Up to $99,999              3.00%           3.09%
--------------------------------------------------------------------------------
 $100,000 -  $499,999       2.50%           2.56%
--------------------------------------------------------------------------------
 $500,000 - $999,999        2.00%           2.04%
--------------------------------------------------------------------------------
 $1,000,000 and over        See below
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 CLASS A SALES CHARGES - WORLD BOND
--------------------------------------------------------------------------------
                            AS A % OF       AS A % OF YOUR
 YOUR INVESTMENT            OFFERING PRICE  INVESTMENT
--------------------------------------------------------------------------------
 Up to $99,999              4.50%           4.71%
--------------------------------------------------------------------------------
 $100,000 - $249,999        3.75%           3.90%
--------------------------------------------------------------------------------
 $250,000 - $499,999        2.75%           2.83%
--------------------------------------------------------------------------------
 $500,000 - $999,999        2.00%           2.04%
--------------------------------------------------------------------------------
 $1,000,000 and over        See below
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 CLASS A SALES CHARGES - GROWTH FUNDS
--------------------------------------------------------------------------------
                            AS A % OF       AS A % OF YOUR
 YOUR INVESTMENT            OFFERING PRICE  INVESTMENT
--------------------------------------------------------------------------------
 Up to $49,999              5.00%           5.26%
--------------------------------------------------------------------------------
 $50,000 - $99,999          4.50%           4.71%
--------------------------------------------------------------------------------
 $100,000 - $249,999        3.50%           3.63%
--------------------------------------------------------------------------------
 $250,000 - $499,999        2.50%           2.56%
--------------------------------------------------------------------------------
 $500,000 - $999,999        2.00%           2.04%
--------------------------------------------------------------------------------
 $1,000,000 and over        See below
--------------------------------------------------------------------------------

INVESTMENTS OF $1 MILLION OR MORE Class A shares are available with no front-end sales charge. However, there is a contingent deferred sales charge (CDSC) on any shares sold within one year of purchase, as follows:

--------------------------------------------------------------------------------
 CDSC ON $1 MILLION+ INVESTMENTS (ALL FUNDS)
--------------------------------------------------------------------------------
 YOUR INVESTMENT                CDSC ON SHARES BEING SOLD
--------------------------------------------------------------------------------
 First $1M - $4,999,999         1.00%
--------------------------------------------------------------------------------
 Next $1 - $5M above that       0.50%
--------------------------------------------------------------------------------
 Next $1 or more above that     0.25%
--------------------------------------------------------------------------------

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the LAST day of that month.

The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC.

CLASS B Shares are offered at their net asset value per share, without any initial sales charge. However, there is a contingent deferred sales charge
(CDSC) on shares you sell within a certain time after you bought them, as described in the table below. There is no CDSC on shares acquired through reinvestment of dividends. The CDSC is based on the original purchase cost or the current market value of the shares being sold, whichever is less. The longer the time between the purchase and the sale of shares, the lower the rate of the
CDSC:

--------------------------------------------------------------------------------
 CLASS B DEFERRED CHARGES
--------------------------------------------------------------------------------
 YEARS AFTER        CDSC ON SHORT-TERM   CDSC ON ALL
 PURCHASE           STRATEGIC INCOME     OTHER FUND SHARES
                    SHARES BEING SOLD    BEING SOLD
--------------------------------------------------------------------------------
 1st year           3.00%                5.00%
--------------------------------------------------------------------------------
 2nd year           2.00%                4.00%
--------------------------------------------------------------------------------
 3rd  year          2.00%                3.00%
--------------------------------------------------------------------------------
 4th year           1.00%                3.00%
--------------------------------------------------------------------------------
 5th year           None                 2.00%
--------------------------------------------------------------------------------
 6th year           None                 1.00%
--------------------------------------------------------------------------------
 After 6 years      None                 None
--------------------------------------------------------------------------------

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the FIRST day of that month.

CDSC calculations are based on the number of shares involved, not on the value of your account. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that carry no CDSC. If there are not enough of these to meet your request, we will sell those shares that have the lowest CDSC.

--------------------------------------------------------------------------------
SALES CHARGE REDUCTIONS AND WAIVERS

REDUCING YOUR CLASS A SALES CHARGES There are several ways you can combine multiple purchases of Class A shares of John Hancock funds to take advantage of the breakpoints in the sales charge schedule. The first three ways can be combined in any manner.

o Accumulation Privilege -- lets you add the value of any Class A shares you already own to the amount of your next Class A investment for purposes of calculating the sales charge.
o Letter of Intention -- lets you purchase Class A shares of a fund over a 13-month period and receive the same sales charge as if all shares had been purchased at once.
o Combination Privilege -- lets you combine Class A shares of multiple funds for purposes of calculating the sales charge.

To utilize: complete the appropriate section of your application, or contact your financial representative or Signature Services to add these options (see the back cover of this prospectus).

GROUP INVESTMENT PROGRAM Allows established groups of four or more investors to invest as a group. Each investor has an individual account, but for sales charge purposes the group's investments are lumped together, making the investors potentially eligible for reduced sales charges. There is no charge, no obligation to invest (although initial aggregate investments must be at least $250) and you may terminate the program at any time.

To utilize: contact your financial representative or Signature Services to find out how to qualify.

CDSC WAIVERS As long as Signature Services is notified at the time you sell, the CDSC for either share class will generally be waived in the following cases:
o to make payments through certain systematic withdrawal plans
o to make certain distributions from a retirement plan
o because of shareholder death or disability

To utilize: if you think you may be eligible for a CDSC waiver, contact your financial representative or Signature Services, or consult the SAI (see the back cover of this prospectus).

REINSTATEMENT PRIVILEGE If you sell shares of a John Hancock fund, you may reinvest some or all of the proceeds in the same share class of any John Hancock fund within 120 days without a sales charge, as long as Signature Services is notified before you reinvest. If you paid a CDSC when you sold your shares, you will be credited with the amount of the CDSC. All accounts involved must have the same registration.

To utilize: contact your financial representative or Signature Services.

WAIVERS FOR CERTAIN INVESTORS Class A shares may be offered without front-end sales charges or CDSCs to various individuals and institutions, including:

o government entities that are prohibited from paying mutual fund sales charges
o financial institutions or common trust funds investing $1 million or more for non-discretionary accounts
o selling brokers and their employees and sales representatives
o financial representatives utilizing fund shares in fee-based investment products under agreement with John Hancock Funds
o fund trustees and other individuals who are affiliated with these or other John Hancock funds
o individuals transferring assets to a John Hancock fund from an employee benefit plan that has John Hancock funds
o members of an approved affinity group financial services program
o certain insurance company contract holders (one-year CDSC usually applies)
o participants in certain retirement plans with at least 100 members (one-year CDSC applies)
o clients of AFA, when their funds are transferred directly to Global Technology Fund from accounts managed by AFA
o certain former shareholders of John Hancock National Aviation & Technology Fund and Nova Fund (applies to Global Technology Fund only).

To utilize: if you think you may be eligible for a sales charge waiver, contact your financial representative or Signature Services, or consult the SAI.

--------------------------------------------------------------------------------
OPENING AN ACCOUNT

1  Read this prospectus carefully.

2 Determine how much you want to invest. The minimum initial investments for the John Hancock funds are as follows:

   o non-retirement account: $1,000
   o retirement account: $250
   o group investments: $250
   o Monthly Automatic Accumulation Plan (MAAP):
     $25 to open; you must invest at least $25 a month

3 Complete the appropriate parts of the account application, carefully following the instructions. If you have questions, please contact your financial representative or call Signature Services at 1-800-225-5291.

4 Complete the appropriate parts of the account privileges section of the application. By applying for privileges now, you can avoid the delay and inconvenience of having to file an additional application if you want to add privileges later.

5 Make your initial investment using the table on the next page. You can initiate any purchase, exchange or sale of shares through your financial representative.

--------------------------------------------------------------------------------
 BUYING SHARES
--------------------------------------------------------------------------------
         OPENING AN ACCOUNT             ADDING TO AN ACCOUNT
--------------------------------------------------------------------------------
 BY CHECK
--------------------------------------------------------------------------------
[graphic omitted]

o Make out a check for the investment   o Make out a check for the investment
  amount, payable to "John Hancock        amount payable to "John Hancock
  Signature Services, Inc."               Signature Services, Inc."
o Deliver the check and your completed  o Fill out the detachable investment
  application to your financial           slip from an account statement. If
  representative, or mail them to         no slip is available, include a note
  Signature Services (address below).     specifying the fund name, your share
                                          class, your account number and the
                                          name(s) in which the account is
                                          registered.
                                        o Deliver the check and your
                                          investment slip or note to your
                                          financial representative, or mail
                                          them to Signature Services (address
                                          below).

--------------------------------------------------------------------------------
 BY EXCHANGE
--------------------------------------------------------------------------------
[graphic omitted]

o Call your financial representative    o Call Signature Services to request
  or Signature Services to request an     an exchange.
  exchange.

--------------------------------------------------------------------------------
 By wire
--------------------------------------------------------------------------------
[graphic omitted]

o Deliver your completed application    o Instruct your bank to wire the
  to your financial representative, or    amount of your investment to:
  mail it to Signature Services.          First Signature Bank & Trust
o Obtain your account number by           Account # 900000260
  calling your financial                  Routing # 211475000
  representative or Signature             Specify the fund name, your share
  Services.                               class, your account number and the
o Instruct your bank to wire the          name(s) in which the account is
  amount of your investment to:           registered. Your bank may charge a
  First Signature Bank & Trust            fee to wire funds.
  Account # 900000260
  Routing # 211475000
  Specify the fund name, your choice
  of share class, the new account
  number and the name(s) in which the
  account is registered. Your bank may
  charge a fee to wire funds.

--------------------------------------------------------------------------------
 By phone
--------------------------------------------------------------------------------
[graphic omitted]

See "By wire" and "By exchange."        o Verify that your bank or credit
                                          union is a member of the Automated
                                          Clearing House (ACH) system.
                                        o Complete the "Invest-By-Phone" and
                                          "Bank Information" sections on your
                                          account application.
                                        o Call Signature Services to verify
                                          that these features are in place on
                                          your account.
                                        o Tell the Signature Services
                                          representative the fund name, your
                                          share class, your account number,
                                          the name(s) in which the account is
                                          registered and the amount of your
                                          investment.
ADDRESS
John Hancock Signature Services, Inc.
1 John Hancock Way STE 1000
Boston, MA  02217-1000

PHONE NUMBER
1-800-225-5291

Or contact your financial               To open or add to an account using the
representative for instructions and     Monthly Automatic Accumulation
assistance.                             Program, see "Additional investor
                                        services."

--------------------------------------------------------------------------------
 SELLING SHARES
--------------------------------------------------------------------------------
         DESIGNED FOR                  TO SELL SOME OR ALL OF YOUR SHARES
--------------------------------------------------------------------------------
 BY LETTER
--------------------------------------------------------------------------------
[graphic omitted]

o  Accounts of any type.                o Write a letter of instruction or
o  Sales of any amount.                   complete a stock power indicating
                                          the fund name, your share class,
                                          your account number, the name(s) in
                                          which the account is registered and
                                          the dollar value or number of shares
                                          you wish to sell.
                                        o Include all signatures and any
                                          additional documents that may be
                                          required (see next page).
                                        o Mail the materials to Signature
                                          Services.
                                        o A check will be mailed to the
                                          name(s) and address in which the
                                          account is registered, or otherwise
                                          according to your letter of
                                          instruction.

--------------------------------------------------------------------------------
 BY PHONE
--------------------------------------------------------------------------------
[graphic omitted]

o  Most accounts.                       o For automated service 24 hours a day
o  Sales of up to $100,000.               using your touch-tone phone, call
                                          the EASI-Line at 1-800-338-8080.
                                        o To place your order with a
                                          representative at John Hancock
                                          Funds, call Signature Services
                                          between 8 A.M. and 4 P.M. Eastern
                                          Time on most business days.

--------------------------------------------------------------------------------
 BY WIRE OR ELECTRONIC FUNDS TRANSFER (EFT)
--------------------------------------------------------------------------------
[graphic omitted]

o Requests by letter to sell any        o Fill out the "Telephone Redemption"
  amount (accounts of any type).          section of your new account
o Requests by phone to sell up to         application.
  $100,000 (accounts with telephone     o To verify that the telephone
  redemption privileges).                 redemption privilege is in place on
                                          an account, or to request the forms
                                          to add it to an existing account,
                                          call Signature Services.
                                        o Amounts of $1,000 or more will be
                                          wired on the next business day. A $4
                                          fee will be deducted from your
                                          account.
                                        o Amounts of less than $1,000 may be
                                          sent by EFT or by check. Funds from
                                          EFT transactions are generally
                                          available by the second business
                                          day. Your bank may charge a fee for
                                          this service.

--------------------------------------------------------------------------------
 BY EXCHANGE
--------------------------------------------------------------------------------
[graphic omitted]

o  Accounts of any type.                o Obtain a current prospectus for the
o  Sales of any amount.                   fund into which you are exchanging
                                          by calling your financial
                                          representative or Signature
                                          Services.
                                        o Call Signature Services to request
                                          an exchange.

--------------------------------------------------------------------------------
 BY CHECK
--------------------------------------------------------------------------------
[graphic omitted]

o Short-Term Strategic Income Fund      o Request checkwriting on your account
  only.                                   application.
o Any account with checkwriting         o Verify that the shares to be sold
  privileges.                             were purchased more than 10 days
o  Sales of over $100.                    earlier or were purchased by wire.
                                        o Write a check for any amount over
                                          $100.

                                        ADDRESS
                                        John Hancock Signature Services, Inc.
                                        1 John Hancock Way STE 1000
                                        Boston, MA  02217-1000

                                        PHONE NUMBER
                                        1-800-225-5291

                                        Or contact your financial
To sell shares through a systematic     representative for instructions and
withdrawal plan, see "Additional        assistance.
investor services."

SELLING SHARES IN WRITING In certain circumstances, you will need to make your request to sell shares in writing. You may need to include additional items with your request, as shown in the table below. You may also need to include a signature guarantee, which protects you against fraudulent orders. You will need a signature guarantee if:

o your address of record has changed within the past 30 days
o you are selling more than $100,000 worth of shares
o you are requesting payment other than by a check mailed to the address of record and payable to the registered owner(s)

You can generally obtain a signature guarantee from the following sources:
o a broker or securities dealer
o a federal savings, cooperative or other type of bank
o a savings and loan or other thrift institution
o a credit union
o a securities exchange or clearing agency

A notary public CANNOT provide a signature guarantee.

--------------------------------------------------------------------------------
 SELLER                                 REQUIREMENTS FOR WRITTEN REQUESTS
--------------------------------------------------------------------------------
                                                               [graphic omitted]

Owners of individual, joint, sole       o Letter of instruction.
proprietorship, UGMA/UTMA (custodial    o On the letter, the signatures and
accounts for minors) or general           titles of all persons authorized to
partner accounts.                         sign for the account, exactly as the
                                          account is registered.
                                        o Signature guarantee if applicable
                                          (see above).
--------------------------------------------------------------------------------
Owners of corporate or association      o Letter of instruction.
accounts.                               o Corporate resolution, certified
                                          within the past 90 days.
                                        o On the letter and the resolution,
                                          the signature of the person(s)
                                          authorized to sign for the account.
                                        o Signature guarantee if applicable
                                          (see above).
--------------------------------------------------------------------------------
Owners or trustees of trust accounts.   o  Letter of instruction.
                                        o On the letter, the signature(s) of
                                          the trustee(s).
                                        o If the names of all trustees are not
                                          registered on the account, please
                                          also provide a copy of the trust
                                          document certified within the past
                                          60 days.
                                        o Signature guarantee if applicable
                                          (see above).
--------------------------------------------------------------------------------
Joint tenancy shareholders whose        o Letter of instruction signed by
co-tenants are deceased.                  surviving tenant.
                                        o Copy of death certificate.
                                        o Signature guarantee if applicable
                                          (see above).
--------------------------------------------------------------------------------
Executors of shareholder estates.       o Letter of instruction signed by
                                          executor.
                                        o Copy of order appointing executor.
                                        o Signature guarantee if applicable
                                          (see above).
--------------------------------------------------------------------------------
Administrators, conservators,           o Call 1-800-225-5291 for
guardians and other sellers or account    instructions.
types not listed above.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TRANSACTION POLICIES

VALUATION OF SHARES The net asset value per share (NAV) for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4 P.M. Eastern Time) by dividing a class's net assets by the number of its shares outstanding.

BUY AND SELL PRICES When you buy shares, you pay the NAV plus any applicable sales charges, as described earlier. When you sell shares, you receive the NAV minus any applicable deferred sales charges.

EXECUTION OF REQUESTS Each fund is open on those days when the New York Stock Exchange is open, typically Monday through Friday. Buy and sell requests are executed at the next NAV to be calculated after your request is accepted by Signature Services.

At times of peak activity, it may be difficult to place requests by phone. During these times, consider using EASI-Line or sending your request in writing.

In unusual circumstances, any fund may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to three business days or longer, as allowed by federal securities laws.

TELEPHONE TRANSACTIONS For your protection, telephone requests may be recorded in order to verify their accuracy. In addition, Signature Services will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, Signature Services is not responsible for any losses that may occur to any account due to an unauthorized telephone call. Also for your protection, telephone transactions are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

EXCHANGES You may exchange shares of one John Hancock fund for shares of the same class of any other, generally without paying any additional sales charges. The registration for both accounts involved must be identical. Class B shares will continue to age from the original date and will retain the same CDSC rate as they had before the exchange, except that the rate will change to the new fund's rate if that rate is higher. A CDSC rate that has increased will drop again with a future exchange into a fund with a lower rate.

To protect the interests of other investors in the fund, a fund may cancel the exchange privileges of any parties that, in the opinion of the fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. A fund may also refuse any exchange order. A fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

CERTIFICATED SHARES Most shares are electronically recorded. If you wish to have certificates for your shares, please write to Signature Services. Certificated shares can only be sold by returning the certificates to Signature Services, along with a letter of instruction or a stock power and a signature guarantee.

SALES IN ADVANCE OF PURCHASE PAYMENTS When you place a request to sell shares for which the purchase money has not yet been collected, the request will be executed in a timely fashion, but the fund will not release the proceeds to you until your purchase payment clears. This may take up to ten business days after the purchase.

FOREIGN CURRENCIES Purchases must be made in U.S. dollars. Purchases in foreign currencies must be converted, which may result in a fee and delayed execution.

ELIGIBILITY BY STATE You may only invest in, or exchange into, fund shares legally available in your state.

--------------------------------------------------------------------------------
DIVIDENDS AND ACCOUNT POLICIES

Account statements In general, you will receive account statements as follows:
o after every transaction (except a dividend reinvestment) that affects your account balance
o after any changes of name or address of the registered owner(s)
o in all other circumstances, every quarter

Every year you should also receive, if applicable, a Form 1099 tax information statement, mailed by January 31.

DIVIDENDS The income funds generally declare income dividends daily and pay them monthly. These income dividends begin accruing the day after payment is received by the fund and continue through the day your shares are actually sold. The growth funds pay income dividends, if any, annually. All funds distribute capital gains, if any, annually.

DIVIDEND REINVESTMENTS Most investors have their dividends reinvested in additional shares of the same fund and class. If you choose this option, or if you do not indicate any choice, your dividends will be reinvested on the dividend record date. Alternatively, you can choose to have a check for your dividends mailed to you. However, if the check is not deliverable, your dividends will be reinvested.

TAXABILITY OF DIVIDENDS As long as a fund meets the requirements for being a tax-qualified regulated investment company, which each fund has in the past and intends to in the future, it pays no federal income tax on the earnings it distributes to shareholders.

Consequently, dividends you receive from a fund, whether reinvested or taken as cash, are generally considered taxable. Dividends from a fund's long-term capital gains are taxable as capital gains; dividends from other sources are generally taxable as ordinary income.

Some dividends paid in January may be taxable as if they had been paid the previous December. Corporations may be entitled to take a dividends-received deduction for a portion of certain dividends they receive from the growth funds.

The Form 1099 that is mailed to you every January details your dividends and their federal tax category, although you should verify your tax liability with your tax professional.

TAXABILITY OF TRANSACTIONS Any time you sell or exchange shares, it is considered a taxable event for you. Depending on the purchase price and the sale price of the shares you sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transactions.

SMALL ACCOUNTS (NON-RETIREMENT ONLY) If you draw down a non-retirement account so that its total value is less than $1,000, you may be asked to purchase more shares within 30 days. If you do not take action, your fund may close out your account and mail you the proceeds. Alternatively, Signature Services may charge you $10 a year to maintain your account. You will not be charged a CDSC if your account is closed for this reason, and your account will not be closed if its drop in value is due to fund performance or the effects of sales charges.

--------------------------------------------------------------------------------
ADDITIONAL INVESTOR SERVICES

MONTHLY AUTOMATIC ACCUMULATION PROGRAM (MAAP) MAAP lets you set up regular investments from your paycheck or bank account to the John Hancock fund(s) of your choice. You determine the frequency and amount of your investments, and you can terminate your program at any time. To establish:

o Complete the appropriate parts of your account application.
o If you are using MAAP to open an account, make out a check ($25 minimum) for your first investment amount payable to "John Hancock Signature Services, Inc." Deliver your check and application to your financial representative or Signature Services.

SYSTEMATIC WITHDRAWAL PLAN This plan may be used for routine bill payments or periodic withdrawals from your account. To establish:

o Make sure you have at least $5,000 worth of shares in your account.
o Make sure you are not planning to invest more money in this account (buying shares during a period when you are also selling shares of the same fund is not advantageous to you, because of sales charges).
o Specify the payee(s). The payee may be yourself or any other party, and there is no limit to the number of payees you may have, as long as they are all on the same payment schedule.
o Determine the schedule: monthly, quarterly, semi-annually, annually or in certain selected months.
o Fill out the relevant part of the account application. To add a systematic withdrawal plan to an existing account, contact your financial representative or Signature Services.

RETIREMENT PLANS John Hancock Funds offers a range of qualified retirement plans, including IRAs, SEPs, 401(k) plans, 403(b) plans (including TSAs) and other pension and profit-sharing plans. Using these plans, you can invest in any John Hancock fund (except tax-free income funds) with a low minimum investment of $250 or, for some group plans, no minimum investment at all. To find out more, call Signature Services at 1-800-225-5291.

FUND DETAILS

--------------------------------------------------------------------------------
BUSINESS STRUCTURE

HOW THE FUNDS ARE ORGANIZED Each John Hancock international/global fund is an open-end management investment company or a series of such a company.

Each fund is supervised by a board of trustees, an independent body that has ultimate responsibility for the fund's activities. The board retains various companies to carry out the fund's operations, including the investment adviser, custodian, transfer agent and others (see diagram). The board has the right, and the obligation, to terminate the fund's relationship with any of these companies and to retain a different company if the board believes it is in the shareholders' best interests.

At a mutual fund's inception, the initial shareholder (typically the adviser) appoints the fund's board. Thereafter, the board and the shareholders determine the board's membership. The boards of the John Hancock international/global funds may include individuals who are affiliated with the investment adviser. However, the majority of board members must be independent.

The funds do not hold annual shareholder meetings, but may hold special meetings for such purposes as electing or removing board members, changing fundamental policies, approving a management contract or approving a 12b-1 plan (12b-1 fees are explained in "Sales compensation").

                                            ------------
                                            SHAREHOLDERS
                                            ------------

|                           --------------------------------------------
|                                   FINANCIAL SERVICES FIRMS AND
|                                      THEIR REPRESENTATIVES
|    DISTRIBUTION AND
|  SHAREHOLDERS SERVICES       Advise current and prospective share-
|                             holders on their fund investments, often
|                           in the context of an overall financial plan.
|                           --------------------------------------------
|
|
|
|        -------------------------------------------     -------------------------------------------------
|                   PRINCIPAL DISTRIBUTOR                                  TRANSFER AGENT
|
|                  John Hancock Funds, Inc.                    John Hancock Signature Services, Inc.
|                   101 Huntington Avenue                           1 John Hancock Way STE 1000
|                   Boston, MA 02199-7603
|                                                         Handles shareholder services, including record-
|          Markets the funds and distributes shares      keeping and statements, distribution of dividends
|        through selling brokers, financial planners          and processing of buy and sell requests.
|            and other financial representatives.        -------------------------------------------------
|        -------------------------------------------

------------------------------     -------------------------------    ------------------------------------              |
         SUBADVISERS                      INVESTMENT ADVISER                       CUSTODIANS                           |
 American Fund Advisors, Inc.        John Hancock Advisers, Inc.           Investors Bank & Trust Co.                   |
      1415 Kelium Place                 101 Huntington Avenue                    89 South Street                        |
    Garden City, NY 11530               Boston, MA 02199-7603                   Boston, MA 02111               ASSET    |
                                                                                                             MANAGEMENT |
    John Hancock Advisers          Manages the fund's business and     State Street Bank and Trust Company              |
    International Limited               investment activities.                225 Franklin Street                       |
       34 Dover Street             -------------------------------              Boston, MA 02110                        |
      London, UK W1X 3RA                                                                                                |
                                                                      Hold the funds' assets , settle all               |
Indosuez Asia Advisers Limited                                        portfolio trades and collect most of              |
     One Exchange Square                                                the valuation data required for                 |
          Hong Kong                                                       calculating each fund's NAV.                  |
                                                                      ------------------------------------              |
 Provide portfolio management
      to certain funds.
------------------------------

                                  -------------------------------
                                              TRUSTEES
                                  Supervise the funds' activities
                                  -------------------------------

ACCOUNTING COMPENSATION The funds (except for Global Technology) compensate the adviser for performing tax and financial management services. Annual compensation is not expected to exceed 0.02% of each fund's average net assets. Global Technology pays a $100,000 administration fee to the adviser.

PORTFOLIO TRADES In placing portfolio trades, the adviser may use brokerage firms that market the fund's shares or are affiliated with John Hancock Mutual Life Insurance Company, but only when the adviser believes no other firm offers a better combination of quality execution (i.e., timeliness and completeness) and favorable price.

INVESTMENT GOALS  Except for Global Rx Fund,
International Fund and World Bond Fund, each fund's investment goal is fundamental and may only be changed with shareholder approval.

DIVERSIFICATION Except for Global Rx Fund, Short-Term Strategic Income Fund and World Bond Fund, all of the international/global funds are diversified.

--------------------------------------------------------------------------------
SALES COMPENSATION

As part of their business strategies, the funds, along with John Hancock Funds, pay compensation to financial services firms that sell the funds' shares. These firms typically pass along a portion of this compensation to your financial representative.

Compensation payments originate from two sources: from sales charges and from 12b-1 fees that are paid out of the funds' assets ("12b-1" refers to the federal securities regulation authorizing annual fees of this type). The 12b-1 fee rates vary by fund and by share class, according to Rule 12b-1 plans adopted by the funds. The sales charges and 12b-1 fees paid by investors are detailed in the fund-by-fund information. The portions of these expenses that are reallowed to financial services firms are shown on the next page.

Distribution fees may be used to pay for sales compensation to financial services firms, marketing and overhead expenses and, for Class B shares, interest expenses.

--------------------------------------------------------------------------------
CLASS B UNREIMBURSED DISTRIBUTION EXPENSES(1)
--------------------------------------------------------------------------------
                              UNREIMBURSED      AS A % OF
 FUND                         EXPENSES          NET ASSETS
--------------------------------------------------------------------------------
 Global                       $     800,320     3.06%
--------------------------------------------------------------------------------
 Global Marketplace           $     172,913     0.64%
--------------------------------------------------------------------------------
 Global Rx                    $     461,009     1.19%
--------------------------------------------------------------------------------
 Global Technology            $   1,170,398     2.59%
--------------------------------------------------------------------------------
 International                $     435,589     3.59%
--------------------------------------------------------------------------------
 Pacific Basin Equities       $     979,454     3.04%
--------------------------------------------------------------------------------
 Short-Term Strategic Income  $   2,532,676     3.87%
--------------------------------------------------------------------------------
 World Bond                   $   4,967,286     9.07%
--------------------------------------------------------------------------------

(1) As of the most recent fiscal year end covered by each fund's financial highlights. These expenses may be carried forward indefinitely.

INITIAL COMPENSATION Whenever you make an investment in a fund or funds, the financial services firm receives either a reallowance from the initial sales charge or a commission, as described below. The firm also receives the first year's service fee at this time.

ANNUAL COMPENSATION Beginning with the second year after an investment is made, the financial services firm receives an annual service fee of 0.25% of its total eligible net assets. This fee is paid quarterly in arrears.

Financial services firms selling large amounts of fund shares may receive extra compensation. This compensation, which John Hancock Funds pays out of its own resources, may include asset retention fees as well as reimbursement for marketing expenses.

---------------------------------------------------------------------------------------------------------------------------
 CLASS A INVESTMENTS
---------------------------------------------------------------------------------------------------------------------------
                                                         MAXIMUM
                                   SALES CHARGE          REALLOWANCE           FIRST YEAR             MAXIMUM
                                   PAID BY INVESTORS     OR COMMISSION         SERVICE FEE            TOTAL COMPENSATION(1)
                                   (% of offering price) (% of offering price) (% of net investment)  (% of offering price)
---------------------------------------------------------------------------------------------------------------------------
 SHORT-TERM STRATEGIC INCOME FUND
---------------------------------------------------------------------------------------------------------------------------
 Up to $99,999                     3.00%                 2.26%                 0.25%                  2.50%
---------------------------------------------------------------------------------------------------------------------------
 $100,000 - $499,999               2.50%                 2.01%                 0.25%                  2.25%
---------------------------------------------------------------------------------------------------------------------------
 $500,000 - $999,999               2.00%                 1.51%                 0.25%                  1.75%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 WORLD BOND FUND
---------------------------------------------------------------------------------------------------------------------------
 Up to $99,999                     4.50%                 3.76%                 0.25%                  4.00%
---------------------------------------------------------------------------------------------------------------------------
 $100,000 - $249,999               3.75%                 3.01%                 0.25%                  3.25%
---------------------------------------------------------------------------------------------------------------------------
 $250,000 - $499,999               2.75%                 2.06%                 0.25%                  2.30%
---------------------------------------------------------------------------------------------------------------------------
 $500,000 - $999,999               2.00%                 1.51%                 0.25%                  1.75%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 GROWTH FUNDS
---------------------------------------------------------------------------------------------------------------------------
 Up to $49,999                     5.00%                 4.01%                 0.25%                  4.25%
---------------------------------------------------------------------------------------------------------------------------
 $50,000 - $99,999                 4.50%                 3.51%                 0.25%                  3.75%
---------------------------------------------------------------------------------------------------------------------------
 $100,000 - $249,999               3.50%                 2.61%                 0.25%                  2.85%
---------------------------------------------------------------------------------------------------------------------------
 $250,000 - $499,999               2.50%                 1.86%                 0.25%                  2.10%
---------------------------------------------------------------------------------------------------------------------------
 $500,000 - $999,999               2.00%                 1.36%                 0.25%                  1.60%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 REGULAR INVESTMENTS OF
 $1 MILLION OR MORE (ALL FUNDS)
---------------------------------------------------------------------------------------------------------------------------
 First $1M - $4,999,999            --                    0.75%                 0.25%                  1.00%
---------------------------------------------------------------------------------------------------------------------------
 Next $1 - $5M above that          --                    0.25%                 0.25%                  0.50%
---------------------------------------------------------------------------------------------------------------------------
 Next $1 or more above that        --                    0.00%                 0.25%                  0.25%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 WAIVER INVESTMENTS(2)             --                    0.00%                 0.25%                  0.25%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 CLASS B INVESTMENTS
---------------------------------------------------------------------------------------------------------------------------
                                                         MAXIMUM
                                                         REALLOWANCE           FIRST YEAR             MAXIMUM
                                                         OR COMMISSION         SERVICE FEE            TOTAL COMPENSATION
                                                         (% of offering price) (% of net investment)  (% of offering price)
---------------------------------------------------------------------------------------------------------------------------
 SHORT-TERM STRATEGIC INCOME FUND
---------------------------------------------------------------------------------------------------------------------------
 All amounts                                             2.25%                 0.25%                  2.50%

---------------------------------------------------------------------------------------------------------------------------
 ALL OTHER FUNDS
---------------------------------------------------------------------------------------------------------------------------
 All amounts                                             3.75%                 0.25%                  4.00%
---------------------------------------------------------------------------------------------------------------------------

(1) Reallowance/commission percentages and service fee percentages are calculated from different amounts, and therefore may not equal total compensation percentages if combined using simple addition.
(2) Refers to any investments made by municipalities, financial institutions, trusts and affinity group members that take advantage of the sales charge waivers described earlier in this prospectus.

CDSC revenues collected by John Hancock Funds may be used to pay commissions when there is no initial sales charge.

--------------------------------------------------------------------------------
MORE ABOUT RISK

A fund's risk profile is largely defined by the fund's primary securities and investment practices. You may find the most concise description of each fund's risk profile in the fund-by-fund information.

The funds are permitted to utilize -- within limits established by the trustees -- certain other securities and investment practices that have higher risks and opportunities associated with them. To the extent that a fund utilizes these securities or practices, its overall performance may be affected, either positively or negatively. On the following pages are brief descriptions of these securities and practices, along with the risks associated with them. The funds follow certain policies that may reduce these risks.

As with any mutual fund, there is no guarantee that the performance of a John Hancock international/global fund will be positive over any period of time -- days, months or years. However, international markets have performed better over the past two decades than domestic markets.

--------------------------------------------------------------------------------
TYPES OF INVESTMENT RISK

CORRELATION RISK The risk that changes in the value of a hedging instrument will not match those of the asset being hedged (hedging is the use of one investment to offset the effects of another investment).

CREDIT RISK The risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation.

CURRENCY RISK The risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment. Adverse changes in exchange rates may erode or reverse any gains produced by foreign currency denominated investments, and may widen any losses.

EXTENSION RISK The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

INFORMATION RISK The risk that key information about a security or market is inaccurate or unavailable.

INTEREST RATE RISK The risk of market losses attributable to changes in interest rates. With fixed-rate securities, a rise in interest rates typically causes a fall in values, while a fall in rates typically causes a rise in values.

LEVERAGE RISK Associated with securities or practices (such as borrowing) that multiply small index or market movements into large changes in value.

o HEDGED When a derivative (a security whose value is based on another security or index) is used as a hedge against an opposite position that the fund also holds, any loss generated by the derivative should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains.

o SPECULATIVE To the extent that a derivative is not used as a hedge, the fund is directly exposed to the risks of that derivative. Gains or losses from speculative positions in a derivative may be substantially greater than the derivative's original cost.

LIQUIDITY RISK The risk that certain securities may be difficult or impossible to sell at the time and the price that the seller would like. The seller may have to lower the price, sell other securities instead, or forego an investment opportunity, any of which could have a negative effect on fund management or performance.

MANAGEMENT RISK The risk that a strategy used by a fund's management may fail to produce the intended result. Common to all mutual funds.

MARKET RISK The risk that the market value of a security may move up and down, sometimes rapidly and unpredictably. These fluctuations may cause a security to be worth less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. Common to all stocks and bonds and the mutual funds that invest in them.

NATURAL EVENT RISK The risk of losses attributable to natural disasters, crop failures and similar events.

OPPORTUNITY RISK The risk of missing out on an investment opportunity because the assets necessary to take advantage of it are tied up in less advantageous investments.

POLITICAL RISK The risk of losses attributable to government or political actions, from changes in tax or trade statutes to governmental collapse and war.

PREPAYMENT RISK The risk that unanticipated prepayments may occur, reducing the value of mortgage-backed securities.

VALUATION RISK The risk that a fund has valued certain of its securities at a higher price than it can sell them for.

------------------------------------------------------------------------------------------------------------------------------------
HIGHER-RISK SECURITIES AND PRACTICES
------------------------------------------------------------------------------------------------------------------------------------

This table shows each fund's investment limitations as a percentage of portfolio assets.
In each case the principal types of risk are listed (see previous page for definitions).
Numbers in this table show allowable usage only; for actual usage, consult the fund's annual/semi-annual reports.

10  Percent of total assets ( [ ] )
10  Percent of net assets (roman type)
 X  No policy limitation on usage; fund may be using currently
 o  Permitted, but has not typically been used
--  Not permitted
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Pacific    Short-Term
                                                Global                    Global                       Basin      Strategic    World
                                       Global   Marketplace   Global Rx   Technology   International   Equities   Income       Bond
                                       ------   -----------   ---------   ----------   -------------   --------   -----------  -----
INVESTMENT PRACTICES

BORROWING: REVERSE REPURCHASE
AGREEMENTS The borrowing of money from
banks or through reverse repurchase
agreements. Leverage credit risks.      [10]      [33.3]       [33.3]        10           [33.3]         [33.3]      [10]        10

CURRENCY TRADING The direct trading or
holding of foreign currencies as an
asset. Currency risk.                    X           X            X           X              X              X          X         X

REPURCHASE AGREEMENTS The purchase of
a security that must later be sold
back to the issuer at the same price
plus interest. Credit risk.              X           X            X           X              X              X          X         X

SECURITIES LENDING The lending of
securities to financial institutions,
which provide cash or government
securities as collateral. Credit risk.  [10]      [33.3]       [33.3]       [33.3]        [33.3]         [33.3]      [30]       [30]

SHORT SALES The selling of securities
which have been borrowed on the
expectation that the market price will
drop.

o Hedged. Hedged leverage, market,
  correlation, liquidity, opportunity
  risks                                  --          o            o          --              o              o         --         --
o Speculative. Speculative leverage,
  market, liquidity risks.               --          o            o          --              o              --         --        --

SHORT-TERM TRADING Selling a security
soon after purchase. A portfolio
engaging in short-term trading will
have higher turnover and transaction
expenses. Market risk.                   X           X            X           X              X              X          X        X

WHEN-ISSUED SECURITIES AND FORWARD
COMMITMENTS The purchase or sale of
securities for delivery at a future
date; market value may change before
delivery. Market, opportunity,
leverage risks.                          X           X            X           X              X              X          X        X
------------------------------------------------------------------------------------------------------------------------------------
CONVENTIONAL SECURITIES

FOREIGN DEBT SECURITIES Debt
securities issued by foreign
governments or companies. Credit,
currency, interest rate, market,
political risks.                         [5]      [35](1)      [35](1)      10(2)         [35](1)         [35](1)      X(1)     X(1)

NON-INVESTMENT-GRADE DEBT SECURITIES
Debt securities rated below BBB/Baa
are considered junk bonds. Credit,
market, interest rate, liquidity,
valuation, information risks.            --        --          [35]         10(2)          --              --         [67]    [35]

RESTRICTED AND ILLIQUID SECURITIES
Securities not traded on the open
market. May include illiquid Rule 144A
securities. Liquidity, valuation,
market risks.                            15        15           15          15             15              15          15      15
------------------------------------------------------------------------------------------------------------------------------------
UNLEVERAGED DERIVATIVE SECURITIES

ASSET-BACKED SECURITIES Securities
backed by unsecured debt, such as
credit card debt; these securities are
often guaranteed or
over-collateralized to enhance their
credit quality. Credit, interest rate
risks.                                   o           o            o           o              o              o          X        X

MORTGAGE-BACKED SECURITIES Securities
backed by pools of mortgages,
including passthrough certificates,
PACs, TACs and other senior classes of
collateralized mortgage obligations
(CMOs). Credit, extension, prepayment,
interest rate risks.                     o           o            o           o              o              o          X        X

PARTICIPATION INTERESTS Securities
representing an interest in another
security or in bank loans. Credit,
interest rate, liquidity, valuation
risks.                                   --        --           --          10(2)          --              --          15(3)   15(3)

------------------------------------------------------------------------------------------------------------------------------------
HIGHER-RISK SECURITIES AND PRACTICES (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Pacific    Short-Term
                                                Global                    Global                       Basin      Strategic    World
                                       Global   Marketplace   Global Rx   Technology   International   Equities   Income       Bond
                                       ------   -----------   ---------   ----------   -------------   --------   -----------  -----
LEVERAGED DERIVATIVE SECURITIES

CURRENCY CONTRACTS Contracts involving
the right or obligation to buy or sell
a given amount of foreign currency at
a specified price and future date.
o HEDGED. Currency, hedged leverage,
  correlation, liquidity, opportunity
  risks.                                 X           X            X           X              X              X          X         X
o SPECULATIVE. Currency, speculative
  leverage, liquidity risks.             o           o            o           o              o              o          o         o

FINANCIAL FUTURES AND OPTIONS;
SECURITIES AND INDEX OPTIONS Contracts
involving the right or obligation to
deliver or receive assets or money
depending on the performance of one or
more assets or an economic index.
o FUTURES AND RELATED OPTIONS.
  Interest rate, currency, market,
  hedged or speculative leverage,
  correlation, liquidity, opportunity
  risks.                                 X           X            X           o              X              X          X         X
o OPTIONS ON SECURITIES AND INDICES.
  Interest rate, currency, market,
  hedged or speculative leverage,
  correlation, liquidity, credit,
  opportunity risks.                     o           o            o           o              o              o          o         o

STRUCTURED SECURITIES Indexed and/or
leveraged mortgage-backed and other
debt securities, including
principal-only and interest-only
securities, leveraged floating rate
securities and others. These
securities tend to be highly sensitive
to interest rate movements and their
performance may not correlate to these
movements in a conventional fashion.
Credit, interest rate, extension,
prepayment, market, speculative
leverage, liquidity, valuation risks.    X           X            X          10(2)           X              X          X         X

(1)  No more than 25% of the fund's assets will be invested in securities of any one foreign government.
(2)  Included in the 10% limitation on debt securities.
(3)  Included in the 15% limitation on illiquid securities.
(4)  Applies to purchased options only.

--------------------------------------------------------------------------------
 ANALYSIS OF FUNDS WITH 5% OR MORE JUNK BONDS(1)
--------------------------------------------------------------------------------

INVESTMENT-GRADE BONDS

                              QUALITY RATING                SHORT-TERM STRATEGIC
                              (S&P/MOODY'S)(2)              INCOME FUND
                              -----------------             --------------------
                              AAA/Aaa                       12.8%
                              AA/Aa                         26.6%
                              A/A                            6.0%
                              BBB/Baa                        7.6%
--------------------------------------------------------------------------------

JUNK BONDS

                              QUALITY RATING                SHORT-TERM STRATEGIC
                              (S&P/MOODY'S)(2)             INCOME FUND
                              -----------------             --------------------
                              BB/Ba                         26.2%
                              B/B                           14.9%
                              CCC/Caa                        1.0%
                              CC/Ca                          0.0%
                              C/C                            0.0%
                              D                              0.2%
                              % OF PORTFOLIO IN BONDS       95.3%
--------------------------------------------------------------------------------

INVESTMENT-GRADE BONDS

                              QUALITY RATING                WORLD BOND
                              (S&P/MOODY'S)(2)              FUND
                              -----------------             ----------
                              AAA/Aaa                       65.7%
                              AA/Aa                         25.5%
                              A/A                            2.3%
                              BBB/Baa                        0.3%
--------------------------------------------------------------------------------

JUNK BONDS

                              QUALITY RATING                WORLD BOND
                              (S&P/MOODY'S)(2)              FUND
                              -----------------             ----------
                              BB/Ba                          2.6%
                              B/B                            1.3%
                              CCC/Caa                        0.0%
                              CC/Ca                          0.0%
                              C/C                            0.0%
                              D                              0.0%
                              % OF PORTFOLIO IN BONDS       97.7%
--------------------------------------------------------------------------------

(1) Average weighted quality distribution for the most recent fiscal year.
(2) In cases where the S&P and Moody's ratings for a given bond issue do not agree, the issue has been counted in the higher category.

FOR MORE INFORMATION
--------------------------------------------------------------------------------

Two documents are available that offer further information on John Hancock international/global funds:

ANNUAL/SEMI-ANNUAL REPORT TO SHAREHOLDERS
Includes financial statements, detailed performance information, portfolio holdings, a statement from portfolio management and the auditor's report.

STATEMENT OF ADDITIONAL INFORMATION (SAI)
The SAI contains more detailed information on all aspects of the funds. The current annual/ semi-annual report is included in the SAI.

A current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference (is legally a part of this prospectus).


To request a free copy of the current annual/semi-annual report or SAI, please write or call:

John Hancock Signature Services, Inc.
1 John Hancock Way STE 1000
Boston, MA 02217-1000
Telephone: 1-800-225-5291
EASI-Line: 1-800-338-8080
TDD: 1-800-544-6713
Internet: www.jhancock.com/funds

101 Huntington Avenue
Boston, Massachusetts 02199-7603

                                               (C) 1996 John Hancock Funds, Inc.
                                                                      GLIPN 3/97

                     John Hancock Funds

                          Global
                           Fund

                       Annual Report

                     October 31, 1996






TRUSTEES

Edward J. Boudreau, Jr.
Dennis S. Aronowitz*
Richard P. Chapman, Jr.*
William J. Cosgrove*
Douglas M. Costle*
Leland O. Erdahl*
Richard A. Farrell*
Gail D. Fosler*
William F. Glavin*
Anne C. Hodsdon
Dr. John A. Moore*
Patti McGill Peterson*
John W. Pratt*
Richard S. Scipione
Edward Spellman*
*Members of the Audit Committee

OFFICERS

Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and Compliance Officer

CUSTODIAN
State Street Bank & Trust Company
225 Franklin Street
Boston, Massachusetts 02110

TRANSFER AGENT

John Hancock Investor Services Corporation
P.O. Box 9116
Boston, Massachusetts 02205-9116

INVESTMENT ADVISER

John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR

John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL

Hale and Dorr
60 State Street
Boston, Massachusetts 02109

INDEPENDENT AUDITORS

Price Waterhouse LLP
160 Federal Street
Boston, Massachusetts 02110

A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to first paragraph.

CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

Since late 1994, prospectus simplification has been a major topic in the mutual fund industry. At that time, Securities and Exchange Commission Chairman Arthur Levitt called on fund companies to make their prospectuses more user-friendly. He noted that prospectuses are often overloaded with technical detail and are hard for most investors to understand. Many industry observers agreed, and rightly so.

So it is my pleasure to let you know that after being under development for a year, John Hancock Funds has introduced new simplified and consolidated prospectuses. The prospectuses feature shorter, clearer language with a streamlined design, and they incorporate several funds with similar investment objectives into one document. They cover our income, growth, growth and income, tax-free income, international/global and money market funds. We are gratified at the favorable reviews that our new prospectuses have received from shareholders, financial advisers, industry analysts and the press. We believe they are a bold but sensible step forward. And while they are easier to read, they still comply with all federal and state guidelines.

We have taken the initiative to create a prospectus that dramatically departs from the norm. Among its most innovative features is a two-page spread highlighting each fund's goals and investment strategy, the types of securities it buys, its portfolio management and risk factors, all in plainer language. Fund expenses and financial highlights are now found here, too, as is a new bar chart that shows year-to-year volatility for each fund. Other features include a better presentation of fund services, a new glossary of investment risks and a discussion about how funds are organized, including a diagram showing the connection of the various players that provide services to your Hancock fund(s).

We believe we have made a significant advancement in the drive toward better mutual fund prospectuses. We hope you will agree because in the end, we did it for you, our shareholders.

Sincerely,

/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER



BY JOHN L. F. WILLS, PORTFOLIO MANAGER

John Hancock
Global Fund

International stock markets gain ground;
U.S. remains the leader

"Foreign stocks finally began to show signs of life over the past
12 months."

Foreign stocks finally began to show signs of life over the past 12 months. Declining interest rates, low inflation, steady or rebounding economies around the world and ample liquidity fueling the markets combined to move many foreign stocks forward. While the progress still wasn't enough to push the major world markets ahead of the United States, it at least narrowed the gap and gave international investors positive returns.

For the 12 months ended October 31, 1996, John Hancock Global Fund posted total returns for its Class A and Class B shares of 9.87% and 9.10%, respectively, at net asset value. That compared to the 15.52% return for the average global fund, according to Lipper Analytical Services.1 Please see pages six and seven for longer-term performance information. There are several reasons for the Fund's modest performance. Those included our underweighted position in the United States and a strong position in Japan, where results were disappointing for U.S.-dollar based investors because of a 10% decline in the yen during the period. What's more, by trimming our stake in continental Europe to boost our stakes in Japan and Hong Kong, the Fund also benefited less from Europe's strong performance. Even with currency declines, Europe turned in better dollar-based results than Japan. Partially offsetting those drags were the Fund's strong exposure to the United Kingdom, whose economic recovery is leading the rest of Europe, and our increased position in Hong Kong, whose market rose by 31% in the last 12 months. Here's a closer look at the Fund's strategies and performance, region by region.

"Foreign stocks
finally began
to show signs
of life over
the past
12 months."

A 2" x 3 1/4" photo of the portfolio management team. Caption reads:
"John L.F. Wills (center) and Fund management team members: (l-r) Ben Hock and Rob Hallisey".



Pie Chart with the heading "Portfolio Diversification" at top left hand column. The chart is divided into seven sections. Going from top left to right: Japan 18%; Continental Europe 14%; United Kingdom 7%; South America 3%; North America 36%; Pacific Rim 6%; Hong Kong 16%. Footnote below states "As a percentage of net assets on October 31, 1996."

"Hong Kong
dominated
the Fund's
investment
in emerging
markets."

Japan

As the Japanese economy finally began to improve early this year, we added more Japanese stocks, raising our stake from 12% at the beginning of the period to 18% by the end of October, although at one point during the year we were as high as 26%. Overall, the trends in Japan continue to be promising. While the decline of the yen versus the dollar undercut the profits of U.S. dollar-based investors, it also sparked a sharp rise in exports, contributing to higher profits for Japanese companies and an accelerating economic growth rate. Corporate restructuring efforts have also helped profits. We focused on sectors of the Japanese market that we believe have the best potential to perform. They include large exporters, such as Bridgestone Tire, Honda Motors and consumer electronics companies such as Sony and Matsushita Electric Industrial Co. We also built up our technology holdings, including Matsushita-Kotobuki Electronics Industries, which is involved in digital video disc technology. We're keeping our positions in Japan, because we expect continued strong earnings growth, while the yen appears to have bottomed out.

Table entitled "Scorecard" at bottom of left hand column. The header for the left column is "Investments"; the header for the right column is "Recent performance ... and what's behind the numbers". The first listing is Dixons Group followed by an up arrow and the phrase "U.K. consumer confidence at eight-year high." The second listing is TDK followed by an up arrow and the phrase "Weak yen aids Japanese exports." The third listing is Plutonic Resources followed by a down arrow and the phrase "Low inflation makes for weak gold prices." Footnote below reads: "See Schedule of Investments. Investment holdings are subject to change."


United States

Our stake in domestic equities declined from 29% at the beginning of the period to as low as 15% in the summer. But we've increased our stake since then. By the end of October, we were holding 31% of the Fund's net assets in U.S. stocks, a level we intend to maintain. Our focus was on consumer stocks such as Colgate Palmolive and Johnson & Johnson, one of the Fund's largest holdings, and retail stocks, including clothes manufacturer Tommy Hilfiger, luxury department store Neiman Marcus and slot machine maker International Game Technology. We also boosted our exposure to the energy sector, with Enron and Apache Corp., and cyclical companies, whose fortunes are more sensitive to changes in the economy, such as U.S. Filter, Eastman Chemical and Monsanto.

Hong Kong: Fund's top emerging market

Hong Kong dominated the Fund's investment in emerging markets. It rose from 6% of the Fund's net assets at the beginning of the period to 16% by the end of October. The main factor influencing Hong Kong stock prices, other than U.S. interest rates, was the colony's planned transfer to China next summer. Already, there's been a significant influx of Chinese investment capital into Hong Kong, much of it into real estate, which has been a key focus for the Fund. Real estate development companies such as Cheung Kong, Sun Hung Kai Properties and Wharf Holdings have benefited from rising real estate prices. We've also had great success investing in companies that do most of their business in China. First Sign International, which has numerous chains of retail clothes stores, has seen its stock price rise by 40% in the last six months. Two other top performers were Hong Kong & Shanghai Hotels, the largest hotel chain in China, and China Resources Enterprise, a huge conglomerate supplying everything from beer to building materials. Elsewhere in Asia, we cut the Fund's Southeast Asian holdings from 7% to 3% of net assets, eliminating our stake in Thailand in response to rising interest rates and a sharp slowdown in the rate of economic growth. The Fund is less involved in the emerging markets of Latin America than in Asia, with only a few holdings in Brazil, Argentina and Chile.



Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the year ended October 31, 1996." The chart is scaled in increments of 4% from bottom to top, with 16% at the top and 0% at the bottom. Within the chart there are three solid bars. The first represents the 9.87% total return for the John Hancock Global Fund: Class A. The second represents the 9.10% total return for John Hancock Global Fund: Class B. The third represents the 15.52% total return for the average global fund. A footnote below reads:
"Total returns for John Hancock Global Fund are at net asset value with all distributions reinvested. The average global fund is tracked by Lipper Analytical Services. (1) See following two pages for historical performance information."

Europe

Of the Fund's 21% stake in Europe, at one stage half was in the United Kingdom. Because interest rates are low in Britain and consumer confidence is at an eight-year high, we've focused on consumer stocks, such as Dixons Group, an electronics retailer; clothing retailer Burton Group and a theme pub chain J.D. Wetherspoon. During the last six months, we've invested more in France because it has some very attractive exporters such as luxury goods producer LVMH Moet Henessey Louis Vuitton. It also has the best choices in Europe of undervalued blue-chip companies, including Lyonnaise des Eaux Dumez, an industrial conglomerate. With the recent jump in oil prices, we increased the Fund's energy stake by adding Norwegian oil & gas producer Saga Petroleum. One top performer in Europe was Switzerland's Ciba Geigy, whose stock rose by 60% after a proposed merger with Swiss drug company Sandoz was announced.

Australia/New Zealand

We de-emphasized our holdings in this part of the world, eliminating New Zealand stocks, but keeping our Australian mining stocks.

Outlook

The outlook for the international markets appears promising for several reasons. Long term, the markets should be bolstered by a growing amount of investor cash stemming from corporate takeovers, stock buybacks and increased equities investment by new European private pension funds. For now, we'll continue to watch interest rates and inflation. Even if rates rise, which they well could in the next six to 12 months, we think it won't be by much. There are no signs of inflation picking up but if energy prices keep rising, it could be a cloud on the distant inflation horizon. Another reason for optimism is that foreign stocks still look inexpensive by most traditional standards of value.

"...foreign
stocks still
look inexpen-
sive by most
traditional
standards
of value."

-------------------------------------------------------------------
This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

International investing involves special risks such as currency risks, political risks and differences in accounting standards and financial reporting. See prospectus for additional information.

1Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.



A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Global Fund. Total return is a performance measure that equals the sum of all income and capital gain distributions, assuming reinvestment of these distributions and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. Prior to August 1992, different sales charges were in effect for Class A shares and are not reflected in the performance data. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them. Please see your prospectus for a discussion of the risks associated with international investing, including currency and political risks and differences in accounting standards and financial reporting.

CUMULATIVE TOTAL RETURNS

For the period ended September 30, 1996

                             ONE           FIVE     MOST RECENT
                            YEAR          YEARS       TEN YEARS
                         ---------      --------      ---------
John Hancock Global
Fund: Class A              2.57%          N/A          42.34%(1)
John Hancock Global
Fund: Class B              2.27%        56.30%        132.18%


AVERAGE ANNUAL TOTAL RETURNS

For the period ended September 30, 1996

                             ONE           FIVE     MOST RECENT
                            YEAR          YEARS       TEN YEARS
                         ---------      --------      ---------
John Hancock Global
Fund: Class A              2.57%           N/A          7.73%(1)
John Hancock Global
Fund: Class B              2.27%          9.34%         8.79%

Notes to Performance

(1) Class A shares commenced on January 3, 1992.



WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in the John Hancock Global Fund would be worth on October 31, 1996, assuming you had invested on the day each class of shares started or have been invested for the most recent ten years and reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Morgan Stanley World Index -- an unmanaged index that measures the performance of a diverse range of global stock markets.

Global Fund
Class A shares

Line chart with the heading Global Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Morgan Stanley World Index and is equal to $16,490 as of October 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Global Fund on January 3, 1992, before sales charge, and is equal to $15,036 as of October 31, 1996. The third line represents the Global Fund, after sales charge and is equal to $14,278 as of October 31, 1996.


Global Fund
Class B shares

Line chart with the heading Global Fund: Class B*, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are two lines. The first line represents the value of the Morgan Stanley World Index and is equal to $29,545 as of October 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Global Fund, before sales charge, on October 31, 1986, and is equal to $24,351 as of October 31, 1996.

* No contingent deferred slaes charge applicable.

FINANCIAL STATEMENTS

John Hancock Funds - Global Fund



The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on October 31, 1996. You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
October 31, 1996
-----------------------------------------------------------------------------------
Assets:
Investments at value - Note C:
Common stocks and Warrant (cost - $96,100,593)                        $ 117,697,956
Joint repurchase agreement (cost - $5,417,000)                            5,417,000
                                                                      -------------
                                                                        123,114,956
Cash                                                                            591
Receivable for shares sold                                                   27,076
Interest receivable                                                             834
Dividends receivable                                                        182,432
Foreign tax receivable                                                       27,273
Other assets                                                                  8,584
                                                                      -------------
Total Assets                                                            123,361,746
-----------------------------------------------------------------------------------
Liabilities:
Payable for shares repurchased                                               37,653
Payable for investments purchased                                           716,090
Payable to John Hancock Advisers, Inc.
and affiliates - Note B                                                     158,080
Accounts payable and accrued expenses                                       104,559
                                                                      -------------
Total Liabilities                                                         1,016,382
-----------------------------------------------------------------------------------
Net Assets:
Capital paid-in                                                          89,831,018
Accumulated net realized gain on investments
and foreign currency transactions                                        10,920,842
Net unrealized appreciation of investments
and foreign currency transactions                                        21,597,204
Accumulated net investment loss                                       (       3,700)
                                                                      -------------
Net Assets                                                            $ 122,345,364
===================================================================================
Net Asset Value Per Share:
(Based on net asset values and shares of
beneficial interest outstanding - unlimited
number of shares authorized with no par
value, respectively)
Class A - $94,746,355/7,307,652                                        $      12.97
===================================================================================
Class B - $27,599,009/2,201,055                                        $      12.54
===================================================================================
Maximum Offering Price Per Share *
Class A - ($12.97 x 105.26%)                                           $      13.65
===================================================================================

* On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.

See notes to financial statements.





The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

Statement of Operations
Year ended October 31, 1996
-----------------------------------------------------------------------------------
Investment Income:
Dividends (net of foreign withholding taxes
of $204,741)                                                            $ 1,817,203
Interest                                                                    255,374
                                                                        -----------
                                                                          2,072,577
                                                                        -----------
Expenses:
Investment management fee - Note B                                        1,175,079
Distribution/service fee - Note B
Class A                                                                     287,162
Class B                                                                     250,860
Transfer agent fee - Note B                                                 444,762
Custodian fee                                                               158,807
Auditing fee                                                                 40,372
Printing                                                                     39,495
Registration and filing fees                                                 35,066
Trustees' fees                                                               18,058
Financial services fee - Note B                                               7,669
Legal fees                                                                    4,498
Miscellaneous                                                                 4,495
                                                                        -----------
Total Expenses                                                            2,466,323
-----------------------------------------------------------------------------------
Net Investment Loss                                                    (    393,746)
-----------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments
and Foreign Currency Transactions:
Net realized gain on investments sold                                    10,856,491
Net realized loss on foreign currency transactions                     (    346,601)
Change in net unrealized appreciation/depreciation
of investments                                                            1,332,928
Change in net unrealized appreciation/depreciation
of foreign currency transactions                                             24,919
                                                                        -----------
Net Realized and Unrealized Gain
on Investments and Foreign
Currency Transactions                                                    11,867,737
-----------------------------------------------------------------------------------
Net Increase in Net Assets
Resulting from Operations                                               $11,473,991
===================================================================================

See notes to financial statements.





Statement of Changes in Net Assets
----------------------------------------------------------------------------------
                                                          YEAR ENDED OCTOBER 31,
                                                      ----------------------------
                                                          1995             1996
                                                      ----------        ----------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss                                ($    455,315)    ($    393,746)
Net realized gain on investments sold
and foreign currency transactions                      7,707,727        10,509,890
Change in net unrealized appreciation/
depreciation of investments                        (   8,441,382)        1,357,847
                                                    ------------      ------------
Net Increase (Decrease) in Net Assets
Resulting from Operations                          (   1,188,970)       11,473,991
                                                    ------------      ------------
Distributions to Shareholders:
Distributions from net realized gain
on investments sold and foreign
currency transactions
Class A - ($1.3307 and $0.8842
per share, respectively)                           (   9,441,512)    (   6,456,924)
Class B - ($1.3307 and $0.8842
per share, respectively)                           (   3,043,184)    (   1,721,689)
Class C** - ( $1.3307 and none
per share, respectively)                           (      73,482)               --
                                                    ------------      ------------
Total Distributions to Shareholders                (  12,558,178)    (   8,178,613)
                                                    ------------      ------------
From Fund Share Transactions - Net*                (   1,632,583)          882,664
                                                    ------------      ------------
Net Assets:
Beginning of period                                  133,547,053       118,167,322
                                                    ------------      ------------
End of period (including accumulated net
investment loss of none
and $3,700, respectively)                           $118,167,322      $122,345,364
                                                    ============      ============
* and ** -- See page 10.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment and foreign currency gains and losses, distributions paid to shareholders, if any, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last two periods, along with the corresponding dollar value.

See notes to financial statements.





Statement of Changes in Net Assets (continued)
-------------------------------------------------------------------------------------------------------------

* Analysis of Fund Share Transactions:

                                                                      YEAR ENDED OCTOBER 31,
                                                      ---------------------------------------------------
                                                                 1995                        1996
                                                      --------------------------   ------------------------
                                                         SHARES        AMOUNT      SHARES          AMOUNT
                                                      ------------    ----------   ---------      ---------
Shares sold                                              881,102     $10,949,764   8,943,917   $114,915,031
Shares issued to shareholders in reinvestment
of distributions                                         781,667       9,168,928     516,713      6,236,722
                                                       ---------     -----------   ---------   ------------
                                                       1,662,769      20,118,692   9,460,630    121,151,753
Less shares repurchased                               (1,407,258)   ( 17,445,162) (9,539,925) ( 122,803,879)
                                                       ---------     -----------   ---------   ------------
Net increase (decrease)                                  255,511     $ 2,673,530  (   79,295) ($  1,652,126)
                                                       =========     ===========   =========   ============
CLASS B
Shares sold                                              546,939     $ 6,634,570     583,478   $  7,131,162
Shares issued to shareholders in reinvestment
of distributions                                         239,739       2,759,391     134,330      1,577,033
                                                       ---------     -----------   ---------   ------------
                                                         786,678       9,393,961     717,808      8,708,195
Less shares repurchased                               (1,082,302)   ( 13,070,250) (  504,739) (   6,173,405)
                                                       ---------     -----------   ---------   ------------
Net increase (decrease)                               (  295,624)   ($ 3,676,289)    213,069   $  2,534,790
                                                       =========     ===========   =========   ============
CLASS C**
Shares sold                                               10,813     $   130,313
Shares issued to shareholders in reinvestment
of distributions                                           6,201          73,482
                                                       ---------     -----------
                                                          17,014         203,795
Less shares repurchased                               (   69,733)   (    833,619)
                                                       ---------     -----------
Net decrease                                          (   52,719)   ($   629,824)
                                                       =========     ===========

** All Class C shares were redeemed on March 31, 1995.

See notes to financial statements.




Financial Highlights
Selected data for a share of beneficial interest outstanding throughout the period indicated, investment returns, key ratios and supplemental data are listed as follows:
----------------------------------------------------------------------------------------------------------------------

                                                            YEAR ENDED OCTOBER 31,
                                          -----------------------------------------------------------
                                            1992         1993       1994           1995         1996
                                           -------     -------     --------      -------      -------
CLASS A(1)
Per Share Operating Performance
Net Asset Value, Beginning of Period      $ 11.31      $ 10.55     $  14.30      $ 14.16      $ 12.67
                                          -------      -------     --------      -------      -------
Net Investment Loss(2)                   (   0.04)    (   0.10)   (    0.07)    (   0.03)    (   0.02)
Net Realized and Unrealized Gain
(Loss) on Investments
and Foreign Currency Transactions        (   0.72)        3.85         1.24     (   0.13)        1.20
                                          -------      -------     --------      -------      -------
Total from Investment Operations         (   0.76)        3.75         1.17     (   0.16)        1.18
                                          -------      -------     --------      -------      -------
Less Distributions:
Distributions from Net Realized
Gain on Investments Sold and
Foreign Currency Transactions                  --           --    (    1.31)    (   1.33)    (   0.88)
                                          -------      -------     --------      -------      -------
Net Asset Value, End of Period            $ 10.55      $ 14.30     $  14.16      $ 12.67      $ 12.97
                                          =======      =======     ========      =======      =======
Total Investment Return
at Net Asset Value(4)                     (  6.72%)(5)   35.55%        8.64%    (   0.37%)       9.87%
Ratios and Supplemental Data
Net Assets, End of Period
(000's omitted)                           $76,980      $90,787     $100,973      $93,597      $94,746
Ratio of Expenses to Average Net Assets      2.47%(6)     2.12%        1.98%        1.87%        1.88%
Ratio of Net Investment Loss
to Average Net Assets                     (  0.60%)(6) (  0.86%)   (   0.54%)    (  0.23%)      (0.19%)
Portfolio Turnover Rate                        69%         108%          61%          60%          98%
Average Broker Commission Rate(7)             N/A          N/A          N/A          N/A      $0.0221
CLASS B
Per Share Operating Performance
Net Asset Value, Beginning of Period      $ 10.92      $ 10.50     $  14.17      $ 13.93      $ 12.36
                                          -------      -------     --------      -------      -------
Net Investment Loss(2)                   (   0.12)    (   0.15)   (    0.15)    (   0.11)    (   0.10)
Net Realized and Unrealized Gain
(Loss) on Investments
and Foreign Currency Transactions        (   0.30)        3.82         1.22     (   0.13)        1.16
                                          -------      -------     --------      -------      -------
Total from Investment Operations         (   0.42)        3.67         1.07     (   0.24)        1.06
                                          -------      -------     --------      -------      -------
Less Distributions:
Dividends from Net Realized Gain
on Investments Sold and Foreign
Currency Transactions                          --           --    (    1.31)    (   1.33)   (   0.88)
                                          -------      -------     --------      -------      -------
Net Asset Value, End of Period            $ 10.50      $ 14.17     $  13.93      $ 12.36      $ 12.54
                                          =======      =======     ========      =======      =======
Total Investment Return
at Net Asset Value(4)                     (  3.85%)      34.95%        7.97%     (  1.01%)       9.10%

Ratios and Supplemental Data
Net Assets, End of Period
(000's omitted)                           $11,475      $19,340     $ 31,822      $24,570      $27,599
Ratio of Expenses to Average
Net Assets                                   2.68%        2.49%        2.59%        2.57%        2.54%
Ratio of Net Investment Loss
to Average Net Assets                     (  1.03%)    (  1.25%)   (   1.12%)    (  0.89%)    (  0.83%)
Portfolio Turnover Rate                        69%         108%          61%          60%          98%
Average Broker Commission Rate(7)             N/A          N/A          N/A          N/A      $0.0221

See notes to financial statements.





Financial Highlights (continued)
-------------------------------------------------------------------------------------------------

                                                    YEAR ENDED OCTOBER 31,         PERIOD ENDED
                                              ------------------------------      MARCH 31, 1995
                                                  1993               1994           (UNAUDITED)
                                              -----------        -----------      --------------
CLASS C(3)
Per Share Operating Performance
Net Asset Value, Beginning of Period             $11.75             $14.34            $14.27
                                                 ------             ------            ------
Net Investment Loss                             (  0.02)                --                --
Net Realized and Unrealized Gain (Loss)
on Investments and Foreign Currency
Transactions                                       2.61               1.24           (  0.97)
                                                 ------             ------            ------
Total from Investment Operations                   2.59               1.24           (  0.97)
                                                 ------             ------            ------
Less Distributions:
Distributions from Net Realized Gain
on Investments Sold and Foreign
Currency Transactions                                --            (  1.31)          (  1.33)
                                                 ------             ------            ------
Net Asset Value, End of Period                   $14.34             $14.27            $11.97
                                                 ======             ======            ======
Total Investment Return
at Net Asset Value(4)                             22.04%              9.15%          (  6.70%)(5)
Ratios and Supplemental Data
Net Assets, End of Period (000's omitted)        $  406             $  752            $  795
Ratio of Expenses to Average Net Assets            1.43%(6)           1.42%             1.37%(6)
Ratio of Net Investment Income (Loss)
to Average Net Assets                            ( 0.35%)(6)          0.03%             0.06%(6)
Portfolio Turnover Rate                             108%                61%               60%(8)

(1) Class A shares commenced operations on January 3, 1992.

(2) Based on the average of the shares outstanding at the end of each month.

(3) Class C shares commenced operations on May 7, 1993. Net asset value and net assets at the end of the period ended March 31, 1995 reflect amounts prior to the redemption of all shares on March 31, 1995.

(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.

(5) Not annualized.

(6) Annualized.

(7) Per portfolio share traded. Required for the fiscal years that began September 1, 1995 or later.

(8) For the year ended October 31, 1995.

The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), distributions and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period.
Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

See notes to financial statements.





Schedule of Investments
October 31, 1996
---------------------------------------------------------------------------------------------------------

The Schedule of Investments is a complete list of all securities owned by the Global Fund on October 31,
1996. It's divided into three main categories: common stocks, warrants and short-term investments. Common stocks and warrants are further broken down by country. Short-term investments, which represent the Fund's
"cash" position, are listed last.


                                                NUMBER OF              MARKET
ISSUER, DESCRIPTION                              SHARES                VALUE
-------------------                           ------------        ------------
COMMON STOCKS
Argentina (0.83%)
Disco S.A.* American Depositary
Receipts (ADR) (Retail)                          45,000           $  1,012,500
                                                                  ------------
Australia (3.20%)
Aristocrat Leisure Ltd. (Leisure)               220,000                653,932
Plutonic Resources Ltd. (Metal)                 315,000              1,498,098
RGC Ltd. (formerly Renison Goldfields
Consolidated Ltd.) (Metal)                      390,007              1,762,080
                                                                  ------------
                                                                     3,914,110
                                                                  ------------
Brazil (0.73%)
Telecomunicacoes Brasileiras S/A (ADR)
(Telecommunications)                             12,000                894,000
                                                                  ------------
Canada (1.44%)
CanWest Global Communications Corp.
(Media)                                         120,000              1,275,000
Cinar Films, Inc. (Class B)* (Leisure)           20,000                490,000
                                                                  ------------
                                                                     1,765,000
                                                                  ------------
Chile (1.14%)
Santa Isabel S.A. ADR (Retail)                   49,600              1,395,000
                                                                  ------------
France (3.21%)
LVMH Moet Hennessy Louis Vuitton
(Beverages)             9,250   2,120,489
Lyonnaise Des Eaux Dumez
(Diversified Operations)                         20,500              1,812,421
                                                                  ------------
                                                                     3,932,910
                                                                  ------------
Germany (1.97%)
Schering AG (Medical)                            30,000              2,413,827
                                                                  ------------
Hong Kong (16.25%)
Cheung Kong (Holdings) Ltd.
(Real Estate Operations)                        325,000              2,605,985
China Resources Enterprise Ltd.
(Real Estate Operations)                      1,750,000              1,969,039
CITIC Pacific Ltd. (Diversified Operations)     500,000              2,431,391
First Sign International Holdings Ltd.
(Textile)                                     4,050,000              1,374,932
Hong Kong & Shanghai Hotels Ltd.
(Leisure)                                     1,080,000              1,983,394
HSBC Holdings Ltd. (Banks - Foreign)            100,200              2,041,010
Hutchison Whampoa  Ltd.
(Diversified Operations)                        400,000              2,793,513
Sun Hung Kai Properties Ltd.
(Real Estate Operations)                        190,000              2,162,386
Wharf Holdings Ltd.
(Real Estate Operations)                        610,000              2,516,619
                                                                  ------------
                                                                    19,878,269
                                                                  ------------
Japan (17.77%)
Bridgestone Corp.
(Rubber - Tires & Misc)                         153,000              2,580,124
Honda Motor Co., Ltd.
(Automobile / Trucks)                           100,000              2,389,004
Matsushita Electric Industrial Co., Ltd.
(Electronics)                                   160,000              2,557,639
Matsushita-Kotobuki Electronics
Industries, Ltd. (Electronics)                  122,000              2,818,146
Mitsubishi Heavy Industries, Ltd.
(Machinery)                                     350,000              2,689,825
Nippon Steel Corp. (Steel)                      550,000              1,603,794
Rohm Co., Ltd. (Electronics)                     32,800              1,944,579
Sony Corp. (Electronics)                         42,000              2,519,520
TDK Corp. (Electronics)                          45,000              2,640,200
                                                                  ------------
                                                                    21,742,831
                                                                  ------------
Luxembourg (0.92%)
Scandinavian Broadcasting System SA*
(Media)                                          55,000              1,127,500
                                                                  ------------
Malaysia (0.77%)
Sime Darby Berhad
(Diversified Operations)                        265,000                938,749
                                                                  ------------
Netherlands (1.15%)
Gucci Group, NV (Retail)                         15,000              1,035,000
PolyGram NV (Household)                           8,000                375,788
                                                                  ------------
                                                                     1,410,788
                                                                  ------------
Norway (1.34%)
Saga Petroleum ASA (Oil & Gas)                   96,300              1,637,498
                                                                  ------------
Pakistan (0.03%)
Crescent Textile Mills* (Textile)               119,701                 36,585
                                                                  ------------
South Korea (2.32%)
Hanil Bank (Banks - Foreign)                    126,910              1,119,726
L.G. Construction Ltd. (Building)                86,530              1,717,509
                                                                  ------------
                                                                     2,837,235
                                                                  ------------
Sweden (1.56%)
Investor AB (Diversified Operations)             47,500              1,914,245
                                                                  ------------
Switzerland (3.91%)
Ciba Geigy AG (Medical)                           2,000              2,463,608
SMH AG (Consumer Products Misc.)                 16,500              2,317,049
                                                                  ------------
                                                                     4,780,657
                                                                  ------------
United Kingdom (6.71%)
Burton Group PLC (Retail)                     1,000,000              2,433,268
Dixons Group PLC (Retail)                       325,000              2,911,987
Pearson PLC (Media)                             115,000              1,418,783
Wetherspoon (J.D.) PLC (Retail)                  75,000              1,446,533
                                                                  ------------
                                                                     8,210,571
                                                                  ------------
United States (30.91%)
Adaptec, Inc.* (Computers)                       16,000                974,000
American International Group, Inc.
(Insurance)                                      12,000              1,303,500
Apache Corp. (Oil & Gas)                         25,000                887,500
Cisco Systems, Inc.* (Computers)                 28,000              1,732,500
Colgate-Palmolive Co. (Soap &
Cleaning Preparations)                           20,000              1,840,000
CUC International, Inc. * (Retail)               75,938              1,860,469
Dean Witter Discover & Co. (Finance)             25,000              1,471,875
Disney (Walt) Co., (The) (Leisure)               32,093              2,114,126
Eastman Chemical Co. (Chemicals)                 10,000                527,500
Enron Corp. (Oil & Gas)                          25,000              1,162,500
Gannett Co., Inc. (Media)                        20,000              1,517,500
General Dynamics Corp. (Aerospace)               15,000              1,029,375
General Electric Co. (Electronics)               15,000              1,451,250
Great Western Financial Corp. (Finance)          25,000                700,000
Home Depot, Inc. (The) (Retail)                  35,000              1,916,250
Intel Corp. (Electronics)                        15,000              1,648,125
International Business Machines Corp.
(Computers)                                      15,000              1,935,000
International Game Technology (Leisure)          50,000              1,056,250
Johnson & Johnson (Medical)                      60,000              2,955,000
Men's Wearhouse, Inc. (The)* (Retail)            30,000                618,750
Monsanto Co. (Chemicals)                         40,000              1,585,000
Neiman Marcus Group, Inc. (The)*
(Retail)                                         25,000                815,625
Omnicare, Inc. (Medical)                         40,000              1,090,000
Phillips Petroleum Co. (Oil & Gas)               30,000              1,230,000
Schering-Plough Corp. (Medical)                  15,000                960,000
Tommy Hilfiger Corp.* (Textile)                  39,400              2,048,800
US Filter Corp.* (Pollution Control)             40,000              1,380,000
                                                                  ------------
                                                                    37,810,895
                                                                  ------------
TOTAL COMMON STOCKS
(Cost $96,051,407)                               (96.16%)          117,653,170
                                                                  ------------
WARRANT
Sweden (0.04%)
Scania AB (Automobile / Trucks)                  47,500                 44,786
                                                                  ------------
TOTAL WARRANT
(Cost $49,186)                                  (  0.04%)               44,786
                                                 ------           ------------
TOTAL COMMON STOCK AND WARRANT
(Cost $96,100,593)                              ( 96.20%)         $117,697,956
                                                 ------           ------------

                                   INTEREST    PAR VALUE           MARKET
ISSUER, DESCRIPTION                  RATE    (000'S OMITTED)        VALUE
-------------------                --------   -------------       ------------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement
(4.43%) Investment in a
joint repurchase agreement
transaction with SBC
Capital Markets, Inc. Dated
10-31-96, Due 11-01-96
(secured by U.S. Treasury
Bonds, 7.25% Due 05-15-16,
and 6.25% Due 08-15-23)
Note A.                              5.54%      $ 5,417              5,417,000
                                                                  ------------
TOTAL SHORT-TERM INVESTMENTS                    (  4.43%)            5,417,000
                                                 ------           ------------
TOTAL INVESTMENTS                               (100.63%)         $123,114,956
                                                 ======           ============

* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

See notes to financial statements.





Industry Diversification (Unaudited)
----------------------------------------------------------------------------------------------------
The Fund primarily invests in securities issued by companies of other countries. The performance of the Fund is closely tied to the economic conditions within the countries it invests. The concentration of investments by country for individual securities held by the Fund is shown in the schedule of investments. In addition, the concentration of investments can be aggregated by various industry groups. The table below shows the percentages of the Fund's investments at
October 31, 1996 assigned to the various investment categories.

                                                    MARKET VALUE
                                                   OF SECURITIES
                                                      AS A %
INVESTMENT CATEGORIES                              OF NET ASSETS
---------------------                              -------------
Aerospace                                              1.24%
Automobile/Trucks                                      1.97
Banks - Foreign                                        2.58
Beverages                                              1.73
Building                                               1.40
Chemicals                                              2.16
Computers                                              3.79
Consumer Products Misc.                                1.89
Diversified Operations                                 8.08
Electronics                                           12.73
Finance                                                1.78
Household                                              0.31
Insurance                                              1.07
Leisure                                                5.15
Machinery                                              2.20
Media                                                  4.36
Medical                                                7.29
Metals                                                 2.66
Oil & Gas                                              4.02
Pollution Control                                      1.13
Real Estate Operations                                 7.56
Retail                                                12.62
Rubber - Tires & Misc.                                 2.11
Soap & Cleaning Preparations                           1.50
Steel                                                  1.31
Telecommunications                                     0.73
Textile                                                2.83
Short-Term Investments                                 4.43
                                                     ------
TOTAL INVESTMENTS                                    100.63%
                                                     ======

See notes to financial statements.




NOTES TO FINANCIAL STATEMENTS

John Hancock Funds - Global Fund

NOTE A --
ACCOUNTING POLICIES

Freedom Investment Trust II (the "Trust") is an open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of six series portfolios: John Hancock Global Fund (the "Fund"), John Hancock Special Opportunities Fund, John Hancock World Bond Fund, John Hancock Short-Term Strategic Income Fund, John Hancock Growth Fund and John Hancock International Fund. The other five series of the Trust are reported in separate financial statements. The investment objective of the Fund is to achieve long-term growth of capital primarily through investment in common stocks of companies domiciled in foreign countries and the United States.

The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends, and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan. Class C shares were outstanding during the period from November 1, 1994 through March 31, 1995, but the Trustees abolished Class C shares as of May 1, 1995.

Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars as described in "Foreign Currency Translation" below.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis. Capital gains realized on some foreign securities are subject to foreign taxes and are accrued, as applicable.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investment, to its shareholders. Therefore, no federal income tax provision is required. For federal income tax purposes, net currency exchange gains and losses from sales of foreign debt securities must be treated as ordinary income even though such items are gains and losses for accounting purposes.

DIVIDENDS, INTEREST AND DISTRIBUTIONS Dividend income on investment securities is recorded on the ex-dividend date or, in the case of some foreign securities, on the date thereafter when the Fund is made aware of the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.



EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues, and expenses of the Fund. Actual results could differ from these estimates.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

FOREIGN CURRENCY TRANSLATION All assets and liabilities initially expressed in terms of foreign currencies are translated into U.S. dollars based on London currency exchange quotations as of 5:00 p.m., London time, on the date of any determination of the net asset value of the Fund. Transactions affecting statement of operations accounts and net realized gain/(loss) on investments are translated at the rates prevailing at the dates of the transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in the exchange rate.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS The Fund may enter into forward foreign currency exchange contracts as a hedge against the effect of fluctuations in currency exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date at a set price. The aggregate principal amounts of the contracts are marked-to-market daily at the applicable foreign currency exchange rates. Any resulting unrealized gains and losses are included in the determination of the Fund's daily net assets. The Fund records realized gains and losses at the time the forward foreign currency contract is closed out or offset by a matching contract. Risks may arise upon entering these contracts from potential inability of counterparties to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

These contracts involve market or credit risk in excess of the unrealized gain or loss reflected in the Fund's Statement of Assets and Liabilities. The Fund may also purchase and sell forward contracts to facilitate the settlement of foreign currency denominated portfolio transactions, under which it intends to take delivery of the foreign currency. Such contracts normally involve no market risk other than that offset by the currency amount of the underlying transaction.

At October 31, 1996, there were no open forward foreign currency exchange contracts.

FINANCIAL FUTURES CONTRACTS The Fund may buy and sell financial futures contracts for speculative purposes and/or to hedge against the effects of fluctuations in interest rates, currency exchange rates and other market conditions. Buying futures tends to increase the Fund's exposure to the underlying instrument. Selling futures tends to decrease the Fund's exposure to the underlying instrument or hedge other Fund instruments. At the time the Fund enters into a financial futures contract, it is required to deposit with its custodian a specified amount of cash or U.S. government securities, known as "initial margin," equal to a certain percentage of the value of the financial futures contract being traded. Each day, the futures contract is valued at the official settlement price of the board of trade or U.S. commodities exchange on which it trades. Subsequent payments, known as "variation margin," to and from the broker are made on a daily basis as the market price of the financial futures contract fluctuates. Daily variation margin adjustments, arising from this "mark to market," are recorded by the Fund as unrealized gains or losses.

When the contracts are closed, the Fund recognizes a gain or loss. Risks of entering into futures contracts include the possibility that there may be an illiquid market and/or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

For Federal income tax purposes, the amount, character and timing of the Fund's gains and/or losses can be affected as a result of futures contracts.

At October 31, 1996, there were no open positions in financial futures contracts.

NOTE B --
MANAGEMENT FEE, AND TRANSACTIONS WITH
AFFILIATES AND OTHERS

The Adviser is solely responsible for advising the Fund with respect to investments in the United States and Canada. The Fund and the Adviser also have a sub-investment management contract with John Hancock Advisers International Limited (the "Sub-Adviser"), a wholly-owned subsidiary of the Adviser, under which the Sub-Adviser, subject to the review of the Trustees and overall supervision of the Adviser, provides the Fund with investment management services and advice with respect to the portion of the Fund's assets invested in countries other than the United States and Canada.

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser, for a continuous investment program equivalent, on an annual basis, to the sum of: (a) 1.00% of the first $100,000,000 of the Fund's average daily net asset value,
(b) 0.80% of the next $200,000,000, (c) 0.75% of the next
$200,000,000 and (d) 0.625% of the Fund's average daily net asset value in excess of $500,000,000. The Adviser pays the Sub-Adviser a fee equivalent, on an annual basis to the sum of (a) 0.70% of the first $200,000,000 of the Fund's average daily net asset value and
(b) 0.6375% of the Fund's average daily net asset value in excess of $200,000,000. The Fund is not responsible for the payment of the Sub-Adviser's fee.

In the event normal operating expenses of the Fund, exclusive of certain expenses prescribed by state law, are in excess of the most restrictive state limit where the Fund is registered to sell shares of beneficial interest, the fee payable to the Adviser will be reduced to the extent of such excess, and the Adviser will make additional arrangements necessary to eliminate any remaining excess expenses. The current limits are 2.5% of the first $30,000,000 of the Fund's average daily net asset value, 2.0% of the next $70,000,000 and 1.5% of the remaining average daily net asset value.

John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser, and Freedom Distributors Corporation ("FDC") act as Co-Distributors for shares of the Fund. For the period ended October 31, 1996, net sales charges received with regard to sales of Class A shares amounted to $139,302. Out of this amount, $21,673 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $43,534 was paid as sales commissions to unrelated broker-dealers and $74,095 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., ("Sutro"), all of which are broker dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company, is the indirect sole shareholder of Distributors and John Hancock Freedom Securities Corporation and its subsidiaries which include FDC, Tucker Anthony and Sutro.

Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended October 31, 1996, contingent deferred sales charges paid to JH Funds amounted to $47,547.

In addition, to reimburse the Co-Distributors for the services they provide as distributors of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to the Co-Distributors for distribution and service expenses, at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse the Co-Distributors for their distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances. In order to comply with this rule, the 12b-1 fee on Class B ranged from 0.90% to 1.00% of average daily net assets throughout the period.

The Fund has a transfer agent agreement with John Hancock Investor Services Corporation ("Investor Services"), a wholly-owned subsidiary of The Berkeley Financial Group. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

On August 27, 1996, the Board of Trustees approved retroactively to July 1, 1996, an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for 1996 is estimated to be at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr., Mr. Richard S. Scipione and Ms. Anne C. Hodsdon are directors and/or officers of the Adviser, and/or its affiliates as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At October 31, 1996, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $362.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than other than obligations of the U.S. government and its agencies and short-term securities, during the period ended October 31, 1996 aggregated $113,492,145 and $122,961,495 respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended October 31, 1996.

The cost of investments owned at October 31, 1996 (including the joint repurchase agreement) for Federal income tax purposes was $101,517,593. Gross unrealized appreciation and depreciation of investments aggregated $23,915,739 and $2,318,376, respectively, resulting in net unrealized appreciation of $21,597,363.

NOTE D --
RECLASSIFICATION OF ACCOUNTS

During the period ended October 31, 1996, the Fund has reclassified amounts to reflect an increase in accumulated net realized gain on investments of $411,052, a decrease in accumulated net investment loss of $390,046 and a decrease in capital paid-in of $801,098. This represents the amount necessary to report these balances on a tax basis, excluding certain temporary differences, as of October 31, 1996. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to the treatment of net operating losses in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principles. The calculation of net investment income per share in the financial highlights excludes these adjustments.



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of John Hancock Global Fund and the Trustees of Freedom Investment Trust II

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of John Hancock Global Fund (the "Fund") (a series of Freedom Investment Trust II) at October 31, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts

December 12, 1996


SHAREHOLDER MEETING (UNAUDITED)

On June 26, 1996, a special meeting of John Hancock Global Fund was held.

The Shareholders approved a new investment management contract between John Hancock Advisers, Inc. and the Fund. The shareholder votes were 5,003,860 FOR, 128,240 AGAINST and 418,038 ABSTAINING.

The Shareholders approved an Amended and Restated Declaration of
Trust. The shareholder votes were 4,921,570 FOR, 148,677 AGAINST and 424,438 ABSTAINING.

The Shareholders eliminated the Fund's fundamental investment restriction on investing in a single class of securities of an issuer. The shareholder votes were 4,897,857 FOR, 140,875 AGAINST and 455,953 ABSTAINING.

The Shareholders redesignated as nonfundamental the Fund's fundamental investment restriction on investing in other investment companies. The shareholder votes were 4,828,255 FOR, 195,933 AGAINST and 470,496 ABSTAINING.

The Shareholders elected the following Trustees with the votes as indicated:

NAME OF TRUSTEE                 FOR           WITHHELD
---------------            ------------     -------------
Dennis S. Aronowitz         5,751,069         181,143
Edward J. Boudreau, Jr.     5,748,166         184,046
Richard P. Chapman, Jr.     5,757,339         174,874
William J. Cosgrove         5,733,263         198,949
Douglas M. Costle           5,758,277         173,936
Leland O. Erdahl            5,749,243         182,969
Richard A. Farrell          5,757,757         174,456
Gail D. Fosler              5,741,218         190,994
William F. Glavin           5,731,282         200,930
Anne C. Hodsdon             5,756,182         176,030
Dr. John A. Moore           5,741,218         190,994
Patti McGill Peterson       5,756,029         176,183
John W. Pratt               5,751,505         180,707
Richard S. Scipione         5,732,077         200,135
Edward J. Spellman          5,757,992         174,220



TAX INFORMATION NOTICE (UNAUDITED)

For Federal income tax purposes, the following information is furnished with respect to the distributions of the Fund during the fiscal year ended October 31, 1996.

The Fund designated distributions to shareholders of $8,178,613 as a long-term capital gain dividend. These amounts were reported on 1995 U.S. Treasury Department Form 1099-DIV in January 1996 representing their proportionate share. It is anticipated that there will be a distribution from net realized gains from sales of securities to shareholders of record on December 3, 1996, and payable on December 30, 1996. Shareholders will receive a 1996 U.S. Treasury Department Form 1099-DIV in January 1997 representing their proportionate share. The Fund did not pay any ordinary income dividends during the fiscal year ended October 31, 1996.

None of the distributions qualify for the dividend received deduction available to corporations.



NOTES

John Hancock Funds - Global Fund

THIS PAGE INTENTIONALLY LEFT BLANK

NOTES

John Hancock Funds - Global Fund

THIS PAGE INTENTIONALLY LEFT BLANK


A 1/2" x 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads: "A Global Investment Management Firm."

101 Huntington Avenue, Boston, MA 02199-7603

Bulk Rate
U.S. Postage
PAID
Randolph, MA
Permit No. 75

This report is for the information of shareholders of the John
Hancock Global Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


A recycled logo in lower left hand corner with caption "Printed on
Recycled Paper."                                                    0300A 10/96
                                                                          12/96

--------------------------------------------------------------------------------
                               John Hancock Funds
--------------------------------------------------------------------------------




                                     Global
                                      Fund


                               Semi-Annual Report






                                 April 30, 1997

================================================================================

                                    TRUSTEES
                            Edward J. Boudreau, Jr.
                              Dennis S. Aronowitz*
                            Richard P. Chapman, Jr.*
                              William J. Cosgrove*
                               Douglas M. Costle*
                               Leland O. Erdahl*
                              Richard A. Farrell*
                                Gail D. Fosler*
                               William F. Glavin*
                                Anne C. Hodsdon
                               Dr. John A. Moore*
                             Patti McGill Peterson*
                                 John W. Pratt*
                              Richard S. Scipione
                              Edward J. Spellman*
                        *Members of the Audit Committee

                                    OFFICERS
                            Edward J. Boudreau, Jr.
                      Chairman and Chief Executive Officer
                               Robert G. Freedman
                               Vice Chairman and
                            Chief Investment Officer
                                Anne C. Hodsdon
                                   President
                                James B. Little
                           Senior Vice President and
                            Chief Financial Officer
                                Susan S. Newton
                          Vice President and Secretary
                               James J. Stokowski
                          Vice President and Treasurer
                               Thomas H. Connors
                           Second Vice President and
                               Compliance Officer

                                   CUSTODIAN
                      State Street Bank and Trust Company
                              225 Franklin Street
                          Boston, Massachusetts 02110

                                 TRANSFER AGENT
                     John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02217-1000

                               INVESTMENT ADVISER
                          John Hancock Advisers, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                             PRINCIPAL DISTRIBUTOR
                            John Hancock Funds, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                                 LEGAL COUNSEL
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109

                               CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

After two years of spectacular performance, the stock market in 1997 has given investors its starkest reminder in a while of one of investing's basic tenets: markets move down as well as up. It's understandable if investors had lost sight of that fact. The bull market that began six years ago has given investors annual double-digit returns and more modest price declines than usual. And in the two years encompassing 1995 and 1996, the S&P 500 Index gained more than 50%. This Pollyanna environment has tracked along with a sustained economic recovery, now in its seventh year, that has been marked by moderate growth, low interest rates and tame inflation.

   But recently, many have begun to wonder about this bull market. Since reaching new highs in early March, the Dow Jones Industrial Average tumbled by more than 7% at the end of March and wiped out nearly all it had gained since the start of the year. It was the worst decline that the market had seen since 1990. In early April, the Dow was down by 9.8%, within shouting distance of a 10% correction. By the end of the month, it had bounced back into record territory again.

[A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.]

   As the market continues to fret over interest rates and inflation, investors should be prepared for more volatility. It also makes sense to do something we've always advocated: set realistic expectations. Keep in mind that the stock market's historic yearly average has been about 10%, not the 20%-plus annual average of the last two years or even the 16% annual average over the last 10 years. Remember that the kind of market volatility we've seen lately is more like the way the market really works. Fluctuations go with the territory. And market corrections can be healthy, serving to bring inflated stock prices down to more reasonable levels, thereby reducing some of the market's risk.

   Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. Make sure that your investment strategies reflect your individual time horizons, objectives and risk tolerance, and that they are based upon your needs. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/s/ Edward J. Boudreau, Jr.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

================================================================================


                    By Miren Etcheverry, John L.F. Wills and
                   Gerardo J. Espinoza, Co-Portfolio Managers

                                  John Hancock
                                  Global Fund

               Latin American and European markets perform well;
                           Asian nations fall behind


At the end of 1996, Miren Etcheverry and Gerardo J. Espinoza joined the management team of John Hancock Global Fund. Prior to joining John Hancock Funds, Ms. Etcheverry and Mr. Espinoza were portfolio managers at Baring Asset Management. Ms. Etcheverry was the head of Baring's Latin American equities team. Mr. Wills is based in London and has been with Hancock since 1987.

Overseas markets turned in a mixed performance during the last six months, while the U.S. stock market continued to hold investors' attention. At the beginning of the period last November, equities were boosted around the globe by falling interest rates and a healthy U.S. stock market. And while Europe and the emerging markets of Latin America and eastern Europe continued to have a good run through April, many Asian markets had a rougher time. Japan's economy remained stubbornly stalled, banking problems persisted, and a falling yen compounded the problem for U.S. dollar-based investors. Even Hong Kong, after its sharp advance last year, took a brief breather in the period. Overall, most major markets still could not compete with the U.S., where stocks continued their bull market run in a frenzy of volatility sparked by a faster-growing economy and inflation fears. Its strong performance diverted investors' attention away from many world markets.

--------------------------------------------------------------------------------
 "Overseas markets turned in a mixed performance during the last six months..."
--------------------------------------------------------------------------------

   For the six months ended April 30, 1997, John Hancock Global Fund posted a total return for its Class A and Class B shares of 6.91% and 6.56%, respectively, at net asset value, which was in line


[A 2 1/4" x 3 3/4" photo of the Global fund managers. Caption reads: "Global fund co-portfolio managers (l-r) Geraldo J. Espinoza, Miren Etcheverry and John L.F. Wills."]

================================================================================

                        John Hancock Funds - Global Fund


[Pie chart with heading "Portfolio Diversification" at top of left hand column. The pie is divided into eight sections. From top clockwise : Latin America 9%; North America 39%; Continental Europe 16%; United Kingsom 7%; Hong Kong 9%; Japan 12%; Pacific Rim 6%; Short-Term Investments and Other 2%. A footnote below reads: "As a percentage of net assets on April 30, 1997."]

--------------------------------------------------------------------------------
   "...we combine top-down country allocation with bottom-up stock picking."
--------------------------------------------------------------------------------

with the 6.83% return of the average global fund according to Lipper Analytical Services, Inc.1 Longer-term performance information can be found on pages six and seven.

U.S. stocks help performance
Our significant position in the United States, at 39% of the Fund's net assets, served us well as the stock market moved forward on strong earnings reports. Most of the market advance was limited to the large-company stocks that were the focus of our investments. Top performers were such household names as Johnson & Johnson, General Electric, Colgate Palmolive, Walt Disney, IBM and Microsoft.

Hong Kong and Japan drag
In Japan, stocks remained under pressure with the country's economic woes, banking problems and government tax increases. A weakening yen compounded the market's decline for U.S. dollar-based investors, but helped the exporters and technology companies, such as Sony and TDK, which remained the Fund's focus. We took profits in some of them and cut our Japanese position from 18% last November to 12% at the end of April. We probably will not reduce our stake further, however, because we believe that the economy is bottoming out after absorbing hefty tax increases and that economic deregulation is beginning. Another positive sign is that international fund managers are currently very underweighted in Japan, which suggests they could soon be returning.

[Table entitled "Scorecard" at bottom of left hand column. The header for the left column is "Investments"; the header for the right column is " Recent
performance   ....  and  what's  behind  the  numbers."  The  first  listing  is
Telecomunicacoes Brasileiras followed by an up arrow and the phrase "Pending Brazilian privitization boosts stock." The second listing is Novartis followed by an up arrow and the phrase "Merger of Switzerland's largest drug companies." The third is Wharf (Holdings) followed by a down arrow and the phrase "Rising rates hurt Hong Kong property stocks." Footnote below reads: "See "Schedule of Investments." Investment holdings are subject to change."]

   Although Hong Kong fell in the first part of 1997, it began rebounding in April and we remain encouraged about the longer term for both Hong Kong and its impact on the Chinese economy. That would continue to bode well for our China-related "red-chip" holdings, such as China Resources and Hong Kong & Shanghai Hotels. That said, after the market's stellar advance last year we decided to lighten our exposure to a less overweighted position. We took profits and almost halved our stake from 16% last November to 9% by the period's end.

Latin  American  position grows
In place of Hong Kong and Japan, we significantly increased our holdings in the emerging market countries of Latin America to 9% of the Fund's assets, up from 3% last November. Our efforts were rewarded especially in the latter part of the period. These markets have embraced economic reform and in so doing unleashed significant investment opportunities. Within the region, our two top choices are Brazil, at 3% of the Fund's net assets and Mexico at 4%. Brazil -- the "sleeping giant" -- is just awakening, with economic reform that has sent inflation plunging from over 3000% several years ago to single digits today. One solid

================================================================================

                        John Hancock Funds - Global Fund


[Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the six months ended April 30, 1997." The chart is scaled in increments of 2% from top to bottom, with 8% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 6.91% total return for John Hancock Global Fund: Class A. The second represents the 6.56% total return for John Hancock Global Fund: Class B. The third represents the 6.83% total return for the Average global fund. Footnote below reads: "Total returns for John Hancock Global Fund are at net asset value with all distributions reinvested. The average global fund is tracked by Lipper Analytical Services.(1) See following page for historical performance information."]


performer is Telecomunicacoes Brasileiras, the telecommunications giant that is benefiting from the government's move toward privatization.

Europe still a favorite
Reform -- economic and political -- is a key investment theme for us, which is why we continue to favor many European countries, with an eye lately toward eastern Europe. During the period, weak currencies, low inflation, slow growth and further government efforts toward reaching a monetary union were positives for many markets. The notion of corporate restructuring has also caught on in Europe and increased profits for shareholders. Of our 23% stake in Europe, the U.K. remains our largest country weighting at 7% of net assets. We also shifted some assets to Germany, whose economy is in an earlier stage of rebound than Britain's.

Investment  strategy
In managing the portfolio, we combine top-down country allocation with bottom-up stock picking. The cornerstone of our process is in-depth fundamental research, which involves substantial travel to the countries in which the Fund invests. We've also gained an important edge by having a team of analysts who speak more than a dozen languages combined. In country allocation, our emphasis is on selecting countries with favorable political trends, growing economies and improving liquidity dynamics. In stock selection, the emphasis is on management quality, sustainable earnings growth and attractive valuations.

--------------------------------------------------------------------------------
 "We are optimistic about the long-term prospects for foreign equity markets."
--------------------------------------------------------------------------------

Looking ahead
We are optimistic about the long-term prospects for foreign equity markets. As more markets are freed from centralized control and major industries continue shifting to private control, it is likely for global growth and rising profits to remain strong. Moreover, new technologies worldwide are driving down the cost of production, distribution and investment. What makes this environment so attractive is that we believe this global expansion will occur without significant inflation. We'll continue to tap into these trends, for now keeping our emphasis on the emerging markets of Latin America eastern Europe and Asia, while seeking out restructuring plays in Europe. We're more cautious about the U.S. market for now, after the strong performance of the last two years.



--------------------------------------------------------------------------------
This commentary reflects the views of the portfolio managers through the end of the Fund's period discussed in this report. Of course, the managers' views are subject to change as market and other conditions warrant.

International investing involves special risks such as political and currency risks and differences in accounting standards and financial reporting.

1 Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

================================================================================

--------------------------------------------------------------------------------
                             A LOOK AT PERFORMANCE
--------------------------------------------------------------------------------

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Global Fund. Total return is a performance measure that equals the sum of all dividends and capital gains, assuming reinvestment of these distributions and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. Prior to August 1992, different sales charges were in effect for Class A shares and are not reflected in the performance data. The effect of the maximum contingent-deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them. Please see your prospectus for a discussion of the risks associated with international investing, including currency and political risks and differences in accounting standards and financial reporting.

--------------------------------------------------------------------------------
                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997

                                             ONE      FIVE     MOST RECENT
                                             YEAR     YEARS     TEN YEARS
                                             ----     -----     ---------

John Hancock Global Fund: Class A            1.05%    48.43%     48.18%(1)
John Hancock Global Fund: Class B            0.60%    49.59%    101.57%

--------------------------------------------------------------------------------
                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997

                                             ONE      FIVE     MOST RECENT
                                             YEAR     YEARS     TEN YEARS
                                             ----     -----     ---------

John Hancock Global Fund: Class A            1.05%     8.22%      7.79%(1)
John Hancock Global Fund: Class B            0.60%     8.39%      7.26%








                              Notes to Performance

(1) Class A shares commenced on January 3, 1992.

================================================================================

--------------------------------------------------------------------------------
                    WHAT HAPPENED TO A $10,000 INVESTMENT...
--------------------------------------------------------------------------------

The charts on the right show how much a $10,000 investment in the John Hancock Global Fund would be worth on April 30, 1997, assuming you had invested on the day each class of shares started or have been invested for the most recent ten years and reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Morgan Stanley World Index -- an unmanaged index that measures the performance of a diverse range of global stock markets.

[Line chart with the heading Global Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Morgan Stanley World Index and is equal to $17,774 as of April 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Global Fund on January 3, 1992, before sales charge, and is equal to $16,074 as of April 30, 1997. The third line represents the Global Fund, after sales charge and is equal to $15,271 as of April 30, 1997.]

[Line chart with the heading Global Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are two lines. The first line represents the value of the Morgan Stanley World Index and is equal to $31,846 as of April 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Global Fund, before sales charge, on Spetember 2, 1986, and is equal to $25,949 as of April 30, 1997.]

*  No contingent-deferred sales charge applicable.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on April 30, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------
Assets:
  Investments at value -- Note C:
    Common stocks and warrants
      (cost -- $97,596,401) ...................................   $ 119,487,373
    Joint repurchase agreement (cost -- $2,217,000) ...........       2,217,000
                                                                  -------------
                                                                    121,704,373
  Cash ........................................................         200,914
  Foreign currency, at value (cost -- $2,930,011) .............       2,911,491
  Receivable for investments sold .............................       2,309,811
  Receivable for shares sold ..................................           2,663
  Receivable for open forward foreign currency
    contracts sold -- Note A ..................................           1,298
  Interest receivable .........................................             331
  Dividends receivable ........................................         273,093
  Foreign tax receivable ......................................          26,903
  Other assets ................................................          12,473
                                                                  -------------
                              Total Assets ....................     127,443,350
                              -------------------------------------------------
Liabilities:
  Payable for shares repurchased ..............................          28,261
  Payable for investments purchased ...........................       3,376,188
  Payable to John Hancock Advisers, Inc.
    and affiliates -- Note B ..................................         153,507
  Accounts payable and accrued expenses .......................          73,577
                                                                  -------------
                              Total Liabilities ...............       3,631,533
                              -------------------------------------------------
Net Assets:
  Capital paid-in .............................................      93,596,645
  Accumulated net realized gain on investments
    and foreign currency transactions .........................       8,770,928
  Net unrealized appreciation of investments
    and foreign currency transactions .........................      21,881,757
  Accumulated net investment loss .............................  (      437,513)
                                                                  -------------
                              Net Assets ......................   $ 123,811,817
                              =================================================
Net Asset Value Per Share:
  (Based on net asset  values and shares of  beneficial
    interest  outstanding  -- unlimited number of shares
    authorized with no par value,  respectively)
  Class A -- $94,847,960/7,498,137 ............................   $       12.65
================================================================================
  Class B --$28,963,857/2,384,165 .............................   $       12.15
================================================================================
Maximum Offering Price Per Share *
  Class A -- ($12.65 x 105.26%) ...............................   $       13.32
================================================================================
* On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.


The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

Statement of Operations
Six months ended April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------
Investment Income:
  Dividends (net of foreign withholding
    taxes of $45,606) .........................................     $   753,282
  Interest ....................................................          77,761
                                                                    -----------
 ..............................................................         831,043
                                                                    -----------
  Expenses:
    Investment management fee -- Note B .......................         594,024
    Distribution and service fee -- Note B
      Class A .................................................         143,713
      Class B .................................................         139,522
  Transfer agent fee -- Note B ................................         243,378
  Custodian fee ...............................................          74,370
  Registration and filing fees ................................          18,804
  Auditing fee ................................................          18,125
  Financial services fee -- Note B ............................          11,598
  Printing ....................................................          11,347
  Trustees' fees ..............................................           5,990
  Miscellaneous ...............................................           2,631
  Legal fees ..................................................           1,354
                                                                    -----------
                              Total Expenses ..................       1,264,856
                              -------------------------------------------------
                              Net Investment Loss                  (    433,813)
                              --------------------------------------------------

Realized and Unrealized Gain (Loss) on Investments
and Foreign Currency Transactions:
  Net realized gain on investments sold                               8,973,124
  Net realized loss on foreign currency transactions               (    202,105)
  Change in net unrealized appreciation/depreciation
    of investments                                                      293,609
  Change in net unrealized appreciation/depreciation
    of foreign currency transactions                               (      9,056)
                                                                    -----------
                              Net Realized and Unrealized Gain
                              on Investments and Foreign
                              Currency Transactions                   9,055,572
                              -------------------------------------------------
                              Net Increase in Net Assets
                              Resulting from Operations             $ 8,621,759
                              =================================================


                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund

Statement of Changes in Net Assets
--------------------------------------------------------------------------------
                                                                                                                SIX MONTHS ENDED
                                                                                                 YEAR ENDED      APRIL 30, 1997
                                                                                              OCTOBER 31, 1996     (UNAUDITED)
                                                                                              ----------------     -----------
Increase (Decrease) in Net Assets:
From Operations:
  Net investment loss ....................................................................     ($    393,746)  ($    433,813)
  Net realized gain on investments sold and foreign currency transactions ................        10,509,890       8,771,019
  Change in net unrealized appreciation/depreciation of investments and foreign
    currency transactions ................................................................         1,357,847         284,553
                                                                                                ------------    ------------
    Net Increase in Net Assets Resulting from Operations .................................        11,473,991       8,621,759
                                                                                                ------------    ------------
Distributions to Shareholders:
  Distributions from net realized gain on investments sold and foreign currency transactions
    Class A -- ($0.8842 and $1.1872 per share, respectively) .............................     (   6,456,924)  (   8,357,133)
    Class B -- ($0.8842 and $1.1872 per share, respectively) .............................     (   1,721,689)  (   2,563,800)
                                                                                                ------------    ------------
    Total Distributions to Shareholders ..................................................     (   8,178,613)  (  10,920,933)
                                                                                                ------------    ------------
From Fund Share Transactions -- Net* .....................................................           882,664       3,765,627
                                                                                                ------------    ------------
Net Assets:
    Beginning of period ..................................................................       118,167,322     122,345,364
                                                                                                ------------    ------------
    End of period (including accumulated net investment loss of $3,700
      and $437,513 , respectively) .......................................................      $122,345,364    $123,811,817
                                                                                                ============    ============
* Analysis of Fund Share Transactions:
                                                                                                              SIX MONTHS ENDED
                                                                             YEAR ENDED                        APRIL 30, 1997
                                                                          OCTOBER 31, 1996                      (UNAUDITED)
                                                                      -------------------------                 ------------
                                                                        SHARES        AMOUNT        SHARES         AMOUNT
                                                                      ---------    ------------    ---------    ------------
CLASS A
  Shares sold                                                         8,943,917    $114,915,031    8,024,968    $102,471,932
  Shares issued to shareholders in reinvestment of distributions        516,713       6,236,722      653,260       8,071,948
                                                                      ---------   -------------    ---------    ------------
                                                                      9,460,630     121,151,753    8,678,228     110,543,880
  Less shares repurchased                                            (9,539,925)  ( 122,803,879)  (8,487,743)  ( 108,918,068)
                                                                      ---------    ------------    ---------    ------------
  Net Increase (Decrease)                                            (   79,295)  ($  1,652,126)     190,485    $  1,625,812
                                                                      =========    ============    =========    ============
CLASS B
  Shares sold                                                           583,478    $  7,131,162      336,924    $  4,108,216
  Shares issued to shareholders in reinvestment of distributions        134,330       1,577,033      197,719       2,350,882
                                                                      ---------    ------------    ---------    ------------
                                                                        717,808       8,708,195      534,643       6,459,098
  Less shares repurchased                                            (  504,739)  (   6,173,405)  (  351,533)  (   4,319,283)
                                                                      ---------    ------------    ---------    ------------
  Net Increase                                                          213,069    $  2,534,790      183,110    $  2,139,815
                                                                      =========    ============    =========    ============

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment and foreign currency gains and losses, distributions paid to shareholders, if any, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last two periods, along with the corresponding dollar value.


                       SEE NOTES TO FINANCIAL STATEMENTS.
                                       9

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


Financial Highlights
Selected data for a share of beneficial interest outstanding throughout the period indicated, investment returns, key ratios and supplemental data are listed as follows:
--------------------------------------------------------------------------------

                                                                               YEAR ENDED OCTOBER 31,               SIX MONTHS ENDED
                                                             -------------------------------------------------------  APRIL 30, 1997
                                                              1992          1993       1994        1995       1996     (UNAUDITED)
                                                             -------------------------------------------------------   -----------
CLASS A(1)
Per Share Operating Performance
  Net Asset Value, Beginning of Period ..................    $ 11.31       $ 10.55    $  14.30    $ 14.16    $ 12.67    $ 12.97
                                                             -------       -------    --------    -------    -------    -------
  Net Investment Loss(2) ................................   (   0.04)     (   0.10)  (    0.07)  (   0.03)  (   0.02)  (   0.03)
  Net Realized and Unrealized Gain (Loss) on
    Investments and Foreign Currency Transactions .......   (   0.72)         3.85        1.24   (   0.13)      1.20       0.90
                                                             -------       -------    --------    -------    -------    -------
      Total from Investment Operations ..................   (   0.76)         3.75        1.17   (   0.16)      1.18       0.87
                                                             -------       -------    --------    -------    -------    -------
  Less Distributions:
  Distributions from Net Realized Gain on Investments
    Sold and Foreign Currency Transactions ..............        --            --    (    1.31)  (   1.33)  (   0.88)  (   1.19)
                                                             -------       -------    --------    -------    -------    -------
  Net Asset Value, End of Period ........................    $ 10.55       $ 14.30    $  14.16    $ 12.67    $ 12.97    $ 12.65
                                                             =======       =======    ========    =======    =======    =======
  Total Investment Return at Net Asset Value(4) .........   (   6.72%)(5)    35.55%       8.64%    ( 0.37%)     9.87%      6.91%(5)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) ..............    $76,980       $90,787    $100,973    $93,597    $94,746    $94,848
  Ratio of Expenses to Average Net Assets ...............       2.47%(6)      2.12%       1.98%      1.87%      1.88%      1.89%(6)
  Ratio of Net Investment Loss to Average Net Assets ....   (   0.60%)(6) (   0.86%)     (0.54%) (   0.23%) (   0.19%) (   0.54%)(6)
  Portfolio Turnover Rate ...............................         69%          108%         61%        60%        98%        45%
  Average Broker Commission Rate(7) .....................       N/A           N/A         N/A        N/A     $0.0221    $0.0222

CLASS B
Per Share Operating Performance
  Net Asset Value, Beginning of Period ..................    $ 10.92       $ 10.50    $  14.17    $ 13.93    $ 12.36    $ 12.54
                                                             -------       -------    --------    -------    -------    -------
  Net Investment Loss(2) ................................   (   0.12)     (   0.15)  (    0.15)  (   0.11)  (   0.10)  (   0.08)
  Net Realized and Unrealized Gain (Loss) on
    Investments and Foreign Currency Transactions .......   (   0.30)         3.82        1.22   (   0.13)      1.16       0.88
                                                             -------       -------    --------    -------    -------    -------
      Total from Investment Operations ..................   (   0.42)         3.67        1.07   (   0.24)      1.06       0.80
                                                             -------       -------    --------    -------    -------    -------
  Less Distributions:
  Distributions from Net Realized Gain on Investments
    Sold and Foreign Currency Transactions ..............        --            --    (    1.31)  (   1.33)  (   0.88)  (   1.19)
                                                             -------       -------    --------    -------    -------    -------
  Net Asset Value, End of Period ........................    $ 10.50       $ 14.17    $  13.93    $ 12.36    $ 12.54    $ 12.15
                                                             =======       =======    ========    =======    =======    =======
  Total Investment Return at Net Asset Value(4) .........   (   3.85%)       34.95%       7.97%  (   1.01%)     9.10%      6.56%(5)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) ..............    $11,475       $19,340    $ 31,822    $24,570    $27,599    $28,964
  Ratio of Expenses to Average Net Assets ...............       2.68%         2.49%       2.59%      2.57%      2.54%      2.59%(6)
  Ratio of Net Investment Loss to Average Net Assets ....   (   1.03%)     (  1.25%) (    1.12%) (   0.89%) (   0.83%) (   1.24%)(6)
  Portfolio Turnover Rate ...............................         69%          108%         61%        60%        98%        45%
  Average Broker Commission Rate(7) .....................       N/A           N/A         N/A        N/A     $0.0221    $0.0222

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


Financial Highlights (continued)
--------------------------------------------------------------------------------

                                                                           YEAR ENDED OCTOBER 31,    PERIOD ENDED
                                                                           ----------------------   MARCH 31, 1995
                                                                               1993       1994        (UNAUDITED)
                                                                           ----------------------     -----------
CLASS C(3)
Per Share Operating Performance
  Net Asset Value, Beginning of Period .................................      $11.75       $14.34        $14.27
                                                                              ------       ------        ------
  Net Investment Loss ..................................................     (  0.02)         --            --
  Net Realized and Unrealized Gain (Loss) on Investments and
    Foreign Currency Transactions ......................................        2.61         1.24       (  0.97)
                                                                              ------       ------        ------
    Total from Investment Operations ...................................        2.59         1.24       (  0.97)
                                                                              ------       ------        ------
  Less Distributions:
  Distributions from Net Realized Gain on Investments Sold and
    Foreign Currency Transactions ......................................         --       (  1.31)      (  1.33)
                                                                              ------       ------        ------
  Net Asset Value, End of Period .......................................      $14.34       $14.27        $11.97
                                                                              ======       ======        ======
  Total Investment Return at Net Asset Value(4) ........................       22.04%(5)     9.15%      (  6.70%)(5)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) .............................      $  406       $  752        $  795
  Ratio of Expenses to Average Net Assets ..............................        1.43%(6)     1.42%         1.37%(6)
  Ratio of Net Investment  Income  (Loss) to Average  Net  Assets ......     (  0.35%)(6)    0.03%         0.06%(6)
  Portfolio Turnover Rate ..............................................         108%          61%           60%(8)

(1) Class A shares commenced operations on January 3, 1992.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Class C shares commenced operations on May 7, 1993. Net asset value and net assets at the end of the period ended March 31, 1995,  reflect  amounts prior to the redemption of all shares on March 31, 1995.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5) Not annualized.
(6) Annualized.
(7) Per portfolio share traded. Required for the fiscal years that began September 1, 1995 or later.
(8) For the year ended October 31, 1995.








The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), distributions and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period.
Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.


                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


Schedule of Investments
April 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

The Schedule of Investments is a complete list of all securities owned by the Global Fund on April 30, 1997. It's divided into three main categories: common stocks, warrants and short-term investments. Common stocks are further broken down by country. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                       MARKET
ISSUER, DESCRIPTION                               NUMBER OF SHARES      VALUE
-------------------                               ----------------      -----

COMMON STOCKS
Argentina (1.53%)
  Perez Companc S.A., American
    Depositary Receipts (ADR)
    (Oil & Gas) ...................................    117,300     $  1,888,976
                                                                   ------------
Australia (2.58%)
  Newcrest Mining Ltd. (Metal) ....................    100,000          297,122
  RGC Ltd. (Metal) ................................    390,007        1,414,281
  WMC Ltd. (Metal) ................................    250,000        1,481,713
                                                                   ------------
                                                                      3,193,116
                                                                   ------------
Brazil (3.16%)
  Centrais Electricas Brasileiras S/A
    (ADR) (Utilities) .............................     51,600        1,135,200
  Telecomunicacoes Brasileiras S/A
    (ADR) (Telecommunications) ....................     24,200        2,776,950
                                                                   ------------
                                                                      3,912,150
                                                                   ------------
Canada (0.37%)
  Cinar Films, Inc. (Class B) (Leisure)* ..........     20,000          455,000
                                                                   ------------
Chile (0.23%)
  Maderas y Sinteticos SA (ADR)
    (Building) ....................................     17,800          284,800
                                                                   ------------
France (3.32%)
  LVMH Moet Hennessy Louis Vuitton
    (Beverages) ...................................      9,250        2,258,417
  Lyonnaise des Eaux SA (Diversified
    Operations) ...................................     20,500        1,854,536
                                                                   ------------
                                                                      4,112,953
                                                                   ------------
Germany (3.82%)
  Schering AG (Medical) ...........................     30,000        2,875,621
  VEBA AG (Diversified Operations) ................     36,000        1,854,256
                                                                   ------------
                                                                      4,729,877
                                                                   ------------

                                                                       MARKET
ISSUER, DESCRIPTION                               NUMBER OF SHARES      VALUE
-------------------                               ----------------      -----

Hong Kong (8.90%)
  Cheung Kong (Holdings) Ltd.
    (Real Estate Operations) ......................    265,000     $  2,326,212
  China Resources Enterprise Ltd.
    (Real Estate Operations) ......................    605,000        1,671,335
  CITIC Pacific Ltd.
    (Diversified Operations) ......................    250,000        1,352,224
  Hong Kong & Shanghai Hotels Ltd.
    (Leisure) .....................................  1,080,000        1,568,450
  Hutchison Whampoa Ltd.
    (Diversified Operations) ......................    400,000        2,969,083
  Wharf (Holdings) Ltd.
    (Real Estate Operations) ......................    300,000        1,134,706
                                                                   ------------
                                                                     11,022,010
                                                                   ------------
India (1.01%)
  State Bank of India, Global Depositary
    Receipts (Banks - Foreign)* ...................     51,300        1,247,873
                                                                   ------------
Japan (11.77%)
  Fujitsu Ltd. (Computers) ........................    150,000        1,559,853
  Ito-Yokado Co. (Retail) .........................     35,000        1,679,206
  Matsushita-Kotobuki Electronics
    Industries, Ltd. (Electronics) ................    122,000        3,892,543
  Rohm Co., Ltd. (Electronics) ....................        800           62,016
  Sony Corp. (Electronics) ........................     42,000        3,057,313
  TDK Corp. (Electronics) .........................     60,000        4,325,048
                                                                   ------------
                                                                     14,575,979
                                                                   ------------
Malaysia (0.66%)
  Sime Darby Berhad
    (Diversified Operations) ......................    265,000          817,966
                                                                   ------------
Mexico (3.74%)
  Empresas La Moderna S.A. de C.V.
    (ADR) (Tobacco) ...............................     26,200          543,650
  Grupo Industrial Maseca SA de CV
    (ADR) (Food) ..................................    100,900        1,488,275
  Panamerican Beverages, Inc.
    (Beverages) ...................................     89,800        2,604,200
                                                                   ------------
                                                                      4,636,125
                                                                   ------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


                                                                       MARKET
ISSUER, DESCRIPTION                               NUMBER OF SHARES      VALUE
-------------------                               ----------------      -----

Netherlands (1.16%)
  Gucci Group, NV (Retail) ........................    15,000      $  1,040,625
  PolyGram NV (Household) .........................     8,000           392,137
                                                                   ------------
                                                                      1,432,762
                                                                   ------------
Norway (1.36%)
  Saga Petroleum ASA (Oil & Gas) ..................    96,300         1,683,614
                                                                   ------------
Singapore (1.04%)
  DBS Land Ltd. (Real Estate Operations) ..........   400,000         1,293,264
                                                                   ------------
South Korea (0.44%)
  L.G. Construction Ltd. (Building) ...............    36,530           540,578
                                                                   ------------
Sweden (1.68%)
  Investor AB (Diversified Operations) ............    47,500         2,076,880
                                                                   ------------
Switzerland (4.18%)
  Ciba Specialty Chemicals AG
    (Chemicals)* ..................................     2,133           183,767
  Novartis AG (Medical) ...........................     2,133         2,810,044
  SMH AG (Consumer Products) ......................    16,500         2,182,688
                                                                   ------------
                                                                      5,176,499
                                                                   ------------
United Kingdom (6.78%)
  Dixons Group PLC (Retail) .......................   275,000         2,253,039
  EMAP PLC (Media) ................................   100,000         1,235,008
  Marks & Spencer PLC (Retail) ....................   275,000         2,179,498
  Pearson PLC (Media) .............................   115,000         1,327,066
  Wetherspoon (J.D.) PLC (Retail) .................    75,000         1,403,971
                                                                   ------------
                                                                      8,398,582
                                                                   ------------
United States (38.74%)
  Adaptec, Inc. (Computers)* ......................    32,000         1,184,000
  American International Group, Inc.
    (Insurance) ...................................    30,000         3,855,000
  Apache Corp. (Oil & Gas) ........................    25,000           850,000
  Cisco Systems, Inc. (Computers)* ................    33,000         1,707,750
  Colgate-Palmolive Co.
    (Soap & Cleaning Preparations) ................    20,000         2,220,000
  Dean Witter Discover & Co. (Finance) ............    80,000         3,060,000
  Disney (Walt) Co., (The) (Leisure) ..............    32,093         2,631,626
  Du Pont (E.I.) De Nemours & Co.
    (Diversified Operations) ......................    30,000         3,183,750
  Eli Lilly & Co. (Medical) .......................    25,000         2,196,875
  Enron Corp. (Oil & Gas) .........................    50,000         1,881,250
  Fannie Mae (Mortgage Banking) ...................    20,000           822,500
  General Electric Co. (Electronics) ..............    35,000         3,880,625
  Intel Corp. (Electronics) .......................    20,000         3,062,500
  International Business Machines Corp.
    (Computers) ...................................    15,000         2,411,250

                                                                       MARKET
ISSUER, DESCRIPTION                               NUMBER OF SHARES      VALUE
-------------------                               ----------------      -----

United States (continued)
  Johnson & Johnson (Medical) .....................    40,000      $  2,450,000
  Microsoft Corp. (Computers)* ....................    20,000         2,430,000
  Omnicare, Inc. (Medical) ........................    40,000           975,000
  Phillips Petroleum Co. (Oil & Gas) ..............    50,000         1,968,750
  Schering-Plough Corp. (Medical) .................    35,000         2,800,000
  US Filter Corp. (Pollution Control)* ............    40,000         1,215,000
  Warner-Lambert Co. (Medical) ....................    10,000           980,000
  Williams Cos., Inc. (The) (Oil & Gas) ...........    50,000         2,193,750
                                                                   ------------
                                                                     47,959,626
                                                                   ------------
                              TOTAL COMMON STOCKS
                               (Cost $97,547,215)     ( 96.47%)     119,438,630
                                                       -------     ------------
WARRANTS
Sweden (0.04%)
  Scania AB (Automobile / Trucks) .................    47,500            48,743
                                                                   ------------
                           TOTAL WARRANTS (0.04%)
                                   (Cost $49,186)     (  0.04%)        48,743
                                                       -------     ------------
                 TOTAL COMMON STOCKS AND WARRANTS
                               (Cost $97,596,401)     ( 96.51%)     119,487,373
                                                       -------     ------------

                                         INTEREST     PAR VALUE        MARKET
ISSUER DESCRIPTION                         RATE    (000'S OMITTED)     VALUE
------------------                         ----    ---------------     -----

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (1.79%)
  Investment in a joint repurchase
    agreement transaction with
    Aubrey G. Lanston & Co. -
    Dated 04-30-97,
    Due 05-01-97 (secured by
    U.S. Treasury Notes, 5.50%
    thru 6.625%, Due 05-15-98
    thru 09-30-01) - Note A. ..........   5.38%       $ 2,217        2,217,000

                     TOTAL SHORT-TERM INVESTMENTS    (  1.79%)       2,217,000
                                                      -------     ------------
                                TOTAL INVESTMENTS    ( 98.30%)    $121,704,373
                                                      =======     ============
*Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.


                       SEE NOTES TO FINANCIAL STATEMENTS.
                                       13

================================================================================
                              FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


Portfolio Concentration (Unaudited)
--------------------------------------------------------------------------------

The Fund primarily invests in securities issued by companies of other countries. The performance of the Fund is closely tied to the economic conditions within the countries it invests. The concentration of investments by country for individual securities held by the Fund is shown in the schedule of investments. In addition, the concentration of investments can be aggregated by various industry groups. The table below shows the percentages of the Fund's investments at April 30, 1997 assigned to the various investment categories.

                                                                 MARKET VALUE
                                                                 OF SECURITIES
                                                                AS A PERCENTAGE
INVESTMENT CATEGORIES                                         OF FUND NET ASSETS
---------------------                                         ------------------

  Automobile/Trucks .......................................         0.04%
  Banks - Foreign .........................................         1.01
  Beverages ...............................................         3.93
  Building ................................................         0.60
  Chemicals ...............................................         0.15
  Computers ...............................................         7.51
  Consumer Products .......................................         1.76
  Diversified Operations ..................................        11.40
  Electronics .............................................        14.70
  Finance .................................................         2.47
  Food ....................................................         1.20
  Household ...............................................         0.32
  Insurance ...............................................         3.11
  Leisure .................................................         3.76
  Media ...................................................         2.07
  Medical .................................................        12.19
  Metal ...................................................         2.58
  Mortgage Banking ........................................         0.66
  Oil & Gas ...............................................         8.45
  Pollution Control .......................................         0.98
  Real Estate Operations ..................................         5.19
  Retail ..................................................         6.91
  Soap & Cleaning Preparations ............................         1.79
  Telecommunications ......................................         2.24
  Tobacco .................................................         0.44
  Utilities ...............................................         0.92
  Short-Term Investments ..................................         1.79
                                                                  ------
                                          TOTAL INVESTMENTS        98.30%
                                                                  ======




                       SEE NOTES TO FINANCIAL STATEMENTS.
                                       14

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


(UNAUDITED)
NOTE A -
ACCOUNTING POLICIES

John Hancock Investment Trust III (the "Trust") (formerly Freedom Investment Trust II) is an open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of six series: John Hancock Global Fund (the "Fund"), John Hancock Special Opportunities Fund, John Hancock World Bond Fund, John Hancock Short-Term Strategic Income Fund, John Hancock Growth Fund and John Hancock International Fund. The other five series of the Trust are reported in separate financial statements. The investment objective of the Fund is to achieve long-term growth of capital primarily through investment in common stocks of companies domiciled in foreign countries and the United States.

   The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan. Class C shares were outstanding during the period from May 7, 1993, through March 31, 1995, but the Trustees abolished Class C shares as of May 1, 1995.

   Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars as described in "Foreign Currency Translation" below.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis. Capital gains realized on some foreign securities are subject to foreign taxes and are accrued, as applicable.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investment, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, INTEREST AND DISTRIBUTIONS Dividend income on investment securities is recorded on the ex-dividend date or, in the case of some foreign securities, on the date thereafter when the Fund identifies the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

   The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

EXPENSE The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The fund had no borrowing activity for the period ended April 30, 1997.

FOREIGN CURRENCY TRANSLATION All assets and liabilities initially expressed in terms of foreign currencies are translated into U.S. dollars based on London currency exchange quotations as of 5:00 p.m., London time, on the date of any determination of the net asset value of the Fund. Transactions affecting statement of operations accounts and net realized gain/(loss) on investments are translated at the rates prevailing at the dates of the transactions.

   The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

   Reported net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in the exchange rate.

FORWARD  FOREIGN  CURRENCY  EXCHANGE  CONTRACTS  The Fund may enter into forward foreign currency exchange contracts as a hedge against the effect of fluctuations in currency exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date at a set price. The aggregate principal amounts of the contracts are marked to market daily at the applicable foreign currency exchange rates. Any resulting unrealized gains and losses are included in the determination of the Fund's daily net assets. The Fund records realized gains and losses at the time the forward foreign currency contract is closed out or offset by a matching contract. Risks may arise upon entering these contracts from potential inability of counterparties to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

   These contracts involve market or credit risk in excess of the unrealized gain or loss reflected in the Fund's Statement of Assets and Liabilities. The Fund may also purchase and sell forward contracts to facilitate the settlement of foreign currency denominated portfolio transactions, under which it intends to take delivery of the foreign currency. Such contracts normally involve no market risk other than that not offset by the currency amount of the underlying transaction.

   At April 30, 1997, open forward foreign currency exchange contracts were as follows:

                    PRINCIPAL AMOUNT         EXPIRATION       UNREALIZED
CURRENCY           COVERED BY CONTRACT          DATE         APPRECIATION
--------           -------------------          ----         ------------
SELLS
British Pounds         1,034,595               May 97           $1,298

FINANCIAL FUTURES CONTRACTS The Fund may buy and sell financial futures contracts for speculative purposes and/or to hedge against the effects of fluctuations in interest rates, currency exchange rates and other market conditions. Buying futures tends to increase the Fund's exposure to the underlying instrument. Selling futures tends to decrease the Fund's exposure to the underlying instrument or hedge other Fund instruments. At the time the Fund enters into a financial futures contract, it is required to deposit with its custodian a specified amount of cash or U.S. government securities, known as "initial margin," equal to a certain percentage of the value of the financial futures contract being traded. Each day, the futures contract is valued at the official settlement price of the board of trade or U.S. commodities exchange on which it trades. Subsequent payments, known as "variation margin," to and from the broker are made on a daily basis as the market price of the financial futures contract fluctuates. Daily variation margin adjustments, arising from this "mark to market," are recorded by the Fund as unrealized gains or losses.

   When the contracts are closed, the Fund recognizes a gain or loss. Risks of entering into futures contracts include the possibility that there may be an illiquid market and/or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

   For federal income tax purposes, the amount, character and timing of the Fund's gains and/or losses can be affected as a result of futures contracts.

   At April 30, 1997, there were no open positions in financial futures contracts.

OPTIONS Listed options will be valued at the last quoted sales price on the exchange on which they are primarily traded. Purchased put or call over-the-counter options will be valued at the average of the "bid" prices obtained from two independent brokers. Written put or call over-the-counter options will be valued at the average of the "asked" prices obtained from two independent brokers. Upon the writing of a call or put option, an amount equal to the premium received by the Fund will be included in the Statement of Assets and Liabilities as an asset and corresponding liability. The amount of the liability will be subsequently marked to market to reflect the current market value of the written option.

   The Fund may use option contracts to manage its exposure to the stock market. Writing puts and buying calls will tend to increase the Fund's exposure to the underlying instrument and buying puts and writing calls will tend to decrease the Fund's exposure to the underlying instrument, or hedge other Fund investments.

   The maximum exposure to loss for any purchased options will be limited to the premium initially paid for the option. In all other cases, the face (or "notional") amount of each contract at value will reflect the maximum exposure of the Fund in these contracts, but the actual exposure will be limited to the change in value of the contract over the period the contract remains open.

   Risks may also arise if counterparties do not perform under the contract's terms, or if the Fund is unable to offset a contract with a counterparty on a timely basis ("liquidity risk"). Exchange-traded options have minimal credit risk as the exchanges act as counterparties to each transaction, and only present liquidity risk in highly unusual market conditions. To minimize credit and liquidity risks in over-the-counter option contracts, the Fund will continuously monitor the creditworthiness of all its counterparties.

   At any particular time, except for purchased options, market or credit risk may involve amounts in excess of those reflected in the Fund's period-end Statement of Assets and Liabilities.

   There were no written option transactions for the period ended April 30, 1997.

NOTE B --
MANAGEMENT FEE AND TRANSACTIONS WITH
AFFILIATES AND OTHERS

The Adviser is solely responsible for advising the Fund with respect to investments in the United States and Canada. The Fund and the Adviser also have a sub-investment management contract with John Hancock Advisers International Limited (the "Sub-Adviser"), a wholly owned subsidiary of the Adviser, under which the Sub-Adviser, subject to the review of the Trustees and overall supervision of the Adviser, provides the Fund with investment management services and advice with respect to the portion of the Fund's assets invested in countries other than the United States and Canada.

   Under the present investment management contract, the Fund pays a monthly management fee to the Adviser, for a continuous investment program equivalent, on an annual basis, to the sum of: (a) 1.00% of the first $100,000,000 of the Fund's average daily net asset value, (b) 0.80%

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


of the next  $200,000,000,  (c) 0.75% of the next $200,000,000 and (d) 0.625% of the Fund's average daily net asset value in excess of $500,000,000. The Adviser pays the Sub-Adviser a fee equivalent, on an annual basis to the sum of (a) 0.70% of the first $200,000,000 of the Fund's average daily net asset value and
(b) 0.6375% of the Fund's average daily net asset value in excess of $200,000,000. The Fund is not responsible for the payment of the Sub-Adviser's fee.

   John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser, and Freedom Distributors Corporation ("FDC") act as Co-Distributors for shares of the Fund. For the period ended April 30, 1997, net sales charges received with regard to sales of Class A shares amounted to $63,693. Of this amount, $9,938 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $16,057 was paid as sales commissions to unrelated broker-dealers and $37,698 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the indirect sole shareholder until November 29, 1996, of John Hancock Freedom Securities Corporation and its subsidiaries which include FDC, Tucker Anthony and Sutro.

   Class B shares which are redeemed within six years of purchase will be subject to a contingent-deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended April 30, 1997, contingent-deferred sales charges paid to JH Funds amounted to $31,876.

   In addition, to reimburse the Co-Distributors for the services they provide as distributors of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to the Co-Distributors for distribution and service expenses, at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse the Co-Distributors for their distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.


   The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

   The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period was at an annual rate of 0.01875% of the average net assets of the Fund.

   Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon, and Mr. Richard S. Scipione are trustees and/or officer of the Adviser and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At April 30, 1997, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $362.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                        John Hancock Funds - Global Fund


NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended April 30, 1997, aggregated $55,123,859 and $62,601,174, respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended April 30, 1997.

   The cost of investments owned at April 30, 1997 (including the joint repurchase agreement) for federal income tax purposes was $99,813,401. Gross unrealized appreciation and depreciation of investments aggregated $24,635,142 and $2,744,170, respectively, resulting in net unrealized appreciation of $21,890,972.

================================================================================

[LOGO] JOHN HANCOCK FUNDS                                    Bulk Rate
       A Global Investment Management Firm                  U.S. Postage
                                                                PAID
101 Huntington Avenue, Boston, MA 02199-7603                Randolph, MA
1-800-225-5291  1-800-554-6713 (TDD)                        Permit No. 75
Internet: www.jhancock.com/funds




































--------------------------------------------------------------------------------
This report is for the information of shareholders of the John Hancock Global Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


[RECYCLE LOGO] Printed on Recycled Paper                              030SA 4/97
                                                                            6/97

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM


             VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL
               SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS




                      JOHN HANCOCK GLOBAL MARKETPLACE FUND
               101 HUNTINGTON AVENUE, BOSTON, MASSACHUSETTS 02199
               SPECIAL MEETING OF SHAREHOLDERS - NOVEMBER 12, 1997
                   PROXY SOLICITATION BY THE BOARD OF TRUSTEES


     The undersigned, revoking previous proxies, hereby appoint(s) Edward J. Boudreau, Jr., Susan S. Newton and James B. Little, with full power of substitution in each, to vote all the shares of beneficial interest of John Hancock Global Marketplace Fund ("Global Marketplace Fund") which the undersigned is (are) entitled to vote at the Special Meeting of Shareholders (the "Meeting") of Global Marketplace Fund to be held at 101 Huntington Avenue, Boston, Massachusetts, on November 22, 1997 at 9:00 a.m., Boston time, and at any adjournment(s) of the Meeting. All powers may be exercised by a majority of all proxy holders or substitutes voting or acting, or, if only one votes and acts, then by that one. Receipt of the Proxy Statement dated September 22, 1997 is hereby acknowledged. If not revoked, this proxy shall be voted for the proposal:


                                            PLEASE SIGN, DATE AND RETURN
                                            PROMPTLY IN ENCLOSED ENVELOPE

                                            Date __________________, 1997

                                             NOTE: Signature(s) should agree
                                             with name(s) printed herein. When
                                             signing as attorney, executor,
                                             administrator, trustee or guardian,
                                             please give your full title as
                                             such. If a corporation, please sign
                                             in full corporate name by president
                                             or other authorized officer. If a
                                             partnership, please sign in
                                             partnership name by authorized
                                             person.

                                             -----------------------------------
                                             Signature(s)

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM





VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS.

THIS PROXY SHALL BE VOTED IN FAVOR OF (FOR) PROPOSAL 1 IF NO SPECIFICATION IS MADE BELOW. AS TO ANY OTHER MATTER, THE PROXY OR PROXIES SHALL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT. PLEASE VOTE BY FILLING IN THE APPROPRIATE BOX BELOW, AS SHOWN, USING BLUE OR BLACK INK OR DARK PENCIL. DO NOT USE RED INK.

     (1) To approve an Agreement and Plan of Reorganization between Global Marketplace Fund and John Hancock Global Fund. Under this Agreement, Global Marketplace Fund would transfer all of its assets to Global Fund in exchange for shares of Global Fund. These shares will be distributed proportionately to you and the other shareholders of Global Marketplace Fund. Global Fund will also assume Global Marketplace Fund's liabilities.

               ----                         ----                        ----
     FOR      |____|               AGAINST |____|             ABSTAIN  |____|

           PLEASE DO NOT FORGET TO SIGN THE REVERSE SIDE OF THIS CARD.

                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION

                            JOHN HANCOCK GLOBAL FUND

                               September 22, 1997

This statement of additional information is not a prospectus. It should be read in conjunction with the related proxy statement and prospectus which is also dated September 22, 1997. This statement of additional information provides additional information about John Hancock Global Fund and the fund that it is acquiring, John Hancock Global Marketplace Fund. Please retain this statement of additional information for future reference. A copy of the proxy statement and prospectus can be obtained free of charge by calling John Hancock Signature Services, Inc., at 1-800-225-5291.

                                TABLE OF CONTENTS
                                                                                                               Page
                                                                                                      Introduction3

                                                                          Additional Information About Global Fund3
         General Information and History
         Investment Objective and Policies
         Management of Global Fund
         Control Persons and Principal Holders of Shares Investment Advisory and
         Other Services Brokerage  Allocation Capital Stock and Other Securities
         Purchase,  Redemption  and  Pricing  of Global  Fund  Shares Tax Status
         Underwriters Calculation of Performance Data Financial Statements

                                                              Additional Information about Global Marketplace Fund4
         General Information and History
         Investment Objective and Policies
         Management of Global Marketplace Fund
         Investment Advisory and Other Services
         Brokerage Allocation
         Capital Stock and Other Securities
         Purchase, Redemption and Pricing of Global Marketplace Fund Shares
         Tax Status
         Underwriters
         Calculation of Performance Data
         Financial Statements

Exhibits

A - Statement of additional information, dated March 1, 1997, of John Hancock Global Fund including audited financial statements as of October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997.

B - Statement of additional information, dated March 1, 1997, of John Hancock Global Marketplace Fund including audited financial statements as of October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997.

C - Pro forma combined financial statements as of April 30, 1997 assuming the reorganization of John Hancock Global Marketplace Fund into John Hancock Global Fund occurred on that date.

                                  INTRODUCTION
                                  ------------

         This statement of additional information is intended to supplement the information provided in a proxy statement and prospectus dated September 22, 1997. The proxy statement and prospectus has been sent to the shareholders of Global Marketplace Fund in connection with the solicitation by the trustees of Global Marketplace Fund of proxies to be voted at the special meeting of shareholders of Global Marketplace Fund to be held on November 12, 1997. This statement of additional information incorporates by reference the statement of additional information of Global Fund, dated March 1, 1997, and the statement of additional information of Global Marketplace Fund, also dated March 1, 1997. The Global Fund SAI and the Global Marketplace Fund SAI are included with this statement of additional information.

                    Additional Information About Global Fund
                    ----------------------------------------

General Information and History
-------------------------------

         For additional information about Global Fund generally and its history, see "Organization of the Funds" in the Global Fund SAI.

Investment Objective and Policies
---------------------------------

         For additional  information about Global Fund's  investment  objective,
policies  and   restrictions   see  "Investment   Objective  and  Policies"  and
"Investment Restrictions" in the Global Fund SAI.

Management of Global Fund
-------------------------

         For additional information about the Global Fund's Board of Trustees, officers and management personnel, see "Those Responsible for Management" in the Global Fund SAI.

Control Persons and Principal Holders of Shares
-----------------------------------------------

         For additional information about control persons of Global Fund and principal holders of shares of Global Fund, see "Those Responsible for Management" in the Global Fund SAI.

Investment Advisory and Other Services
--------------------------------------

         For additional information about Global Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Global Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

         For additional information about Global Fund's brokerage allocation practices, see "Brokerage Allocation" in the Global Fund SAI.

Capital Stock and Other Securities
----------------------------------

         For   additional   information   about  the  voting  rights  and  other
characteristics of Global Fund's shares of beneficial interest, see "Description of the Funds' Shares" in the Global Fund SAI.


Purchase, Redemption and Pricing of Global Fund Shares
------------------------------------------------------

         For additional information about the determination of net asset value, see "Net Asset Value" in the Global Fund SAI.

Tax Status
----------

         For additional information about the tax status of Global Fund, see "Tax Status" in the Global Fund SAI.

Underwriters
------------

         For additional information about Global Fund's principal underwriter and the distribution contract between the principal underwriter and Global Fund, see "Distribution Contracts" in the Global Fund SAI.

Calculation of Performance Data
-------------------------------

         For additional information about the investment performance of Global Fund, see "Calculation of Performance" in the Global Fund SAI.

Financial Statements
--------------------

         Audited financial statements of Global Fund at October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997 are attached to the Global Fund SAI.

         Pro Forma combined financial statements as of April 30, 1997 are also attached hereto.

              Additional Information About Global Marketplace Fund
              ----------------------------------------------------

General Information and History
-------------------------------

         For additional information about Global Marketplace Fund generally and its history, see "Organization of the Fund" in the Global Marketplace Fund SAI.

Investment Objectives and Policies
----------------------------------

         For additional information about Global Marketplace Fund's investment objectives, policies and restrictions, see "Investment Objective and Policies" and "Investment Restrictions" in the Global Marketplace Fund SAI.

Management of Global Marketplace Fund
-------------------------------------

         For additional  information  about Global  Marketplace  Fund's Board of
Trustees,   officers  and  management  personnel,  see  "Those  Responsible  for
Management" in the Global Marketplace Fund SAI.

Investment Advisory and Other Services
--------------------------------------

         For additional information about Global Marketplace Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Global Marketplace Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

         For additional information about Global Marketplace Fund's brokerage allocation practices, see "Brokerage Allocation" in the Global Marketplace Fund SAI.

Capital Stock and Other Securities
----------------------------------

         For   additional   information   about  the  voting  rights  and  other
characteristics of Global Marketplace Fund's shares of beneficial interest, see "Description of the Fund's Shares" in the Global Marketplace Fund SAI.

Purchase, Redemption and Pricing of Global Marketplace Fund Shares
------------------------------------------------------------------

         For additional information about the net asset value of Global Marketplace Fund's shares, see "Net Asset Value" in the Global Marketplace Fund SAI.

Tax Status
----------

         For additional information about the tax status of Global Marketplace Fund, see "Tax Status" in the Global Marketplace Fund's SAI.

Underwriters
------------

         For additional information about Global Marketplace Fund's principal underwriter and the distribution contract between the principal underwriter and Global Marketplace Fund, see "Distribution Contracts" in the Global Marketplace Fund SAI.


Calculation of Performance Data
-------------------------------

         For additional information about the investment performance of Global Marketplace Fund, see "Calculation of Performance" in the Global Marketplace Fund SAI.

Financial Statements
--------------------

         Audited financial statements of Global Marketplace Fund at October 31, 1996 and unaudited semi-annual financial statements as of April 30, 1997 are attached to the Global Marketplace Fund SAI.

                               John Hancock Funds


                Supplement to Statement of Additional Information


The "INITIAL SALES CHARGE ON CLASS A SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "INITIAL SALES CHARGE ON CLASS A AND CLASS B SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs, Class A shares are not available at net asset value for Plans with less than $3 million or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. Class B shares are available. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "Waiver of Contingent Deferred Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "For Retirement Accounts" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs that are investing in Class B shares, shares will convert to Class A shares after eight years, (5 years for Short-Term Strategic Income Fund, Intermediate Maturity Fund and Limited-Term Government
          Fund) or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).

The "ADDITIONAL SERVICES AND PROGRAMS" section is supplemented as follows:

          Retirement plans  participating in Merrill Lynch's servicing programs:
          ---------------------------------------------------------------------

          Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

          For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years, or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).



6/1/97
MF2SS 6/97

John Hancock Special Equities Fund dated 3/1/97        John Hancock Sovereign U.S. Government
John Hancock World Bond Fund dated 3/1/97               Income Fund dated 3/1/97
John Hancock Strategic Income Fund dated 3/1/97        John Hancock Massachusetts Tax-Free
John Hancock Tax Free Bond Fund dated 1/1/97            Income Fund dated 1/1/97
John Hancock Pacific Basin Equities Fund               John Hancock New York Tax-Free Income Fund
 dated 3/1/97                                           dated 1/1/97
John Hancock Global Marketplace Fund                   John Hancock Disciplined Growth Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Global Rx Fund dated 3/1/97               John Hancock Financial Industries Fund
John Hancock Emerging Growth Fund dated 3/1/97          dated 3/1/97
John Hancock Global Fund dated 3/1/97                  John Hancock Regional Bank Fund dated 3/1/97
John Hancock Growth Fund dated 3/1/97                  John Hancock Discovery Fund dated 3/1/97
John Hancock Global Technology Fund                    John Hancock Government Income Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Short-Term Strategic Income Fund          John Hancock High Yield Bond Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Special Opportunities Fund                John Hancock Intermediate Maturity
 dated 3/1/97                                           Government Fund dated 3/1/97
John Hancock California Tax-Fee Income Fund            John Hancock High Yield Tax-Free Fund
 dated 1/1/97                                           dated 1/1/97
John Hancock International Fund dated 3/1/97

                Supplement to Statement of Additional Information



The "Distribution Contracts" section is supplemented as follows:

John Hancock Funds, Inc. may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation may be calculated as a percentage of fund shares sold by the firm.


5/20/97


MFSAI 5/97

                            JOHN HANCOCK GLOBAL FUND
                          JOHN HANCOCK WORLD BOND FUND

                           Class A and Class B Shares
                       Statement of Additional Information
                                  March 1, 1997

This Statement of Additional Information provides information about John Hancock Global Fund("Global Fund") and John Hancock World Bond Fund ("World Bond Fund") (collectively, the "Funds") in addition to the information that is contained in the combined International/Global Funds' Prospectus dated March 1, 1997 (the "Prospectus"). The Funds are a diversified (Global Fund) and a non-diversified (World Bond Fund) series of John Hancock Investment Trust III (the "Trust"), formerly Freedom Investment Trust II.

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:

                      John Hancock Signature Services, Inc.
                            John Hancock Way STE 1000
                              Boston MA 02217-1000
                                 1-800-225-5291

                                TABLE OF CONTENTS

                                                                        Page
Organization of the Funds                                                2
Investment Objectives and Policies                                       2
---      John Hancock Global Fund
---      John Hancock World Bond Fund
Investment Restrictions                                                  18
Those Responsible for Management                                         21
Investment Advisory and Other Services                                   30
Distribution Contracts                                                   32
Net Asset Value                                                          34
Initial Sales Charge on Class A Shares                                   35
Deferred Sales Charge on Class B Shares                                  38
Special Redemptions                                                      41
Additional Services and Programs                                         41
Description of the Funds' Shares                                         43
Tax Status                                                               44
Calculation of                                                           49
Performance                                                              52
Brokerage
Allocation
Transfer Agent Services                                                  55
Custody of Portfolio                                                     55
Independent Auditors                                                     55
Appendix A                                                               A-1
Financial Statements                                                     F-1

ORGANIZATION OF THE FUNDS

The Fund are series of the Trust, an open-end investment management company organized as a Massachusetts business trust on March 31, 1986 under the laws of The Commonwealth of Massachusetts. The Funds commenced operations on March 31, 1986 (Global Fund) and on July 31, 1986 (World Bond Fund).

John Hancock Advisers, Inc. (the "Adviser") is the Funds' investment adviser. John Hancock Advisers International Limited ("JH Advisers International") is the sub-Adviser for Global Fund. The Adviser is an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company"), a
Massachusetts life insurance company chartered in 1862, with national headquarters at John Hancock Place, Boston, Massachusetts.


INVESTMENT OBJECTIVES AND POLICIES

The following information supplements the discussion of each Fund's investment objectives and policies in the Prospectus. There is no assurance that either Fund will achieve its investment objective.

                                   Global Fund

The Global Fund's investment objective is to achieve long-term growth of capital primarily through investment in common stocks of companies domiciled in foreign countries and in the United States. Any income received on the Fund's investments will be incidental to the Fund's objective of long-term growth of capital. Normally, the Fund will invest in the securities markets of at least three countries, including the United States.

Under normal circumstances, at least 65% of the Global Fund's total assets will consist of common stocks and securities convertible into common stock. However, if deemed advisable by the Adviser, the Fund may invest in any other type of security including preferred stocks, warrants, bonds, notes and other debt securities (including Eurodollar securities) or obligations of domestic or foreign governments and their political subdivisions. The Fund will only invest in investment grade debt securities, which are securities rated within the four highest rating categories of Standard & Poor's Rating Group ("S&P") (AAA, AA, A,
BBB) or Moody's Investors Service, Inc. ("Moody's") (Aaa, Aa, A, Baa). Investments in the lowest investment grade rating category may have speculative characteristics and therefore may involve higher risks. Investment grade debt securities are subject to market fluctuations and changes in interest rates; however, the risk of loss of income and principal is generally expected to be less than with lower quality debt securities. In the event a debt security is downgraded below investment grade, the Adviser will consider this event in its determination of whether the Fund should continue to hold the security. See Appendix A to this Statement of Additional Information for a description of the various ratings of investment grade debt securities.

The global allocation of assets is not fixed, and will vary from time to time based on the judgment of the Adviser and JH Advisers International. Global Fund will maintain a flexible investment policy and will invest in a diversified portfolio of securities of companies and governments located throughout the world. In making the allocation of assets among various countries and geographic regions, the Adviser and JH Advisers International ordinarily consider such factors as prospects for relative economic growth between foreign countries; expected levels of inflation and interest rates; government policies influencing business conditions; and other pertinent financial, tax, social, political, currency and national factors -- all in relation to the prevailing prices of the securities in each country or region.

When the Adviser believes that adverse market conditions are present, for temporary defensive purposes, the Fund may hold or invest all or part of its assets in cash and in domestic and foreign money market instruments, including but not limited to, governmental obligations, certificates of deposit, bankers' acceptances, commercial paper, short-term corporate debt securities and repurchase agreements.

Any income received on the Fund's investments will be incidental to the Fund's objective of long-term growth of capital.

                                 World Bond Fund

The World Bond Fund's investment objective is to achieve a high total investment return, a combination of current income and capital appreciation, by investing in a global portfolio of fixed income securities. Normally, the Fund will invest in fixed income securities denominated in at least three currencies or multi-currency units, including the U. S. Dollar.

Under normal circumstances, World Bond Fund will invest primarily (at least 65% of total assets) in fixed income securities issued or guaranteed by: (i) the U.S. Government, its agencies or instrumentalities; (ii) foreign governments (including foreign states, provinces and municipalities) or their political subdivisions, authorities, agencies or instrumentalities; (iii) international organizations backed or jointly owned by more than one national government, such as the International Bank for Reconstruction and Development, European Investment Bank, Asian Development Bank, European Coal and Steel Community and Inter-American Development Bank; and (iv) foreign corporations or financial institutions. The term "fixed income securities" includes debt obligations of all types, including bonds, debentures and notes, and certain stocks such as preferred stocks. A fixed income security may itself be convertible into or exchangeable for equity securities, or may carry with it the right to acquire equity securities evidenced by warrants attached to the security or acquired as part of a unit with a security. The Fund has registered as a "non-diversified" fund so that it will be able to invest more than 5% of its assets in obligations of a single foreign government or other issuer. The Fund will not invest more than 25% of its total assets in securities issued by any one foreign government.

World Bond Fund may invest less than 35% of its total assets in fixed income securities which are high yield, high risk securities in the lower rating categories of the established rating services. These securities are rated below Baa by Moody's or below BBB by S&P. The Fund may invest in securities rated as low as Ca by Moody's or CC by S&P, which may indicate that the obligations are speculative to a high degree and in default. These securities are generally referred to as "emerging market" or "junk" bonds. See the Appendix attached to this Statement of Additional Information for a description of the characteristics of the various ratings categories. The Fund is not obligated to dispose of securities whose issuers subsequently are in default or which are downgraded below the minimum ratings noted above. The credit ratings of Moody's and S&P (the "Rating Agencies") may not be changed by the Rating Agencies in a timely fashion to reflect subsequent economic events. These credit ratings evaluate credit risk but not general market risk. The Fund may also invest in unrated securities which, in the opinion of the Adviser, offer comparable yields and risks to the rated securities in which the Fund may invest.

Debt securities that are rated in the lower ratings categories, or which are unrated, involve greater volatility of price and risk of loss of principal and income. In addition, lower ratings reflect a greater possibility of an adverse change in financial condition affecting the ability of the issuer to make payments of interest and principal. The market price and liquidity of lower rated fixed income securities generally respond to short-term corporate and market developments to a greater extent than the price and liquidity of higher rated securities, because these developments are perceived to have a more direct relationship to the ability of an issuer of lower rated securities to meet its ongoing debt obligations. Although the Adviser seeks to minimize these risks through diversification, investment analysis and attention to current developments in interest rates and economic conditions, there can be no assurance that the Adviser will be successful in limiting the Fund's exposure to the risks associated with lower rated securities. Because the World Bond Fund may invest in securities in the lower rated categories, the achievement of the Fund's goals is more dependent on the Adviser's ability than would be the case if the Fund were investing in securities in the higher rated categories.

Reduced volume and liquidity in the high yield high risk bond market or the reduced availability of market quotations may make it more difficult to dispose of the World Bond Fund's investments in high yield high risk securities and to value accurately these assets. The reduced availability of reliable, objective data may increase the Fund's reliance on management's judgment in valuing high yield high risk bonds. In addition, the Fund's investments in high yield high risk securities may be susceptible to adverse publicity and investor perceptions, whether or not justified by fundamental factors. The Fund's investments, and consequently its net asset value, will be subject to the market fluctuations and risk inherent in all securities.

World Bond Fund may invest in fixed income securities denominated in any currency or a multi-national currency unit. The European Currency Unit ("ECU") is a composite currency consisting of specified amounts of each of the currencies of ten member countries of the European Economic Community. The Fund may also invest in fixed income securities denominated in the currency of one country although issued by a governmental entity, corporation or financial institution of another country. For example, the Fund may invest in a Japanese yen-denominated fixed income security issued by a United States corporation. This type of investment involves credit risks associated with the issuer and currency risks associated with the currency in which the obligation is denominated.

World Bond Fund will maintain a flexible investment policy and its portfolio assets may be shifted among fixed income securities denominated in various foreign currencies that the Adviser believes will provide relatively high rates of income or potential capital appreciation in U.S. Dollars. As with all debt securities, the prices of the Fund's portfolio securities will generally increase when interest rates decline and decrease when interest rates rise. Similarly, if the foreign currency in which a portfolio security is denominated appreciates against the U.S. Dollar, the total investment return from that security will be enhanced further. Conversely, if the foreign currency in which a portfolio security is denominated depreciates against the U.S. Dollar, total investment return from that security will be adversely affected.

With respect to the international organizations described above, the governmental members of such organizations, or "stockholders," usually make initial capital contributions to the organization and in many cases are committed to make additional capital contributions if the organization is unable to repay its borrowings. In accordance with guidelines promulgated by the Staff of the Securities and Exchange Commission (the "SEC"), the Fund will consider as an industry any category of international organizations designated by the SEC.

The Fund may invest in corporate and commercial obligations, such as medium-term notes and commercial paper, which may be indexed to foreign currency exchange rates.

In selecting fixed income securities for World Bond Fund's portfolio, the Adviser ordinarily considers such factors as the strengths and weaknesses of the currencies in which the securities are denominated; expected levels of inflation and interest rates; government policies influencing business conditions; the financial condition of the issuer; and other pertinent financial, tax, social, political and national factors. The average maturity of the Fund's portfolio securities will vary based upon the Adviser's assessment of economic and market conditions.

When the Adviser determines that adverse market conditions are present, for temporary defensive purposes, the Fund may hold or invest all or part of its assets in cash and in domestic and foreign money market instruments, including but not limited to governmental obligations, certificates of deposit, bankers' acceptances, commercial paper, short-term corporate debt securities and repurchase agreements.

World Bond Fund is a "non-diversified" fund in order to permit more than 5% of its assets to be invested in the obligations of any one issuer. Since a relatively high percentage of the Fund's assets may be invested in the obligations of a limited number of issuers, the value of the Fund's shares may be more susceptible to a single economic, political or regulatory event, and to the credit and market risks associated with a single issuer.

Ratings as Investment Criteria. In general, the ratings of Moody's and S&P represent the opinions of these agencies as to the quality of the securities which they rate. It should be emphasized however, that ratings are relative and subjective and are not absolute standards of quality. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities. Among the factors which will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Appendix A contains further information concerning the rating of Moody's and S&P and their significance. Subsequent to its purchase by the Fund, an issue of securities may cease to be rated, or its rating may be reduced below minimum required for purchase by the Fund. Neither of these events will require the sale of the securities by the Fund.

Time Deposits. The Fund's time deposits are non-negotiable deposits maintained for a stated period of time at a stated interest rate. If the Fund purchases time deposits maturing in seven days or more, it will treat those longer-term time deposits as illiquid.

Investments in Foreign Securities. The Fund may invest in the securities of foreign issuers including securities in the form of sponsored or unsponsored American Depository Receipts ("ADRs"), European Depository Receipts ("EDRs") or other securities convertible into securities of corporations domiciled in foreign countries. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADRs, in registered form, are designed for use in the U.S. securities markets and EDRs, in bearer form, are designed for use in European securities markets. ADRs are receipts typically issued by a United States bank or trust company evidencing ownership of the underlying securities. EDRs are European receipts evidencing a similar arrangement. It is the current intention of JH Advisers International that no more than 5% of the Global Fund's assets will be invested in ADRs and EDRs.

Foreign Currency Transactions. The foreign currency transactions of each Fund may be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the foreign exchange market. Each Fund may also enter into forward foreign currency contracts involving currencies of the different countries in which it will invest either as a hedge against possible variations in the foreign exchange rate between these currencies, for speculative purposes, as a substitute for investing in securities denominated in that currency or in order to create a synthetic position consisting of a security issued in one country and denominated in the currency of another country. Forward foreign currency contracts involve contractual agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. Transaction hedging is the purchase or sale of forward foreign currency contracts with respect to specific receivables for payables of the Fund accruing in connection with the purchase and sale of its portfolio securities denominated in foreign currencies. Portfolio hedging is the use of forward foreign currency contracts to offset portfolio security positions denominated or quoted in such foreign currencies. The Funds will not attempt to hedge all of their foreign portfolio positions and will enter into such transactions only to the extent, if any, deemed appropriate by the Adviser, in the case of Global Fund or the Adviser or JH Advisers International, in the case of World Bond Fund. There is no limitation on the value of a Fund's assets that may be committed to forward contracts or on the term of a forward contract.

If the Fund enters into a forward contract requiring it to purchase foreign currency, its custodian bank will segregate cash or liquid securities, of any type or maturity, in a separate account of the Fund in an amount equal to the value of the Fund's total assets committed to the consummation of such forward contract. Those assets will be valued at market daily and if the value of the assets in the separate account declines, additional cash or liquid assets will be placed in the account so that the value of the account will equal the amount of the Fund's commitment with respect to such contracts.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions also preclude the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates.

When the Adviser or JH Advisers International believes that the currency of a particular foreign country may suffer or enjoy a substantial movement against another currency, a Fund may enter into a forward contract to sell or buy the amount of the former foreign currency approximating the value of some or all of that Fund's portfolio securities denominated in such foreign currency. This second investment practice is generally referred to as "cross-hedging". The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible since the future value of securities in foreign currencies will change as a consequence of market movements in the value of these securities between the date on which the forward contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.

It is impossible to forecast the market value of a particular portfolio security at the expiration of the contract. Accordingly, it may be necessary for a Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency that the Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency.

The cost to the Fund of engaging in foreign currency transactions varies with such factors as that currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency are usually conducted on a principal basis, no fees or commissions are involved. Although the Funds value their assets daily in terms of United States dollars, neither Fund intends to convert its holdings of foreign currencies into United States dollars on a daily basis. A Fund will do so from time to time, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to a Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell the currency to the dealer.

Risks in Foreign Securities. Investments in foreign securities may involve certain risks not present in domestic securities. Because of the following considerations, shares of the Global Fund and the World Bond Fund should not be considered a complete investment program. There is generally less publicly available information about foreign companies and other issuers comparable to reports and ratings that are published about issuers in the United States. There may be difficulty in enforcing legal rights outside the United States. Foreign issuers are also generally not subject to uniform accounting and auditing and financial reporting standards, practices and requirements comparable to those applicable to United States issuers.

Security trading practices abroad may offer less protection to investors such as the Funds. It is contemplated that most foreign securities will be purchased in over-the-counter markets or on exchanges located in the countries in which the respective principal offices of the issuers of the various securities are located, if that is the best available market. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Similarly, volume and liquidity in most foreign bond markets is less than in the United States and at times, volatility of price can be greater than in the United States. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges, although each Fund will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States. In addition, foreign securities may be denominated in the currency of the country in which the issuer is located. Consequently, changes in the foreign exchange rate will affect the value of the Funds' shares and dividends.

With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitations on the removal of funds or other assets of a Fund, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United States' economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

The dividends and interest payable on certain of the Funds' foreign portfolio securities (and, in some cases, capital gains) may be subject to foreign withholding or other foreign taxes, thus reducing the net amount of income available for distribution to each Fund's shareholders. See "TAX STATUS".

Investors should understand that the expense ratio of each Fund will be higher than that of investment companies investing in domestic securities since the expenses of the Funds, such as the cost of maintaining the custody of foreign securities and the rate of advisory fees paid by the Funds, are higher.

These risks may be intensified in the case of investments in emerging markets or countries with limited or developing capital markets. These countries are located in the Asia-Pacific region, Eastern Europe, Latin and South America and Africa. Security prices in these markets can be significantly more volatile than in more developed countries, reflecting the greater uncertainties of investing in less established markets and economies. Political, legal and economic structures in many of these emerging market countries may be undergoing significant evolution and rapid development, and they may lack the social, political, legal and economic stability characteristic of more developed countries. Emerging market countries may have failed in the past to recognize private property rights. They may have relatively unstable governments, present the risk of nationalization of businesses, restrictions on foreign ownership, or prohibitions on repatriation of assets, and may have less protection of property rights than more developed countries. Their economies may be predominantly based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens, inflation rates or currency exchange rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of substantial holdings difficult or impossible at times. The Funds may be required to establish special custodial or other arrangements before making certain investments in those countries. Securities of issuers located in these countries may have limited marketability and may be subject to more abrupt or erratic price movements.

Repurchase Agreements. The Funds may invest in repurchase agreements. In a repurchase agreement a Fund buys a security for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price, plus accrued interest. A Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser or Advisers, as appropriate, will continuously monitor the creditworthiness of the parties with whom a Fund enters into repurchase agreements.

Each Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a Fund could experience delays in liquidating the underlying securities during the period in which the Fund seeks to enforce its rights thereto, possible subnormal levels of income decline in value of the underlying securities or lack of access to income during this period and the expense of enforcing its rights.

Reverse Repurchase Agreements. Each Fund may also enter into reverse purchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the Fund. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. A Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, a Fund will establish and maintain with the Fund's custodian a separate account consisting of liquid securities, of any type or maturity, in an amount at least equal to the repurchase prices of the securities (plus any accrued interest thereon) under such agreements. In addition, a Fund will not borrow money or enter into reverse repurchase agreements from banks temporarily for extraordinary or emergency purposes (not leveraging or investment) and then in an aggregate amount not in excess of 10% of the value of a Fund's total assets at the time of such borrowing, provided that the Fund will not purchase securities for investment while borrowing equaling 5% or more of the Fund's total assets outstanding. A Fund will enter into reverse repurchase agreements only with federally insured banks which are approved in advance as being creditworthy by the of Trustees. Under the procedures established by the of Trustees, the Adviser will monitor the creditworthiness of the banks involved.

Restricted Securities. Each Fund may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933 ("1933 Act"), including commercial paper issued in reliance on Section 4(2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. A Fund will not invest more than 15% of its net assets in illiquid investments. If the Trustees determine, based upon a continuing review of the trading markets for specific Section 4(2) paper or Rule 144A securities that they are liquid, they will not be subject to the 15% limit on illiquid investments. The Trustees may adopt guidelines and delegate to the Adviser or Advisers, as appropriate, the daily function of determining and monitoring the liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor a Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in a Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

A Fund may acquire other restricted securities including securities for which market quotations are not readily available. These securities may be sold only in privately negotiated transactions or in public offerings with respect to which a registration statement is in effect under the 1933 Act. Where registration is required, a Fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time a Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities will be priced at fair market value as determined in good faith by the Funds' Trustees.

Options on Securities, Securities Indices and Currency. The Fund may purchase and write (sell) call and put options on any securities in which it may invest, on any securities index based on securities in which it may invest or on any currency in which Fund investments may be denominated. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund may write covered put and call options and purchase put and call options to enhance total return, as a substitute for the purchase or sale of securities or currency, or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.

Writing Covered Options. A call option on securities or currency written by the Fund obligates the Fund to sell specified securities or currency to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities or currency written by the Fund obligates the Fund to purchase specified securities or currency from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the Fund of the opportunity to profit from an increase in the market price of the securities or foreign currency assets in its portfolio. Writing covered put options may deprive the Fund of the opportunity to profit from a decrease in the market price of the securities or foreign currency assets to be acquired for its portfolio.

All call and put options written by the Fund are covered. A written call option or put option may be covered by (i) maintaining cash or liquid securities, either of which may be quoted or denominated in any currency, in a segregated account maintained by the Fund's custodian with a value at least equal to the Fund's obligation under the option, (ii) entering into an offsetting forward commitment and/or (iii) purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position. A written call option on securities is typically covered by maintaining the securities that are subject to the option in a segregated account. The Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index.

The Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Purchasing Options. The Fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts"), in the market value of securities or currencies of the type in which it may invest. The Fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities or currency at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the Fund's portfolio securities or the currencies in which they are denominated. Put options may also be purchased by the Fund for the purpose of affirmatively benefiting from a decline in the price of securities or currencies which it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities or currency decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the Fund's portfolio securities.

The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or currencies or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The Fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Adviser will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Trustees.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Adviser's ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

Futures Contracts and Options on Futures Contracts. To seek to increase total return or hedge against changes in interest rates, securities prices or currency exchange rates, the Fund may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. The Fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices, foreign currencies and any other financial instruments and indices. All futures contracts entered into by the Fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission ("CFTC").

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging and Other Strategies. Hedging is an attempt to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that the Fund proposes to acquire or the exchange rate of currencies in which portfolio securities are quoted or denominated. When interest rates are rising or securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. The Fund may seek to offset anticipated changes in the value of a currency in which its portfolio securities, or securities that it intends to purchase, are quoted or denominated by purchasing and selling futures contracts on such currencies.

The Fund may, for example, take a "short" position in the futures market by selling futures contracts in an attempt to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the dollar value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of the Fund's portfolio securities. Similarly, the Fund may sell futures contracts on any currencies in which its portfolio securities are quoted or denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern of correlation between the two currencies.

If, in the opinion of the Adviser, there is a sufficient degree of correlation between price trends for the Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the Fund's portfolio may be more or less volatile than prices of such futures contracts, the Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund's portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the Fund may take a "long" position by purchasing futures contracts. This would be done, for example, when the Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices that are currently available. The Fund may also purchase futures contracts as a substitute for transactions in securities or foreign currency, to alter the investment characteristics of or currency exposure associated with portfolio securities or to gain or increase its exposure to a particular securities market or currency.

Options on Futures Contracts. The Fund may purchase and write options on futures for the same purposes as its transactions in futures contracts. The purchase of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund's assets. By writing a call option, the Fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. The Fund will engage in futures and related options transactions either for bona fide hedging purposes or to seek to increase total return as permitted by the CFTC. To the extent that the Fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities (or the currency in which they are quoted or denominated) that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities (or the currency in which they are quoted or denominated) it intends to purchase. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or securities or instruments which it expects to purchase. As evidence of its hedging intent, the Fund expects that on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Fund will have purchased, or will be in the process of purchasing, equivalent amounts of related securities (or assets denominated in the related currency) in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for the Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

To the extent that the Fund engages in nonhedging transactions in futures contracts and options on futures, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the Fund's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. The Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for maintaining its qualification as a regulated investment company for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities or currencies, require the Fund to establish with the custodian a segregated account consisting of cash or liquid securities in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between the Fund's futures positions and portfolio positions will be impossible to achieve. There are no futures contracts based upon individual securities, except certain U.S. Government securities. The only futures contracts available to hedge the Fund's portfolio are various futures on U.S. Government securities, securities indices and foreign currencies. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss. In addition, it is not possible to hedge fully or protect against currency fluctuations affecting the value of securities denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors not related to currency fluctuations.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the Fund from closing out positions and limiting its losses.

Lending of Securities. The Funds may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. The

Funds may reinvest any cash collateral in short-term securities and money market funds. When the Funds lend portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Funds may incur a loss or, in the event of the borrower's bankruptcy, the Funds may be delayed in or prevented from liquidating the collateral. It is a fundamental policy of each of Global Fund and World Bond Fund not to lend portfolio securities having a total value exceeding 10% and 30%, respectively, of its total assets.

Rights and Warrants. The Funds may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price, subject to the Fund's Investment Restrictions. Generally, warrants and stock purchase rights do not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increases the potential profit or loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock.

Forward Commitment and When-Issued Securities. The Funds may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. A Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, a Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When a Fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in a Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date a Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, a Fund may enter into offsetting contracts for the forward sale of other securities that it owns.

Structured or Hybrid Notes. Each Fund may invest in "structured" or "hybrid" notes, bonds or debentures. The distinguishing feature of a structured or hybrid note, bond or debenture is that the amount of interest and/or principal payable on the security is based on the performance of a benchmark asset or market other than fixed income securities or interest rates. Examples of these benchmark include stock prices, currency exchange rates and physical commodity prices. Investing in a structured note allows a Fund to gain exposure to the benchmark market while fixing the maximum loss that the Fund may experience in the event that market does not perform as expected. Depending on the terms of the security, the Fund may forego all or part of the interest and principal that would be payable on a comparable conventional note, bond or debenture; a Fund's loss cannot exceed this foregone interest and/or principal. An investment in structured or hybrid notes involves risks similar to those associated with a direct investment in the benchmark asset.

Asset-Backed Securities. Each Fund may invest a portion of its assets in asset-backed securities which, in the case of Global Fund, are rated within the four highest rating categories of S&P or Moody's and, in the case of World Bond Fund, may be rated as investment grade or below by S&P or Moody's. In each case, if the securities are not so rated, they must be of equivalent investment quality in the opinion of the Adviser or Advisers, as appropriate.

Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Funds' ability to maintain positions in these securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time.

Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan services to retain possession of the underlying obligations. If the service were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, there is the possibility that, in some cases, recoveries on repossessed collateral may not be available to support payments on these securities.

Participation Interests (World Bond Fund only). Participation interests, which may take the form of interests in, or assignments of certain loans, are acquired from banks who have made these loans or are members of a lending syndicate. The Fund's investments in participation interests are subject to its 15% limitation on investments in illiquid securities.

Short-Term Trading and Portfolio Turnover. Each Fund may attempt to maximize current income through short-term portfolio trading. This will involve selling portfolio instruments and purchasing different instruments to take advantage of yield disparities in different segments of the market for government obligations. Short-term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage expenses and may make it more difficult for a Fund to qualify as a regulated investment company for federal income tax purposes. The Funds' portfolio turnover rate is set forth in the table under the caption "Financial Highlights" in the Prospectus .

The World Bond Fund's portfolio turnover rate may vary widely from year to year and may be higher than that of many other mutual funds with similar investment objectives. For example, if the World Bond Fund writes a substantial number of call options and the market prices of the underlying securities appreciate, or if it writes a substantial number of put options and the market prices of the underlying securities depreciate, there may be a very substantial turnover of the portfolio. While the Fund will pay commissions in connection with its options transactions, government securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission. Nevertheless, high portfolio turnover may involve correspondingly greater commissions and other transaction costs, which will be borne directly by the Fund.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions. The following investment restrictions will not be changed without approval of a majority of a Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information, means approval by the lesser of (1) the holders of 67% or more of the Fund's shares represented at a meeting if more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) more than 50% of the Fund's outstanding shares.

A Fund may not:

         1. Purchases on Margin and Short Sales. Purchase securities on margin or sell short, except that a Fund may obtain such short term credits as are necessary for the clearance of securities transactions. The deposit or payment by a Fund of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

         2. Borrowing. Borrow money, except from banks temporarily for extraordinary or emergency purposes (not for leveraging or investment) and then in an aggregate amount not in excess of 10% of the value of the Fund's total assets at the time of such borrowing, provided that the Fund will not purchase securities for investment while borrowings equaling 5% or more of the Fund's total assets are outstanding.

         3. Underwriting Securities. Act as an underwriter of securities of other issuers, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of restricted securities. (See also Restriction 12.)

         4.       Senior   Securities.   Issue  senior   securities   except  as
appropriate to evidence indebtedness which a Fund is permitted to incur, provided that, to the extent applicable, (i) the purchase and sale of futures contracts or related options, (ii) collateral arrangements with respect to futures contracts, related options, forward foreign currency exchange contracts or other permitted investments of a Fund as described in the Prospectus, including deposits of initial and variation margin, and (iii) the establishment of separate classes of shares of a Fund for providing alternative distribution methods are not considered to be the issuance of senior securities for purposes of this restriction.

         5. Warrants. Invest more than 5% of the Fund's total assets in warrants, whether or not the warrants are listed on the New York or American Stock Exchanges, or more than 2% of the value of the Fund's total assets in warrants which are not listed on those exchanges. Warrants acquired in units or attached to securities are not included in this restriction.

         6. Single Issuer Limitation/Diversification. Purchase securities of any one issuer, except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, if immediately after such purchase more than 5% of the value of a Fund's total assets would be invested in such issuer or the Fund would own or hold more than 10% of the outstanding voting securities of such issuer; provided, however, that with respect to each Fund, up to 25% of the value of the Fund's total assets may be invested without regard to these limitations. This restriction does not apply to World Bond Fund, which is a non-diversified fund under the 1940 Act.

         7. Real Estate. Purchase or sell real estate although a Fund may purchase and sell securities which are secured by real estate, mortgages or interests therein, or issued by companies which invest in real estate or interests therein; provided, however, that no Fund will purchase real estate limited partnership interests.

         8. Commodities; Commodity Futures; Oil and Gas Exploration and Development Programs. Purchase or sell commodities or commodity futures contracts or interests in oil, gas or other mineral exploration or development programs, except a Fund may engage in such forward foreign currency contracts and/or purchase or sell such futures contracts and options thereon as described in the Prospectus.

         9. Making Loans. Make loans, except that a Fund may purchase or hold debt instruments and may enter into repurchase agreements (subject to Restriction 12) in accordance with its investment objectives and policies and make loans of portfolio securities provided that as a result, no more than 10% of the Global Fund's total assets and 30% of the total assets of the World Bond Fund, taken at current value would be so loaned.

         10. Industry Concentration. Purchase any securities which would cause more than 25% of the market value of a Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers having their principal business activities in the same industry, provided that there is no limitation with respect to investments in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. With respect to World Bond Fund, this restriction will apply to obligations of a foreign government unless the Securities and Exchange Commission permits their exclusion.

Non-fundamental   Investment   Restrictions.   The  following  restrictions  are
designated as non-fundamental and may be changed by the Trustees without shareholder approval.

A Fund may not:

         11. Options Transactions. Write, purchase, or sell puts, calls or combinations thereof except that a Fund may write, purchase or sell puts and calls on securities as described in this Statement of Additional Information, and the World Bond Fund may purchase or sell puts and calls on foreign currencies as described in this Statement of Additional Information.

         12. Illiquid Securities. Purchase or otherwise acquire any security if, as a result, more than 15% of a Fund's net assets (taken at current value) would be invested in securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale. This policy includes repurchase agreements maturing in more than seven days. This policy does not include restricted securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933 which the Board of Trustees or the Adviser has determined under Board-approved guidelines are liquid.

         13. Acquisition for Control Purposes. Purchase securities of any issuer for the purpose of exercising control or management, except in connection with a merger, consolidation, acquisition or reorganization.

         14. Unseasoned Issuers. Purchase securities of any issuer with a record of less than three years continuous operations, including predecessors, if such purchase would cause the investments of a Fund in all such issuers to exceed 5% of the total assets of the Fund taken at market value, except this restriction shall not apply to (i) obligations of the U.S. Government, its agencies or instrumentalities and (ii) securities of such issuers which are rated by at least one nationally recognized statistical rating organization. With respect to the World Bond Fund, this restriction shall not apply to obligations issued or guaranteed by any foreign government or its agencies or instrumentalities.

         15. Beneficial Ownership of Officers and Directors of Trust and Adviser. Purchase or retain the securities of any issuer if those officers or trustees of the Trust or officers or directors of the Adviser who each own beneficially more than 1/2 of 1% of the securities of that issuer together own more than 5% of the securities of such issuer.

         16. Hypothecating, Mortgaging and Pledging Assets. Hypothecate, mortgage or pledge any of its assets except as may be necessary in connection with permitted borrowings and then not in excess of 5% of the Fund's total assets, taken at cost. For the purpose of this restriction, (i) forward foreign currency exchange contracts are not deemed to be a pledge of assets, (ii) the purchase or sale of securities by a Fund on a when-issued or delayed delivery basis and collateral arrangements with respect to the writing of options on debt securities or on futures contracts are not deemed to be a pledge of assets; and
(iii) the deposit in escrow of underlying securities in connection with the writing of call options is not deemed to be a pledge of assets.

         17. Joint Trading Accounts. Participate on a joint or joint and several basis in any trading account in securities (except for a joint account with other funds managed by the Adviser for repurchase agreements permitted by the Securities and Exchange Commission pursuant to an exemptive order).

         18. Securities of Other Investment Companies. Purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in the securities of other investment companies, (ii) the Fund would hold more than 3% of the total outstanding voting securities of any one investment company, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one investment company. These limitations do not apply to
(a) the investment of cash collateral, received by the Fund in connection with lending the Fund's portfolio securities, in the securities of open-end investment companies or (b) the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or purchase of substantially all of the assets of another investment company. Subject to the above percentage limitations, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds. The Fund may not purchase the shares of any closed-end investment company except in the open market where no commission or profit to a sponsor or dealer results from the purchase, other than customary brokerage fees.

If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in values of portfolio securities or amounts of net assets will not be considered a violation of any of the foregoing restrictions.

The World Bond Fund has registered as a "non-diversified" investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). However, the Fund intends to limit its investments to the extent required by the diversification requirements of the Code. See "Taxes".


THOSE RESPONSIBLE FOR MANAGEMENT

The business of each Fund is managed by its Trustees, who elect officers who are responsible for the day-to-day operations of the Trust and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also officers and directors of the Adviser or officers and Directors of the Funds' principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------
Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman and Chief Executive
101 Huntington Avenue                   Executive Officer (1, 2)               Officer, the Adviser and The
Boston, MA  02199                                                              Berkeley Financial Group ("Berkeley
October 1944                                                                   Group"); Chairman, NM Capital
                                                                               Management, Inc. ("NM Capital") and
                                                                               John Hancock Advisers International
                                                                               Limited ("Advisers International");
                                                                               Chairman, Chief Executive Officer
                                                                               and President, John Hancock Funds,
                                                                               Inc. ("John Hancock Funds"), First
                                                                               Signature Bank and Trust Company
                                                                               and Sovereign Asset Management
                                                                               Corporation ("SAMCorp."); Director,
                                                                               John Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Capital Corporation and New
                                                                               England/Canada Business Council;
                                                                               Member, Investment Company
                                                                               Institute Board of Governors;
                                                                               Director, Asia Strategic Growth
                                                                               Fund, Inc.; Trustee, Museum of
                                                                               Science; Vice Chairman and
                                                                               President, the Adviser (until July
                                                                               1992); Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       22

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dennis S. Aronowitz                     Trustee (3)                            Professor of Law, Emeritus, Boston
Boston University                                                              University School of Law; Trustee,
Boston, Massachusetts                                                          Brookline Savings Bank.
June 1931

Richard P. Chapman, Jr.                 Trustee (1, 3)                         President, Brookline Savings Bank;
160 Washington Street                                                          Director, Federal Home Loan Bank of
Brookline, MA  02147                                                           Boston (lending); Director, Lumber
February 1935                                                                  Insurance Companies (fire and
                                                                               casualty insurance); Trustee,
                                                                               Northeastern University (education);
                                                                               Director, Depositors Insurance Fund,
                                                                               Inc. (insurance).

William J. Cosgrove                     Trustee (3)                            Vice President, Senior Banker and
20 Buttonwood Place                                                            Senior Credit Officer, Citibank,
Saddle River, NJ  07458                                                        N.A. (retired September 1991);
January 1933                                                                   Executive Vice President, Citadel
                                                                               Group Representatives, Inc.; EVP
                                                                               Resource Evaluation, Inc.
                                                                               (consulting) (until October 1993);
                                                                               Trustee, the Hudson City Savings
                                                                               Bank (since 1995).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       23

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Douglas M. Costle                       Trustee (1, 3)                         Director, Chairman of the Board and
RR2 Box 480                                                                    Distinguished Senior Fellow,
Woodstock, VT  05091                                                           Institute for Sustainable
July 1939                                                                      Communities, Montpelier, Vermont
                                                                               (since 1991); Dean Vermont Law
                                                                               School (until 1991); Director, Air
                                                                               and Water Technologies Corporation
                                                                               (environmental services and
                                                                               equipment), Niagara Mohawk Power
                                                                               Company (electric services) and
                                                                               Mitretek Systems (governmental
                                                                               consulting services).

Leland O. Erdahl                        Trustee (3)                            Director, Santa Fe Ingredients
8046 Mackenzie Court                                                           Company of California, Inc. and
Las Vegas, NV  89129                                                           Santa Fe Ingredients Company, Inc.
December 1928                                                                  (private food processing companies),
                                                                               Uranium Resources, Inc.; President,
                                                                               Stolar, Inc. (1987-1991); President,
                                                                               Albuquerque Uranium Corporation
                                                                               (1985-1992); Director,
                                                                               Freeport-McMoRan Copper & Gold
                                                                               Company, Inc., Hecla Mining Company,
                                                                               Canyon Resources Corporation and
                                                                               Original Sixteen to One Mines, Inc.
                                                                               (1984-1987 and 1991-1995)
                                                                               (management consultant).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       24

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard A. Farrell                      Trustee(3)                             President of Farrell, Healer & Co.,
Venture Capital Partners                                                       (venture capital management firm)
160 Federal Street                                                             (since 1980);  Prior to 1980, headed
23rd Floor                                                                     the venture capital group at Bank of
Boston, MA  02110                                                              Boston Corporation.
November 1932

Gail D. Fosler                          Trustee (3)                            Vice President and Chief Economist,
4104 Woodbine Street                                                           The Conference Board (non-profit
Chevy Chase, MD  20815                                                         economic and business research);
December 1947                                                                  Director, Unisys Corp.; and H.B.
                                                                               Fuller Company.

William F. Glavin                       Trustee (3)                            President, Babson College; Vice
Babson College                                                                 Chairman, Xerox Corporation (until
Horn Library                                                                   June 1989); Director, Caldor Inc.,
Babson Park, MA 02157                                                          Reebok, Ltd. (since 1994) and Inco
March 1931                                                                     Ltd.

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Director,
Boston, MA  02199                                                              The Berkeley Group, John Hancock
April 1953                                                                     Funds; Director, Advisers
                                                                               International; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       25

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dr. John A. Moore                       Trustee (3)                            President and Chief Executive
Institute for Evaluating Health Risks                                          Officer, Institute for Evaluating
1629 K Street NW                                                               Health Risks, (nonprofit
Suite 402                                                                      institution) (since September 1989).
Washington, DC  20006-1602
February 1939

Patti McGill Peterson                   Trustee (3)                            Cornell Institute of Public Affairs,
Cornell University                                                             Cornell University (since August
Institute of Public Affairs                                                    1996); President Emeritus of Wells
364 Upson Hall                                                                 College and St. Lawrence University;
Ithica, NY  14853                                                              Director, Niagara Mohawk Power
May 1943                                                                       Corporation (electric utility) and
                                                                               Security Mutual Life (insurance).

John W. Pratt                           Trustee (3)                            Professor of Business Administration
2 Gray Gardens East                                                            at Harvard University Graduate
Cambridge, MA  02138                                                           School of Business Administration
September 1931                                                                 (since 1961).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       26

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Edward J. Spellman, CPA                 Trustee (3)                            Partner, KPMG Peat Marwick LLP
259C Commercial Bld.                                                           (retired June 1990).
Lauderdale, FL  33308
November 1932

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       27

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, SAMCorp.,
                                                                               Insurance Agency, Inc. and NM
                                                                               Capital; Counsel, John Hancock
                                                                               Mutual Life Insurance Company (until
                                                                               January 1996).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser, John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until 1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946

-------------------
* Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 940.
(1) Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.

All of the officers listed are officers or employees of the Adviser or affiliated companies. Some of the Trustees and officers may also be officers and/or directors and/or Trustees of one or more of the other funds for which the Adviser serves as investment adviser.

The following table provides information regarding the compensation paid by the Funds and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services. Trustees not listed below were not Trustees of the Trust as of the end of the Funds' last completed fiscal years. Messrs. Boudreau and Scipione and Ms. Hodsdon, each a non-Independent Trustee, and each of the officers of the Funds are interested persons of the Adviser, are compensated by the Adviser and receive no compensation from the Funds for their services.

                                                                        Total Compensation
                                                                        From the Funds and
                                    Global           World Bond         John Hancock Fund ]
       Independent Trustee          Fund(1)           Fund (1)         Complex to Trustee(2)
       -------------------          -------           --------         ---------------------
Dennis S. Aronowitz++              $    53            $    34                 $ 72,450
William A. Barron III*                 157                134                    --
Richard P. Chapman, Jr.++               64                 41                   72,200
William J. Cosgrove++                   62                 34                   72,450
Douglas M. Costle                    2,436              1,977                   72,350
Leland O. Erdahl                     2,385              1,935                   72,350
Richard A. Farrell                    ,444              1,977                   75,350
Gail D. Fosler++                        53                 34                   68,450
William F. Glavin+                   2,385              1,935                   72,250
Patrick Grant*                         157                134                     --
Ralph Lowell, Jr.*                     157                134                     --
Dr. John A. Moore                    2,256              1,849                   68,350
Patti McGill Peterson                2,376              1,929                   72,100
John W. Pratt                        2,385              1,935                   72,350
Edward J. Spellman++                    64                 41                   73,950
                                   -------            -------                 --------

Total                              $17,434            $14,123                 $870,600

(1)  Compensation is for the fiscal year ended October 31, 1996

(2) The total compensation paid by the John Hancock Fund Complex to the Independent Trustees is as of calendar year ended December 31, 1996 As of such date there were sixty-seven funds in the John Hancock Fund Complex, of which each of these Independent Trustees served on thirty-five of the funds.

*    As of January 1, 1996, Messrs. Barron, Grant and Lowell resigned as
     Trustees.

+ As of December 31, 1996 the value of the aggregate accrued deferred compensation amount from all funds in the John Hancock Fund Complex for Mr.

     Chapman was $63,164, for Mr. Cosgrove was $131,317 and for Mr. Glavin was $109,059 under the John Hancock Deferred Compensation Plan for Independent Trustees.

++   Became Trustees of the Trust on June 26, 1996.

As of January 31, 1997, the officers and trustees of the Trust as a group owned less than 1% of the outstanding shares of each class of each of the Funds. As of that date, no person of record owned beneficially 5% or more of the outstanding shares of the Funds.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and presently has more than $19 billion in assets under management in its capacity as investment adviser to the Funds and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over approximately 1,080,000 shareholders. The Adviser is an affiliate of the Life Insurance Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of more than $80 billion, the Life Company is one of the ten largest life insurance companies in the United States, and carries high ratings from Standard & Poor's and A.M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Funds have entered into an investment management contract (the "Advisory Agreements"), each dated as of July 1, 1996, with the Adviser. Pursuant to the Advisory Agreements, the Adviser agreed to act as investment adviser and manager to the Funds. As manager and investment adviser, the Adviser will: (a) furnish continuously an investment program for each of the Funds and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held, sold or exchanged, and (b) provide supervision over all aspects of each Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Funds bear all costs of their organization and operation, including expenses of preparing, printing and mailing all shareholders' reports, notices, prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plans of distribution; fees and expenses of custodians including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Funds (including an allowable portion of the cost of the Adviser's employees rendering such services to the Funds); the compensation and expenses of Trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

As compensation for its services under the Advisory Agreements, the Adviser receives from each Fund a fee computed and paid monthly based upon the following annual rates: (a) for Global Fund, 1% on the first $100 million of average daily net assets of the Fund, 0.80% on the next $200 million of average daily net assets, 0.75% on the next $200 million of average daily net assets and 0.625% of average daily net assets in excess of $500 million; and (b) for World Bond Fund, 0.75% on the first $250 million of average daily net assets, and 0.70% of average daily net assets in excess of $250 million.

From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to reimpose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

Securities held by the Funds may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more are selling the same security. If opportunities for purchase or sale of securities by the Adviser for the Fund or for other funds or clients for which the Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to the investment management contract, the Adviser is not liable to the Fund or its shareholders for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the investment management contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard by the Adviser of its obligations and duties under the investment management contract.

Under the investment management contract, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the contract or any extension, renewal or amendment thereof remains in effect. If the contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such a name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the nonexclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

Each Advisory Agreement was approved on March 5, 1996 by all of the Trustees, including all of the Trustees who are not parties to the Advisory Agreements or "interested persons" of any such party. The shareholders of the Funds also approved their respective Fund's Advisory Agreement on June 26, 1996. The investment management contract and the distribution agreement discussed below continue in effect from year to year if approved annually by vote of a majority of the Trustees who are not interested persons of one of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, and by either the Trustees or the holders of a majority of the Fund's outstanding voting securities. Both agreements automatically terminate upon assignment and may be terminated without penalty on 60 days' written notice by either party or by vote of a majority of the outstanding voting securities of the Fund.

The Global Fund and the Adviser have entered into a sub-investment management contract with JH Advisers International under which JH Advisers International, subject to the review of the Trustees and the overall supervision of the Adviser, is responsible for providing the Fund with advice with respect to that portion of the assets invested in countries other than the United States and Canada. JH Advisers International, with offices located at 34 Dover Street, London, England W1X 3RA, is a wholly-owned subsidiary of the Adviser formed in 1987 to provide international investment research and advisory services to U.S. institutional clients. As compensation for its services under the Sub-Advisory Agreement, JH Advisers International receives from the Adviser a monthly fee equal to 0.70% on an annual basis of the average daily net asset value of the Global Fund for each calendar month up to $200 million of average daily net assets; and 0.6375% on an annual basis of the average daily net asset value over $200 million. Global Fund is not responsible for paying JH Advisers International's fee.

For the fiscal years ended October 31, 1994, 1995 and 1996, the Trust paid the Adviser, on behalf of Global Fund, an investment advisory fee of $1,175,313, $1,169,884 and $1,175,079, respectively.

For the fiscal years ended October 31, 1994, 1995 and 1996, the Trust paid the Adviser, on behalf of World Bond Fund, investment advisory fees of $1,207,673, $840,527 and $645,661, respectively.

Accounting and Legal Services Agreement. The Trust, on behalf of the Funds, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement, the Adviser provides the Fund with certain tax, accounting and legal services. For the fiscal year ended October 31, 1996, the Global Fund and World Bond Fund paid the Adviser $7,669 and $4,879, respectively.

In order to avoid conflicts with portfolio trades for the Funds, the Adviser, JH Advisers International and each Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. In the case of the Adviser, some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. JH Advisers International's restrictions may differ where appropriate, as long as they maintain the same intent. These restrictions are a continuation of the basic principle that the interests of the Funds and their shareholders come first.

DISTRIBUTION CONTRACTS

Each Fund has a Distribution Agreement with John Hancock Funds and Freedom Distributors Corporation (together the "Distributors"). Under the agreement Distributors are obligated to use their best efforts to sell shares of each class of each Fund. Shares of each class of each Fund are sold to selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with the Distributors. The Distributors accepts orders for the purchase of the shares of the Funds which are continually offered at net asset value next determined, plus an applicable sales charge, if any. In connection with the sale of Class A or Class B shares, the Distributors and Selling Brokers receive compensation from a sales charge imposed, in the case of Class A shares at the time of sale or, in the case of Class B shares, on a deferred basis. The sales charges are discussed further in the Prospectus.

The Funds' Trustees adopted Distribution Plans with respect to Class A and Class B shares ("the Plans"), pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Plans, each Fund will pay distribution and service fees at an aggregate annual rate of up to 0.30% and 1.00%, respectively, of the Funds' daily net assets attributable to shares of that class. However, the service fee will not exceed 0.25% of the applicable Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse the Distributors for their distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of the Distributors) engaged in the sale of each Fund's shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of each Fund's shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers and others for providing personal and account maintenance services to shareholders. In the event that the Distributors are not fully reimbursed for payments or expenses they incur under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Funds do not treat unreimbursed expenses relating to Class B Plan as a liability of the Funds, because the Trustees may terminate the Class B Plan at any time. For the fiscal year ended October 31, 1996, an aggregate of $800,320 and $4,967,286 of distribution expenses or 3.059% and 9.069%, respectively, of the average net assets of the Class B shares of each of Global Fund and World Bond Fund were not reimbursed or recovered by the Distributors through the receipt of deferred sales charges or 12b-1 fees in prior periods.

The Plans were approved by a majority of the voting securities of each Fund. The Plans and all amendments were approved by the Trustees, including a majority of the Trustees who are not interested persons of the applicable Fund and who have no direct or indirect financial interest in the operation of the Plans (the "Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on such Plans.

Pursuant to the Plans, at least quarterly, the Distributors provide the Funds with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their continued appropriateness.

Each of the Plans provides that it will continue in effect only so long as its continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. Each of the Plans may be terminated without penalty,
(a) by vote of a majority of the Independent Trustees, (b) by a vote of a majority of the applicable Fund's outstanding shares of the applicable class upon 60 days' written notice to the Distributors and (c) automatically in the event of assignment. Each of the Plans further provides that it may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the applicable Fund which has voting rights with respect to the Plan. Each of the Plans provides that no material amendment to the Plan will be effective unless it is approved by a vote of the Trustees and the Independent Trustees of the applicable Fund. The holders of Class A and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans the Trustees concluded that, in their judgment, there is a reasonable likelihood that the Plans will benefit the holders of the applicable shares of each Fund.

Amounts paid to Distributors by any class of shares of the Funds will not be used to pay the expenses incurred with respect to any other class of shares of the Funds; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to a formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of Trustees. From time to time, the Fund may participate in joint distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the

During the fiscal year ended October 31, 1996, the Funds paid the Distributors the following amounts of expenses with respect to the Class A shares and Class B shares of each of the Funds:

                                             Expense Items


                                         Printing and                                             Interest,
                                         Mailing of                               Compensation    Carrying or
                                         Prospectuses           Expenses of       to Selling      Other Finance
                       Advertising       to New Shareholders    Distributors      Brokers         Charges
                       -----------       -------------------    ------------      -------         -------
Global Fund
Class A Shares         $33,172               $(1,147)             $80,563          $174,574      $     --
Class B Shares         $25,134               $ 1,869              $57,825          $ 97,211      $ 68,820

World Bond Fund
Class A Shares         $ 8,789               $ 2,495              $17,775          $ 64,882      $     --
Class B Shares         $26,492               $ 1,196              $46,572          $160,047      $296,448

NET ASSET VALUE

For purposes of calculating the net asset value ("NAV") of a Fund's shares, the following procedures are utilized wherever applicable.

Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Equity securities traded on a principal exchange or NASDAQ National Market Issues are generally valued at last sale price on the day of valuation. Securities in the aforementioned categories for which no sales are reported and other securities traded over-the-counter are generally valued at the mean between the current closing bid and asked prices.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded. If quotations are not readily available or the value has been materially affected by events occurring after the closing of a foreign market, assets are valued by a method that the Trustees believe accurately reflects their value. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time ( 12:00 noon, New York time) on the date of any determination of a Fund's NAV.

The NAV for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which a Fund's NAV is not calculated. Consequently, a Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

INITIAL SALES CHARGE ON CLASS A SHARES

Shares of the Funds are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees of each Fund reserve the right to change or waive each Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the respective Fund's best interest.

The sales charges applicable to purchases of Class A shares of the Funds are described in the Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Funds, owned by the investor, or if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.

Combined Purchases. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his, her or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) certain groups of four or more individuals making use of salary deductions or similar group methods of payment whose funds are combined for the purchase of mutual fund shares. Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Without Sales Charges. Class A shares may be offered without a front-end sales charge or contingent deferred sales charge ("CDSC") to various individuals and institutions as follows:

         o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

         o A bank, trust company, credit union, savings institution or other depository institution, its trust department or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

     o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan for the individuals described above.

         o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of a Fund's shares in fee-based investment products or services made available to their clients.

         o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to a Fund.

         o A member of an approved affinity group financial services plan.*

         o Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994, and participant directed defined contribution plans with at least 100 eligible employees at the inception of the subject Fund's account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:

         Amount Invested                                              CDSC Rate
         ---------------                                              ---------

         $1 to $4,999,999                                                1.00%
         Next $5 million to $9,999,999                                   0.50%
         Amounts to $10 million and over                                 0.25%

Class A shares  may  also be  purchased  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.

*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current account value of the Class A shares already held by such person.

Combination Privilege. Reduced sales charges also are available to an investor based on the aggregate amount of his concurrent and prior investments in Class A shares and shares of all other John Hancock funds which carry a sales charge.

Letter of Intention. Reduced sales charges are also applicable to investments made pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. The Funds offer two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a specified period of thirteen (13) months. Investors who are using a Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA, SEP, SARSEP, 401(k), 403(b) (including TSAs), and
Section 457 plans. Such an investment (including accumulations and combinations) must aggregate $100,000 or more with respect to World Bond Fund and $50,000 or more with respect to Global Fund, in each case invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months) the sales charge applicable will not be higher than that which would have applied (including accumulations and combinations) had the LOI been for the amount actually invested.

The LOI authorizes Signature Services to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrowed Class A shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay the sales charge as may be due. By signing the LOI, the investor authorizes Signature Services to act as his or her attorney-in-fact to redeem any escrowed Class A shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Funds to sell, any additional Class A shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES

Investments in Class B shares are purchased at net asset value per share without the imposition of an initial sales charge so the Funds will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge. Class B shares which are redeemed within six years of purchase will be subject to a CDSC at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.

Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six-year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the six-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.

When requesting a redemption for a specific dollar amount please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account and the proceeds will be less any applicable CDSC.

Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment.
If you redeem 50 shares at this time your CDSC will be calculated as follows:

*          Proceeds of 50 shares redeemed at $12 per share                 $600
*          Minus proceeds of 10 shares not subject to CDSC

           (dividend reinvestment)                                         -120
*          Minus appreciation on remaining shares (40 shares X $2)          -80
                                                                           ----
*          Amount subject to CDSC                                          $400

Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Funds in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Funds to sell the Class B shares without a sales charge being deducted at the time of the purchase. See the Prospectus for additional information regarding the CDSC.

Waiver of Contingent Deferred Sales Charge. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to CDSC, unless indicated otherwise, in the circumstances defined below:

For all account types:

* Redemptions made pursuant to the Funds' right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waivers" of the Prospectus.

* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note, this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a CDSC.)

For retirement Accounts (such as IRA, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans as described in the Internal Revenue Code) unless otherwise noted.

* Redemptions made to effect mandatory distributions under the Internal Revenue Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement plans such as 401(a) of the Code (such as 401(k), Money Purchase Pension Plan, Profit-Sharing Plan).

* Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA plans that purchased shares prior to May 15, 1995.

Please see matrix for reference.

CDSC Waiver Matrix

--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Type of               401(a) Plan          403(b)            457              IRA, IRA          Non-
Distribution          (401(k), MPP,                                           Rollover          Retirement
                      PSP)
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Death or              Waived               Waived            Waived           Waived            Waived
Disability
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Over 70 1/2           Waived               Waived            Waived           Waived for        12% of
                                                                              mandatory         account value
                                                                              distributions     annually in
                                                                              or 12% of         periodic
                                                                              account value     payments
                                                                              annually in
                                                                              periodic
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Between 59 1/2        Waived               Waived            Waived           Waived for Life   12% of
and 70 1/2                                                                    Expectancy or     account value
                                                                              12% of account    annually in
                                                                              value annually    periodic
                                                                              in periodic       payments
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Under 59 1/2          Waived               Waived for        Waived for       Waived for        12% of
                                           annuity           annuity          annuity           account value
                                           payments (72t)    payments (72t)   payments (72t)    annually in
                                           or 12% of         or 12% of        or 12% of         periodic
                                           account value     account value    account value     payments
                                           annually in       annually in      annually in
                                           periodic          periodic         periodic
                                           payments.         payments.        payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Loans                 Waived               Waived            N/A              N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Termination of        Not Waived           Not Waived        Not Waived       Not Waived        N/A
Plan
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Hardships             Waived               Waived            Waived           N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Return of Excess      Waived               Waived            Waived           Waived            N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------

If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed that you are entitled to the waiver.

SPECIAL REDEMPTIONS

Although they would not normally do so, the Funds have the right to pay the redemption price of shares of the Funds in whole or in part in portfolio securities as prescribed by the Trustees. If the shareholder were to sell portfolio securities received in this fashion, he would incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Funds have, however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Funds must redeem their shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the applicable Fund's net asset value at the beginning of such period.

ADDITIONAL SERVICES AND PROGRAMS

Exchange Privilege. The Fund permits exchanges of shares of any class of a fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

Each Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

Each Fund may refuse any exchange order. Each Fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. Each Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds from the redemption of shares of the applicable Fund. Since the redemption price of the shares of a Fund may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in recognition of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares could be disadvantageous to a shareholder because of the initial sales charge payable on such purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Class A or Class B shares at the same time a Systematic Withdrawal Plan is in effect. The Funds reserve the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program ("MAAP"). This program is explained in the Prospectus. The program, as it relates to automatic investment checks, is subject to the following conditions:

The investments will be drawn on or about the day of the month indicated.

The privilege of making investments through the MAAP may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.

The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the processing date of any investment.

Reinstatement or Reinvestment Privilege. Upon notification of Signature Services, a shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the same Fund or in any other John Hancock funds, subject to the minimum investment limit in that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the same Fund or in Class A shares of any John Hancock fund. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares.

To protect the interests of other investors in each Fund, each Fund may cancel the reinvestment privilege of any parties that, in the opinion of each Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, each Fund may refuse any reinvestment request.

Each Fund may change or cancel its reinvestment policies at any time.

A redemption on exchange of Fund shares is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "TAX STATUS."

DESCRIPTION OF THE FUNDS' SHARES

The Trustees of the Trust are responsible for the management and supervision of the Funds. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund, without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Funds, designated as Class A and Class B.

The shares of each class of a Fund represent an equal proportionate interest in the aggregate net assets attributable to the classes of the Fund. Holders of Class A and Class B shares have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of a Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for differences resulting from the facts that (i) the distribution and service fees relating to the Class A and Class B shares will be borne exclusively by that class (ii) Class B shares will pay higher distribution and service fees than Class A shares and (iii) Class A and Class B shares will bear any class expenses properly allocable to that class of shares, subject to the conditions the Internal Revenue Service imposes with respect to multiple-class structures. Similarly, the net asset value per share may vary depending on whether Class A or Class B shares are purchased.

In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the applicable Fund available for distribution to such shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Unless otherwise required by the Investment Company Act or the Declaration of Trust, each Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares, and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with a request for a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the Trust. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of each Fund. The Declaration of Trust also provides for indemnification out of the Funds' assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no fund included in the Funds' prospectus shall be liable for the liabilities of any other John Hancock fund. Liability is therefore limited to circumstances in which a Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.

A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.

TAX STATUS

Each Fund is treated as a separate entity for accounting and tax purposes. Each Fund has qualified and elected to be treated as a "regulated investment company" under Subchapter M of the Code, and intends to continue to so qualify for each taxable year. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification if its assets, each Fund will not be subject to Federal income tax on taxable income (including net realized capital gains) which is distributed to shareholders in accordance with the timing requirements of the Code.

Each Fund will be subject to a 4% nondeductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. Each Fund intends under normal circumstances to seek to avoid or minimize liability for such tax by satisfying such distribution requirements.

Distributions from each Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from a Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain," they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of a Fund.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

If a Fund invests in stock of certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), that Fund could be subject to Federal income tax and additional interest charges on "excess distributions" received from these passive foreign investment companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the applicable Fund to recognize taxable income or gain without the concurrent receipt of cash. Each Fund may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

Foreign exchange gains and losses realized by a Fund in connection with certain transactions involving foreign currency-denominated debt securities, certain foreign currency futures and options, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to a Fund's investment in stock or securities, possibly including speculative currency positions or currency derivatives not used for hedging purposes, may increase the amount of gain it is deemed to recognize from the sale of certain investments or derivatives held for less than three months, which gain is limited under the Code to less than 30% of its gross income for each taxable year, and could under future Treasury regulations produce income not among the types of "qualifying income" from which the Fund must derive at least 90% of its gross income for each taxable year. If the net foreign exchange loss for a year treated as ordinary loss under Section 988 were to exceed a Fund's investment company taxable income computed without regard to such loss the resulting overall ordinary loss for such year would not be deductible by the Fund or its shareholders in future years.

The Funds may be subject to withholding and other taxes imposed by foreign countries with respect to their investments in foreign securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes in come cases. Investors may be entitled to claim U.S. foreign tax credits or deductions with respect to foreign income taxes or certain other foreign taxes ("qualified foreign taxes"), subject to certain provisions and limitations contained in the Code. Specifically, if more than 50% of the value of a Fund's total assets at the close of any taxable year consists of stock or securities of foreign corporations, the Fund may file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to (i) include in ordinary gross income (in addition to taxable dividends and distributions actually received) their pro rata shares of qualified foreign taxes paid by the Fund even though not actually received by them, and (ii) treat such respective pro rata portions as foreign taxes paid by them.

If a Fund makes this election, shareholders may then deduct such pro rata portions of qualified foreign taxes in computing their taxable incomes, or alternatively, use them as foreign tax credits, subject to applicable limitations, against their U.S. Federal income taxes. Shareholders who do not itemize deductions for Federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by the Fund, although such shareholders will be required to include their share of such taxes in gross income. Shareholders who claim a foreign tax credit for such foreign taxes may be required to treat a portion of dividends received from the Fund as a separate category of income for purposes of computing the limitations on the foreign tax credit. Tax-exempt shareholders will ordinarily not benefit from this election. Each year (if any) that a Fund files the election described above, its shareholders will be notified of the amount of (i) each shareholder's pro rata share of qualified foreign taxes paid by the Fund and (ii) the portion of Fund dividends which represents income from each foreign country. A Fund that cannot or does not make this election may deduct such taxes in determining the amount it has available for distribution to shareholders, and shareholders would not, in this event, include these foreign taxes in their income, nor would they be entitled to any tax deductions or credits with respect to such taxes.

For each Fund, the amount of net short-term and long-term capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interest of the Fund to dispose of portfolio securities or enter into options or futures transactions that will generate capital gains. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Consequently, subsequent distributions on those shares from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

Upon a redemption of shares of a Fund (including by exercise of the exchange privilege) a shareholder will ordinarily realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of a Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Fund or another John Hancock Fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. This disregarded charge will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the same Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to the automatic dividend reinvestments. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although its present intention is to distribute, at least annually, all net capital gain, if any, each Fund reserves the right to retain and reinvest all or any portion of the excess of net long-term capital gain over net short-term capital loss in any year. The Funds will not in any event distribute net capital gain realized in any year to the extend that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of a Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if such Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain in his return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or a refund of, his pro rata share of the taxes paid by the Fund, and (c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.

For Federal income tax purposes, each Fund is permitted to carry forward a net capital loss in any year to offset its own net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the applicable Fund, and as noted above, would not be distributed as such to shareholders. The capital loss carryforwards for each of the Funds are as follows: (i) Global Fund has no capital loss carryforwards; and (ii) World Bond Fund has $938,808 which will expire October 31, 2002.

A Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the Fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market rules applicable to certain options, futures contracts, and forward contracts may also require the Fund to recognize income or gain without a concurrent receipt of cash. However, each Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Funds may have to dispose of portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage by borrowing the cash, to satisfy these distribution requirements.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) a Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Funds will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although either Fund may in its sole discretion provide relevant information to shareholders.

Each Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish a Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. The Funds may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

For purposes of the dividends received deduction available to corporations, dividends received by a Fund, if any, from U.S. domestic corporations in respect of any share of stock held by the Fund, for U.S. Federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and properly designated by the Fund may be treated as qualifying dividends. Dividends from World Bond Fund and most or all dividends from Global Fund generally will not qualify for the dividends received deduction. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their shares of the applicable Fund in order to qualify for the deduction and, if they have any debt that is deemed under the Code directly attributable to such shares, may be denied a portion of the dividends received deduction. The entire qualifying dividend, including the otherwise deductible amount, will be included in determining alternative minimum tax liability, if any. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for Federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

Investment in debt obligations that are at risk of or in default presents special tax issues for World Bond Fund. Tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount, or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by World Bond Fund in order to reduce the risk of distributing insufficient income to preserve its status as a regulated investment company and seek to avoid becoming subject to Federal income or excise tax.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Limitations imposed by the Code on regulated investment companies like the Funds may restrict each Fund's ability to enter into futures and options contracts, foreign currency positions, and foreign currency forward contracts. Certain of these transactions undertaken by a Fund may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term (or, in the case of certain currency forwards, options and futures, as ordinary income or loss) and timing of some capital gains and losses realized by the Fund. Also, certain of a Fund's losses on its transactions involving options, futures or forward contracts and/or offsetting or successor portfolio positions may be deferred rather than being taken into account currently in calculating the Fund's taxable income or gain. Certain of these transactions may also cause a Fund to dispose of investments sooner than would otherwise have occurred. These transactions may therefore affect the amount, timing and character of a Fund's distributions to shareholders. The Funds will take into account the special tax rules (including consideration of available elections) applicable to options, futures or forward contracts in order to minimize any potential adverse tax consequences.

The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of Fund shares may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Funds in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their investment in a Fund is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from a Fund and, unless an effective IRS Form W-8 or authorized substitute is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in a Fund.

The Funds are not subject to Massachusetts corporate excise or franchise taxes. Provided that a Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.

CALCULATION OF PERFORMANCE

Total Return. Average annual total return is determined separately for each class of shares.

Set forth below are tables showing the performance on a total return basis (i.e., with all dividends and distributions reinvested) of a hypothetical $1,000 investment in the Class A and Class B shares of the Funds. The performance information for each Fund is stated for the year ended October 31, 1996 and, with respect to Class A shares of each Fund and Class B shares of World Bond Fund, for the period from the commencement of operations (indicated by an asterisk). With respect to Class B shares of each Fund, performance information is also stated for the five year period ended October 31, 1996 and with respect to Class A shares of Global Fund, performance information is stated for the ten year period ended October 31, 1996.

                                                  Global Fund

         Class A                   Class A                   Class B                   Class B                  Class B
         Shares                     Shares                    Shares                   Shares                    Shares
     One Year Ended               1/3/92* to              One Year Ended          Five Years Ended          Ten Years Ended
        10/31/96                   10/31/96                  10/31/96                 10/31/96                  10/31/96
        --------                   --------                  --------                 --------                  --------
          4.33%                     7.66%                     4.10%                     8.35%                    9.31%


                                                   World Bond Fund

Class A                    Class A                   Class B                   Class B                  Class B
Shares                     Shares                    Shares                    Shares                   Shares
One Year Ended             1/3/92* to                One Year Ended            Five Years Ended         12/17/86* to
10/31/96                   10/31/96                  10/31/96                  10/31/96                 10/31/96
--------                   --------                  --------                  --------                 --------
0.71%                      3.62%                    (0.22%)                    4.15%                    8.69%

*  Commencement of operations.

Total return is computed by finding the average annual compounded rates of return over the designated periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

     n _____
T = \ /ERV/P - 1

Where:
      P =     a hypothetical initial investment of $1,000.

      T =     average annual total return.

      n =     number of years.

      ERV = ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1 year, 5 years, and life-of-fund periods.

The result of the foregoing calculation is an average and is not the same as the actual year-to-year results.

Because each share of each Fund has its own sales charge and fee structure, the classes of each Fund have different performance results. This calculation assumes that the maximum sales charge for Class A shares of 5% for Global Fund and 4.50% for World Bond Fund is included in the initial investment or, for Class B shares, the applicable CDSC is applied at the end of the period. This calculation also assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of a Fund during the period stated by the maximum offering price and net asset value at the end of the period. Excluding a Fund's sales charge from the distribution rate produces a higher rate.

In addition to average annual total returns, the Funds may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be quoted with or without taking the Funds' sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Funds' sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.

                                 World Bond Fund

Yield. Yield is determined separately for Class A and Class B shares. The yields for the Class A and Class B shares of the World Bond Fund for the thirty days ended October 31, 1996 were 5.72% and 5.35%, respectively.

Yield is computed by dividing the net investment income per share earned during a specified 30 day period by the maximum offering price per share on the last day of such period, according to the following formula:


                        Yield = 2 ([(a - b) + 1] 6 - 1)
                                      ---
                                      cd

Where:
      a=     dividends and interest earned during the period

      b=     net expenses accrued for the period

      c= the average daily number of share outstanding during the period that were entitled to receive dividends

      d=     the maximum offering price per share on the last day of the period.

While the foregoing formula reflects the standard accounting method for calculating yield, it does not reflect the Fund's actual bookkeeping; as a result, the income reported or paid by the Fund may be different.

To calculate interest earned (for the purpose of "a" above) on debt obligations, World Bond Fund computes the yield to maturity of each obligation held by the Fund based on the market value of the obligation (including actual accrued interest) at the close of last business day of the period, or, with respect to obligations purchased during the period, the purchase price (plus actual accrued interest). The yield to maturity is then divided by 360 and the quotient is multiplied by the market value of the obligation (including actual accrued interest) to determine the interest income on the obligation for each day of the subsequent period that the obligation is in the portfolio.

To calculate interest earned (for the purpose of "a" above) on foreign debt obligations, the Fund computes the yield to maturity of each obligation based on the local foreign currency market value of the obligation (including actual accrued interest) at the beginning of the period, or, with respect to obligations purchased during the period, the purchase price plus accrued interest. The yield to maturity is then divided by 360 and the quotient is multiplied by the current market value of the obligation (including actual accrued interest in local currency denomination), then converted to U.S. dollars using exchange rates from the close of the last business day of the period to determine the interest income on the obligation for each day of the subsequent period that the obligation is in the portfolio. Applicable foreign withholding taxes, net of reclaim, are included in the "b" expense component.

Solely for the purpose of computing yield, the Fund recognizes dividend income by accruing 1/360 of the stated dividend rate of a security each day that a security is in the portfolio.

Undeclared earned income, computed in accordance with generally accepted accounting principles, may be subtracted from the maximum offering price. Undeclared earned income is the net investment income which, at the end of the base period, has not been declared as a dividend, but is reasonably expected to be declared as a dividend shortly thereafter.

All accrued expenses are taken to account as described later herein.

From time to time, in reports and promotional literature, the Funds' total return and/or yield will be compared to indices of mutual funds such as Lipper Analytical Services, Inc.'s "Lipper-Mutual Performance Analysis," a monthly publication which tracks net assets, total return, and yield on mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well as Russell and Wilshire indices.

Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MORNINGSTAR, STANGER'S and BARRON'S, etc. may also be utilized. The Funds' promotional and sales literature may make reference to the Funds' "beta". Beta is a reflection of the market related risk of the Fund by showing how responsive the Fund is to the market.

The performance of the Funds is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Funds for any period in the future. The performance of any Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales, and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Funds' performances.

BROKERAGE ALLOCATION

Each Advisory Agreement authorizes the Adviser (subject to the control of the Board of Trustees) to select brokers and dealers to execute purchases and sales of portfolio securities. It directs the Adviser to use its best efforts to obtain the best overall terms for the Funds, taking into account such factors as price (including dealer spread), the size, type and difficulty of the transaction involved, and the financial condition and execution capability of the broker or dealer.

The Sub-Advisory Agreement between the Adviser and JH Advisers International authorizes JH Advisers International (subject to the control of the Trustees of the Trust) to provide the Global Fund with a continuing and suitable investment program with respect to investments by the Fund in countries other than the United States and Canada.

To the extent that the execution and price offered by more than one dealer are comparable, the Adviser or JH Advisers International, as the case may be, may, in their discretion, decide to effect transactions in portfolio securities with dealers on the basis of the dealer's sales of shares of the Funds or with dealers who provide the Funds, the Adviser or JH Advisers International with services such as research and the provision of statistical or pricing information. In addition, the Funds may pay brokerage commissions to brokers or dealers in excess of those otherwise available upon a determination that the commission is reasonable in relation to the value of the brokerage services provided, viewed in terms of either a specific transaction or overall brokerage services provided with respect to the Funds' portfolio transactions by such broker or dealer. Any such research services would be available for use on all investment advisory accounts of the Adviser or JH Advisers International. The Funds may from time to time allocate brokerage on the basis of sales of their shares. Review of compliance with these policies, including evaluation of the overall reasonableness of brokerage commissions paid, is made by the Trustees.

The Adviser places all orders for purchases and sales of portfolio securities of the Funds. In selecting broker-dealers, the Adviser may consider research and brokerage services furnished to them. The Adviser may use this research information in managing the Funds' assets, as well as assets of other clients.

Municipal securities, foreign debt securities and Government Securities are generally traded on the over-the-counter market on a "net" basis without a stated commission, through dealers acting for their own account and not as brokers. The World Bond Fund (with respect to Government Securities in its portfolio) will primarily engage in transactions with these dealers or deal directly with the issuer. Prices paid to the dealer will generally include a "spread", which is the difference between the prices at which the dealer is willing to purchase and sell the specific security at that time.

During the fiscal years ended October 31, 1994, 1995 and 1996, the Trust paid $509,845, $525,839 and $706,944 in negotiated brokerage commissions on behalf of the Global Fund. During the fiscal years ended October 31, 1994, 1995 and 1996, the Trust paid $0, $24,400, and $0 in brokerage commissions on behalf of the World Bond Fund.

When a Fund engages in an option transaction, ordinarily the same broker will be used for the purchase or sale of the option and any transactions in the securities to which the option relates. The writing of calls and the purchase of puts and calls by a Fund will be subject to limitations established (and changed from time to time) by each of the Exchanges governing the maximum number of puts and calls covering the same underlying security which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different Exchanges, held or written in one or more accounts or through one or more brokers. Thus, the number of options which a Fund may write or purchase may be affected by options written or purchased by other investment companies and other investment advisory clients of the Adviser and its affiliates or JH Advisers International. An Exchange may order the liquidation of positions found to be in violation of these limits, and it may impose certain other sanctions.

In the U.S. Government securities market, securities are generally traded on a "net" basis with dealers acting as principal for their own account without a stated commission, although the price of the security usually includes a profit to the dealer. On occasion, certain money market instruments and agency securities may be purchased directly from the issuer, in which case no commissions or premiums are paid.

Municipal securities are generally traded on the over-the-counter market on a "net" basis without a stated commission, through dealers acting for their own account and not as brokers. Prices paid to a municipal securities dealer will generally include a "spread", which is the difference between the prices at which the dealer is willing to purchase and sell the specific security at that time.

The Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Distributors, Inc., a broker-dealer ("Distributors" or "Affiliated Brokers"). The Trustees have established that any portfolio transaction for the Funds may be executed through Affiliated Brokers if, in the judgment of the Adviser or JH Advisers International, as the case may be, the use of Affiliated Brokers is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Affiliated Brokers charges the Funds a commission rate consistent with those charged by Affiliated Brokers to comparable unaffiliated customers in similar transactions. Affiliated Brokers will not participate in commissions in brokerage given by a Fund to other brokers or dealers and neither will receive any reciprocal brokerage business resulting therefrom. Over-the-counter purchases and sales are transacted directly with principal market makers except in those cases in which better prices and executions may be obtained elsewhere. Affiliated Brokers will not receive any brokerage commissions for orders they execute for a Fund in the over-the-counter market. A Fund will in no event effect principal transactions with Affiliated Brokers in the over-the-counter securities in which Affiliated Brokers makes a market.

During the fiscal periods ended October 31, 1994, 1995 and 1996 no brokerage commissions were paid to Affiliated Brokers in connection with the portfolio transactions of either the Global Fund or the World Bond Fund.

Other investment advisory clients advised by the Adviser or JH Advisers International, as the case may be, may also invest in the same securities as a Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser or JH Advisers International may average the transactions as to price and allocate the amount of available investments in a manner which the Adviser or JH Advisers International believes to be equitable to each client, including the Funds. In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the Adviser or JH Advisers International may aggregate the securities to be sold or purchased for a Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the trustees that such price is reasonable in light of the services provided and to such policies as the Trustees may adopt from time to time. During the fiscal year ended October 31, 1996, Global Fund paid $20,720 and World Bond Fund paid $0.

TRANSFER AGENT SERVICES

John Hancock Signature Services, Inc., 1 John Hancock Way STE 1000, Boston, MA 02217-1000, a wholly-owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Funds. Global Fund pays Signature Services an annual fee of $19.00 for each Class A shareholder and of $21.50 for each Class B shareholder. The World Bond Fund pays Signature Services an annual fee of $20.00 for each Class A shareholder and $22.50 for each Class B shareholder. Each Fund also pays certain out-of-pocket expenses and these expenses are aggregated and charged to each Fund and allocated to each class on the basis of their relative net asset values.

CUSTODY OF PORTFOLIO

Portfolio securities of the Funds are held pursuant to a custodian agreement between the Trust and State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110. Under the custodian agreement, State Street Bank & Trust Company performs custody, portfolio and fund accounting services.

INDEPENDENT AUDITORS

The independent auditors of the Funds are Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts, 02110. Price Waterhouse LLP audits and renders an opinion on each Fund's annual financial statements and reviews each Fund's annual Federal income tax return.

                                   APPENDIX A

                          DESCRIPTION OF BOND RATINGS*

Moody's Bond Ratings

Bonds. "Bonds which are rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most likely to impair the fundamentally strong position of such issues.

"Bonds which are rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of grater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in 'Aaa' securities
 .
"Bonds which are rated 'A' possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

"Bonds which are rated 'Baa' are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

"Bonds which are rated 'Ba' are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position, characterizes bonds in this class.

"Bonds which are rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

"Bonds which are rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

"Bonds which are rated 'Ca' represented obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Where no rating has been assigned or where a rating has been suspended or withdrawn, it may be for reasons unrelated to the quality of the issue. Should no rating be assigned, the reason may be one of the following: (i) an application for rating was not received or accepted; (ii) the issue or issuer belongs to a group of securities that are not rated as a matter of policy; (iii) there is a lack of essential data pertaining to the issue or issuer; or (iv) the issue was privately placed, in which case the rating is not published in Moody's publications.

------------
*As described by the rating companies themselves.


Suspension or withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

Standard & Poor's Bond Ratings

"AAA. Debt rated 'AAA' has the highest rating by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

"AA. Debt rated 'AA' has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

"A. Debt rated 'A' has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

"BBB. Debt rated 'BBB' is regarded as having adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories."

Debt rated "BB," or "B," is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and pay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "CC" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

"CCC: Debt rated 'CCC' has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The 'CCC' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied 'B' or 'B-' rating.

"CC: The rating 'CC' is typically applied to debt subordinated to senior debt that is assigned an actual or implied 'CCC' rating.

Unrated. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

                            COMMERCIAL PAPER RATINGS

Moody's Commercial Paper Ratings

Moody's ratings for commercial paper are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's two highest commercial paper rating categories are as follows:

"P-1 -- "Prime-1" indicates the highest quality repayment capacity of the rated issues.

"P-2 -- "Prime-2" indicates that the issuer has a strong capacity for repayment of short-term promissory obligations. Earnings trends and coverage ratios, while sound, will be more subjective to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained."

Standard & Poor's Commercial Paper Ratings

Standard & Poor's commercial paper ratings are current assessments of the likelihood of timely payment of debts having an original maturity of no more than 365 days. Standard & Poor's two highest commercial paper rating categories are as follows:

"A-1 -- This designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.

"A-2 -- Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1."

FINANCIAL STATEMENTS

                               John Hancock Funds


                Supplement to Statement of Additional Information


The "INITIAL SALES CHARGE ON CLASS A SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "INITIAL SALES CHARGE ON CLASS A AND CLASS B SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs, Class A shares are not available at net asset value for Plans with less than $3 million or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. Class B shares are available. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "Waiver of Contingent Deferred Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "For Retirement Accounts" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs that are investing in Class B shares, shares will convert to Class A shares after eight years, (5 years for Short-Term Strategic Income Fund, Intermediate Maturity Fund and Limited-Term Government
          Fund) or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).

The "ADDITIONAL SERVICES AND PROGRAMS" section is supplemented as follows:

          Retirement plans  participating in Merrill Lynch's servicing programs:
          ---------------------------------------------------------------------

          Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

          For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years, or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).



6/1/97
MF2SS 6/97

John Hancock Special Equities Fund dated 3/1/97        John Hancock Sovereign U.S. Government
John Hancock World Bond Fund dated 3/1/97               Income Fund dated 3/1/97
John Hancock Strategic Income Fund dated 3/1/97        John Hancock Massachusetts Tax-Free
John Hancock Tax Free Bond Fund dated 1/1/97            Income Fund dated 1/1/97
John Hancock Pacific Basin Equities Fund               John Hancock New York Tax-Free Income Fund
 dated 3/1/97                                           dated 1/1/97
John Hancock Global Marketplace Fund                   John Hancock Disciplined Growth Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Global Rx Fund dated 3/1/97               John Hancock Financial Industries Fund
John Hancock Emerging Growth Fund dated 3/1/97          dated 3/1/97
John Hancock Global Fund dated 3/1/97                  John Hancock Regional Bank Fund dated 3/1/97
John Hancock Growth Fund dated 3/1/97                  John Hancock Discovery Fund dated 3/1/97
John Hancock Global Technology Fund                    John Hancock Government Income Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Short-Term Strategic Income Fund          John Hancock High Yield Bond Fund
 dated 3/1/97                                           dated 3/1/97
John Hancock Special Opportunities Fund                John Hancock Intermediate Maturity
 dated 3/1/97                                           Government Fund dated 3/1/97
John Hancock California Tax-Fee Income Fund            John Hancock High Yield Tax-Free Fund
 dated 1/1/97                                           dated 1/1/97
John Hancock International Fund dated 3/1/97

                Supplement to Statement of Additional Information



The "Distribution Contracts" section is supplemented as follows:

John Hancock Funds, Inc. may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation may be calculated as a percentage of fund shares sold by the firm.


5/20/97


MFSAI 5/97

                      JOHN HANCOCK GLOBAL MARKETPLACE FUND

                           Class A and Class B Shares
                       Statement of Additional Information

                                  March 1, 1997


This Statement of Additional Information provides information about John Hancock Global Marketplace Fund (the "Fund") in addition to the information that is contained in the combined International/Global Funds' Prospectus dated March 1, 1997 (the "Prospectus"). The Fund is a diversified series of John Hancock World Fund (the "Trust").

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Fund's Prospectus, a copy of which can be obtained free of charge by writing or telephoning:

                      John Hancock Signature Services, Inc.
                           1 John Hancock Way STE 1000
                              Boston MA 02217-1000
                                1-(800)-225-5291

                                TABLE OF CONTENTS

                                                                            Page
Organization of the Fund ...............................................      2
Investment Objective And Policies ......................................      2
Investment Restrictions ................................................     13
Those Responsible for Management .......................................     16
Investment Advisory And Other Services .................................     25
Distribution Contracts .................................................     27
Net Asset Value ........................................................     29
Initial Sales Charge on Class A Shares .................................     30
Deferred Sales Charge On Class B Shares ................................     32
Special Redemptions ....................................................     36
Additional Services And Programs .......................................     36
Description of The Fund's Shares .......................................     37
Tax Status .............................................................     38
Calculation of Performance .............................................     43
Brokerage Allocation ...................................................     44
Transfer Agent Services ................................................     46
Custody of Portfolio ...................................................     46
Independent Auditors ...................................................     46
Financial Statements ...................................................    F-1

ORGANIZATION OF THE FUND

The Fund is a series of the Trust, an open-end investment management company organized as a Massachusetts business trust in August, 1986 under the laws of the Commonwealth of Massachusetts. The Fund changed its name on December 11, 1995 from John Hancock Global Retail Fund to John Hancock Global Marketplace Fund. The Fund was established in 1988.

John Hancock Advisers, Inc. (the "Adviser") is the Fund's investment adviser. The Adviser is an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company"), a Massachusetts life insurance company chartered in 1862, with national headquarters at John Hancock Place, Boston, Massachusetts.

INVESTMENT OBJECTIVE AND POLICIES

The following information supplements the discussion of the Fund's investment objective and policies discussed in the Prospectus.

The investment objective of the Fund is long-term capital appreciation. The Fund will invest in a global portfolio consisting primarily equity securities of issuers engaged in retail sales of consumer products and services. The types of securities in which the Fund invests are listed in the Prospectus. See "Goal and Strategy" and "Portfolio Securities" in the Prospectus. There can be no assurance that the Fund will achieve its investment objective.

Under normal circumstances, the Fund invests at least 65% of its total assets in the securities of companies that merchandise goods and services to consumers and to consumer companies.

Investments in Foreign Securities. The Fund may invest in domestic or foreign common stocks and securities convertible into or with rights to purchase common stock of corporations in which the Fund is permitted to invest. The Fund may invest in American Depository Receipts ("ADRs"), or European Depository Receipts ("EDRs") which are receipts typically issued by an American or European bank or trust company representing underlying shares of foreign issuers. Issuers of unsponsored ADRs are not required to disclose material information in the United States. Because the Fund has a limited scope of investment through its concentration in the retail sales group of industries, the Fund seeks investments without regard to geographical borders. Normally, the Fund will invest in the securities markets of at least three countries including the United States. A significant portion of the Fund's investments are expected to be in countries with developing markets; and in smaller capitalization, developing growth companies with relatively limited operating histories as publicly traded companies. These investments may be made without regard to a record of profits or dividends.

The securities markets of many countries have in the past moved relatively independently of one another, due to differing economic, financial, political and social factors. When markets in fact move in different directions and offset each other, there may be a corresponding reduction in risk for the Fund's portfolio as a whole. This lack of correlation among the movements of the world's securities markets may also affect unrealized gains the Fund has derived from movements in any one market.

If the securities of markets moving in different directions are combined into a single portfolio, such as that of the Fund, total portfolio volatility maybe reduced. Since the Fund may invest in securities denominated in currencies other than U.S. dollars, changes in foreign currency exchange rates will affect the value of its portfolio securities. Exchange rates may not move in the same direction as the securities markets in a particular country. As a result, market gains may be offset by unfavorable exchange rate fluctuations.

Foreign Currency Transactions. The Fund's foreign currency exchange transactions may be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the foreign exchange market. The Fund may also enter into forward foreign currency exchange contracts. The Fund may also enter into forward foreign currency exchange contracts to enhance return, to hedge against fluctuations in currency exchange rates affecting a particular transaction or portfolio position, or as a substitute for the purchase or sale of a currency or assets denominated in that currency. Forward contracts are agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. Transaction hedging is the purchase or sale of forward foreign currency contracts with respect to specific receivables or payables of the Fund accruing in connection with the purchase and sale of its portfolio securities quoted or denominated in the same or related foreign currencies. Portfolio hedging is the use of forward foreign currency contracts to offset portfolio security positions denominated or quoted in the same or related foreign currencies. The Fund may elect to hedge less than all of its foreign portfolio positions as deemed appropriate by the Adviser.

If the Fund purchases a forward contract or sells a forward contract for non-hedging purposes, its custodian will segregate cash or liquid securities, of any type or maturity, in a separate account of the Fund in an amount equal to the value of the Fund's total assets committed to the consummation of such forward contract. The assets in the segregated account will be valued at market daily and if the value of the securities in the separate account declines, additional cash or securities will be placed in the account so that the value of the account will be equal the amount of the Fund's commitment with respect to such contracts.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions also preclude the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates.

The cost to the Fund of engaging in foreign currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency are usually conducted on a principal basis, no fees or commissions are involved.

Risks in Foregin Securities. Investments in foreign securities may involve a greater risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers.

Because foreign securities may be denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the Fund's net asset value, the value of dividends and interest earned, gains and losses realized on the sale of securities, and any net investment income and gains that the Fund distributes to shareholders. Securities transactions undertaken in some foreign markets may not be settled promptly, so that the Fund's investments on foreign exchanges may be less liquid and subject to the risk of fluctuating currency exchange rates pending settlement.

Foreign securities will be purchased in the best available market, whether through over-the-counter markets or exchanges located in the countries where principal offices of the issuers are located. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United

States exchanges, although the Fund will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

With respect to certain foreign countries, there is a possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

The dividends in some cases, capital gains and interest payable on certain of the Fund's foreign portfolio securities may be subject to foreign withholding or other foreign taxes, thus reducing the net amount of income or gains available for distribution to the Fund's shareholders.

These risks may be intensified in the case of investments in emerging markets or countries with limited or developing capital markets and countries which are located in the Asia-Pacific region, Eastern Europe, Latin and South America and Africa. Security prices in these markets can be significantly more volatile than in more developed countries, reflecting the greater uncertainty of investing in these established markets and economies. Political, legal and economic structures in many of these emerging market countries may be undergoing significant evolution and rapid development, and they may lack the social, political, legal and economic stability characteristic of more developed countries. Emerging market countries may have failed in the past to recognize private property rights. They may have relatively unstable governments, present the risk of nationalization of business, restrictions on foreign ownership, or prohibitions on repatriation of assets, and may have less protection of property rights than more developed countries. Their economies may be predominantly based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of substantial holdings difficult or impossible at times. The Fund may be required to establish special custodial or other arrangements before making certain investments in those countries. Securities of issuers located in these countries may have limited marketability and may be subject to more abrupt or erratic price movements.


Repurchase Agreements. In a repurchase agreement the Fund buys a security for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price, plus accrued interest. The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements.

The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities and could experience losses, including the possible decline in the value of the underlying securities during the period while the Fund seeks to enforce its rights thereto, possible subnormal levels of income, decline in value of the underlying securities or lack of access to income during this period, as well as expense of enforcing its rights.

Reverse Repurchase Agreements. The Fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the Fund. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. The Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, the Fund will establish and maintain with the Fund's custodian a separate account consisting of liquid securities, of any type or maturity, in an amount at least equal to the repurchase prices of the securities (plus any accrued interest thereon) under such agreements. In addition, the Fund will not borrow money or enter into reverse repurchase agreements except from banks as a temporary measure for extraordinary emergency purposes in amounts not to exceed 33 1/3% of the value of the Fund's total assets (including the amount borrowed) taken at marekt value. The Fund will not leverage to attempt to increase income. The Fund will enter into reverse repurchase agreements only with federally insured banks which are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Adviser will monitor the creditworthiness of the banks involved.

Restricted Securities. The Fund may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933 ("1933 Act"), including commercial paper issued in reliance on Section 4(2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. The Fund will not invest more than 15% of its net assets in illiquid investments. If the Trustees determine, based upon a continuing review of the trading markets for specific Section 4(2) paper or Rule 144A securities that they are liquid, they will not be subject to the 15% limit on illiquid investments. The Trustees may adopt guidelines and delegate to the Adviser the daily function of determining and monitoring the liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor the Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

Options on Securities, Securities Indices and Currency. The Fund may purchase and write (sell) call and put options on any securities in which it may invest, on any securities index based on securities in which it may invest or on any currency in which Fund investments may be denominated. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund may write covered put and call options and purchase put and call options to enhance total return, as a substitute for the purchase or sale of securities or currency, or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.

Writing Covered Options. A call option on securities or currency written by the Fund obligates the Fund to sell specified securities or currency to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities or currency written by the Fund obligates the Fund to purchase specified securities or currency from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the Fund of the opportunity to profit from an increase in the market price of the securities or foreign currency assets in its portfolio. Writing covered put options may deprive the Fund of the opportunity to profit from a decrease in the market price of the securities or foreign currency assets to be acquired for its portfolio.

All call and put options written by the Fund are covered. A written call option or put option may be covered by (i) maintaining cash or liquid securities, either of which may be quoted or denominated in any currency, in a segregated account maintained by the Fund's custodian with a value at least equal to the Fund's obligation under the option, (ii) entering into an offsetting forward commitment and/or (iii) purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position. A written call option on securities is typically covered by maintaining the securities that are subject to the option in a segregated account. The Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index.

The Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Purchasing Options. The Fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts") in the market value of securities or currencies of the type in which it may invest. The Fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities or currency at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the Fund's portfolio securities or the currencies in which they are denominated. Put options may also be purchased by the Fund for the purpose of affirmatively benefiting from a decline in the price of securities or currencies which it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities or currency decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the Fund's portfolio securities.

The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or currencies or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The Fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Adviser will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Trustees.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Adviser's ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

Futures Contracts and Options on Futures Contracts. To seek to increase total return or hedge against changes in interest rates, or securities prices or currency exchange rates, the Fund may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. The Fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices, foreign currencies and any other financial instruments and indices. All futures contracts entered into by the Fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission ("CFTC").

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging and Other Strategies. Hedging is an attempt to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that the Fund proposes to acquire or the exchange rate of currencies in which portfolio securities are quoted or denominated. When interest rates are rising or securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. The Fund may seek to offset anticipated changes in the value of a currency in which its portfolio securities, or securities that it intends to purchase, are quoted or denominated by purchasing and selling futures contracts on such currencies.

The Fund may, for example, take a "short" position in the futures market by selling futures contracts in an attempt to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the dollar value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of the Fund's portfolio securities. Similarly, the Fund may sell futures contracts on any currencies in which its portfolio securities are quoted or denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern of correlation between the two currencies.

If, in the opinion of the Adviser, there is a sufficient degree of correlation between price trends for the Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the Fund's portfolio may be more or less volatile than prices of such futures contracts, the Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund's portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the Fund may take a "long" position by purchasing futures contracts. This would be done, for example, when the Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices that are currently available. The Fund may also purchase futures contracts as a substitute for transactions in securities or foreign currency, to alter the investment characteristics of or currency exposure associated with portfolio securities or to gain or increase its exposure to a particular securities market or currency.

Options on Futures Contracts. The Fund may purchase and write options on futures for the same purposes as its transactions in futures contracts. The purchase of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund's assets. By writing a call option, the Fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. The Fund will engage in futures and related options transactions either for bona fide hedging purposes or to seek to increase total return as permitted by the CFTC. To the extent that the Fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities (or the currency in which they are quoted or denominated) that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities or the currency in which they are quoted or denominated it intends to purchase. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or securities or instruments which it expects to purchase. As evidence of its hedging intent, the Fund expects that on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Fund will have purchased, or will be in the process of purchasing, equivalent amounts of related securities (or assets denominated in the related currency) in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for the Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

To the extent that the Fund engages in nonhedging transactions in futures contracts and options on futures, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the Fund's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. The Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for maintaining its qualifications as a regulated investment company for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities or currencies, require the Fund to establish with the custodian a segregated account consisting of cash or liquid securities in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between the Fund's futures positions and portfolio positions will be impossible to achieve. There are no futures contracts based upon individual securities, except certain U.S. Government securities. The only futures contracts available to hedge the Fund's portfolio are various futures on U.S. Government securities, securities indices and foreign currencies. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss. In addition, it is not possible to hedge fully or protect against currency fluctuations affecting the value of securities denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors not related to currency fluctuations.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the Fund from closing out positions and limiting its losses.

Lending of Securities. The Fund may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. The Fund may reinvest any cash collateral in short-term securities and money market funds. When the Fund lends portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Fund may incur a loss or, in the event of the borrower's bankruptcy, the Fund may be delayed in or prevented from liquidating the collateral. It is a fundamental policy of the Fund not to lend portfolio securities having a total value exceeding 33 1/3% of its total assets.

Rights and Warrants. The Fund may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price, subject to the Fund's Investment Restrictions. Generally, warrants and stock purchase rights do not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increases the potential profit or loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock.

Short Sales. The Fund may engage in short sales in order to profit from an anticipated decline in the value of a security. The Fund may also engage in short sales to attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities which the Adviser believes possess volatility characteristics similar to those being hedged. To effect such a transaction, the Fund must borrow the security sold short to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced the Fund is required to pay to the lender any accrued interest or dividends and may be required to pay a premium.

The Fund will realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. On the other hand, the Fund will incur a loss as a result of the short sale if the price of the security increases between those dates. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium, interest or dividends the Fund may be required to pay in connection with a short sale. The successful use of short selling as a hedging device may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

Under applicable guidelines of the staff of the Securities and Exchange Commission, if the Fund engages in short sales of the type referred to in non-fundamental Investment Restriction No. (c) (ii) and (iii) below, it must put in a segregated account (not with the broker) an amount of cash or U.S. Government securities equal to the difference between (1) the market value of the securities sold short at the time they were sold short and (2) any cash or U.S. Government securities required to be deposited as collateral with the broker in connection with the short sale (not including the proceeds from the short sale). In addition, until the Fund replaces the borrowed security, it must daily maintain the segregated account at such a level that the amount deposited in it plus the amount deposited with the broker as collateral will equal the current market value of the securities sold short.

Short selling may produce higher than normal portfolio turnover which may result in increased transaction costs to the Fund and may result in gains from the sale of securities deemed to have been held for less than three months, which gains must be less than 30% of the Fund's gross income for a taxable year in order for the Fund to qualify for treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code") for that year. See "TAX STATUS."

The Fund does not intend to enter into short sales (other than those "against the box") if immediately after such sale the aggregate of the value of all collateral plus the amount in such segregated account exceeds 5% of the value of the Fund's net assets. A short sale is "against the box" to the extent that the Fund contemporaneously owns or has the right to obtain at no added cost securities identical to those sold short.

Forward Commitment and When-Issued Securities. The Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. The Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When the Fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when- issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date the Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns.

Short Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The Fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments, or to take advantage of yield disparities between various fixed income securities in order to realize capital gains or improve income. Short-term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage expenses and may make it more difficult for the Fund to qualify as a regulated investment company for federal income tax purposes. The Fund's portfolio turnover rate is set forth in the table under the caption "Financial Highlights" in the Prospectus.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions. The following investment restrictions will not be changed without approval of a majority of the Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information, means approval by the lesser of (1) the holders of 67% or more of the Fund's shares represented at a meeting if more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) more than 50% of the Fund's outstanding shares.

The Fund observes the following fundamental restrictions.

The Fund may not:

(1)      Issue senior securities, except as permitted by paragraphs (2), (6) and
(7) below. For purposes of this restriction, the issuance of shares of beneficial interest in multiple classes or series, the purchase or sale of options, futures contracts, forward contracts, forward commitments and repurchase agreements entered into in accordance with the Fund's investment policy, and the pledge, mortgage or hypothecation of the Fund's assets within the meaning of paragraph (3) below, are not deemed to be the issuance of senior securities.

(2) Borrow money, except from banks as a temporary measure for extraordinary emergency purposes in amounts not to exceed 33 1/3% of the value of the Fund's total assets (including the amount borrowed) taken at market value. The Fund will not leverage to attempt to increase income.

(3) Pledge, mortgage or hypothecate its assets, except to secure indebtedness permitted by paragraph (2) above and then only if such pledging, mortgaging or hypothecating does not exceed 33 1/3% of the Fund's total assets taken at market value.

(4) Act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter for purposes of the Securities Act of 1933.

(5) Purchase or sell real estate, any interest therein, or real estate limited partnership interests, except that the Fund may invest in securities of corporate or governmental entities secured by real estate or marketable interests therein or securities issued by companies that invest in real estate or interests therein.

(6) Make loans, except that the Fund may lend portfolio securities in accordance with the Fund's investment policies up to 33 1/3 % of the Fund's total assets taken at market value, enter into repurchase agreements and purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, banker's acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

(7) Invest in commodities or in commodity contracts or in puts, calls, or combinations of both, except options on currency, securities and securities indices, futures contracts on currency, securities and securities indices and options on such futures, forward foreign currency exchange contracts, forward commitments, securities index put or call warrants and repurchase agreements entered into in accordance with the Fund's investment policies.

(8) With respect to 75% of the Fund's total assets, purchase securities of an issuer (other than the U.S. Government, its agencies or instrumentalities), if (i) such purchase would cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer, or (ii) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

(9) Purchase securities, other than obligations of the U.S. Government or any of its agencies or instrumentalities, if such purchase would cause 25% or more of the value of the Fund's total assets to be invested in securities of issuers conducting their principal business activities in the same industry, except that the Fund shall invest at least 25% of the value of its total assets in securities of issuers in the retail sales group of industries.

For purposes of fundamental investment restriction (9) above, the "retail sales group of industries" consists of the group of retail industries included under the caption "Retail and Wholesale Trade-Retail" in the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission published by the Securities and Exchange Commission.

Non-Fundamental Investment Restrictions. The following investment restrictions are designated as non-fundamental and may be changed by the Trustees without shareholder approval.

The Fund may not:

(a) Participate on a joint or joint-and-several basis in any securities trading account. The "bunching" of orders for the sale or repurchase of marketable portfolio securities with other accounts under the management of the Adviser to save commissions or to average prices among them is not deemed to be participation in a joint securities trading account.

(b) Purchase securities on margin except that the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities.

(c) Make short sales of securities or maintain a short position unless (i) at all times when a short position is open the Fund owns an equal amount of such securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short; (ii) for the purpose of hedging the Fund's exposure to an actual or anticipated market decline in the value of its investments; or (iii) in order to profit from an anticipated decline in the value of a security.

(d) Knowingly purchase or retain securities of an issuer if one or more of the Trustees or officers of the Trust or directors or officers of the Adviser or any investment management subsidiary of the Adviser individually owns beneficially more than 0.5% and together own beneficially more than 5% of the securities of such issuer.

(e) Purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in the securities of other investment companies, (ii) the Fund would hold more than 3% of the total outstanding voting securities of any one investment company, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one investment company. These limitations do not apply to (a) the investment of cash collateral, received by the Fund in connection with lending the Fund's portfolio securities, in the securities of open- end investment companies or (b) the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or purchase of substantially all of the assets of another investment company. Subject to the above percentage limitations, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Fund. In addition, as a nonfundamental restriction, the Fund may not purchase the shares of any closed-end investment company except in the open market where no commission or profit to a sponsor or dealer results from the purchase, other than customary brokerage fees.

(f) Purchase securities of any issuer which, together with any predecessor, has a record of less than three years' continuous operations prior to the purchase if such purchase would cause investments of the Fund in all such issuers to exceed 5% of the value of the total assets of the Fund.

(g) Purchase any security, including any repurchase agreement maturing in more than seven days, which is not readily marketable, if more than 15% of the net assets of the Fund, taken at market value, would be invested in such securities.

(h) The Fund will not purchase warrants of any issuer, if, as a result of such purchases, more than 2% of the value of the Fund's total assets would be invested in warrants which are not listed on the New York Stock Exchange or the American Stock Exchange or more than 5% of the value of the total assets of the Fund would be invested in warrants generally, whether or not so listed. For these purposes, warrants are to be valued at the lesser of cost or market, but warrants acquired by the Fund in units with or attached to debt securities shall be deemed to be without value.

(i) The Fund will not purchase interests in oil, gas or other mineral exploration programs; however, this policy will not prohibit the acquisition of securities of companies engaged in the production or transmission of oil, gas or other minerals.

(j) The Fund will not purchase securities while outstanding borrowings exceed 5% of the Fund's total assets.

In order to permit the sale of shares of the Fund in certain states, the Trustees may, in their sole discretion, adopt restrictions on investment policy more restrictive than those described above. Should the Trustees determine that any such more restrictive policy is no longer in the best interest of the Fund and its shareholders, the Fund may cease offering shares in the state involved and the Trustees may revoke such restrictive policy. Moreover, if the states involved shall no longer require any such restrictive policy, the Trustees may, in their sole discretion, revoke such policy. The Fund has agreed with state securities administrators that it will not purchase the following securities:

         The Fund may not purchase securities of any open-end investment company except when such purchase is part of a plan of merger, consolidation, reorganization or purchase of substantially all of the assets of any other investment company.

THOSE RESPONSIBLE FOR MANAGEMENT

The business of the Fund is managed by its Trustees of the Trust who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also officers or Directors of the Adviser or officers or Directors of the Fund's principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------
Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman and Chief Executive
101 Huntington Avenue                   Executive Officer (1, 2)               Officer, the Adviser and The
Boston, MA  02199                                                              Berkeley Financial Group ("Berkeley
October 1944                                                                   Group"); Chairman, NM Capital
                                                                               Management, Inc. ("NM Capital") and
                                                                               John Hancock Advisers International
                                                                               Limited ("Advisers International");
                                                                               Chairman, Chief Executive Officer
                                                                               and President, John Hancock Funds,
                                                                               Inc. ("John Hancock Funds"), First
                                                                               Signature Bank and Trust Company
                                                                               and Sovereign Asset Management
                                                                               Corporation ("SAMCorp."); Director,
                                                                               John Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Capital Corporation and New
                                                                               England/Canada Business Council;
                                                                               Member, Investment Company
                                                                               Institute Board of Governors;
                                                                               Director, Asia Strategic Growth
                                                                               Fund, Inc.; Trustee, Museum of
                                                                               Science; Vice Chairman and
                                                                               President, the Adviser (until July
                                                                               1992); Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       17

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dennis S. Aronowitz                     Trustee (3)                            Professor of Law, Emeritus, Boston
Boston University                                                              University School of Law; Trustee,
Boston, Massachusetts                                                          Brookline Savings Bank.
June 1931

Richard P. Chapman, Jr.                 Trustee (1, 3)                         President, Brookline Savings Bank;
160 Washington Street                                                          Director, Federal Home Loan Bank of
Brookline, MA  02147                                                           Boston (lending); Director, Lumber
February 1935                                                                  Insurance Companies (fire and
                                                                               casualty insurance); Trustee,
                                                                               Northeastern University (education);
                                                                               Director, Depositors Insurance Fund,
                                                                               Inc. (insurance).

William J. Cosgrove                     Trustee (3)                            Vice President, Senior Banker and
20 Buttonwood Place                                                            Senior Credit Officer, Citibank,
Saddle River, NJ  07458                                                        N.A. (retired September 1991);
January 1933                                                                   Executive Vice President, Citadel
                                                                               Group Representatives, Inc.; EVP
                                                                               Resource Evaluation, Inc.
                                                                               (consulting) (until October 1993);
                                                                               Trustee, the Hudson City Savings
                                                                               Bank (since 1995).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       18

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Douglas M. Costle                       Trustee (1, 3)                         Director, Chairman of the Board and
RR2 Box 480                                                                    Distinguished Senior Fellow,
Woodstock, VT  05091                                                           Institute for Sustainable
July 1939                                                                      Communities, Montpelier, Vermont
                                                                               (since 1991); Dean Vermont Law
                                                                               School (until 1991); Director, Air
                                                                               and Water Technologies Corporation
                                                                               (environmental services and
                                                                               equipment), Niagara Mohawk Power
                                                                               Company (electric services) and
                                                                               Mitretek Systems (governmental
                                                                               consulting services).

Leland O. Erdahl                        Trustee (3)                            Director, Santa Fe Ingredients
8046 Mackenzie Court                                                           Company of California, Inc. and
Las Vegas, NV  89129                                                           Santa Fe Ingredients Company, Inc.
December 1928                                                                  (private food processing companies),
                                                                               Uranium Resources, Inc.; President,
                                                                               Stolar, Inc. (1987-1991); President,
                                                                               Albuquerque Uranium Corporation
                                                                               (1985-1992); Director,
                                                                               Freeport-McMoRan Copper & Gold
                                                                               Company, Inc., Hecla Mining Company,
                                                                               Canyon Resources Corporation and
                                                                               Original Sixteen to One Mines, Inc.
                                                                               (1984-1987 and 1991-1995)
                                                                               (management consultant).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.










                                       19

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard A. Farrell                      Trustee(3)                             President of Farrell, Healer & Co.,
Venture Capital Partners                                                       (venture capital management firm)
160 Federal Street                                                             (since 1980);  Prior to 1980, headed
23rd Floor                                                                     the venture capital group at Bank of
Boston, MA  02110                                                              Boston Corporation.
November 1932

Gail D. Fosler                          Trustee (3)                            Vice President and Chief Economist,
4104 Woodbine Street                                                           The Conference Board (non-profit
Chevy Chase, MD  20815                                                         economic and business research);
December 1947                                                                  Director, Unisys Corp.; and H.B.
                                                                               Fuller Company.

William F. Glavin                       Trustee (3)                            President, Babson College; Vice
Babson College                                                                 Chairman, Xerox Corporation (until
Horn Library                                                                   June 1989); Director, Caldor Inc.,
Babson Park, MA 02157                                                          Reebok, Ltd. (since 1994) and Inco
March 1931                                                                     Ltd.

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Director,
Boston, MA  02199                                                              The Berkeley Group, John Hancock
April 1953                                                                     Funds; Director, Advisers
                                                                               International; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       20

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dr. John A. Moore                       Trustee (3)                            President and Chief Executive
Institute for Evaluating Health Risks                                          Officer, Institute for Evaluating
1629 K Street NW                                                               Health Risks, (nonprofit
Suite 402                                                                      institution) (since September 1989).
Washington, DC  20006-1602
February 1939

Patti McGill Peterson                   Trustee (3)                            Cornell Institute of Public Affairs,
Cornell University                                                             Cornell University (since August
Institute of Public Affairs                                                    1996); President Emeritus of Wells
364 Upson Hall                                                                 College and St. Lawrence University;
Ithica, NY  14853                                                              Director, Niagara Mohawk Power
May 1943                                                                       Corporation (electric utility) and
                                                                               Security Mutual Life (insurance).

John W. Pratt                           Trustee (3)                            Professor of Business Administration
2 Gray Gardens East                                                            at Harvard University Graduate
Cambridge, MA  02138                                                           School of Business Administration
September 1931                                                                 (since 1961).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.












                                       21

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Edward J. Spellman, CPA                 Trustee (3)                            Partner, KPMG Peat Marwick LLP
259C Commercial Bld.                                                           (retired June 1990).
Lauderdale, FL  33308
November 1932

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.










                                       22

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, SAMCorp.,
                                                                               Insurance Agency, Inc. and NM
                                                                               Capital; Counsel, John Hancock
                                                                               Mutual Life Insurance Company (until
                                                                               January 1996).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser, John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until 1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940.
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.


All of the officers listed are officers or employees of the Adviser or Affiliated Companies. Some of the Trustees and officers may also be officers and/or directors and/or Trustees of one or more of the other funds for which the Adviser serves as the investment adviser.

As of January 31, 1997, the officers and Trustees of the Trust as a group owned less than 1% of the outstanding shares of the Fund. To the knowledge of the Trust, only the following person owned of record or beneficially 5% or more of any class of the Fund's outstanding securities:

                                                             Percentage of
              Class A                 Shares Owned           Outstanding Shares
              -------                 ------------           ------------------

Boatmans Trust Co Agent For             134,953                     8.02%
Lambros LP
PO Box 14737
St Louis MO


                                                             Percentage of
              Class B                 Shares Owned           Outstanding Shares
              -------                 ------------           ------------------


MLPF & S For The                        351,576                    16.61%
Sole Benefit of Its Customers
4800 Deer Lake Drive East
Jacksonville, FL 32246-6484

The following table provides information regarding the compensation paid by the Fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services. Messrs. Boudreau, Scipione and Ms. Hodsdon, each a non-Independent Trustee, and each of the officers of the Fund are interested persons of the Adviser, are compensated by the Adviser and receive no compensation from the Fund for their services. The compensation to the Trustees from the Fund shown below is for the period from September 1, 1996 to October 31, 1996.


                                                           Total  Compensation From the
                                Aggregate Compensation     Fund and John Hancock Fund
Independent Trustees            From the Fund              Complex to Trustees*
--------------------            -------------              --------------------
Dennis S. Aronowitz                  $ --                        $ 72,450
Richard P. Charpman, Jr.+              --                          75,200
William J. Cosgrove+                   --                          72,450
Douglas M. Costle++                    --                          75,350
Leland O. Erdahl++                     --                          72,350
Richard A. Farrell++                   --                          75,350
Gail D. Fosler                         --                          68,450
William F. Glavin+ ++                  --                          72,250
Bayard Henry**                         --                          23,700
John A. Moore++                        --                          68,350
Patti McGill Peterson++                --                          72,100
John W. Pratt++                        --                          72,350
                                     ----                        --------
                                     $                           $894,300

* The total compensation paid by the John Hancock Fund Complex to the Independent Trustees is as of the calendar year ended December 31, 1996. As of this date, there were sixty-seven funds in the John Hancock Fund Complex of which each of these Independent Trustees served on thirty-five of funds.

** Mr. Henry retired from his position as a Trustee of the Fund effective April 26, 1996.

+ As of December 31, 1996 the value of the aggregate accrued deferred compensation from each Fund in the John Hancock Fund Complex for Mr. Chapman was $63,164 and for Mr. Cosgrove was $131,317 and for Mr. Glavin was $109,059 under the John Hancock Deferred Compensation Plan for Independent Trustees.

++       Became Trustees of the Trust on June 26, 1996.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and presently has more than $19 billion in assets under management in its capacity as investment adviser to the Fund and other mutual funds and publicly traded investment companies in the John Hancock group of funds having over 1,080,000 shareholders. The Adviser is an affiliate of the Life Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of more than $80 billion, the Life Company is one of ten largest life insurance companies in the United States, and carries high ratings from Standard & Poor's and A.M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Fund has entered into an investment management contract (the "Advisory Agreement") with the Adviser. Pursuant to the Advisory Agreement, the Adviser agreed to act as investment adviser and manager to the Fund. As manager and investment adviser, the Adviser will: (a) furnish continuously an investment program for the Fund and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held, sold or exchanged, and (b) provide supervision over all aspects of the Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Fund bears all costs of its organization and operation,  including  expenses
of  preparing,   printing  and  mailing  all  shareholders'  reports,   notices,
prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plan of distribution; fees and expenses of custodians including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Fund (including an allocable portion of the cost of the Adviser's employees rendering such services to the Fund; the compensation and expenses of Trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association membership; insurance premiums; and any extraordinary expenses.

As provided by the investment management contract, the Fund pays the Adviser monthly an investment management fee, which is accrued daily, based on a stated percentage of the average of the daily net assets of the Fund as follows:

Net Asset Value                                           Annual Rate
---------------                                           -----------

First $250,000,000                                          0.80%
Amount over $250,000,000                                    0.70%

From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to re-impose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more are selling the same security. If opportunities for purchase or sale of securities by the Adviser for the Fund or for other funds or clients for which the Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to the investment management contract, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which their respective contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of the obligations and duties under the applicable contract.

Under the investment management contract, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the contract or any extension, renewal or amendment thereof remains in effect. If the contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such a name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the non-exclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

The investment management contract and the distribution agreement discussed below, continue in effect from year to year if approved annually by vote of a majority of the Trustees who are not interested persons of one of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, and by either the Trustees or the holders of a majority of the Fund's outstanding voting securities. Each of these contracts automatically terminates upon assignment and may be terminated on 60 days' written notice by either party or by vote of a majority of the outstanding voting securities of the Fund.

For the periods ended August 31, 1996 and 1995, the Adviser's management fee was $79,077 and $4,205, respectively. After the expense reductions by the Adviser, for the periods ended August 31, 1996 and 1995, the Adviser did not impose any investment management fee. For the period from September 1, 1996 to October 31, 1996, the Adviser's management fee was $63,995. After the reduction by the Adviser for the period ended September 1, 1996 to October 31, 1996, the Adviser was paid an investment management fee of $17,973. In 1996, the Trustees changed the fiscal year-end of the Fund to October 31.

Accounting and Legal Services Agreement. The Trust, on behalf of the Fund, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement the Adviser provides the Fund with certain tax, accounting and legal services. For the period from September 1, 1996 to October 31, 1996, the Fund paid the Adviser $1,500 for services under this agreement.

In order to avoid conflicts with portfolio trades for the Fund, the Adviser and the Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Fund and its shareholders come first.

DISTRIBUTION CONTRACTS

The Fund has a Distribution Agreement with John Hancock Funds. Under the agreement, John Hancock Funds is obligated to use its best efforts to sell shares of each class on behalf of the Fund. Shares of the Fund are also sold by selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with John Hancock Funds. John Hancock Funds accepts orders for the purchase of the shares of the Fund which are continually offered at net asset value next determined, plus an applicable sales charge, if any. In connection with the sale of Class A or Class B shares, John Hancock Funds and Selling Brokers receive compensation in the form of a sales charge imposed, in the case of Class A shares, at the time of sale, or, in the case of Class B shares, on a deferred basis. The sales charges are discussed further in the Prospectus.

The Fund's Trustees adopted Distribution Plans with respect to Class A and Class B shares (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Plans, the Fund will pay distribution and service fees at an aggregate annual rate of up to 0.30% and 1.00%, respectively, of the Fund's daily net assets attributable to shares of that class. However, the service fee will not exceed 0.25% of the Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse John Hancock Funds for their distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of John Hancock Funds) engaged in the sale of Fund shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers and others for providing personal and account maintenance services to shareholders. In the event the John Hancock Funds is not fully reimbursed for payments or expenses they incur under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Fund does not treat unreimbursed expenses under the Class B Plan as a liability of the Fund because the Trustees may terminate Class B Plan at any time. For the period from September 1, 1996 to October 31, 1996, an aggregate of $172,913 of Distribution Expenses or 0.636% of the average net assets of the Fund's Class B shares was not reimbursed or recovered by John Hancock Funds through the receipt of deferred sales charge or Rule 12b-1 fees in prior periods.

The Plans were approved by a majority of the voting securities of the Fund. The Plans and all amendments were approved by the Trustees, including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans ("Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on such Plans.

Pursuant to the Plans, at least quarterly, John Hancock Funds provides the Fund with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their continued appropriateness.

The Plans provide that they will continue in effect only so long as their continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. The Plans provide that they may be terminated without penalty (a) by vote of a majority of the Independent Trustees, (b) by a vote of a majority of the Fund's outstanding shares of the applicable class upon 60 days' written notice to John Hancock Funds and (c) automatically in the event of assignment. The Plans further provide that they may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to that Plan. Each plan provides, that no material amendment to the Plans will be effective unless it is approved by a majority of the Trustees and the Independent Trustees of the Fund. The holders of Class A and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans, the Trustees concluded that, in their judgment, there is a reasonable likelihood that the Plans will benefit the holders of the applicable class of shares of the Fund.

Amounts paid to John Hancock Funds by any class of shares of the Fund will not be used to pay the expenses incurred with respect to any other class of shares of the Fund; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to a formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of Trustees. From time to time, the Fund may participate in joint distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the participating Funds.

During the period from September 1, 1996 to October 31, 1996, the Funds paid John Hancock Funds the following amounts of expenses with respect to the Class A and Class B shares of the Fund:


                                                            Expense Items

                                           Printing and
                                            Mailing of
                                          Prospectus to      Compensation to        Expense       Interest Carrying
                                                New              Selling               of          or Other Finance
                        Advertising        Shareholders          Brokers           Distributor         Charges
                        -----------        ------------          -------           -----------         -------
Class A shares            $ 2,380             $ 693               $ 45              $ 7,241              $ --

Class B shares            $10,645             $ (74)              $ 335             $33,848             $ 710

NET ASSET VALUE

For purposes of calculating the net asset value ("NAV") of the Fund's shares, the following procedures are utilized wherever applicable.

Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Equity securities traded on a principal exchange or NASDAQ National Market Issues are generally valued at last sale price on the day of valuation. Securities in the aforementioned category for which no sales are reported and securities traded over- the-counter are generally valued at the last available bid price.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time (12:00 noon, New York time) on the date of any determination of the Fund's NAV. If quotations are not readily available, or the value has been materially affected by events occurring after the closing of a foreign market, assets are valued by a method that the Trustees believe accurately reflects fair value.

The NAV for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

INITIAL SALES CHARGE ON CLASS A SHARES

Shares of the Fund are offered at a price equal to their net asset value, plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees reserve the right to change or waive the Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the Fund's best interest.

The sales charges applicable to purchases of Class A shares of the Fund are described in the Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares of the Fund, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Fund owned by the investor, or if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.

Combined Purchases. In calculating the sales charge applicable to purchases of shares made at one time, the purchases will be combined if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) certain groups of four or more individuals making use of salary deductions or similar group methods of payment whose funds are combined for the purchase of mutual fund shares. Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Without Sales Charges. Class A shares may be offered without a front-end sales charge or CDSC to various individuals and institutions as follows:

o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

o A bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family
         (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan for the individuals described above.

o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of Fund shares in fee-based investment products or services made available to their clients.

o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to the Fund.

o        A member of an approved affinity group financial services plan.*

o A member of a class action lawsuit against insurance companies who is investing settlement proceeds.

Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994, and participant directed defined contribution plans with at least 100 eligible employees at the inception of the Fund account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:

Amount Invested                                                     CDSC Rate
---------------                                                     ---------

$1 to $4,999,999                                                      1.00%
Next $5 million to $9,999,999                                         0.50%
Amounts of $10 million and over                                       0.25%


Class A shares  may  also be  purchased  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.

Shareholders of the John Hancock Global Technology Fund who were shareholders of John Hancock National Aviation & Technology Fund ("National Aviation") who held shares prior to May 1, 1984 are permitted for an indefinite period to purchase additional shares of the John Hancock Global Technology Fund at net asset value, without a sales charge, provided that the purchasing shareholder held shares of National Aviation continuously from April 30, 1984 to July 28, 1995 (the date of the merger of National Aviation into the John Hancock Global Technology Fund) and shares of the John Hancock Global Technology Fund from that date to the date of the purchase in question.

*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of a reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current account value of the Class A shares already held by such person.

Combination Privilege. Reduced sales charges also are available to an investor based on the aggregate amount of his concurrent and prior investments in Class A shares of the Fund and shares of all other John Hancock funds which carry a sales charge.

Letter of Intention. Reduced sales charges are also applicable to investments made pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. The Fund offers two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a specified period of thirteen (13) months. Investors who are using the Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA, SEP, SARSEP, 401(k), 403(b) (including TSAs) and 457 plans. Such an investment (including accumulations and combinations) must aggregate $50,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference between the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months) the sales charge applicable will not be higher than that which would have applied (including accumulations and combinations) had the LOI been for the amount actually invested.

The LOI authorizes Signature Services to hold in escrow sufficient shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrowed Class A shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay the sales charge as may be due. By signing the LOI, the investor authorizes Signature Services to act as his or her attorney-in-fact to redeem any escrowed shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Fund to sell, any additional shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES

Investments in Class B shares are purchased at net asset value per share without the imposition of an initial sales charge so the Fund will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. Accordingly, no CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.

Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six-year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the six-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.

When requesting a redemption for a specific dollar amount, please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account and the proceeds will be less any applicable CDSC.

Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time your CDSC will be calculated as follows:

*        Proceeds of 50 shares redeemed at $12 per share                   $600
*        Minus proceeds of 10 shares not subject to CDSC
         (dividend reinvestment)                                           -120
*        Minus appreciation on remaining shares (40 shares X $2)            -80
                                                                          -----
*        Amount subject to CDSC                                            $400

Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B shares without a sales charge being deducted at the time of the purchase. See the Prospectus for additional information regarding the CDSC.

Waiver of Contingent Deferred Sales Charge. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to CDSC, unless indicated otherwise, in the circumstances defined below:

For all account types:

* Redemptions made pursuant to the Fund's right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waivers" of the Prospectus.

* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value, including reinvested dividends, at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note that this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a CDSC.)

For Retirement Accounts (such as IRA, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans as described in the Internal Revenue Code) unless otherwise noted.

* Redemptions made to effect mandatory or life expectancy distributions under the Internal Revenue Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement plans under Section 401(a) of the Code (such as 401(k), Money Purchase Pension Plan, Profit-Sharing Plan).

* Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA plans that purchased shares prior to May 15, 1995.

Please see matrix for reference.

CDSC Waiver Matrix for Class B Funds.

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Type of              401(a) Plan        403(b)              457                IRA, IRA           Non-retirement
Distribution         (401(k), MPP,                                             Rollover
                     PSP)
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Death or             Waived             Waived              Waived             Waived             Waived
Disability
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Over 70 1/2          Waived             Waived              Waived             Waived for         12% of account
                                                                               mandatory          value annually in
                                                                               distributions or   periodic payments
                                                                               12% of account
                                                                               value annually
                                                                               in periodic
                                                                               payments
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Between 59 1/2       Waived             Waived              Waived             Waived for Life    12% of account
and 70 1/2                                                                     Expectancy or      value annually in
                                                                               12% of account     periodic payments
                                                                               value annually
                                                                               in periodic
                                                                               payments
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Under 59 1/2         Waived             Waived for          Waived for         Waived for         12% of account
                                        annuity payments    annuity payments   annuity payments   value annually in
                                        (72+) or 12% of     (72+) or 12% of    (72+) or 12% of    periodic payments
                                        account value       account value      account value
                                        annually in         annually in        annually in
                                        periodic payments   periodic payments  periodic payments
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Loans                Waived             Waived              N/A                N/A                N/A
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Termination of       Not Waived         Not Waived          Not Waived         Not Waived         N/A
Plan
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Hardships            Waived             Waived              Waived             N/A                N/A
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Return of            Waived             Waived              Waived             Waived             N/A
Excess
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------

         If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed you are entitled to the waiver.

SPECIAL REDEMPTIONS

Although it would not normally do so, the Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the Trustees. When the shareholder sells portfolio securities received in this fashion he would incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Fund has, however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Fund must redeem its shares for cash except to the extent that the redemption payments to any shareholder during any 90- day period would exceed the lesser of $250,000 or 1% of the Fund's net asset value at the beginning of such period.

ADDITIONAL SERVICES AND PROGRAMS

Exchange Privilege. The Fund permits exchanges of shares of any class of a fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

The Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

The Fund may refuse any exchange order. The Fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. The Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds arising from the redemption of the Fund's shares. Since the redemption price of the Fund shares may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, a withdrawal pursuant to this plan may result in recognition of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares of the Fund could be disadvantageous to a shareholder because of the initial sales charge payable on purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Class A or Class B shares at the same time that a Systematic Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program ("MAAP"). The program is explained in the Prospectus. The program, as it relates to automatic investment checks, is subject to the following conditions:

The investments will be drawn on or about the day of the month indicated.

The privilege of making investments through the MAAP may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.

The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the due date of any investment.

Reinstatement or Reinvestment Privilege. Upon notification of Signature Services, a shareholder who has redeemed shares of the Fund may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or in any John Hancock mutual fund, subject to the minimum investment limit of that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of any John Hancock mutual funds. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares.

To protect the interests of other investors in the Fund, the Fund may cancel the reinvestment privilege of any parties that, in the opinion of the Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, the Fund may refuse any reinvestment request.

The Fund may change or cancel its reinvestment policies at any time.

A redemption or exchange of shares of the Fund is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "TAX STATUS."

DESCRIPTION OF THE FUND'S SHARES

The Trustees of the Trust are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have authorized shares of the Fund and two other series. Additional series may be added in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Fund, or any other series of the Trust, into one or more classes. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B.

The shares of each class of the Fund represent an equal proportionate interest in the aggregate net assets attributable to that class of the Fund. Holders of Class A and Class B shares each have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the facts that (i) Class B shares will pay higher distribution and service fees than Class A shares and (ii) each of Class A and Class B shares will bear any class expenses properly allocable to that class of shares, subject to the conditions the Internal Revenue Service imposes with respect to the multiple-class structures. Similarly, the net asset value per share may vary depending on whether Class A or Class B shares are purchased.

In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Unless otherwise required by the Investment Company Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the Trust. However, the Fund's Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of the Trust. The Declaration of Trust also provides for indemnification out of the Trust assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no fund included in this Fund's prospectus shall be liable for the liabilities of any other John Hancock fund. Liability is therefore limited to circumstances in which the Trust itself would be unable to meet its obligations, and the possibility of this occurrence is remote.


A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.

TAX STATUS

Each series of the Trust, including the Fund, is treated as a separate entity for tax purposes. The Fund has qualified and elected to be treated as a "regulated investment company" under Subchapter M of the Code and intends to continue to so qualify for each taxable year. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification of its assets, the Fund will not be subject to Federal income tax on taxable income (including net realized capital gains) which is distributed to shareholders in accordance with the timing requirements of the Code.

The Fund will be subject to a four percent nondeductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to seek to avoid or minimize liability for such tax by satisfying such distribution requirements.

Distributions from the Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from the Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain," they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of the Fund.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

Foreign exchange gains and losses realized by the Fund in connection with certain transactions involving foreign currency-denominated debt securities, foreign currency forward contracts, certain options or futures contracts on foreign currencies, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to the Fund's investment in stock or securities, possibly including speculative currency positions or currency derivatives not used for hedging purposes, may increase the amount of gain it is deemed to recognize from the sale of certain investments or derivatives held for less than three months, which gain is limited under the Code to less than 30% of its gross income for each taxable year, and may under future Treasury regulations produce income not among the types of "qualifying income" from which the Fund must derive at least 90% of its gross income for each taxable year. If the net foreign exchange loss for a year treated as ordinary loss under Section 988 were to exceed the Fund's investment company taxable income computed without regard to such loss the resulting overall ordinary loss for such year would not be deductible by the Fund or its shareholders in future years.

If the Fund invests in stock of certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rentals, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), the Fund could be subject to Federal income tax and additional interest charges on "excess distributions" received from these passive foreign investment companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election could require the Fund to recognize taxable income or gain without the concurrent receipt of cash. The Fund may limit and/or manage its investments in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

Limitations imposed by the Code on regulated investment companies like the Fund may restrict the Fund's ability to enter into options and futures contracts, foreign currency positions and foreign currency forward contracts. Certain of these transactions may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and may affect the character as long-term or short-term (or, in the case of certain foreign currency options, futures and forward contracts, as ordinary income or loss) of some capital gains and losses realized by the Fund. Additionally, certain of the Fund's losses on transactions involving options, futures, forward contracts, and any offsetting or successor positions in its portfolio may be deferred rather than being taken into account currently in calculating the Fund's taxable income or gain. Certain of such transactions may also cause the Fund to dispose of investments sooner than would otherwise have occurred. These transactions may therefore affect the amount, timing and character of the Fund's distributions to shareholders. The Fund will take into account the special tax rules applicable to options, futures or forward contracts, including consideration of available elections, in order to seek to minimize any potential adverse tax consequences.

The amount of net realized capital gains, if any, in any given year will result from sales of securities or the use of options or future contracts made with a view to the maintenance of a portfolio believed by the Fund's management to be most likely to attain the Fund's objective. Such sales and transactions, and any resulting gains or losses, may therefore vary considerably from year to year. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Consequently, subsequent distributions on those shares from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares and the distributions in reality represent a return of a portion of the purchase price.

Upon a redemption of shares of the Fund (including by exercise of the exchange privilege) a shareholder will ordinarily realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Fund or another John Hancock fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. This disregarded charge will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the Fund within a period of 61 days, beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to automatic dividend reinvestments. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although the Fund's present intention is to distribute, at least annually, all net capital gain, if any, the Fund reserves the right to retain and reinvest all or any portion of the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net capital gain realized in any year to the extent that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain in his return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the Fund, and
(c) be entitled to increase the adjusted tax basis for his Fund shares by the difference between his pro rata share of such excess and his pro rata share of such taxes.

For Federal income tax purposes, the Fund is permitted to carry forward a net realized capital loss in any year to offset net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net realized capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and as noted above would not be distributed as such to shareholders. The Fund has $2,061,437 of capital loss carryforwards available to offset against future net realized capital gains. The carryforwards expire as follows: October 31, 2003-$849 and October 31, 2004-$2,060,588.

For purposes of the dividends-received deduction available to corporations, dividends received by the Fund from U.S. domestic corporations in respect of any share of stock held by the Fund, for U.S. Federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and properly designated by the Fund may be treated as qualifying dividends. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their Fund shares in order to qualify for the deduction and, if they have any debt that is deemed under the Code directly attributable to Fund shares, may be denied a portion of the dividends received deduction. The entire qualifying dividend, including the otherwise-deductible amount, will be included in determining alternative minimum tax liability, if any. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for Federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

The Fund may be subject to withholding and other taxes imposed by foreign countries with respect to its investments in foreign securities. Tax conventions between certain countries and the U.S. or deductions may reduce or eliminate such taxes in some cases. Investors may be entitled to claim U.S. foreign tax credits or deductions with respect to foreign income taxes or certain other foreign taxes ("qualified foreign taxes"), subject to certain provisions and limitations contained in the Code. Specifically, if more than 50% of the Fund's total assets at the close of any taxable year consist of stock or securities of foreign corporations, the Fund may file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to (i) include in ordinary gross income (in addition to taxable dividends and distributions actually received) their pro rata shares of qualified foreign taxes paid by the Fund even though not actually received by them, and (ii) treat such respective pro rata portions as foreign taxes paid by them.

If the Fund makes this election, shareholders may then deduct such pro rata portions of qualified foreign taxes in computing their taxable incomes, or, alternatively, use them as foreign tax credits, subject to applicable limitations, against their U.S. federal income taxes. Shareholders who do not itemize deductions for Federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by the Fund, although such shareholders will be required to include their shares of such taxes in gross income. Shareholders who claim a foreign tax credit for such foreign taxes may be required to treat a portion of dividends received from the Fund as a separate category of income for purposes of computing the limitations on the foreign tax credit. Tax-exempt shareholders will ordinarily not benefit from this election. Each year (if any) that the Fund files the election described above, its shareholders will be notified of the amount of (i) each shareholder's pro rata share of qualified foreign taxes paid by the Fund and
(ii) the portion of Fund dividends that represents income from each foreign country. If the Fund cannot or does not make this election, the Fund will deduct the foreign taxes it pays in determining the amount it has available for distribution to shareholders, and shareholders will not include these foreign taxes in their income, nor will they be entitled to any tax deductions or credits with respect to such taxes.

The Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the Fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market rules applicable to certain options, futures contracts, and forward contracts may also require the Fund to recognize income or gain without a concurrent receipt of cash. However, the Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the Fund may in its sole discretion provide relevant information to shareholders.

The Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish the Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. The Fund may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provision.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of Fund shares may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of the Fund in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their Fund investment is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from the Fund and, unless an effective IRS Form W-8 or authorized substitute for Form W-8 is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.

The Fund is not subject to Massachusetts corporate excise or franchise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.

CALCULATION OF PERFORMANCE

The average annual total return for Class A shares of the Fund for the one year period ended October 31, 1996 and since commencement of operations on September 29, 1994 was 22.28% and 29.65%, respectively. The total return (not annualized) for Class B shares of the Fund since commencement of operations on January 22, 1996 was 22.36%. The Fund's total return is computed by finding the average annual compounded rate of return over the 1 year and life-of-fund periods that would equate the initial amount invested to the ending redeemable value according to the following formula:

     n _____
T = \ /ERV/P - 1

Where:

P        =      a hypothetical initial investment of $1,000.

T        =      average annual total return.

n        =      number of years.

ERV      =      ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1 year and life-of-fund periods.

Because each share has its own sales charge and fee structure, the classes have different performance results. In the case of Class A or Class B shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC is applied at the end of the period, respectively. This calculation assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during the period stated by the maximum offering price or net asset value at the end of the period. Excluding the Fund's sales charge from the distribution rate produces a higher rate.

In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments and/or a series of redemptions over any time period. Total returns may be quoted with or without taking the Fund's sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Fund's sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.

From time to time, in reports and promotional literature, the Fund's total return will be compared to indices of mutual funds such as Lipper Analytical Services, Inc.'s "Lipper - Mutual Performance Analysis," a monthly publication which tracks net assets, total return and yield on mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well as the Russell and Wilshire Indices.

Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S may also be utilized. The Fund's promotional and sales literature may make reference to the Fund's "beta". Beta is a reflection of the market related risk of the Fund by showing how responsive the Fund is to the market.

The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares; fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses.

BROKERAGE ALLOCATION

Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the officers of the Adviser pursuant to recommendations made by an investment committee of the Adviser, which consists of officers and directors of the Adviser and affiliates and officers and Trustees who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the officers of the Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer and transactions with dealers serving as market makers reflect a "spread." Investments in debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on such transactions.

In the U.S. and in some other countries, debt securities are traded principally in the over-the-counter market on a net basis through dealers acting for their own account and not as brokers. In other countries, both debt and equity securities are traded on exchanges at fixed commission rates. Commissions on foreign transactions are generally higher than the negotiated commission rates available in the U.S. There is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the U.S.

The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the

Rules of Fair Practice of the National Association of Securities Dealers, Inc. and other policies that the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and to a lesser extent statistical assistance furnished to the Adviser of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Company or other advisory clients of the Adviser, and, conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will not make commitments to allocate portfolio transactions upon any prescribed basis. While the Trust's officers will be primarily responsible for the allocation of the Fund's brokerage business, their policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the period from September 1, 1996 to October 31, 1996, the Fund paid negotiated brokerage commissions in the amount of $38,488.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that the commission is reasonable in light of the services provided and to policies that the Trustees may adopt from time to time. For the period from September 1, 1996 to October 31, 1996, the Fund directed commissions in the amount of $7,448 to compensate brokers for research services such as industry, economics, and company reviews and evaluations of securities.

The Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Distributors, Inc., a broker-dealer ("Distributors" or "Affiliated Broker"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Affiliated Brokers. For the period from September 1, 1996 to October 31, 1996, the Fund paid no brokerage commissions to any Affiliated Broker.

Distributors may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the Investment Company Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers except for accounts for which the Affiliated Broker acts as clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not "interested persons" (as defined in the Investment Company
Act) of the Fund, the Adviser or the Affiliated Broker. Because the Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which include elements of research and related investment skills, such research and related skills will not be used by the Affiliated Broker as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria.

Other investment advisory clients advised by the Adviser may also invest in the same securities as the Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser may average the transactions as to price and allocate the amount of available investments in a manner which the Adviser believes to be equitable to each client, including the Fund. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the Adviser may aggregate securities to be sold or purchased for the Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.

TRANSFER AGENT SERVICES

John Hancock Signature Services, Inc., 1 John Hancock Way STE 1000, Boston, MA 02217-1000, a wholly owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Fund. The Fund pays an annual fee of $19.00 for each Class A shareholder and $21.50 for each Class B shareholder, plus certain out-of-pocket expenses. These expenses are aggregated and charged to the Fund and allocated to each class on the basis of their relative net asset values.

CUSTODY OF PORTFOLIO

Portfolio securities of the Fund are held pursuant to a custodian agreement between the Fund and State Street Bank & Trust Company, 225 Franklin Street, Boston, Massachusetts 02110. Under the custodian agreement, State Street Bank & Trust Company performs custody, portfolio and fund accounting services.

INDEPENDENT AUDITORS

The independent auditors of the Fund are Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts 02110. Price Waterhouse audits and renders an opinion on the Fund's annual financial statements and reviews the Fund's annual Federal income tax return.

FINANCIAL STATEMENTS

                         John Hancock Funds

                                Global
                             Marketplace
                                 Fund

                            Annual Report

                          October 31, 1996



TRUSTEES

Edward J. Boudreau, Jr.
Dennis S. Aronowitz*
Richard P. Chapman, Jr.*
William J. Cosgrove*
Douglas M. Costle*
Leland O. Erdahl*
Richard A. Farrell*
Gail D. Fosler*
William F. Glavin*
Anne C. Hodsdon
Dr. John A. Moore*
Patti McGill Peterson*
John W. Pratt*
Richard S. Scipione
Edward J. Spellman*
*Members of the Audit Committee

OFFICERS

Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and Compliance Officer

CUSTODIAN

State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02110

TRANSFER AGENT

John Hancock Investor Services Corporation
P.O. Box 9116
Boston, Massachusetts 02205-9116

INVESTMENT ADVISER

John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR

John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL

Hale and Dorr
60 State Street
Boston, Massachusetts 02109

INDEPENDENT AUDITORS

Price Waterhouse LLP
160 Federal Street
Boston, Massachusetts 02110



A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and
Chief Executive Officer, flush right, next to second paragraph.

CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

Most analysts agree that the Social Security system will run out of money by the year 2030 unless Congress makes some changes. Although it seems a long way off, the issue is serious enough that at least one group has already studied the problem, and experts and politicians alike have weighed in with a slew of prescriptions. Legislative action could be in the offing in 1997.

The problem stems from demographic and societal changes. The number of retirees collecting Social Security is growing rapidly, while the number of workers supporting the system is shrinking. Consider this: in 1950, there were 16 workers paying into the Social Security system for each retiree collecting benefits. Today, there are three workers for each retiree and by 2019 there will be two. Starting then, the Social Security Administration estimates that the amount paid out in Social Security benefits will start to be greater than the amount collected in Social Security taxes. Compounding the issue is the fact that people are retiring earlier and living longer.

The state of the system has already left many people, especially younger and middle-aged workers, feeling insecure about Social
Security. A recent survey by the Employee Benefits Research
Institute (EBRI) found that 79% of current workers polled had little confidence in the ability of Social Security to maintain the same level of benefits as those received by today's retirees. Instead, they said they expect to use their own savings or employer-sponsored pensions for their retirement. Yet, remarkably, another EBRI survey revealed that only slightly more than half of America's current workers are saving money for retirement. Fewer than half own IRAs or participate in employer-sponsored pension or savings plans.

No matter how Social Security's problems get solved, one thing is clear. Americans need to rely on themselves for accumulating the bulk of their retirement savings. There's no law that says you should have to reduce your standard of living once you stop working. So we encourage you to save all that you can now, so you can live the way you'd like to later.

Sincerely,


/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER



BY BERNICE S. BEHAR, CFA, PORTFOLIO MANAGER

John Hancock
Global Marketplace Fund

Fund outpaces retail sector;
focus on niche players with unique methods

Recently, the Fund's fiscal year end changed from August to October. What follows is a discussion of the Fund's performance for the 12 months ended October 31, 1996.

Despite a relatively tough operating environment for retailers, improved economic conditions helped John Hancock Global Marketplace Fund post strong absolute and relative performance for the year ended October 31, 1996. The Fund's Class A shares had a total return of 28.76% at net asset value. The Fund's Class B shares, which began on January 22, 1996, had a total return of 27.36% at net asset value through October 31, 1996. By comparison, the average global fund returned 15.52% for the same period, according to Lipper Analytical Services1 and the Merrill Lynch Retail Index returned 24.10%. Please see pages six and seven for longer-term performance information. The key to the Fund's outperformance is that we focus on finding the strongest players in various categories, as well as on companies that have an innovative distribution channel, a unique product, service or competitive advantage or innovative marketing or sales methods.

The key to
the Fund's
outperformance
is a focus on
the strongest
players in a
category.

A 2" x 3 1/2" photo of the portfolio management team. Caption reads: Bernice Behar and Fund management team members William
Maffie (r) and Robert Hallisey (l)".

Dominant market players win store wars

Even though we've seen some recent consolidation among stores, U.S. retail space per capita remains extremely high and has nearly doubled over the past 20 years. To survive in today's difficult retailing environment, companies generally must dominate their category, offer unique goods or services, or occupy a unique niche in order to distinguish themselves. If they don't, they find themselves hard-pressed to attract consumers in a marketplace that is literally glutted with stores. That helps explain why retailer Tommy Hilfiger was so successful during a period when other apparel makers were suffering. The company's early acknowledgment of the trend toward business casual wear and its successful launch of a women's clothing line have helped immunize it from the difficulties facing many other apparel manufacturers and marketers. In another arena, PETsMART, the nation's largest pet supply chain, has dominated its rivals by offering an almost unrivaled number of pet care products and services. Unfortunately, Urban Outfitters, which sells trendy apparel and home accessories targeted at the youth market, didn't fare as well. The stock stumbled when the company disappointed investors by failing to meet expansion plans.

Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) CompUSA 2.0%; 2) Neiman Marcus Group 1.8%; 3) JDA Software Group 1.8%; 4) Quality Food Centers 1.8%; 5) Kohl's Corp. 1.7%. Footnote below states "As a percentage of total net assets on October 31, 1996."


"During the
past six
months we
increased
our holdings
in super-
markets."

Table entitled "Scorecard" at bottom of left hand column. The header for the left column is "Investments"; the header for the right column is "Recent performance ... and what's behind the numbers. The first listing is Gucci followed by an up arrow and the phrase "Broader distribution of this popular brand. The second listing is CompUSA followed by an up arrow and the phrase "Strong computer sales." The third listing is Urban Outfitters followed by a down arrow and the phrase "Unable to meet expansion plans". Footnote below reads: "See Schedule of Investments. Investment holdings are subject to change."

Companies catering to an affluent consumer proved to be among the Fund's best performers over the past year. Consumer confidence was its strongest among affluent Americans, thanks in part to a U.S. bull equity market and rising wages for this group. Those trends benefited "high-end" retailers and helped them buck the negative trends that faced middle-market and discount stores. Gucci Group, Neiman Marcus and Saks Holdings Group, the parent company of Saks Fifth Avenue, were all strong performers during the year. Italian-based Gucci, which designs, produces and distributes leather goods, apparel and accessories, continues to leverage its brand name by opening a number of new stores and striking up agreements with high-end U.S. department stores to distribute its goods. Neiman Marcus and Saks Holdings both benefited from higher sales of designer and high-end apparel, as well as less competition in the high-end sector.

Apart from increased spending on high-end goods, there were other pockets of strength. Computers sales were quite healthy throughout the year, which boosted the Fund's top holding CompUSA, the nation's largest computer retail chain. While the stock faltered a bit at the end of the period as market participants worried about the company's Christmas sales, we believe that holiday spending on computers will be good. In the leisure area, one of the Fund's strongest performers was Family Golf Centers, which runs entertainment-oriented driving ranges in metropolitan areas and caters to the growing popularity of golf in the United States. The rising market share and acquisitions have helped its profits.

New additions

During the past six months we increased our holdings in supermarkets. In some areas of the country, grocery stores and larger chains have benefited from a somewhat better pricing environment. Vons is in acquisition talks with a larger chain, while Quality Food Centers, a Seattle-based chain, rose on improving profits and on the news that it was undertaking a big growth initiative.

Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote "For Class A shares and the average global fund, returns are for the year ended October 31, 1996. For Class B shares, return is from January 22, 1996 through October 31, 1996." The chart is scaled in increments of 10% from top to bottom with 30% at the top and 0% at the bottom. Within the chart, there are three solid bars. the first represents the 28.76% total return for John Hancock Global Marketplace Fund: Class A. The second represents the 27.36% total return for the John Hancock Global Marketplace Fund: Class B. The third represents the 15.52% total return for the average global fund. A footnote below states "The total returns for John Hancock Global Marketplace Fund are at net asset value with all reinvested. the average global fund is tracked by Lipper Analytical Services (1). See following two pages for historical performance information."

Companies that provide goods and services to the retailing industry also performed well. Catalina Marketing, which generates database information about consumers for marketers by analyzing cash register information, has experienced strong profit growth. Universal Outdoor Holdings Inc., which sells billboard space, has profited from an improving pricing environment for outdoor advertising.

International opportunities

At the end of the period, roughly 24% of the Fund's investments were in overseas companies. In Asia, we emphasized companies that cater to the rising middle class population in the region including Giordano International, a Gap-like chain which offers attractive mid-priced clothing, and Glorious Sun, which sells the popular Jeans West brand, distributed in Australia and New Zealand as well. We also added to our holdings in Chaifa Holdings and First Sign, Hong-Kong-based retailers that sell popular licensed apparel in China. In Europe we've favored restaurateurs PizzaExpress and Wetherspoon (J.D.), as well as Dixons, a large U.K. computer retailer, which we sold during the period.

"...economic
growth
appears to
be strong
enough to
keep
consumer
confidence
healthy..."


Outlook

Although the U.S. economy is flashing mixed signals, economic growth appears to be strong enough to keep consumer confidence healthy, at least over the near term. That will probably be positive for most retailers going into the holiday season. On the other hand, competition among stores shows no signs of abating. Until there's a bigger shakeout among the players, the retailing environment will continue to be intensely competitive. Our sense is that only the strongest players will thrive in the years to come. So we'll continue to focus on those retailers that show the most strength -- here or abroad -- by offering unique products or services or dominating specialized areas, and on those that can continue to take market share from their competitors.

--------------------------------------------------------------------
This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

International investing involves special risks such as political and currency risks and differences in accounting standards and financial reporting. Sector investing is subject to greater risks than the market as a whole.

1Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.



A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Global Marketplace Fund. Total return is a performance measure that equals the sum of all income and capital gains dividends, assuming reinvestment of these distributions, and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent sales charge for Class B shares (5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

CUMULATIVE TOTAL RETURNS

For the period ended September 30, 1996

                                       One       Life of
                                       Year         Fund
                                   ----------   -----------
John Hancock Global Marketplace
Fund: Class A                         27.54%      80.13%(1)
John Hancock Global Marketplace
Fund: Class B                           N/A       28.89%(2)


AVERAGE ANNUAL TOTAL RETURNS


                                       One       Life of
                                       Year         Fund
                                   ----------   -----------
John Hancock Global Marketplace
Fund: Class A                        27.54%        34.21%(1,3)
John Hancock Global Marketplace
Fund: Class B                          N/A         28.89%(2,3)


Notes to Performance

(1) Class A shares commenced on September 29, 1994.

(2) Class B shares commenced on January 22, 1996.

(3) Effective September 29, 1994, the Adviser has voluntarily undertaken to limit the Fund's expenses, including the management fee (but not including the transfer agent fee and the 12b-1 fee) to 0.90% of the Fund's daily net asset value.
    Without the limitations of expenses, the average annual total return for the one-year period and since inception would have been 26.88% and 29.84% for Class A shares, respectively. For Class B shares, the total return since inception would have been 27.78%.



WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in John Hancock Global Marketplace Fund would be worth on October 31, 1996, assuming you invested on the day each class of shares started and have reinvested all distributions. For comparison, we've shown the same $10,000 investment in both the Standard & Poor's 500 Stock Index and the Morgan Stanley World Index. The Standard & Poor's 500 Stock Index is an unmanaged index that includes 500 widely traded common stocks and is often used as a measure of stock market performance. The Morgan Stanley World Index is an unmanaged index that measures the performance of a diverse range of global stock markets.

Global Marketplace Fund
Class A shares

Line chart with the heading Disciplined Growth Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are four lines.

The first line represents the value of the Global Marketplace Fund, before sales charge, and is equal to $18,069 as of October 31, 1996.
The second line represents the value of the hypothetical $10,000 investment made in the Global Marketplace Fund on September 29, 1994, after sales charge, and is equal to $17,161 as of October 31, 1996. The third line represents the Standard & Poor's 500 Stock Index, and is equal to $16,037 as of October 31, 1996. The fourth line represents the Morgan Stanley World Index and is equal to $13,223 as of October 31, 1996.


Global Marketplace Fund
Class B shares

Line chart with the heading Global Marketplace Fund, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are four lines.

The first line represents the value of the Global Marketplace Fund, before sales charge, and is equal to $12,736 as of October 31, 1996.
The second line represents the value of the hypothetical $10,000 investment made in the Global Marketplace Fund, after sales charge, on January 22, 1996, and is equal to $12,236 as of October 31, 1996. The third line represents the value of the Standard & Poor's 500 Stock Index and is equal to $11,662 as of October 31, 1996. The fourth line represents the Morgan Stanley World Index and is equal to $10,967 as of October 31, 1996.



FINANCIAL STATEMENTS

John Hancock Funds - Global Marketplace Fund



Statement of Assets and Liabilities
October 31, 1996
-------------------------------------------------------------------------------------------------------
Assets:
Investments at value - Note C:
Common stocks (cost - $46,988,920)                                                        $  49,502,689
Joint repurchase agreement (cost - $835,000)                                                    835,000
                                                                                          -------------
                                                                                             50,337,689
Cash                                                                                             27,131
Receivable for shares sold                                                                      294,873
Receivable for investments sold                                                               1,570,404
Dividends receivable                                                                             20,458
Foreign tax receivable                                                                            2,480
Deferred organization expense - Note A                                                            4,225
Other Assets                                                                                         14
                                                                                          -------------
Total Assets                                                                                 52,257,274
-------------------------------------------------------------------------------------------------------
Liabilities:
Payable for investments purchased                                                               217,794
Payable for shares repurchased                                                                   34,671
Payable to John Hancock Advisers, Inc. and affiliates - Note B                                   38,870
Accounts payable and accrued expenses                                                            50,566
                                                                                          -------------
Total Liabilities                                                                               341,901
-------------------------------------------------------------------------------------------------------
Net Assets:
Capital paid-in                                                                           $  51,455,251
Accumulated net realized loss on investments and foreign currency transactions           (    2,061,451)
Accumulated net unrealized appreciation of investments and foreign currency transactions      2,521,573
                                                                                          -------------
Net Assets                                                                                $  51,915,373
=======================================================================================================
Net Asset Value Per Share:
(Based on net asset values and shares of beneficial interest outstanding - unlimited number of shares authorized with no par value, respectively) Class A - $21,782,280
(divided by) 1,423,053                                                                    $       15.31
=======================================================================================================
Class B - $30,133,093 (divided by) 1,979,219                                              $       15.22
=======================================================================================================
Maximum Offering Price Per Share *
Class A - ($15.31 x 105.26%)                                                              $       16.12
=======================================================================================================

 * On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.

The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on October 31, 1996. You'll also find the net asset value and the maximum offering price per share as of that date.

See notes to financial statements.





Statement of Operations
---------------------------------------------------------------------------------------------------------------------
                                                                                                       PERIOD FROM
                                                                                                    SEPTEMBER 1, 1996
                                                                                      YEAR ENDED      TO OCTOBER 31,
                                                                                   AUGUST 31, 1996      1996 (1)
                                                                                 -----------------  -----------------
Investment Income:
Interest                                                                            $    44,926        $    12,247
Dividends (net of foreign withholding taxes of $4,847 and $1,633, respectively)          41,556             54,722
                                                                                    -----------        -----------
                                                                                         86,482             66,969
                                                                                    -----------        -----------
Expenses:
Investment management fee - Note B                                                       79,077             63,995
Registration and filing fees                                                             66,454             12,078
Distribution/service fee - Note B
Class A                                                                                  14,626             10,359
Class B                                                                                  50,092             45,464
Custodian fee                                                                            59,574             14,500
Auditing fee                                                                             30,030             21,642
Transfer agent fee - Note B                                                              24,624             27,389
Printing                                                                                 21,071              3,339
Legal fees                                                                                3,458                190
Financial services fee - Note B                                                           1,805              1,500
Organization expense - Note A                                                             1,457                243
Miscellaneous                                                                               502                429
Trustees' fees                                                                              311                100
                                                                                    -----------        -----------
Total Expenses                                                                          353,081            201,228
------------------------------------------------------------------------------------------------------------------
Less Expense Reductions - Note B                                                    (   174,778)      (     46,022)
------------------------------------------------------------------------------------------------------------------
Net Expenses                                                                            178,303            155,206
------------------------------------------------------------------------------------------------------------------
Net Investment Loss                                                                 (    91,821)      (     88,237)
------------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments and Foreign
Currency Transactions:
Net realized loss on investments sold                                               (   794,705)      (  1,254,430)
Net realized loss on foreign currency transactions                                  (     7,413)      (      9,571)
Change in net unrealized appreciation/depreciation of investments                     1,009,133          1,306,530
Change in net unrealized appreciation/depreciation of foreign currency transactions          78              7,729
                                                                                    -----------        -----------
Net Realized and Unrealized Gain on Investments and Foreign Currency Transactions       207,093             50,258
------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Net Assets Resulting from Operations                     $   115,272       ($    37,979)
==================================================================================================================

(1) Effective October 31, 1996, the fiscal period end changed from August 31 to October 31.

The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

See notes to financial statements.





Statement of Changes in Net Assets
-----------------------------------------------------------------------------------------------------------------------------
                                                                       FOR THE PERIOD
                                                                     SEPTEMBER 29, 1994                         PERIOD FROM
                                                                        (COMMENCEMENT                       SEPTEMBER 1, 1996
                                                                      OF OPERATIONS) TO      YEAR ENDED       TO OCTOBER 31,
                                                                       AUGUST 31, 1995    AUGUST 31, 1996        1996(1)
                                                                     ------------------   ---------------  -----------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss)                                            $       321       ($     91,821)     ($     88,237)
Net realized loss on investments sold and foreign
currency transactions                                                 (      12,743)      (     802,118)     (   1,264,001)
Change in net unrealized appreciation/depreciation of
investments and foreign currency transactions                               198,103           1,009,211          1,314,259
                                                                       ------------        ------------       ------------
Net Increase (Decrease) in Net Assets Resulting from Operations             185,681             115,272      (      37,979)
                                                                       ------------        ------------       ------------
Distributions to Shareholders:
Dividends from net investment income
Class A - ($0.0133, none, and none per share, respectively)            (        803)                 --                 --
Dividends in excess of net investment income
Class A - ($0.0140, none, and none per share, respectively)            (        844)                 --                 --
                                                                       ------------        ------------       ------------
Total Distributions                                                   (       1,647)                 --                 --
                                                                       ------------        ------------       ------------
From Fund Share Transactions - Net*                                          27,566          38,385,073         12,741,407
                                                                       ------------        ------------       ------------
Net Assets:
Initial Investment by John Hancock Advisers, Inc. -
Note B / Beginning of period                                                500,000             711,600         39,211,945
                                                                       ------------        ------------       ------------
End of period                                                          $    711,600        $ 39,211,945       $ 51,915,373
                                                                       ============        ============       ============
* Analysis of Fund Share Transactions:



                                                  FOR THE PERIOD
                                                 SEPTEMBER 29, 1994                                          PERIOD FROM
                                                   (COMMENCEMENT                                          SEPTEMBER 1, 1996
                                                  OF OPERATIONS) TO               YEAR ENDED                 TO OCTOBER 31,
                                                  AUGUST 31, 1995              AUGUST 31, 1996                  1996(1)
                                             --------------------------    ------------------------   -------------------------
                                              SHARES           AMOUNT       SHARES          AMOUNT      SHARES          AMOUNT
Class A
Shares sold                                    4,064      $    36,313    1,349,557     $20,373,589     684,738     $10,778,771
Shares issued to shareholders in
reinvestment of distributions                      5               44           --              --          --              --
                                              ------      -----------     ---------    -----------     -------     -----------
                                               4,069      $    36,357     1,349,557    $20,373,589      684,738    $10,778,771
Less shares repurchased                    (     947)    (      8,791)   (  292,024)  (  4,386,051)  (  381,164)  (  6,000,820)
                                              ------      -----------     ---------    -----------     -------     -----------
Net increase                                   3,122           27,566     1,057,533    $15,987,538     303,574     $ 4,777,951
                                              ------      -----------     =========    ===========     =======     ===========
Initial Investment by John Hancock
Advisers, Inc. - Note B                       58,824          500,000
                                              ------      -----------
Net increase and shares outstanding
end of period                                 61,946      $   527,566
                                              ======      ===========
Class B **
Shares sold                                                               1,569,827    $23,824,449     555,243     $ 8,755,160
Less shares repurchased                                                  (   95,769)  (  1,426,914) (   50,082)   (    791,704)
                                                                          ---------    -----------     -------     -----------
Net increase                                                              1,474,058    $22,397,535     505,161     $ 7,963,456
                                                                          =========    ===========     =======     ===========

**  Class B commenced operations on January 22, 1996.

(1) Effective October 31, 1996, the fiscal period end changed from August 31 to October 31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment and foreign currency gains and losses, distributions paid to shareholders, if any, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last three periods, along with the corresponding dollar value.

See notes to financial statements.





Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:
---------------------------------------------------------------------------------------------------------------------------------
                                                                      FOR THE PERIOD
                                                                   SEPTEMBER 29, 1994
                                                                      (COMMENCEMENT                               PERIOD FROM
                                                                      OF OPERATIONS)         YEAR ENDED        SEPTEMBER 1, 1996
                                                                   TO AUGUST 31, 1995    AUGUST 31, 1996     TO OCTOBER 31,1996(8)
                                                                  --------------------   ------------------   --------------------
CLASS A
Per Share Operating Performance
Net Asset Value, Beginning of Period                                    $  8.50(1)            $ 11.49               $ 15.16
                                                                        -------               -------               -------
Net Investment Income (Loss)                                               0.01(2)           (   0.08)(2)          (   0.02)(2)
Net Realized and Unrealized Gain on Investments and
Foreign Currency Transactions                                              3.01                  3.75                  0.17
                                                                        -------               -------               -------
Total from Investment Operations                                           3.02                  3.67                  0.15
                                                                        -------               -------               -------
Less Distributions:
Dividends from Net Investment Income                                   (   0.01)                   --                    --
Distributions in Excess of Net Investment Income                       (   0.02)                   --                    --
                                                                        -------               -------               -------
Total Distributions                                                    (   0.03)                   --                    --
                                                                        -------               -------               -------
Net Asset Value, End of Period                                          $ 11.49               $ 15.16               $ 15.31
                                                                        =======               =======               =======
Total Investment Return at Net Asset Value (5)                            35.61%(4)             31.94%                 0.99%(4)
Total Adjusted Investment Return at Net Asset Value (5)(6)                28.69%(4)             29.69%                 0.89%(4)

Ratios and Supplemental Data
Net Assets, End of Period (000's omitted)                               $   712               $16,966               $21,782
Ratio of Expenses to Average Net Assets                                    1.50%*                1.45%                 1.54%*
Ratio of Adjusted Expenses to Average Net Assets (3)                       9.00%*                3.70%                 2.12%*
Ratio of Net Investment Income (Loss) to Average Net Assets                0.06%*             (  0.57%)             (  0.70%)*
Ratio of Adjusted Net Investment Loss to
Average Net Assets (3)                                                  (  7.44%)*            (  2.82%)             (  1.28%)*
Portfolio Turnover Rate                                                      63%                   52%                   12%
Average Broker Commission Rate (7)                                          N/A               $0.0140               $0.0079
Fee Reduction Per Share (2)                                             $  0.65               $  0.31               $  0.02

The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), distributions of the Fund and total investment return of the Fund. It shows how the
Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

See notes to financial statements.





Financial Highlights (continued)
-----------------------------------------------------------------------------------------------------------
                                                                                          PERIOD FROM
                                                   FOR THE PERIOD JANUARY 22, 1996     SEPTEMBER 1, 1996
                                                        TO AUGUST 31, 1996            TO OCTOBER 31, 1996(8)
                                                   -------------------------------   ----------------------
CLASS B
Per Share Operating Performance
Net Asset Value, Beginning of Period                       $ 11.95(1)                        $ 15.09
                                                           -------                           -------
Net Investment Loss                                       (   0.11)(2)                      (   0.04)(2)
Net Realized and Unrealized Gain on Investments
and Foreign Currency Transactions                             3.25                              0.17
                                                           -------                           -------
Total from Investment Operations                              3.14                              0.13
                                                           -------                           -------
Net Asset Value, End of Period                             $ 15.09                           $ 15.22
                                                           =======                           =======
Total Investment Return at Net Asset Value (5)               26.28%(4)                          0.86%(4)
Total Adjusted Investment Return at Net Asset Value (5)(6)   25.50%(4)                          0.76%(4)

Ratios and Supplemental Data
Net Assets, End of Period (000's omitted)                 $ 22,246                          $ 30,133
Ratio of Expenses to Average Net Assets                       2.15%*                            2.24%*
Ratio of Adjusted Expenses to Average Net Assets (3)          3.49%*                            2.82%*
Ratio of Net Investment Loss to Average Net Assets         (  1.28%)*                        (  1.42%)*
Ratio of Adjusted Net Investment Loss to
Average Net Assets (3)                                     (  2.62%)*                        (  2.00%)*
Portfolio Turnover Rate                                         52%                               12%
Average Broker Commission Rate (7)                        $ 0.0140                          $ 0.0079
Fee Reduction Per Share (2)                                $  0.11                             $0.02

 *  On an annualized basis.
(1) Initial price to commence operations.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Unreimbursed, without fee reduction.
(4) Not annualized.
(5) Total investment return assumes dividend reinvestments and does not reflect the effect of sales charges.
(6) An estimated total return calculation that does not take into consideration reductions by the Adviser during the periods shown.
(7) Per portfolio share traded. Required for fiscal years that began September 1, 1995, or later.
(8) Effective October 31, 1996 the fiscal period end changed from August 31 to October 31.

See notes to financial statements.





Schedule of Investments
October 31, 1996
------------------------------------------------------------------------------------------------------
The Schedule of Investments is a complete list of all securities owned by the Global Marketplace Fund on October 31, 1996. It's divided into two main categories: common stock and short-term investments.
The common stocks are further broken down by industry groups. Under each industry group is a list of stocks owned by the Fund. Short-term investments, which represent the Fund's "cash" position are listed last.

                                               NUMBER OF              MARKET
ISSUER, DESCRIPTION                               SHARES               VALUE
-------------------                        ------------------    --------------
COMMON STOCK
Advertising (5.96%)
Catalina Marketing Corp. *                       17,000          $    864,875
Lamar Advertising Co. (Class A) *                27,000               729,000
Outdoor Systems, Inc. *                          17,500               774,375
Universal Outdoor Holdings, Inc. *               25,000               725,000
                                                                 ------------
                                                                    3,093,250
                                                                 ------------
Automobile / Trucks (1.14%)
Cross-Continent Auto Retailers, Inc. *           20,000               512,500
United Auto Group, Inc. *                         2,300                79,063
                                                                 ------------
                                                                      591,563
                                                                 ------------
Business Services (1.06%)
APAC Teleservices, Inc. *                        12,000               550,500
                                                                 ------------
Computer (3.06%)
HNC Software, Inc. *                             18,000               562,500
JDA Software Group, Inc. *                       27,200               924,800
Midway Games, Inc. *                              5,100               102,000
                                                                 ------------
                                                                    1,589,300
                                                                 ------------
Cosmetics & Personal Care (1.57%)
Avon Products, Inc.                              15,000               813,750
                                                                 ------------
Electronics (1.24%)
Ultrak, Inc. *                                   25,000               643,750
                                                                 ------------
Finance (2.11%)
Medallion Financial Corp. *                      36,000               499,500
PMT Services, Inc. *                             30,000               596,250
                                                                 ------------
                                                                    1,095,750
                                                                 ------------
Leisure (10.92%)
Bandai Co., Ltd. (Japan)                         16,000               462,342
Dover Downs Entertainment, Inc. *                16,000               322,000
Family Golf Centers, Inc.*                       30,000               877,500
Gargoyles, Inc.*                                 15,000               195,000
Grand Optical Photoservice SA (France)            6,000               871,980
HFS, Inc. *                                       9,000               659,250
Oakley, Inc. *                                   30,000               446,250
Premier Parks Inc. *                              9,900               309,375
Regal Cinemas, Inc. *                            30,000               768,750
Silicon Gaming, Inc. *                           54,000               756,000
                                                                 ------------
                                                                    5,668,447
                                                                 ------------
Medical (0.97%)
CNS, Inc. *                                      30,000               502,500
                                                                 ------------
Paper & Paper Products (1.08%)
American Pad & Paper Co. *                       30,000               562,500
                                                                 ------------
Pollution Control - Services (0.72%)
Republic Industries, Inc. *                      12,000               372,000
                                                                 ------------
Real Estate Operations (1.32%)
Central Parking Corp.                            19,800               685,575
                                                                 ------------
Retail - Apparel / Shoe Group (9.91%)
AnnTaylor Stores Corp. *                         40,000               725,000
Footstar, Inc. *                                  3,743                82,339
Giordano International Ltd. (Hong Kong)         600,000               605,261
Gucci Group, NV (Netherlands)                     9,000               621,000
Joyce Boutique Holdings Ltd. (Hong Kong)        794,000               195,106
Loehmann's Holdings, Inc. *                      12,500               329,688
Melville Corp.                                   13,000               484,250
Men's Wearhouse, Inc. (The) *                    34,000               697,000
Nike, Inc. (Class B)                              6,000               353,250
Stage Stores, Inc. *                             25,000               456,250
Vans, Inc. *                                     36,000               594,000
                                                                 ------------
                                                                    5,143,144
                                                                 ------------
Retail - Department Stores (6.20%)
Kohl's Corp. *                                   25,000               900,000
Neiman Marcus Group, Inc. (The) *                29,200               952,650
Oasis Stores PLC (United Kingdom)                90,000               539,063
Saks Holdings, Inc. *                            23,700               829,500
                                                                 ------------
                                                                    3,221,213
                                                                 ------------
Retail - Drug Stores (1.44%)
Eckerd Corp. *                                   27,000               749,250
                                                                 ------------
Retail - Mail Order / Direct (3.01%)
CUC International, Inc. *                        26,625               652,312
Global DirectMail Corp. *                         9,900               487,575
Seattle Filmworks, Inc. *                        22,200               424,575
                                                                 ------------
                                                                    1,564,462
                                                                 ------------
Retail - Misc./Diversified (9.03%)
Burton Group PLC (United Kingdom)               268,000               652,116
Cost Plus, Inc. *                                32,000               560,000
Hibbett Sporting Goods, Inc. *                   21,300               436,650
Hot Topic Inc. *                                 22,500               523,125
Next, PLC (United Kingdom)                       60,000               544,922
PETsMART, Inc. *                                 28,000               742,000
Ryohin Keikaku Co., Ltd. (Japan)                 10,000               802,775
Urban Outfitters, Inc. *                         28,000               427,000
                                                                 ------------
                                                                    4,688,588
                                                                 ------------
Retail - Restaurants (7.38%)
Landry's Seafood Restaurants, Inc. *             23,000               454,250
Papa John's International, Inc. *                13,550               674,113
PizzaExpress PLC (United Kingdom)               100,000               834,961
PJ America, Inc. *                               20,000               320,000
Rainforest Cafe, Inc. *                          18,300               594,750
Starbucks Corp. *                                10,000               325,000
Wetherspoon (J.D.) PLC
(United Kingdom)                                 32,687               630,438
                                                                 ------------
                                                                    3,833,512
                                                                 ------------
Retail - Supermarkets (8.57%)
Albertson's, Inc.                                15,000               515,625
Blue Square-Israel Ltd., American
Depositary Receipt, ADR (Israel) *               45,000               708,750
Carrefour SA (France)                             1,490               826,822
Disco S.A. ADR (Argentina) *                     30,000               675,000
Quality Food Centers, Inc.                       25,000               912,500
Santa Isabel S.A. ADR (Chile)                    15,000               421,875
Vons Co., Inc. (The) *                            7,000               387,625
                                                                 ------------
                                                                    4,448,197
                                                                 ------------
Retail / Wholesale - Building Products (4.12%)
Castorama Dubois Investissements
SA (France)                                        2,456              420,342
Central Garden & Pet Co. *                        23,000              540,500
Home Centers (DIY) Ltd. (Israel) *                60,000              300,000
Home Depot, Inc.                                  16,000              876,000
                                                                 ------------
                                                                    2,136,842
                                                                 ------------
Retail / Wholesale - Computers (1.96%)
CompUSA, Inc.*                                    22,000            1,017,500
                                                                 ------------
Retail / Wholesale - Food (0.04%)
Wild Oats Markets, Inc. *                          1,000               21,250
                                                                 ------------
Retail / Wholesale - Jewelry (2.07%)
Marks Bros. Jewelers, Inc. *                      30,000              667,500
Zale Corp. *                                      21,000              406,875
                                                                 ------------
                                                                    1,074,375
                                                                 ------------
Schools / Education (1.33%)
Apollo Group, Inc. (Class A) *                    25,650              692,550
                                                                 ------------
Telecommunications (0.36%)
RMH Teleservices, Inc. *                          25,700              186,325
                                                                 ------------
Textiles (7.80%)
Chaifa Holdings Ltd. (Hong Kong)               2,420,090              727,698
Cutter & Buck, Inc. *                             57,500              603,750
First Sign International Holdings Ltd.
(Hong Kong)                                    2,400,000              814,775
Glorious Sun Enterprises (Hong Kong) *         1,200,000              554,823
North Face, Inc. (The)*                           28,000              563,500
Tommy Hilfiger Corp.*                             15,100              785,200
                                                                 ------------
                                                                    4,049,746
                                                                 ------------
Tobacco (0.98%)
Consolidated Cigar Holdings Inc. *                18,600              506,850
                                                                 ------------
TOTAL COMMON STOCK
(Cost $46,988,920)                                (95.35%)       $ 49,502,689
                                                   =====         ============



                             INTEREST           PAR VALUE             MARKET
ISSUER, DESCRIPTION            RATE        (000'S OMITTED)             VALUE
-------------------         ---------       -------------           ---------
SHORT-TERM INVESTMENTS
Joint Repurchase
Agreement (1.61%)
Investment in a joint
repurchase agreement
transaction with
SBC Capital Markets,
Inc. -Dated 10-31-96,
due 11-01-96 (secured
by US Treasury Bonds,
7.25% due 5-15-16,
and 6.25% due 8-15-23)
Note A                          5.54%          $    835         $    835,000
                                                                ------------
TOTAL SHORT-TERM INVESTMENTS                       1.61%             835,000
                                               --------         ------------
TOTAL INVESTMENTS                                 96.96%        $ 50,337,689
                                               ========         ============

* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

See notes to financial statements.





Country Diversification (Unaudited)
---------------------------------------------------------------------------------------------
The concentration of investments by industry group for individual securities held by the
Fund is shown in the schedule of investments. In addition, the concentration of investments can be aggregated by the countries in which the Fund invests. The table below shows the percentage of the Fund's investments at October 31, 1996 assigned to the various countries.

                                                                     MARKET VALUE
                                                                   OF SECURITIES AS
                                                                    A PERCENTAGE OF
COUNTRY DIVERSIFICATION                                            FUND'S NET ASSETS
-----------------------                                           ------------------
Argentina                                                                1.30
Chile                                                                    0.81
France                                                                   4.08
Hong Kong                                                                5.58
Israel                                                                   1.94
Japan                                                                    2.44
Netherlands                                                              1.20
United Kingdom                                                           6.17
United States                                                           73.44
                                                                        -----
                                                                        96.96%
                                                                        =====

See notes to financial statements.




NOTES TO FINANCIAL STATEMENTS

John Hancock Funds - Global Marketplace Fund

NOTE A --
ACCOUNTING POLICIES

John Hancock World Fund (the "Trust") is an open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of three series: John Hancock Global Marketplace Fund (the "Fund"), John Hancock Pacific Basin Equities Fund and John Hancock Global Rx Fund. Prior to December 11, 1995, the Fund was known as John Hancock Global Retail Fund. On May 21, 1996, the Board of Trustees voted to change the fiscal period end from August 31 to October 31. This change is effective October 31, 1996. The other two series of the Trust are reported in separate financial statements. The investment objective of the Fund is to achieve long-term capital appreciation through investment primarily in foreign and U.S. stocks of companies that merchandise goods and services to consumers or to consumer companies.

The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends, and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan. On January 22, 1996, Class B shares of beneficial interest were sold to commence class activity. Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing sources or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Securities traded on NASDAQ are valued at last available bid price. Short-term debt investments maturing within 60 days or less are valued at amortized cost, which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars as described in "Foreign Currency Translation" below.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more large repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis. Capital gains realized on some foreign securities are subject to foreign taxes and are accrued, as applicable.

FEDERAL INCOME TAXES The Fund intends to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required. For Federal income tax purposes, net currency exchange gains and losses from sales of foreign debt securities may be treated as ordinary income even though such items are gains and losses for accounting purposes. For federal income tax purposes, the Fund has $2,061,437 of capital loss carryforwards available, to the extent provided by regulations, to offset future net realized capital gains. To the extent such carryforwards are used by the Fund, no capital gain distributions will be made. The carryforwards expire as follows: October 31, 2003 -- $849, and October 31, 2004 -- $2,060,588.

DIVIDENDS, DISTRIBUTIONS AND INTEREST Dividend income on investment securities is recorded on the ex-dividend date, or, in the case of some foreign securities, on the date thereafter when the Fund is made aware of the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.



The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are calculated at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s)applicable to each class.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amount of assets, liabilities, revenues, and expenses of the Fund. Actual results could differ from these estimates.

ORGANIZATION EXPENSES Expenses incurred in connection with the organization of the Fund have been capitalized and are being charged to the Fund's operations ratably over a five year period that commenced with the investment operations of the Fund.

FOREIGN CURRENCY TRANSLATION All assets or liabilities initially expressed in terms of foreign currencies are translated into U.S. dollars based on London currency exchange quotations as of 5:00 p.m., London time, on the date of any determination of the net asset value of the Fund. Transactions affecting statement of operations accounts and net realized gain/(loss) on investments are translated at the rates prevailing at the dates of the transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in the exchange rate.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS The Fund may enter into forward foreign currency exchange contracts as a hedge against the effect of fluctuations in currency exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date at a set price. The aggregate principal amounts of the contracts are marked-to-market daily at the applicable foreign currency exchange rates. Any resulting unrealized gains and losses are included in the determination of the Fund's daily net assets. The Fund records realized gains and losses at the time the forward foreign currency contract is closed out or offset by a matching contract. Risks may arise upon entering these contracts from potential inability of counterparties to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

These contracts involve market or credit risk in excess of the unrealized gain or loss reflected in the Fund's Statement of Assets and Liabilities. The Fund may also purchase and sell forward contracts to facilitate the settlement of foreign currency denominated portfolio transactions, under which it intends to take delivery of the foreign currency. Such contracts normally involve no market risk other than the offset by the currency amount of the underlying transaction.

There were no open forward foreign currency contracts at October 31, 1996.



FINANCIAL FUTURES CONTRACTS The Fund may buy and sell financial futures contracts for speculative purposes and/or to hedge against the effects of fluctuations in interest rates, currency exchange rates and other market conditions. Buying futures tends to increase the Fund's exposure to the underlying instrument. Selling futures tends to decrease the Fund's exposure to the underlying instrument or hedge other Fund instruments. At the time the Fund enters into a financial futures contract, it is required to deposit with its custodian a specified amount of cash or U.S. government securities, known as "initial margin", equal to a certain percentage of the value of the financial futures contract being traded. Each day, the futures contract is valued at the official settlement price of the board of trade or U.S. commodities exchange. Subsequent payments, known as "variation margin", to and from the broker are made on a daily basis as the market price of the financial futures contract fluctuates. Daily variation margin adjustments, arising from this "mark to market", are recorded by the Fund as unrealized gains or losses.

When the contracts are closed, the Fund recognizes a gain or loss. Risks of entering into futures contracts include the possibility that there may be an illiquid market and/or that a change in the value of the contracts may not correlate with changes in the value of the underlying securities.

For Federal income tax purposes, the amount, character and timing of the Fund's gains and/or losses can be affected as a result of futures contracts.

At October 31, 1996, there were no open positions in financial futures contracts.

OPTIONS Listed options are valued at the last quoted sales price on the exchange on which they are primarily traded. Over-the-counter options are valued at the mean between the last bid and asked prices. Upon the writing of a call or put option, an amount equal to the premium received by the Fund is included in the Statement of Assets and Liabilities as an asset and corresponding liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the written option.

The Fund may use options contracts to manage its exposure to the stock market. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument and buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument, or hedge other Fund investments.

The maximum exposure to loss for any purchased options will be limited to the premium initially paid for the option. In all other cases, the face (or "notional") amount of each contract at value reflects the maximum exposure of the Fund in these contracts, but the actual exposure will be limited to the change in value of the contract over the period the contract remains open.

Risks may also arise if counterparties do not perform under the contracts' terms, or if the Fund is unable to offset a contract with a counterparty on a timely basis ("liquidity risk"). Exchange-traded options have minimal credit risk as the exchanges act as counterparties to each transaction, and only present liquidity risk in highly unusual market conditions. To minimize credit risk and liquidity risks in over-the-counter option contracts, the Fund will continuously monitor the creditworthiness of all its counterparties.

At any particular time, except for purchased options, market or credit risk may involve amounts in excess of those reflected in the Fund's period-end Statement of Assets and Liabilities.

There were no written option transactions for the period ended
October 31, 1996.

NOTE B --
MANAGEMENT FEE AND TRANSACTIONS
WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.80% of the first $250,000,000 of the Fund's average daily net asset value and (b) 0.70% of the Fund's average daily net asset value in excess of $250,000,000.

In the event normal operating expenses of the Fund, exclusive of certain expenses prescribed by state law, are in excess of the most restrictive state limit where the Fund is registered to sell shares of beneficial interest, the fee payable to the Adviser will be reduced to the extent of such excess, and the Adviser will make additional arrangements necessary to eliminate any remaining excess expenses. The current limits are 2.5% of the first $30,000,000 of the Fund's average daily net asset value, 2.0% of the next $70,000,000, and 1.5% of the remaining average daily net asset value.

The Adviser has agreed to limit Fund expenses, including the management fee (but not including the transfer agent fee and the 12b-1 fee), to 0.90% of the Fund's daily net assets. Accordingly, the reduction in the Adviser's fee amounted to $46,022 for the period ended October 31, 1996. The Adviser reserves the right to terminate this limit in the future.

The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly-owned subsidiary of the Adviser. For the period ended October 31, 1996, net sales charges received with regard to Class A shares amounted to $128,244. Out of this amount, $19,376 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $82,288 was paid as sales commissions to sales personnel of unrelated broker-dealers and $26,580 was paid as sales commissions to personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company, is the indirect sole shareholder of Distributors and John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended October 31, 1996, the contingent deferred sales charges paid to JH Funds amounted to $24.

In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plan with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds, for distribution and service expenses at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of these payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

The Fund has a transfer agent agreement with John Hancock Investor Services, Corp. ("Investor Services"), a wholly-owned subsidiary of The Berkeley Financial Group. The Fund pays a fee to Investors
Services fee based on the number of shareholder accounts and certain-out-pocket expenses.

On March 5, 1996 the Board of Trustees approved retroactively to January 1, 1996, and agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for 1996 is estimated to be at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr., Mr. Richard S. Scipione and Ms. Anne C. Hodsdon are directors and/or officers of the Adviser, and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability with regard to the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gain or losses. At October 31, 1996, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $1.



NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than short-term securities, during the period ended October 31, 1996, aggregated $16,471,399 and $5,390,349 respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended October 31, 1996.

The cost of investments owned at October 31, 1996 (including the joint repurchase agreement) for federal income tax purposes was $47,823,920. Gross unrealized appreciation and depreciation of investments aggregated $4,931,115 and $2,417,346, respectively, resulting in net unrealized appreciation of $2,513,769.

NOTE D --
RECLASSIFICATION OF ACCOUNTS

During the period ended October 31, 1996, the Fund has reclassified amounts to reflect a decrease in accumulated net realized loss on investments of $9,678, a decrease in accumulated net investment loss of $88,237 and a decrease in capital paid-in of $97,915. This represents the amount necessary to report these balances on a tax basis, excluding certain temporary differences, as of October 31, 1996. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to certain differences in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principles. The calculation of net investment income in the financial highlights excludes these adjustments.



REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders of John Hancock Global Marketplace Fund and the Trustees of John Hancock World Fund

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of John Hancock Global Marketplace Fund (the "Fund") (a series of John Hancock World Fund) at October 31, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts

December 12, 1996



NOTES

John Hancock Funds - Global Marketplace Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]



NOTES

John Hancock Funds - Global Marketplace Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]



A 1/2" x 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads "A Global Investment Management Firm."

101 Huntington Avenue, Boston, MA 02199-7603

Bulk Rate
U.S. Postage
PAID
Randolph, MA
Permit No. 75

This report is for the information of shareholders of the John Hancock Global Marketplace Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


A recycled logo in lower left hand corner with caption
"Printed on Recycled Paper."                               3000A 10/96
                                                                 12/96

John Hancock Funds

Global
Marketplace
Fund

SEMI-ANNUAL REPORT

April 30, 1997

TRUSTEES
Edward J. Boudreau, Jr.
Dennis S. Aronowitz*
Richard P. Chapman, Jr.*
William J. Cosgrove*
Douglas M. Costle*
Leland O. Erdahl*
Richard A. Farrell*
Gail D. Fosler*
William F. Glavin*
Anne C. Hodsdon
Dr. John A. Moore*
Patti McGill Peterson*
John W. Pratt*
Richard S. Scipione
Edward J. Spellman*
*Members of the Audit Committee

OFFICERS
Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and
Compliance Officer

CUSTODIAN
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02110

TRANSFER AGENT
John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, Massachusetts 02217-1000

INVESTMENT ADVISER
John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR
John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109



CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

After two years of spectacular performance, the stock market in 1997 has given investors its starkest reminder in a while of one of investing's basic tenets: markets move down as well as up. It's understandable if investors had lost sight of that fact. The bull market that began six years ago has given investors annual double-digit returns and more modest price declines than usual. And in the two years encompassing 1995 and 1996, the S&P 500 Index gained more than 50%. This Pollyanna environment has tracked along with a sustained economic recovery, now in its seventh year, that has been marked by moderate growth, low interest rates and tame inflation.

But recently, many have begun to wonder about this bull market. Since reaching new highs in early March, the Dow Jones Industrial Average tumbled by more than 7% at the end of March and wiped out nearly all it had gained since the start of the year. It was the worst decline that the market had seen since 1990. In early April, the Dow was down by 9.8%, within shouting distance of a 10% correction. By the end of the month, it had bounced back into record territory again.

As the market continues to fret over interest rates and inflation, investors should be prepared for more volatility. It also makes sense to do something we've always advocated: set realistic expectations. Keep in mind that the stock market's historic yearly average has been about 10%, not the 20%-plus annual average of the last two years or even the 16% annual average over the last 10 years. Remember that the kind of market volatility we've seen lately is more like the way the market really works. Fluctuations go with the territory. And market corrections can be healthy, serving to bring inflated stock prices down to more reasonable levels, thereby reducing some of the market's risk.

Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. Make sure that your investment strategies reflect your individual time horizons, objectives and risk tolerance, and that they are based upon your needs. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.



BY BERNICE S. BEHAR, CFA, PORTFOLIO MANAGER

John Hancock
Global Marketplace Fund

Retailers struggling to attract consumers;
Fund shifting focus toward more resilient companies

In a market that overflows with shopping options, many retailers find themselves hard-pressed to attract consumers. In order to distinguish themselves these days, companies involved in the manufacture or distribution of goods and services must dominate their category, offer unique goods or services, or occupy a unique niche. Many times, the companies that best fit the bill are small companies with aggressive- growth prospects. Since stock prices generally follow earnings, we believe that fast-growing retail companies tend to offer the best upside over the long term. And although adhering to those criteria generally has rewarded us in the past, it did not do so during the past six months.

Why? Aggressive-growth stocks of all kinds fell out of favor. While investors' seemingly insatiable appetite for large-company stocks buoyed the big-capitalization Dow Jones Industrial Average to consecutive new records, aggressive- growth stocks went into a tailspin as investors were increasingly less willing to pay the high prices for them. Rather, they tended to migrate to large, blue-chip company stocks that they felt offered more stable and predictable earnings at a lower price. For the six-month period ended April 30, 1997, the Dow Jones Industrials rose 17.42% while the Russell 2000 Index -- a broad measure of small-company stock performance -- posted a slight gain of 1.61%. Although John Hancock Global Marketplace Fund has no market capitalization restriction, our bias toward fast-growing growth stocks hurt us in an environment that favored value-oriented stocks.

"Aggressive-
growth
stocks of all
kinds fell out
of favor."

A 2 1/4" x 3 1/2" photo of Fund management team at bottom right. Caption reads: "Bernice Behar ( r ) and Fund management team members Robert Hallisey
(l) and William Maffie (center)."

Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) CVS Corp. 3.3% 2) Carrefour 3.0%
3) Kohl's Corp. 2.9% 4) PizzaExpress 2.8% 5) PetSmart 1.9%. A footnote below reads "As a percentage of net assets on April 30, 1997."

Performance review

In our annual report to you six months ago, we were pleased to report returns for the year on the order of 28%. But the past six months have served as a reminder that aggressive-growth-company stocks are not immune to the vagaries of the market and that they can also go down. For the six months ended April 30, 1997, John Hancock Global Marketplace Fund's Class A and Class B shares had total returns of -6.79% and -7.03%, respectively, at net asset value, lagging the average global fund. Please see pages six and seven for longer-term performance information. Because of a typically higher exposure to Latin American companies -- which posted some of the best gains across the globe -- the average global fund outpaced the Fund with a return of 6.83% for the same period, according to Lipper Analytical Services, Inc.1

The Fund
boosted its
stake in
"defensive"
companies.

Table entitled "Scorecard" at bottom of left hand column. The header for the left column is "Investments"; the header for the right column is "Recent performance ... and what's behind the numbers." The first listing is Avon Products followed by a down arrow and the phrase "Weakness in Brazilian sales." The second listing is Delia's followed by an up arrow and the phrase "Leading catalogue company aimed at teens." The third listing is CVS followed by an up arrow and the phrase "Acquisition of Revco = lower costs, bigger market share." Footnote below reads: "See "Schedule of Investments." Investment holdings are subject to change."

Among our hardest-hit holdings were technology-related stocks, including CompUSA. Even though computer sales remained healthy and the company posted earnings and growth in line with expectations, an across-the-board sell-off in technology stocks dragged the stock price of the nation's largest computer retail chain down with it. Although we had cut our CompUSA holdings in half, locking in gains prior to the downdraft, we held onto the remainder of our position based on our view of the company's future growth prospects. Our patience was rewarded shortly after the period ended when CompUSA's stock price retraced some of its losses. We also were hurt by our exposure to outdoor advertising companies, which suffered from a bout of profit taking at the end of 1996 after soaring to astronomical heights earlier.

But the period also saw its share of winners. One of our best performers was CVS, which sells prescription drugs and health and beauty aids in stores in the U.S., the United Kingdom, Czech Republic, Slovakia, Mexico and Singapore. Jones Apparel Group, the designer and manufacturer of women's sportswear, rose on the successful introduction of the Lauren line of clothing, licensed by Ralph Lauren. Shoe companies Converse, which we sold during the period, and Wolverine, manufacturer of Hush Puppies, benefited from a resurgence in popularity of their products.

Defensive moves

The current U.S. economic expansion is long by historical measures and consumer debt is high. If the economy slows, a slowdown in consumer spending is likely. So during the period, we sold many apparel companies and department stores, replacing them with "defensive" companies that are more resilient in a slower economy. In addition to CVS, we bought Costco Cos., which operates a chain of cash-and-carry membership warehouses and sells nationally branded and private-label merchandise, and supermarket chains Riser Foods and Quality Foods.

Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote "For the six months ended April 30, 1997." The chart is scaled in increments of 5% from bottom to top, with 10% at the top and -10% at the bottom. Within the chart there are three solid bars. The first represents the -6.79% total return for the John Hancock Global Marketplace
Fund: Class A. The second represents the -7.03% total return for the John Hancock Global Marketplace Fund: Class B. The third represents the 6.83% total return for the average global fund. A footnote below reads: "The total returns for John Hancock Global Marketplace Fund are at net asset value with all distributions reinvested. The average global fund is tracked by Lipper Analytical Services. (1) See the following two pages for historical performance information."

To help sidestep any potential slowdown in the U.S. and to take advantage of faster-growing economies, we increased our international holdings. Some of our largest holdings include supermarket chain Disco in Latin America, and French companies Grand Optical Photoservice and Carrefour.

One area of apparel that remains particularly attractive to us is the juniors' market. A rekindled passion for fashion has brought this sector back to life. With the collapse of stores such as Merry Go Round earlier in the decade, the number of stores that cater to this market has shrunk. Meanwhile, the teen population is growing and its purchasing power has increased. To take advantage of these trends we invested in Hot Topic, a specialty retailer of music-licensed apparel, accessories and gifts; and dELiA*s, a juniors catalog merchant.

Outlook

In our view, there are still lots of opportunities to be found in the global marketplace. In the short-term, we expect that consumer spending will remain somewhat sluggish, and could potentially fall if the economy weakens. Nonetheless, we'll continue to pursue fast-growing retail companies worldwide. We'll keep our focus on those with unique products, or innovative methods of distributing their products and services, with an eye toward those that can continue to prosper even if spending weakens. Our sense is that these companies will be the strongest retail players in the years to come.

"...there are
still lots of
opportunities
to be found
in the global
marketplace."

------------------------------------------------------------------------------
This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

International investing involves special risks such as political and currency risks and differences in accounting standards and financial reporting. Sector investing is subject to greater risks than the market as a whole.

1 Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Global Marketplace Fund. Total return is a performance measure that equals the sum of all income and capital gains dividends, assuming reinvestment of these distributions, and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent-deferred sales charge for Class B shares (5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

CUMULATIVE TOTAL RETURNS
For the period ended March 31, 1997
                                                   ONE        LIFE OF
                                                   YEAR        FUND
                                                ----------   ----------
John Hancock Global Marketplace Fund: Class A     (5.49%)     60.29%(1)
John Hancock Global Marketplace Fund: Class B     (6.13%)     14.66%(2)

AVERAGE ANNUAL TOTAL RETURNS
For the period ended March 31, 1997

                                                   ONE        LIFE OF
                                                   YEAR        FUND
                                                ----------   ----------
John Hancock Global Marketplace Fund: Class A(3)  (5.49%)     20.77%(1)
John Hancock Global Marketplace Fund: Class B(3)  (6.13%)     12.18%(2)

Notes to Performance

(1) Class A shares commenced on September 29, 1994.
(2) Class B shares commenced on January 22, 1996.
(3) Effective September 9, 1994, the Adviser has voluntarily undertaken to limit the Fund's expenses, including the management fee (but not including the transfer agent fee and 12b-1 fee) to 0.90% of the Fund's daily net asset value. Without the limitations of expenses, the average annual total return for the one-year period and since inception would have been (5.81%) and 17.20% for Class A shares and (6.45%) and 11.09% for Class B shares, respectively.

WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in John Hancock Global Marketplace Fund would be worth on April 30, 1997, assuming you invested on the day each class of shares started and have reinvested all distributions. For comparison, we've shown the same $10,000 investment in both the Standard & Poor's 500 Stock Index and the Morgan Stanley World Index. The Standard & Poor's 500 Stock Index is an unmanaged index that includes 500 widely traded common stocks and is often used as a measure of stock market performance. The Morgan Stanley World Index is an unmanaged index that measures the performance of a diverse range of global stock markets.

Global Marketplace Fund
Class A shares

Line chart with the heading Global Marketplace Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are four lines.

The first line represents the Standard & Poor's 500 Stock Index, and is equal to $17,946 as of April 30, 1997. The second line represents the value of the Global Marketplace Fund, before sales charge, and is equal to $16,842 as of April 30, 1997. The third line represents the value of the hypothetical $10,000 investment made in the Global Marketplace Fund on September 29, 1994, after sales charge, and is equal to $16,000 as of April 30, 1997. The fourth line represents the Morgan Stanley World Index and is equal to $13,881 as of April 30, 1997.


Global Marketplace Fund
Class B shares

Line chart with the heading Global Marketplace Fund, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are four lines.

The first line represents the value of the Standard & Poor's 500 Stock Index and is equal to $13,378 as of April 30, 1997. The second line represents the value of the Global Marketplace Fund, before sales charge, and is equal to $11,841 as of April 30, 1997. The third line represents the value of the hypothetical $10,000 investment made in the Global Marketplace Fund, after sales charge, on January 22, 1996, and is equal to $11,821 as of April 30, 1997. The fourth line represents the Morgan Stanley World Index and is equal to $11,441 as of April 30, 1997.



FINANCIAL STATEMENTS

John Hancock Funds - Global Marketplace Fund

The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on April 30, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
April 30, 1997 (Unaudited)
-------------------------------------------------------------------------------
Assets:
Investments at value - Note C:
Common stocks (cost - $41,314,495)                                $  44,524,544
Joint repurchase agreement (cost - $7,921,000)                        7,921,000
                                                                  -------------
                                                                     52,445,544
Cash                                                                        183
Foreign currency, at value (cost - $9,444)                                9,428
Receivable for shares sold                                               49,411
Receivable for forward foreign currency exchange
contracts sold - Note A                                                      10
Dividends receivable                                                      9,730
Interest receivable                                                       1,183
Foreign tax receivable                                                    7,916
Deferred organization expenses - Note A                                   3,505
Other assets                                                                 14
                                                                  -------------
Total Assets                                                         52,526,924
-------------------------------------------------------------------------------
Liabilities:
Payable for investments purchased                                       936,798
Payable for shares repurchased                                            6,359
Payable to John Hancock Advisers, Inc.
and affiliates - Note B                                                  46,649
Accounts payable and accrued expenses                                    47,628
                                                                  -------------
Total Liabilities                                                     1,037,434
-------------------------------------------------------------------------------
Net Assets:
Capital paid-in                                                   $  54,878,973
Accumulated net realized loss on investments
and foreign currency transactions                                (    6,291,728)
Net unrealized appreciation of investments
and foreign currency transactions                                     3,209,765
Accumulated net investment loss                                  (      307,520)
                                                                  -------------
Net Assets                                                        $  51,489,490
===============================================================================

Net Asset Value Per Share:
(Based on net asset values and shares of
beneficial interest outstanding - unlimited
number of shares authorized with no par
value, respectively)
Class A - $22,378,657 / 1,568,073                                 $      14.27
===============================================================================
Class B - $29,110,833 / 2,057,887                                 $      14.15
===============================================================================
Maximum Offering Price Per Share *
Class A - ($14.27 x 105.26%)                                      $      15.02
===============================================================================
* On single retail sales of less than $50,000.  On sales of $50,000 or more and on group sales the offering price is reduced.

See notes to financial statements.



The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

Statement of Operations
Six months ended April 30, 1997 (Unaudited)
-----------------------------------------------------------------------
Investment Income:
Dividends (net of foreign withholding taxes of $5,557)      $   130,011
Interest                                                        109,590
                                                            -----------
                                                                239,601
Expenses:
Investment management fee - Note B                              217,546
Distribution and service fee - Note B
  Class A                                                        35,554
  Class B                                                       153,419
Transfer agent fee - Note B                                     110,268
Custodian fee                                                    39,659
Registration and filing fees                                     21,692
Auditing fee                                                     15,125
Printing                                                         12,057
Financial services fee - Note B                                   5,099
Trustees' fees                                                    2,241
Miscellaneous                                                     1,030
Legal fees                                                          768
Organization expense - Note A                                       720
                                                            -----------
Total Expenses                                                  615,178
-----------------------------------------------------------------------
Less Expense Reductions - Note B                           (     68,057)
-----------------------------------------------------------------------
Net Expenses                                                    547,121
-----------------------------------------------------------------------
Net Investment Loss                                        (    307,520)
-----------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments
and Foreign Currency Transactions:
Net realized loss on investments sold                      (  4,232,427)
Net realized gain on foreign currency transactions                2,150
Change in net unrealized appreciation/depreciation
of investments                                                  696,280
Change in net unrealized appreciation/depreciation
of foreign currency transactions                           (      8,088)
                                                            -----------
Net Realized and Unrealized
Loss on Investments and
Foreign Currency Transactions                              (  3,542,085)
=======================================================================
Net Decrease in Net Assets
Resulting from Operations                                  ( $3,849,605)
=======================================================================

See notes to financial statements.


The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment and foreign currency gains and losses, distributions paid to shareholders, if any, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested, if any, and repurchased during the last three periods, along with the corresponding dollar value.

Statement of Changes in Net Assets
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                PERIOD FROM       SIX MONTHS ENDED
                                                                             YEAR ENDED     SEPTEMBER 1, 1996 TO   APRIL 30, 1997
                                                                          AUGUST 31, 1996    OCTOBER 31, 1996(1)    (UNAUDITED)
                                                                          ---------------    ------------------    ------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss                                                         ($     91,821)     ($     88,237)     ($    307,520)
Net realized loss on investments sold and foreign currency transactions
                                                                            (     802,118)     (   1,264,001)     (   4,230,277)
Change in net unrealized appreciation/depreciation of investments and
foreign currency transactions                                                   1,009,211          1,314,259            688,192
                                                                             ------------       ------------       ------------
Net Increase (Decrease) in Net Assets Resulting from Operations                   115,272      (      37,979)     (   3,849,605)
                                                                             ------------       ------------       ------------
From Fund Share Transactions - Net*                                            38,385,073         12,741,407          3,423,722
                                                                             ------------       ------------       ------------
Net Assets:
Beginning of period                                                               711,600         39,211,945         51,915,373
                                                                             ------------       ------------       ------------
End of period
(including net investment loss of none; none; and $307,520, respectively)    $ 39,211,945       $ 51,915,373       $ 51,489,490
                                                                             ============       ============       ============
* Analysis of Fund Share Transactions:

                                                                       PERIOD FROM                    SIX MONTHS ENDED
                                      YEAR ENDED                  SEPTEMBER 1, 1996 TO                 APRIL 30, 1997
                                   AUGUST 31, 1996                 OCTOBER 31, 1996(1)                  (UNAUDITED)
                             ---------------------------       ---------------------------       ---------------------------
                               SHARES           AMOUNT            SHARES           AMOUNT           SHARES           AMOUNT
                             ---------       -----------       ---------       -----------       ---------       -----------
Class A
Shares sold                  1,349,557       $20,373,589         684,738       $10,778,771         651,621       $ 9,780,468
Less shares repurchased     (  292,024)     (  4,386,051)     (  381,164)     (  6,000,820)     (  506,601)     (  7,492,608)
                             ---------       -----------       ---------       -----------       ---------       -----------
Net Increase                 1,057,533       $15,987,538         303,574       $ 4,777,951         145,020       $ 2,287,860
                             =========       ===========       =========       ===========       =========       ===========
Class B **
Shares sold                  1,569,827       $23,824,449         555,243       $ 8,755,160         654,404       $ 9,742,597
Less shares repurchased     (   95,769)     (  1,426,914)     (   50,082)     (    791,704)     (  575,736)     ($ 8,606,735)
Net Increase                 1,474,058       $22,397,535         505,161       $ 7,963,456          78,668       $ 1,135,862

**  Class B commenced operations on January 22, 1996.

(1) Effective October 31, 1996, the fiscal period end changed from August 31 to October 31.

See notes to financial statements.



Financial Highlights

Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:
----------------------------------------------------------------------------------------------------------------------------------
                                                   FOR THE PERIOD
                                                 SEPTEMBER 29, 1994
                                                   (COMMENCEMENT                          PERIOD FROM           SIX MONTHS ENDED
                                                   OF OPERATIONS)      YEAR ENDED      SEPTEMBER 1, 1996         APRIL 30, 1997
                                                 TO AUGUST 31, 1995  AUGUST 31, 1996  TO OCTOBER 31, 1996(8)      (UNAUDITED)
                                                 ------------------  ---------------  ----------------------  --------------------
CLASS A
Per Share Operating Performance
Net Asset Value, Beginning of Period                  $  8.50            $ 11.49            $ 15.16                 $ 15.31
                                                      -------            -------            -------                 -------
Net Investment Income (Loss) (1)                         0.01           (   0.08)          (   0.02)               (   0.05)
Net Realized and Unrealized Gain on Investments and
Foreign Currency Transactions                            3.01               3.75               0.17                (   0.99)
                                                      -------            -------            -------                 -------
Total from Investment Operations                         3.02               3.67               0.15                (   1.04)
                                                      -------            -------            -------                 -------
Less Distributions:
Dividends from Net Investment Income                 (   0.01)                --                 --                      --
Distributions in Excess of Net Investment Income     (   0.02)                --                 --                      --
                                                      -------            -------            -------                 -------
Total Distributions                                  (   0.03)                --                 --                      --
                                                      -------            -------            -------                 -------
Net Asset Value, End of Period                        $ 11.49            $ 15.16            $ 15.31                 $1 4.27
                                                      =======            =======            =======                 =======
Total Investment Return at Net Asset Value (2)         35.61%(4)          31.94%              0.99%(4)             (  6.79%)(4)
Total Adjusted Investment Return
at Net Asset Value (2,3)                               28.69%(4)          29.69%              0.89%(4)             (  6.91%)(4)

Ratios and Supplemental Data
Net Assets, End of Period (000s omitted)              $   712            $16,966            $21,782                 $22,379
Ratio of Expenses to Average Net Assets                 1.50%(5)           1.45%              1.54%(5)                1.62%(5)
Ratio of Adjusted Expenses
to Average Net Assets (6)                               9.00%(5)           3.70%              2.12%(5)                1.87%(5)
Ratio of Net Investment Income (Loss)
to Average Net Assets                                   0.06%(5)        (  0.57%)          (  0.70%)(5)            (  0.74%)(5)
Ratio of Adjusted Net Investment Loss to
Average Net Assets (6)                               (  7.44%)(5)       (  2.82%)          (  1.28%)(5)            (  0.99%)(5)
Portfolio Turnover Rate                                   63%                52%                12%                     76%
Average Broker Commission Rate (7)                        N/A            $0.0140            $0.0079                 $0.0144
Fee Reduction Per Share (1)                           $  0.65            $  0.31            $  0.02                 $  0.02

The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), distributions of the Fund, and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

See notes to financial statements.


Financial Highlights (continued)
----------------------------------------------------------------------------------------------------------------------------------
                                                                     FOR THE PERIOD       PERIOD FROM           SIX MONTHS ENDED
                                                                    JANUARY 22, 1996    SEPTEMBER 1, 1996        APRIL 30, 1997
                                                                   TO AUGUST 31, 1996  TO OCTOBER 31, 1996(8)      (UNAUDITED)
                                                                   ------------------  ----------------------  --------------------
CLASS B
Per Share Operating Performance
Net Asset Value, Beginning of Period                                     $ 11.95             $ 15.09                $ 15.22
                                                                         -------             -------                -------

Net Investment Loss (1)                                                 (   0.11)           (   0.04)              (   0.11)
Net Realized and Unrealized Gain on Investments and
Foreign Currency Transactions                                               3.25                0.17               (   0.96)
                                                                         -------             -------                -------
Total from Investment Operations                                            3.14                0.13               (   1.07)
                                                                         -------             -------                -------
Net Asset Value, End of Period                                           $ 15.09             $ 15.22                $ 14.15
                                                                         =======             =======                =======

Total Investment Return at Net Asset Value (2)                            26.28%(4)            0.86%(4)            (  7.03%)(4)
Total Adjusted Investment Return at Net Asset Value (2,3)                 25.50%(4)            0.76%(4)            (  7.15%)(4)

Ratios and Supplemental Data
Net Assets, End of Period (000s omitted)                                 $22,246             $30,133                $29,111
Ratio of Expenses to Average Net Assets                                    2.15%(5)            2.24%(5)               2.32%(5)
Ratio of Adjusted Expenses to Average Net Assets (6)                       3.49%(5)            2.82%(5)               2.57%(5)
Ratio of Net Investment Loss to Average Net Assets                      (  1.28%)(5)        (  1.42%)(5)           (  1.44%)(5)
Ratio of Adjusted Net Investment Loss to
Average Net Assets (6)                                                  (  2.62%)(5)        (  2.00%)(5)           (  1.69%)(5)
Portfolio Turnover Rate                                                      52%                 12%                    76%
Average Broker Commission Rate (7)                                       $0.0140             $0.0079                $0.0144
Fee Reduction Per Share (1)                                              $  0.11             $  0.02                $  0.02

(1) Based on the average of the shares outstanding at the end of each month.
(2) Assumes dividend reinvestments and does not reflect the effect of sales charges.
(3) An estimated total return calculation that does not take into consideration reductions by the Adviser during the periods shown.
(4) Not annualized.
(5) On an annualized basis.
(6) Unreimbursed, without fee reduction.
(7) Per portfolio share traded. Required for fiscal years that began September
    1, 1995, or later.
(8) Effective October 31, 1996, the fiscal period end changed from August 31 to October 31.

See notes to financial statements.



Schedule of Investments
April 30, 1997 (Unaudited)
----------------------------------------------------------------------------------------------------------------------------------
The Schedule of Investments is a complete list of all securities owned by the
Global Marketplace Fund on April 30, 1997. It's divided into two main categories: common stocks and short-term investments. Common stocks are further broken down by industry group. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                         MARKET
ISSUER, DESCRIPTION                              NUMBER OF SHARES        VALUE
-------------------                              ----------------     -----------
COMMON STOCKS
Advertising (1.41%)
Outdoor Systems, Inc.*                                     26,250     $   728,438
                                                                      -----------
Auto - Leasing / Rentals (0.28%)
Budget Group, Inc. *                                        6,400         144,000
                                                                      -----------
Beverages - Alcoholic (1.89%)
Mondavi (Robert) Corp. (Class A)*                          26,000         975,000
                                                                      -----------
Consumer Products Miscellaneous (2.60%)
Samsonite Corp.*                                           32,200       1,336,300
                                                                      -----------
Diversified Operations (1.49%)
Moulin International Holdings Ltd.
(Hong Kong)                                             1,006,730         766,760
                                                                      -----------
Leisure (4.99%)
Disney (Walt) Co., (The)                                   15,000       1,230,000
Premier Parks Inc.*                                        24,900         737,663
Silicon Gaming, Inc.*                                      44,000         599,500
                                                                      -----------
                                                                        2,567,163
                                                                      -----------
Printing - Commercial (1.60%)
Mail-Well, Inc.*                                           30,000         821,250
                                                                      -----------
Real Estate Operations (1.06%)
Central Parking Corp.                                      19,800         544,500
                                                                      -----------
Retail - Apparel / Shoe Group (3.93%)
AnnTaylor Stores Corp.*                                    30,000         727,500
Footstar, Inc.*                                             3,742          77,647
Gap, Inc. (The)                                            22,000         701,250
Stage Stores, Inc.*                                        25,000         518,750
                                                                      -----------
                                                                        2,025,147
                                                                      -----------
Retail - Consumer Electronics (1.64%)
Grupo Elektras, S.A. de C.V.,
Global Depositary Receipts
(Mexico)                                                   45,000     $   843,750
                                                                      -----------
Retail - Department Stores (5.36%)
Kohl's Corp.*                                              30,000       1,466,250
Oasis Stores PLC (United Kingdom)                          90,000         568,882
Proffitt's, Inc.*                                          15,000         560,625
Saks Holdings, Inc.*                                        8,700         166,388
                                                                      -----------
                                                                        2,762,145
                                                                      -----------
Retail - Discount & Variety (4.57%)
Consolidated Stores Corp.*                                 23,000         920,000
Dollar General Corp.                                       27,500         869,687
Filene's Basement Corp*                                    70,000         411,250
99 Cents Only Stores *                                      7,100         153,538
                                                                      -----------
                                                                        2,354,475
                                                                      -----------
Retail - Drug Stores (4.88%)
Arbor Drugs, Inc.                                          45,000         826,875
CVS Corp.                                                  34,000       1,687,250
                                                                      -----------
                                                                        2,514,125
                                                                      -----------
Retail - Home Furnishings (2.39%)
Cost Plus, Inc.*                                           32,000         528,000
Linens 'N Things, Inc.*                                    33,000         701,250
                                                                      -----------
                                                                        1,229,250
                                                                      -----------
Retail - Mail Order / Direct (2.33%)
dELiA*s Inc.*                                              40,000         680,000
Micro Warehouse, Inc.*                                     30,000         517,500
                                                                      -----------
                                                                        1,197,500
                                                                      -----------
Retail - Major Chains (3.06%)
Costco Cos., Inc.*                                         35,000       1,010,625
Wal-Mart Stores, Inc.                                      20,000         565,000
                                                                      -----------
                                                                        1,575,625
                                                                      -----------
Retail - Miscellaneous/Diversified (10.88%)
Borders Group, Inc. *                                      30,000         637,500
Burton Group PLC (United Kingdom)                         268,000         660,227
Coles Myer Ltd., American Depositary
Receipts, (ADR) (Australia)                                 8,000         312,000
Grand Optical Photoservice SA (France)                      7,000       1,042,234
Guitar Center, Inc.*                                       28,500         402,562
Hibbett Sporting Goods, Inc.*                              31,300         500,800
Hot Topic, Inc.*                                           37,500         965,625
Next, PLC (United Kingdom)                                 60,000         633,549
Staples, Inc.*                                             25,000         450,000
                                                                      -----------
                                                                        5,604,497
                                                                      -----------
Retail - Restaurants (5.83%)
PizzaExpress PLC (United Kingdom)                         130,000       1,455,916
Starbucks Corp.*                                           25,000         746,875
Wetherspoon (J.D.) PLC
(United Kingdom)                                           42,687         799,084
                                                                      -----------
                                                                        3,001,875
                                                                      -----------
Retail - Supermarkets (11.41%)
Blue Square-Israel Ltd., (ADR) (Israel) *                  50,000         931,250
Carrefour SA (France)                                       2,490       1,554,623
Disco S.A., (ADR) (Argentina) *                            38,000       1,178,000
Quality Food Centers, Inc. *                               30,000       1,203,750
Riser Foods, Inc. (Class A)                                15,000         519,375
Santa Isabel S.A., (ADR) (Chile)                           20,000         487,500
                                                                      -----------
                                                                        5,874,498
                                                                      -----------
Retail / Wholesale - Building Products (3.26%)
Castorama Dubois Investissements
SA (France)                                                 2,456         363,150
Home Centers (DIY) Ltd. (Israel) *                         60,000         270,000
Home Depot, Inc.                                           18,000       1,044,000
                                                                      -----------
                                                                        1,677,150
                                                                      -----------
Retail / Wholesale - Computers (1.35%)
CompUSA, Inc.*                                             36,200         696,850
                                                                      -----------
Shoes & Related Apparel (3.06%)
Candie's, Inc.*                                           100,000         450,000
Wolverine World Wide, Inc.                                 28,000       1,127,000
                                                                      -----------
                                                                        1,577,000
                                                                      -----------
Textiles - Apparel Manufacturing (5.96%)
Cutter & Buck, Inc.*                                       37,500         450,000
First Sign International Holdings Ltd.
(Hong Kong)                                             3,000,000         596,398
Glorious Sun Enterprises (Hong Kong) *                  1,800,000         894,598
Jones Apparel Group, Inc.*                                 27,000       1,127,250
                                                                      -----------
                                                                        3,068,246
                                                                      -----------
     TOTAL COMMON STOCKS
     (Cost $41,314,495)                                  (86.47%)     $44,524,544
                                                        =========     ===========

                                       INTEREST        PAR VALUE         MARKET
ISSUER, DESCRIPTION                      RATE        (000s OMITTED)      VALUE
-------------------                    --------     ----------------  -----------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (15.39%)
Investment in a joint repurchase
agreement transaction with
Aubrey G. Lanston & Co. -
Dated 4-30-97, Due 5-01-97
(Secured by US Treasury Notes,
5.500% thru 6.625%, Due
5-15-98 thru 9-30-01)
Note A                                  5.375%              7,921     $ 7,921,000
                                                                      -----------
     TOTAL SHORT-TERM INVESTMENTS                         (15.39%)      7,921,000
                                                         --------     -----------
     TOTAL INVESTMENTS                                   (101.86%)    $52,445,544
                                                         ========     ===========

* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.


Country Diversification (Unaudited)
------------------------------------------------------------------------------
The concentration of investments by industry group for individual securities held by the Fund is shown in the schedule of investments. In addition, the concentration of investments can be aggregated by the countries in which the Fund invests. The table below shows the percentage of the Fund's investments at April 30, 1997 assigned to the various countries.

                             MARKET VALUE
                             OF SECURITIES
                            AS A PERCENTAGE
                               OF FUND'S
COUNTRY DIVERSIFICATION       NET ASSETS
-----------------------     ---------------
Argentina                        2.29%
Australia                        0.61
Chile                            0.95
France                           5.75
Hong Kong                        4.38
Israel                           2.33
Mexico                           1.64
United Kingdom                   8.00
United States                   75.91
                               ------
                               101.86%
                               ======



NOTES TO FINANCIAL STATEMENTS

John Hancock Funds - Global Marketplace Fund

(UNAUDITED)
NOTE A --
ACCOUNTING POLICIES
John Hancock World Fund (the "Trust") is an open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of three series: John Hancock Global Marketplace Fund (the "Fund"), John Hancock Pacific Basin Equities Fund and John Hancock Global Rx Fund. The other two series of the Trust are reported in separate financial statements. The investment objective of the Fund is to achieve long-term capital appreciation through investment primarily in a foreign and U.S. stocks of companies that merchandise goods and services to consumers or to consumer companies.

The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan.

Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing sources or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days or less are valued at amortized cost, which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars as described in "Foreign Currency Translation" below.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more large repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis. Capital gains realized on some foreign securities are subject to foreign taxes and are accrued, as applicable.

FEDERAL INCOME TAXES The Fund intends to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investment, to its shareholders. Therefore, no federal income tax provision is required. For federal income tax purposes, the Fund has $2,061,437 of capital loss carryforwards available, to the extent provided by regulations, to offset future net realized capital gains. To the extent that such carryforwards are used by the Fund, no capital distribution will be made.
The carryforwards expire as follows: October 31, 2003 - $849, and October 31, 2004 - $2,060,588.

DIVIDENDS, DISTRIBUTIONS AND INTEREST Dividend income on investment securities is recorded on the ex-dividend date or, in the case of some foreign securities, on the date thereafter when the Fund identifies the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are calculated at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

ORGANIZATION EXPENSES Expenses incurred in connection with the organization of the Fund have been capitalized and are being charged to the Fund's operations ratably over a five-year period that commenced with the investment operations of the Fund.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amount of assets, liabilities, revenues and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The fund had no borrowing activity for the period ended April 30, 1997.

FOREIGN CURRENCY TRANSLATION All assets or liabilities initially expressed in terms of foreign currencies are translated into U.S. dollars based on London currency exchange quotations as of 5:00 p.m., London time, on the date of any determination of the net asset value of the Fund. Transactions affecting statement of operations accounts and net realized gain/(loss) on investments are translated at the rates prevailing at the dates of the transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in the exchange rate.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS The Fund may enter into forward foreign currency exchange contracts as a hedge against the effect of fluctuations in currency exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date at a set price. The aggregate principal amounts of the contracts are marked to market daily at the applicable foreign currency exchange rates. Any resulting unrealized gains and losses are included in the determination of the Fund's daily net assets. The Fund records realized gains and losses at the time the forward foreign currency contract is closed out or offset by a matching contract. Risks may arise upon entering these contracts from potential inability of counterparties to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

These contracts involve market or credit risk in excess of the unrealized gain or loss reflected in the Fund's Statement of Assets and Liabilities. The Fund may also purchase and sell forward contracts to facilitate the settlement of foreign currency denominated portfolio transactions transactions, under which it intends to take delivery of the foreign currency. Such contracts normally involve no market risk other than that not offset by the currency amount of the underlying transaction.

Open forward foreign currency contracts at April 30, 1997, were as follows:

               PRINCIPAL AMOUNT   EXPIRATION   UNREALIZED
CURRENCY     COVERED BY CONTRACT     DATE     APPRECIATION
--------     -------------------     ----     ------------
SELLS
French Francs       55,029          May 97        $10

FINANCIAL FUTURES CONTRACTS The Fund may buy and sell financial futures contracts for speculative purposes and/or to hedge against the effects of fluctuations in interest rates, currency exchange rates and other market conditions. Buying futures tends to increase the Fund's exposure to the underlying instrument. Selling futures tends to decrease the Fund's exposure to the underlying instrument or hedge other Fund instruments. At the time the Fund enters into a financial futures contract, it is required to deposit with its custodian a specified amount of cash or U.S. government securities, known as "initial margin," equal to a certain percentage of the value of the financial futures contract being traded. Each day, the futures contract is valued at the official settlement price of the board of trade or U.S. commodities exchange. Subsequent payments, known as "variation margin," to and from the broker are made on a daily basis as the market price of the financial futures contract fluctuates. Daily variation margin adjustments, arising from this "mark to market," are recorded by the Fund as unrealized gains or losses.

When the contracts are closed, the Fund recognizes a gain or loss. Risks of entering into futures contracts include the possibility that there may be an illiquid market and/or that a change in the value of the contracts may not correlate with changes in the value of the underlying securities.

For Federal income tax purposes, the amount, character and timing of the Fund's gains and/or losses can be affected as a result of futures contracts.

At April 30, 1997, there were no open positions in financial futures contracts.

OPTIONS Listed options are valued at the last quoted sales price on the exchange on which they are primarily traded. Over-the-counter options are valued at the mean between the last bid and asked prices. Upon the writing of a call or put option, an amount equal to the premium received by the Fund is included in the Statement of Assets and Liabilities as an asset and corresponding liability. The amount of the liability is subsequently marked to market to reflect the current market value of the written option.

The Fund may use option contracts to manage its exposure to the stock market. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument and buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument, or hedge other Fund investments.

The maximum exposure to loss for any purchased options will be limited to the premium initially paid for the option. In all other cases, the face (or "notional") amount of each contract at value reflects the maximum exposure of the Fund in these contracts, but the actual exposure will be limited to the change in value of the contract over the period the contract remains open.

Risks may also arise if counterparties do not perform under the contracts' terms, or if the Fund is unable to offset a contract with a counterparty on a timely basis ("liquidity risk"). Exchange-traded options have minimal credit risk as the exchanges act as counterparties to each transaction, and only present liquidity risk in highly unusual market conditions. To minimize credit risk and liquidity risks in over-the-counter option contracts, the Fund will continuously monitor the creditworthiness of all its counterparties.

At any particular time, except for purchased options, market or credit risk may involve amounts in excess of those reflected in the Fund's period-end Statement of Assets and Liabilities.

There were no written option transactions for the period ended April 30, 1997.

NOTE B --
MANAGEMENT FEE AND TRANSACTIONS
WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.80% of the first $250,000,000 of the Fund's average daily net asset value and (b) 0.70% of the Fund's average daily net asset value in excess of $250,000,000.

The Adviser has agreed to limit Fund expenses, including the management fee (but not including the transfer agent fee and the 12b-1 fee), to 0.90% of the Fund's daily net assets. Accordingly, the reduction in the Adviser's fee amounted to $68,057 for the period ended April 30, 1997. The Adviser reserves the right to terminate this limit in the future.

The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser. For the period ended April 30, 1997, net sales charges received with regard to Class A shares amounted to $185,961. Out of this amount, $29,323 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $102,027 was paid as sales commissions to sales personnel of unrelated broker-dealers and $54,611 was paid as sales commissions to personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the sole shareholder until November 29, 1996 of John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

Class B shares which are redeemed within six years of purchase will be subject to a contingent-deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended April 30, 1997, the contingent-deferred sales charges paid to JH Funds amounted to $54,632.

In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plans with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds, for distribution and service expenses at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of these payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays a transfer agent fee based on the number of shareholder accounts and certain-out-pocket expenses.

The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period was at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon, and Mr. Richard S. Scipione are trustees and/or officers of the Adviser, and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability with regard to the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gain or losses. At April 30, 1997, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $1.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than short-term securities, during the period ended April 30, 1997, aggregated $38,400,014 and $39,842,012, respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended April 30, 1997.

The cost of investments owned at April 30, 1997 (including the joint repurchase agreement) for federal income tax purposes was $49,235,495. Gross unrealized appreciation and depreciation of investments aggregated $5,371,767 and $2,161,718, respectively, resulting in net unrealized appreciation of $3,210,049.



NOTES

John Hancock Funds - Global Marketplace Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]



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PAID
Randolph, MA
Permit No. 75

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box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads: "A Global Investment Management Firm."

101 Huntington Avenue, Boston, MA 02199-7603
1-800-225-5291  1-800-554-6713 (TDD)
Internet: www.jhancock.com/funds

This report is for the information of shareholders of the John Hancock Global Marketplace Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.

A recycled logo in lower left hand corner with caption "Printed on Recycled Paper."
                                                                    300SA 4/97
                                                                          6/97

John Hancock Global Fund
Pro forma Combined Statement of Assets and Liabilities
April 30, 1997
(Unaudited)

                                                      John Hancock      John Hancock                            Pro
                                                         Global       Global Marketplace                       Forma
                                                          Fund              Fund          Adjustments         Combined
                                                     ------------     ------------------  -----------      -------------
Assets
Investments at value                                  $121,704,373     $52,445,544       $       --        $ 174,149,917
Cash                                                       200,914             183               --              201,097
Foreign Currency, at value                               2,911,491           9,428               --            2,920,919
Receivable for shares sold                                   2,663          49,411               --               52,074
Receivable for open forward
  foreign currency contracts sold                            1,298              10               --                1,308
Dividends receivable                                       273,093           9,730               --              282,823
Foreign tax receivable                                      26,903           7,916               --               34,819
Interest receivable                                            331           1,183               --                1,514
Deferred organization expense                                 --             3,505             (3,505)(b)           --
Receivable for investments sold                          2,309,811            --                 --            2,309,811
Other assets                                                12,473              14               --               12,487
                                                      ------------     -----------       ------------      -------------
   Total assets                                        127,443,350      52,526,924             (3,505)       179,966,769
                                                      ------------     -----------       ------------      -------------
Liabilities
Payable for investments purchased                        3,376,188         936,798               --            4,312,986
Payable for shares repurchased                              28,261           6,359               --               34,620
Payable to John Hancock
  Advisers, Inc. and affiliates                            153,507          46,649               --              200,156
Accounts payable and accrued expenses                       73,577          47,628               --              121,205
                                                      ------------     -----------       ------------      -------------
   Total liabilities                                     3,631,533       1,037,434               --            4,668,967
                                                      ------------     -----------       ------------      -------------
Net Assets
Capital paid-in                                         93,596,645      54,878,973             (3,505)(b)    148,472,113
Net unrealized appreciation of investments
  and foreign currency transactions                     21,881,757       3,209,765               --           25,091,522
Accumulated net realized gain (loss) on investments
  and foreign currency transactions                      8,770,928      (6,291,728)              --            2,479,200
Accumulated net investment loss                           (437,513)       (307,520)              --             (745,033)
                                                      ------------     -----------       ------------      -------------
   Net assets                                         $123,811,817     $51,489,490            ($3,505)     $ 175,297,802
                                                      ============     ===========       ============      =============
Net assets:
Global Fund
    Class A                                            $94,847,960     $     --          $ 22,377,134(a)   $ 117,225,094
    Class B                                             28,963,857           --            29,108,851(a)      58,072,708
Global Marketplace Fund
    Class A                                                   --        22,378,657        (22,378,657)(a)           --
    Class B                                                   --        29,110,833        (29,110,833)(a)           --
                                                      ------------     -----------       ------------      -------------
                                                      $123,811,817     $51,489,490       $     (3,505)     $ 175,297,802
                                                      ============     ===========       ============      =============
Shares outstanding:
Global Fund
    Class A                                              7,498,137            --            1,769,007 (a)      9,267,144
    Class B                                              2,384,165            --            2,396,101 (a)      4,780,266
Global Marketplace Fund
    Class A                                                   --         1,568,073         (1,568,073)(a)           --
    Class B                                                   --         2,057,887         (2,057,887)(a)           --
Net asset value per share:
Global Fund
    Class A                                           $      12.65            --                    --     $       12.65
    Class B                                           $      12.15            --                    --     $       12.15
Global Marketplace Fund
    Class A                                                   --       $     14.27       $     (14.27)(a)           --
    Class B                                                   --       $     14.15       $     (14.27)(a)           --

John Hancock Global Fund
Projected Pro forma Combined Statement of Operations
April 30, 1997
(Unaudited)

                                                             John Hancock    John Hancock
                                                                Global     Global Marketplace                   Pro Forma
                                                                 Fund            Fund          Adjustments       Combined
                                                             ------------  ------------------  -----------      ---------
Investment Income:
     Interest & Dividends
      (net of foreign withholding taxes)                   $  2,181,695     $   380,017         $    --         $ 2,561,712
                                                           ------------     -----------         ---------       -----------
Expenses:
     Management Fee                                           1,190,231         351,135          (100,000)(c)     1,441,366
     Distribution/Service Fee
                      Class A                                   288,785          57,855              --             346,640
                      Class B                                   269,944         246,065              --             516,009
     Transfer Agent Fee (e)                                     474,107         161,327              --             635,434
     Registration & Filing Fees                                  32,663          91,391           (71,465)(e)        52,589
     Custodian Fee                                              149,327         105,814           (49,784)(e)       205,357
     Auditing Fee                                                40,472          62,805           (58,277)(e)        45,000
     Legal Fees                                                   3,434           3,956              --               7,390
     Trustee Fees                                                14,373           2,611              --              16,984
     Printing                                                    27,182          33,666           (16,833)(e)        44,015
     Financial Services Fee                                      23,120           8,164              --              31,284
     Organization expense                                          --             2,226            (2,226)(b)          --
     Miscellaneous                                                4,030           1,894              (474)(e)         5,450
                                                           ------------     -----------         ---------       -----------
     Gross Fund Total Expenses                                2,517,668       1,128,909          (299,059)        3,347,518
     Less Expense Reductions                                       --          (268,101)          268,101(g)           --
                                                           ------------     -----------         ---------       -----------
     Total Expenses                                           2,517,668         860,808           (30,958)        3,347,518
                                                           ------------     -----------         ---------       -----------
     Net Investment Income/(Loss)                              (335,973)       (480,791)           30,958          (785,806)
                                                           ------------     -----------         ---------       -----------
Realized and Unrealized Gain (Loss) on Investments,
and Foreign Currency Transactions:
     Net realized gain/(loss) on investments sold            13,402,485      (6,354,606)             --           7,047,879
     Net realized gain/(loss) on foreign
       currency transactions                                   (346,068)         (3,810)             --            (349,878)
     Change in appreciation/(depreciation) of investments    (6,635,407)      2,202,588              --          (4,432,819)
     Change in appreciation/(depreciation)
       of foreign currency transactions                         126,101            (359)             --             125,742
                                                           ------------     -----------         ---------       -----------
     Net realized and unrealized gain (loss) on
       investments and foreign currency transactions          6,547,111      (4,156,187)             --           2,390,924
                                                           ------------     -----------         ---------       -----------
     Net Increase/(Decrease) in Net Assets
     Resulting from Operations                             $  6,211,138     $(4,636,978)        $  30,958       $ 1,605,118
                                                           ============     ===========         =========       ===========


              See notes to Pro forma Combined Financial Statements

                            JOHN HANCOCK GLOBAL FUND
              NOTES TO PRO FORMA FINANCIAL STATEMENTS - (UNAUDITED)
                                 APRIL 30, 1997

Pro forma information is intended to provide shareholders of John Hancock Global Marketplace Fund with information about the impact of the proposed merger by indicating how the merger might have affected information had the merger been consummated as of May 1, 1996.

The unaudited pro forma combined statements of assets and liabilities and results of operations as of April 30, 1997, have been prepared to reflect the merger of the John Hancock Global Fund and the John Hancock Global Marketplace Fund after giving effect to pro forma adjustments described in the notes listed below.

(a) Acquisition by John Hancock Global Fund of all the assets of John Hancock Global Marketplace Fund and issuance of John Hancock Global Fund Class A and Class B shares in exchange for all of the outstanding Class A and Class B shares, respectively, of John Hancock Global Marketplace Fund.

(b) The deferred organization expense of John Hancock Global Marketplace Fund was written off as the Fund would no longer be in existence.

(c) The investment advisory fee was adjusted to reflect the application of the fee structure which will be in effect for John Hancock Global Fund: 0.90% of the first $100,000,000 of the Fund's average daily net asset value 0.80% of the next $200,000,000, 0.75% of the next $200,000,000 and 0.625%
      of the Fund's average daily net asset value in excess of $500,000,000.

(d) The transfer agent fee for each of the Class A and Class B shares is the total of the respective individual fund's transfer agent fees. The main criteria in determining the transfer agent fees for a specific class is the number of the shareholders accounts.

(e) The actual expenses incurred by the John Hancock Global Fund and John Hancock Global Marketplace Fund for various expenses included on a pro forma basis were reduced to reflect the estimated savings arising from the merger.

(f) The amount of the expense reduction was adjusted to reflect that John Hancock Global Fund has no voluntary limitation on expenses.

John Hancock Global Fund
Pro forma Schedule of Investments
April 30, 1997  (Unaudited)

The Schedule of Investments is a complete list of all securities owned by the Global Fund and Global Marketplace Fund combined on April 30, 1997

                                                                                          -------------------------------
                                                                                                    Global Fund
                                                                                          -------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Par Value
                                                            % of Net   Interest  Maturity            (000's     Market
Issuer - Description                                         Assets    Rate %      Date     Shares   Omitted)   Value**
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Argentina                                                     1.75%
     Disco S.A., American Depositary Receipts (ADR)
       (Retail - Supermarkets)*
     Perez Companc S.A. (ADR) (Oil & Gas)                                                   117,300             1,888,976
                                                                                                              -----------
Australia
     Coles Myer Ltd., (ADR)                                   2.00%
       (Retail - Miscellaneous/Diversified)
     Newcrest Mining Ltd. (Metal)                                                           100,000               297,122
     RGC Ltd. (Metal)                                                                       390,007             1,414,281
     WMC Ltd. (Metal)                                                                       250,000             1,481,713
                                                                                                              ------------
                                                                                                                3,193,116
                                                                                                              ------------

Brazil                                                        2.23%
     Centrais Electricas Brasileiras S/A (ADR) (Utilities)                                   51,600             1,135,200
     Telecomunicacoes Brasileiras S/A (ADR)
       (Telecommunications)                                                                  24,200             2,776,950
                                                                                                              ------------
                                                                                                                3,912,150
                                                                                                              ------------

Canada                                                        0.26%
     Cinar Films, Inc. (Class B) (Leisure)*                                                  20,000               455,000
                                                                                                              ------------

Chile                                                         0.44%
     Maderas y Sinteticos SA (ADR) (Building)                                                17,800               284,800
                                                                                                              ------------
     Santa Isabel S.A., (ADR) (Retail - Supermarkets)

France                                                        4.03%
     Carrefour SA (Retail - Supermarkets)
     Castorama Dubois Investissements SA
       (Retail/Wholesale-Building Products)
     Grand Optical Photoservice SA
       (Retail - Miscellaneous/Diversified)
     LVMH Moet Hennessy Louis Vuitton (Beverages)                                             9,250             2,258,417
     Lyonnaise des Eaux SA (Diversified Operations)                                          20,500             1,854,536
                                                                                                              ------------
                                                                                                                4,112,953
                                                                                                              ------------
Germany                                                       2.70%
     Schering AG (Medical)                                                                   30,000             2,875,621
     VEBA AG (Diversified Operations)                                                        36,000             1,854,256
                                                                                                              ------------
                                                                                                                4,729,877
                                                                                                              ------------
Hong Kong                                                     7.58%
     Cheung Kong (Holdings) Ltd. (Real Estate Operations)                                   265,000             2,326,212
     China Resources Enterprise Ltd. (Real Estate Operations)                               605,000             1,671,335
     CITIC Pacific Ltd. (Diversified Operations)                                            250,000             1,352,224
     First Sign International Holdings Ltd.
       (Textiles - Apparel Manufacturing)
     Glorious Sun Enterprises
       (Textiles - Apparel Manufacturing)*
     Hong Kong & Shanghai Hotels Ltd. (Leisure)                                           1,080,000             1,568,450
     Hutchison Whampoa Ltd. (Diversified Operations)                                        400,000             2,969,083
     Moulin International Holdings Ltd.
       (Diversified Operations)

     Wharf (Holdings) Ltd. (Real Estate Operations)                                         300,000             1,134,706
                                                                                                              ------------
                                                                                                               11,022,010
                                                                                                              ------------


                                                            ------------------------------------------------------------
                                                                 Global Marketplace               Combined
                                                            ------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                    Par Value                       Par Value
                                                                     (000's     Market               (000's     Market
Issuer - Description                                         Shares  Omitted)   Value**      Shares  Omitted)  Value**
------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Argentina
     Disco S.A., American Depositary Receipts (ADR)          38,000            1,178,000        38,000         1,178,000
       (Retail - Supermarkets)*                                              -----------
     Perez Companc S.A. (ADR) (Oil & Gas)                                                      117,300         1,888,976
                                                                                                             -----------
                                                                                                               3,066,976
                                                                                                             -----------
Australia
     Coles Myer Ltd., (ADR)                                   8,000              312,000         8,000           312,000
       (Retail - Miscellaneous/Diversified)                                  -----------
     Newcrest Mining Ltd. (Metal)                                                              100,000           297,122
     RGC Ltd. (Metal)                                                                          390,007         1,414,281
     WMC Ltd. (Metal)                                                                          250,000         1,481,713
                                                                                                             -----------
                                                                                                               3,505,116
                                                                                                             -----------
Brazil
     Centrais Electricas Brasileiras S/A (ADR) (Utilities)                                      51,600         1,135,200
     Telecomunicacoes Brasileiras S/A (ADR)
       (Telecommunications)                                                                     24,200         2,776,950
                                                                                                             -----------

                                                                                                               3,912,150
                                                                                                             -----------
Canada
     Cinar Films, Inc. (Class B) (Leisure)*                                                     20,000           455,000
                                                                                                             -----------
Chile
     Maderas y Sinteticos SA (ADR) (Building)                                                   17,800           284,800

     Santa Isabel S.A., (ADR) (Retail - Supermarkets)        20,000              487,500        20,000           487,500
                                                                             -----------                     -----------
                                                                                                                 772,300
                                                                                                             -----------
France
     Carrefour SA (Retail - Supermarkets)                     2,490            1,554,623         2,490         1,554,623
     Castorama Dubois Investissements SA                      2,456              363,150         2,456           363,150
       (Retail/Wholesale-Building Products)
     Grand Optical Photoservice SA                            7,000            1,042,234         7,000         1,042,234
       (Retail - Miscellaneous/Diversified)
     LVMH Moet Hennessy Louis Vuitton (Beverages)                                                9,250         2,258,417
     Lyonnaise des Eaux SA (Diversified Operations)                                             20,500         1,854,536
                                                                             -----------                     -----------
                                                                               2,960,007                       7,072,960
                                                                             -----------                     -----------
Germany
     Schering AG (Medical)                                                                      30,000         2,875,621
     VEBA AG (Diversified Operations)                                                           36,000         1,854,256
                                                                                                             -----------
                                                                                                               4,729,877
                                                                                                             -----------
Hong Kong
     Cheung Kong (Holdings) Ltd. (Real Estate Operations)                                      265,000         2,326,212
     China Resources Enterprise Ltd. (Real Estate Operations                                   605,000         1,671,335
     CITIC Pacific Ltd. (Diversified Operations)                                               250,000         1,352,224
     First Sign International Holdings Ltd.                 3,000,000            596,398     3,000,000           596,398
       (Textiles - Apparel Manufacturing)
     Glorious Sun Enterprises
       (Textiles - Apparel Manufacturing)*                  1,800,000            894,598     1,800,000           894,598
     Hong Kong & Shanghai Hotels Ltd. (Leisure)                                              1,080,000         1,568,450
     Hutchison Whampoa Ltd. (Diversified Operations)                                           400,000         2,969,083
     Moulin International Holdings Ltd.
       (Diversified Operations)                             1,006,730            766,760     1,006,730           766,760
                                                                             -----------
     Wharf (Holdings) Ltd. (Real Estate Operations)                            2,257,756       300,000         1,134,706
                                                                             -----------                     -----------
                                                                                                              13,279,766
                                                                                                             -----------

                                                                                          -------------------------------
                                                                                                    Global Fund
                                                                                          -------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    Par Value
                                                            % of Net   Interest  Maturity            (000's     Market
Issuer - Description                                         Assets    Rate %      Date     Shares   Omitted)   Value**
-------------------------------------------------------------------------------------------------------------------------
India                                                         0.71%
     State Bank of India, Global Depositary Receipts                                       51,300               1,247,873
(GDR) (Banks - Foreign)*                                                                                      -----------

Israel                                                        0.68%
     Blue Square-Israel Ltd. (ADR) (Retail-Supermarkets)*
     Home Centers (DIY) Ltd.
       (Retail/Wholesale - Building Products)*

Japan                                                         8.31%
     Fujitsu Ltd. (Computers)                                                             150,000               1,559,853
     Ito-Yokado Co. (Retail)                                                               35,000               1,679,206
     Matsushita-Kotobuki Electronics Industries, Ltd.
       (Electronics)                                                                      122,000               3,892,543
     Rohm Co., Ltd. (Electronics)                                                             800                  62,016
     Sony Corp. (Electronics)                                                              42,000               3,057,313
     TDK Corp. (Electronics)                                                               60,000               4,325,048
                                                                                                              -----------
                                                                                                               14,575,979
                                                                                                              -----------
Malaysia                                                      0.47%
     Sime Darby Berhad (Diversified Operations)                                           265,000                 817,966
                                                                                                              -----------
Mexico                                                        3.13%
     Empresas La Moderna S.A. de C.V. (ADR) (Tobacco)                                      26,200                 543,650
     Grupo Elektras, S.A. de C.V. (GDR)
       (Retail - Consumer Electronics)

     Grupo Industrial Maseca SA de C.V. (ADR) (Food)                                      100,900               1,488,275
     Panamerican Beverages, Inc. (Beverages)                                               89,800               2,604,200
                                                                                                              -----------
                                                                                                                4,636,125
                                                                                                              -----------
Netherlands                                                   0.82%
     Gucci Group, NV (Retail)                                                              15,000               1,040,625
     PolyGram NV (Household)                                                                8,000                 392,137
                                                                                                              -----------
                                                                                                                1,432,762
                                                                                                              -----------
Norway                                                        0.96%
     Saga Petroleum ASA (Oil & Gas)                                                        96,300               1,683,614
                                                                                                              -----------
Singapore                                                     0.74%
     DBS Land Ltd. (Real Estate Operations)                                               400,000               1,293,264
                                                                                                              -----------
South Korea                                                   0.31%
     L.G. Construction Ltd. (Building)                                                     36,530                 540,578
                                                                                                              -----------
Sweden                                                        1.18%
     Investor AB (Diversified Operations)                                                  47,500               2,076,880
                                                                                                              -----------
Switzerland                                                   2.95%
     Ciba Specialty Chemicals AG (Chemicals)*                                               2,133                 183,767


                                                          -----------------------------------------------------------
                                                               Global Marketplace                  Combined
                                                          -----------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                  Par Value                        Par Value
                                                                   (000's     Market                (000's     Market
Issuer - Description                                       Shares  Omitted)   Value**       Shares  Omitted)  Value**
---------------------------------------------------------------------------------------------------------------------
India
     State Bank of India, Global Depositary Receipts                                        51,300           1,247,873
(GDR) (Banks - Foreign)*                                                                                    ----------

Israel
     Blue Square-Israel Ltd. (ADR) (Retail-Supermarkets)*  50,000              931,250      50,000             931,250
     Home Centers (DIY) Ltd.
       (Retail/Wholesale - Building Products)*             60,000              270,000      60,000             270,000
                                                                             ---------                      ----------
                                                                             1,201,250                       1,201,250
                                                                             ---------                      ----------
Japan
     Fujitsu Ltd. (Computers)                                                              150,000           1,559,853
     Ito-Yokado Co. (Retail)                                                                35,000           1,679,206
     Matsushita-Kotobuki Electronics Industries, Ltd.
       (Electronics)                                                                       122,000           3,892,543
     Rohm Co., Ltd. (Electronics)                                                              800              62,016
     Sony Corp. (Electronics)                                                               42,000           3,057,313
     TDK Corp. (Electronics)                                                                60,000           4,325,048
                                                                                                            ----------
                                                                                                            14,575,979
                                                                                                            ----------
Malaysia
     Sime Darby Berhad (Diversified Operations)                                            265,000             817,966
                                                                                                            ----------
Mexico
     Empresas La Moderna S.A. de C.V. (ADR) (Tobacco)                                       26,200             543,650
     Grupo Elektras, S.A. de C.V. (GDR)
       (Retail - Consumer Electronics)                     45,000              843,750
                                                                             ---------
     Grupo Industrial Maseca SA de C.V. (ADR) (Food)                                       100,900           1,488,275
     Panamerican Beverages, Inc. (Beverages)                                                89,800           2,604,200
                                                                                                            ----------
                                                                                                             5,479,875
                                                                                                            ----------
Netherlands
     Gucci Group, NV (Retail)                                                               15,000           1,040,625
     PolyGram NV (Household)                                                                 8,000             392,137
                                                                                                            ----------
                                                                                                             1,432,762
                                                                                                            ----------
Norway
     Saga Petroleum ASA (Oil & Gas)                                                         96,300           1,683,614
                                                                                                            ----------
Singapore
     DBS Land Ltd. (Real Estate Operations)                                                400,000           1,293,264
                                                                                                            ----------
South Korea
     L.G. Construction Ltd. (Building)                                                      36,530             540,578
                                                                                                            ----------
Sweden
     Investor AB (Diversified Operations)                                                   47,500           2,076,880
                                                                                                            ----------
Switzerland
     Ciba Specialty Chemicals AG (Chemicals)*                                                2,133             183,767

                                                                                          ------------------------------
                                                                                                    Global Fund
                                                                                          ------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                                                    Par Value
                                                            % of Net   Interest  Maturity            (000's     Market
Issuer - Description                                         Assets    Rate %      Date     Shares   Omitted)   Value**
------------------------------------------------------------------------------------------------------------------------
     Novartis AG (Medical)                                                                  2,133              2,810,044
     SMH AG (Consumer Products)                                                            16,500              2,182,688
                                                                                                              ----------
                                                                                                               5,176,499
                                                                                                              ----------
United Kingdom                                                7.14%
     Burton Group PLC (Retail - Miscellaneous/Diversified)
     Dixons Group PLC (Retail)                                                            275,000              2,253,039
     EMAP PLC (Media)                                                                     100,000              1,235,008
     Marks & Spencer PLC (Retail)                                                         275,000              2,179,498
     Oasis Stores PLC (Retail - Department Stores)
     Next, PLC (Retail - Miscellaneous/Diversified)
     Pearson PLC (Media)                                                                  115,000              1,327,066
     PizzaExpress PLC (Retail - Restaurants)
     Wetherspoon (J.D.) PLC (Retail)                                                       75,000              1,403,971
                                                                                                              ----------
                                                                                                               8,398,582
                                                                                                              ----------
United States                                                45.14%
     Adaptec, Inc. (Computers)*                                                            32,000              1,184,000
     American International Group, Inc. (Insurance)                                        30,000              3,855,000
     AnnTaylor Stores Corp. (Retail - Apparel/Shoe Group)*
     Apache Corp. (Oil & Gas)                                                              25,000                850,000
     Arbor Drugs, Inc. (Retail - Drug Stores)
     Borders Group, Inc. (Retail - Miscellaneous/Diversified)*
     Budget Group, Inc. (Auto - Leasing/Rentals)*
     Candie's, Inc. (Shoes & Related Apparel)*
     Central Parking Corp. (Real Estate Operations)
     Cisco Systems, Inc. (Computers)*                                                      33,000              1,707,750
     Colgate-Palmolive Co. (Soap & Cleaning Preparations)                                  20,000              2,220,000
     CompUSA, Inc. (Retail/Wholesale - Computers)*
     Consolidated Stores Corp. (Retail - Discount & Variety)*
     Costco Cos., Inc. (Retail - Major Chains)*
     Cost Plus, Inc. (Retail - Home Furnishings)*
     Cutter & Buck, Inc. (Textile - Apparel Manufacturing)*
     CVS Corp. (Retail - Drug Stores)
     Dean Witter Discover & Co. (Finance)                                                  80,000              3,060,000
     dELiA*s Inc. (Retail - Mail Order/Direct)*
     Disney (Walt) Co., (The) (Leisure)                                                    32,093              2,631,626
     Dollar General Corp. (Retail - Discount & Variety)
     Du Pont (E.I.) De Nemours & Co. (Diversified Operations)                              30,000              3,183,750
     Eli Lilly & Co. (Medical)                                                             25,000              2,196,875
     Enron Corp. (Oil & Gas)                                                               50,000              1,881,250
     Fannie Mae (Mortgage Banking)                                                         20,000                822,500
     Filene's Basement Corp. (Discount & Variety)*
     Footstar, Inc. (Retail - Apparel/Shoe Group)*
     Gap, Inc. (The) (Retail - Apparel/Shoe Group)
     General Electric Co. (Electronics)                                                    35,000              3,880,625
     Guitar Center Inc. (Retail - Miscellaneous/Diversified)*
     Hibbett Sporting Goods, Inc.
       (Retail - Miscellaneous/Diversified)*
     Home Depot, Inc. (Retail/Wholesale - Building Products)
     Hot Topic, Inc. (Retail - Miscellaneous/Diversified)*
     Intel Corp. (Electronics)                                                             20,000              3,062,500
     International Business Machines Corp. (Computers)                                     15,000              2,411,250
     Johnson & Johnson (Medical)                                                           40,000              2,450,000
     Jones Apparel Group, Inc. (Textiles - Apparel Manufacturing)*


                                                               ------------------------------------------------------------
                                                                    Global Marketplace                  Combined
                                                               ------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                       Par Value                       Par Value
                                                                        (000's     Market               (000's     Market
Issuer - Description                                            Shares  Omitted)   Value**      Shares  Omitted)  Value**
---------------------------------------------------------------------------------------------------------------------------
     Novartis AG (Medical)                                                                       2,133           2,810,044
     SMH AG (Consumer Products)                                                                 16,500           2,182,688
                                                                                                                -----------
                                                                                                                 5,176,499
United Kingdom
     Burton Group PLC (Retail - Miscellaneous/Diversified)     268,000              660,227    268,000             660,227
     Dixons Group PLC (Retail)                                                                 275,000           2,253,039
     EMAP PLC (Media)                                                                          100,000           1,235,008
     Marks & Spencer PLC (Retail)                                                              275,000           2,179,498
     Oasis Stores PLC (Retail - Department Stores)              90,000              568,882     90,000             568,882
     Next, PLC (Retail - Miscellaneous/Diversified)             60,000              633,549     60,000             633,549
     Pearson PLC (Media)                                                                       115,000           1,327,066
     PizzaExpress PLC (Retail - Restaurants)                   130,000            1,455,916    130,000           1,455,916
     Wetherspoon (J.D.) PLC (Retail)                            42,687              799,084    117,687           2,203,055
                                                                                 ----------                     ----------
                                                                                  4,117,658                     12,516,240
                                                                                 ----------                     ----------
United States
     Adaptec, Inc. (Computers)*                                                                 32,000           1,184,000
     American International Group, Inc. (Insurance)                                             30,000           3,855,000
     AnnTaylor Stores Corp. (Retail - Apparel/Shoe Group)*      30,000              727,500     30,000             727,500
     Apache Corp. (Oil & Gas)                                                                   25,000             850,000
     Arbor Drugs, Inc. (Retail - Drug Stores)                   45,000              826,875     45,000             826,875
     Borders Group, Inc. (Retail - Miscellaneous/Diversified)*  30,000              637,500     30,000             637,500
     Budget Group, Inc. (Auto - Leasing/Rentals)*                6,400              144,000      6,400             144,000
     Candie's, Inc. (Shoes & Related Apparel)*                 100,000              450,000    100,000             450,000
     Central Parking Corp. (Real Estate Operations)             19,800              544,500     19,800             544,500
     Cisco Systems, Inc. (Computers)*                                                           33,000           1,707,750
     Colgate-Palmolive Co. (Soap & Cleaning Preparations)                                       20,000           2,220,000
     CompUSA, Inc. (Retail/Wholesale - Computers)*              36,200              696,850     36,200             696,850
     Consolidated Stores Corp. (Retail - Discount & Variety)*   23,000              920,000     23,000             920,000
     Costco Cos., Inc. (Retail - Major Chains)*                 35,000            1,010,625     35,000           1,010,625
     Cost Plus, Inc. (Retail - Home Furnishings)*               32,000              528,000     32,000             528,000
     Cutter & Buck, Inc. (Textile - Apparel Manufacturing)*     37,500              450,000     37,500             450,000
     CVS Corp. (Retail - Drug Stores)                           34,000            1,687,250     34,000           1,687,250
     Dean Witter Discover & Co. (Finance)                                                       80,000           3,060,000
     dELiA*s Inc. (Retail - Mail Order/Direct)*                 40,000              680,000     40,000             680,000
     Disney (Walt) Co., (The) (Leisure)                         15,000            1,230,000     47,093           3,861,626
     Dollar General Corp. (Retail - Discount & Variety)         27,500              869,687     27,500             869,687
     Du Pont (E.I.) De Nemours & Co. (Diversified Operations)                                   30,000           3,183,750
     Eli Lilly & Co. (Medical)                                                                  25,000           2,196,875
     Enron Corp. (Oil & Gas)                                                                    50,000           1,881,250
     Fannie Mae (Mortgage Banking)                                                              20,000             822,500
     Filene's Basement Corp. (Discount & Variety)*              70,000              411,250     70,000             411,250
     Footstar, Inc. (Retail - Apparel/Shoe Group)*               3,742               77,647      3,742              77,647
     Gap, Inc. (The) (Retail - Apparel/Shoe Group)              22,000              701,250     22,000             701,250
     General Electric Co. (Electronics)                                                         35,000           3,880,625
     Guitar Center Inc. (Retail - Miscellaneous/Diversified)*   28,500              402,562     28,500             402,562
     Hibbett Sporting Goods, Inc.
       (Retail - Miscellaneous/Diversified)*                    31,300              500,800     31,300             500,800
     Home Depot, Inc. (Retail/Wholesale - Building Products)    18,000            1,044,000     18,000           1,044,000
     Hot Topic, Inc. (Retail - Miscellaneous/Diversified)*      37,500              965,625     37,500             965,625
     Intel Corp. (Electronics)                                                                  20,000           3,062,500
     International Business Machines Corp. (Computers)                                          15,000           2,411,250
     Johnson & Johnson (Medical)                                                                40,000           2,450,000
     Jones Apparel Group, Inc. (Textiles - Apparel
       Manufacturing)*                                          27,000            1,127,250     27,000           1,127,250

                                                                                             --------------------------------
                                                                                                        Global Fund
                                                                                             --------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       Par Value
                                                               % of Net  Interest   Maturity            (000's       Market
Issuer - Description                                            Assets    Rate %      Date    Shares   Omitted)     Value**
-----------------------------------------------------------------------------------------------------------------------------
     Kohl's Corp. (Retail - Department Stores)*
     Linens 'N Things, Inc. (Retail - Home Furnishings)*
     Mail-Well, Inc. (Printing - Commercial)*
     Medallion Financial Corp. (Finance)
     Microsoft Corp. (Computers)*                                                             20,000                 2,430,000
     Micro Warehouse, Inc.(Retail - Mail Order/Direct)*
     Mondavi (Robert) Corp. (Class A) (Beverages - Alcoholic)*
     99 Cents Only Stores (Retail - Discount & Variety)*
     Omnicare, Inc. (Medical)                                                                 40,000                   975,000
     Outdoor Systems, Inc.(Advertising)*
     Phillips Petroleum Co. (Oil & Gas)                                                       50,000                 1,968,750
     Premier Parks Inc. (Leisure)*
     Proffitt's, Inc. (Retail - Department Stores)*
     Quality Food Centers, Inc. (Retail - Supermarkets)*
     Riser Foods, Inc. (Class A) (Retail - Supermarkets)
     Saks Holdings, Inc. (Retail - Department Stores)*
     Samsonite Corp. (Consumer Products Miscellaneous)*
     Schering-Plough Corp. (Medical)                                                          35,000                 2,800,000
     Silicon Gaming, Inc. (Leisure)*
     Stage Stores, Inc. (Retail - Apparel/Shoe Group)*
     Staples, Inc. (Retail - Miscellaneous/Diversified)*
     Starbucks Corp. (Retail - Restaurants)*
     US Filter Corp. (Pollution Control)*                                                     40,000                 1,215,000
     Wal-Mart Stores, Inc. (Retail - Major Chains)
     Warner-Lambert Co. (Medical)                                                             10,000                   980,000
     Williams Cos., Inc. (The) (Oil & Gas)                                                    50,000                 2,193,750
     Wolverine World Wide, Inc. (Shoes & Related Apparel)
                                                                                                                  ------------
                                                                                                                    47,959,626
                                                                                                                  ------------
     TOTAL COMMON STOCKS
     (Cost $138,861,710)                                        93.53%                                             119,438,630
                                                                                                                  ------------
WARRANTS
Sweden                                                           0.03%
     Scania AB (Automobile/Trucks)                                                            47,500                    48,743
                                                                                                                  ------------
     TOTAL WARRANTS                                              0.03%
     (Cost $49,186)                                                                                                     48,743
                                                                                                                  ------------
     TOTAL COMMON STOCKS AND WARRANTS                           93.56%
     (Cost $138,910,896)                                                                                           119,487,373
                                                                                                                  ------------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement                                       5.78%
Investment in a joint repurchase agreement
transaction with Aubrey G. Lanston & Co.
Dated 04-30-97, Due 05-01-97 (secured by
U.S. Treasury Notes, 5.50% thru 6.625%,
due 05-15-98 thru 09-30-01) - Note A.                                     5.375%    5/1/97               $2,217   $  2,217,000
                                                                                                                  ------------
     TOTAL SHORT-TERM INVESTMENTS                                5.78%                                               2,217,000
                                                                                                                  ------------
     TOTAL INVESTMENTS                                          99.34%                                            $121,704,373
                                                                                                                  ============


                                                            -----------------------------------------------------------------------
                                                                    Global Marketplace                        Combined
                                                            -----------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Par Value                          Par Value
                                                                        (000's     Market                  (000's          Market
Issuer - Description                                         Shares     Omitted)   Value**      Shares     Omitted)       Value**
-----------------------------------------------------------------------------------------------------------------------------------
     Kohl's Corp. (Retail - Department Stores)*              30,000                 1,466,250     30,000                  1,466,250
     Linens 'N Things, Inc. (Retail - Home Furnishings)*     33,000                   701,250     33,000                    701,250
     Mail-Well, Inc. (Printing - Commercial)*                30,000                   821,250     30,000                    821,250
     Medallion Financial Corp. (Finance)                     36,000                   639,000     36,000                    639,000
     Microsoft Corp. (Computers)*                                                                 20,000                  2,430,000
     Micro Warehouse, Inc.(Retail - Mail Order/Direct)*      30,000                   517,500     30,000                    517,500
     Mondavi (Robert) Corp. (Class A)
       (Beverages - Alcoholic)*                              26,000                   975,000     26,000                    975,000
     99 Cents Only Stores (Retail - Discount & Variety)*      7,100                   153,538      7,100                    153,538
     Omnicare, Inc. (Medical)                                                                     40,000                    975,000
     Outdoor Systems, Inc.(Advertising)*                     26,250                   728,438     26,250                    728,438
     Phillips Petroleum Co. (Oil & Gas)                                                           50,000                  1,968,750
     Premier Parks Inc. (Leisure)*                           24,900                   737,663     24,900                    737,663
     Proffitt's, Inc. (Retail - Department Stores)*          15,000                   560,625     15,000                    560,625
     Quality Food Centers, Inc. (Retail - Supermarkets)*     30,000                 1,203,750     30,000                  1,203,750
     Riser Foods, Inc. (Class A) (Retail - Supermarkets)     15,000                   519,375     15,000                    519,375
     Saks Holdings, Inc. (Retail - Department Stores)*        8,700                   166,388      8,700                    166,388
     Samsonite Corp. (Consumer Products Miscellaneous)*      32,200                 1,336,300     32,200                  1,336,300
     Schering-Plough Corp. (Medical)                                                              35,000                  2,800,000
     Silicon Gaming, Inc. (Leisure)*                         44,000                   599,500     44,000                    599,500
     Stage Stores, Inc. (Retail - Apparel/Shoe Group)*       25,000                   518,750     25,000                    518,750
     Staples, Inc. (Retail - Miscellaneous/Diversified)*     25,000                   450,000     25,000                    450,000
     Starbucks Corp. (Retail - Restaurants)*                 25,000                   746,875     25,000                    746,875
     US Filter Corp. (Pollution Control)*                                                         40,000                  1,215,000
     Wal-Mart Stores, Inc. (Retail - Major Chains)           20,000                   565,000     20,000                    565,000
     Warner-Lambert Co. (Medical)                                                                 10,000                    980,000
     Williams Cos., Inc. (The) (Oil & Gas)                                                        50,000                  2,193,750
     Wolverine World Wide, Inc. (Shoes & Related Apparel)    28,000                 1,127,000     28,000                  1,127,000
                                                                                  -----------                          ------------
                                                                                   31,166,623                            79,126,249
                                                                                  -----------                          ------------
     TOTAL COMMON STOCKS
     (Cost $138,861,710)                                                           44,524,544                           163,963,174
                                                                                  -----------                          ------------
WARRANTS
Sweden
     Scania AB (Automobile/Trucks)                                                                47,500                     48,743
                                                                                                                        -----------
     TOTAL WARRANTS
     (Cost $49,186)                                                                                                          48,743
                                                                                                                        -----------
     TOTAL COMMON STOCKS AND WARRANTS
     (Cost $138,910,896)                                                           44,524,544                           164,011,917
                                                                                  -----------                          ------------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement
Investment in a joint repurchase agreement
transaction with Aubrey G. Lanston & Co.
Dated 04-30-97, Due 05-01-97 (secured by
U.S. Treasury Notes, 5.50% thru 6.625%,
due 05-15-98 thru 09-30-01) - Note A.                                   $7,921    $ 7,921,000              $10,138     $ 10,138,000
                                                                                  -----------                          ------------
     TOTAL SHORT-TERM INVESTMENTS                                                   7,921,000                            10,138,000
                                                                                  -----------                          ------------
     TOTAL INVESTMENTS                                                            $52,445,544                          $174,149,917
                                                                                  ===========                          ============

NOTES TO SCHEDULE OF INVESTMENTS

*     Non-income producing security.

** Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars.

The percentage shown for each investment category is the total value of that category as a percentage of the combined net assets of each Fund.

                                     PART C


                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 27 of the Registration Statement of John Hancock Investment Trust III (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment company Act of 1940 (File Nos. 33-4559 and 811-4630), which information is incorporated herein by reference.

ITEM 16. EXHIBITS:

1.      Registrant's Amended and Restated    Filed as Exhibits 1.2 to
        Declaration of Trust dated July      Registrant's Registration
        1, 1996                              Statement on Form N-1A and
                                             incorporated herein by reference
                                             to post-effective amendment no.
                                             32 (file nos. 811-4630 and
                                             33-4559 on August 30, 1996;
                                             accession no.
                                             0001010521-96-00151) ("PEA 32")

1.1     Amendment to Declaration of Trust    Filed herewith as Exhibit 1.1.

2       Amended and Restated By-Laws of      Filed as Exhibit 2 to
        Registrant.                          Registrant's Registration
                                             Statement on Form N-1A and
                                             incorporated herein by reference
                                             to post-effective amendment no.
                                             33 (file nos. 811-4630 and
                                             33-4559 on February 27, 1997;
                                             accession no.
                                             0001010521-97-000227) ("PEA 33")

3       Not applicable

4       Form of Agreement and Plan of        Filed herewith as Exhibit A to
        reorganization between the           the Proxy Statement and
        Registrant and John Hancock          Prospectus included as Part A of
        Global Marketplace Fund              this Registration Statement.

5       Not applicable

6       Investment Management Contract       Filed as Exhibit 5.3 to PEA 32
        between the Registrant and John      and incorporated herein by
        Hancock Advisers, Inc.               reference.

7       Distribution Agreement between       Filed as Exhibit 6 to PEA 33 and
        the Registrant and John Hancock      incorporated herein by reference.
        Funds, Inc. (formerly named John
        Hancock Broker Distribution
        Services, Inc.)

7.1     Form of Soliciting Dealer            Filed as Exhibit 6.2 to PEA 32
        Agreement between John Hancock       and incorporated herein by
        Funds, Inc. and Selected Dealers     reference.

7.2     Form of Financial Institution        Filed as Exhibit 6.3 to PEA 32
        Sales and Service Agreement          and incorporated herein by
                                             reference.

8       Not applicable.

9       Master Custodian Agreement           Filed as Exhibit 8.1 to PEA 32
        between John Hancock Mutual Funds    and incorporated herein by
        (including Registrant) and           reference.
        Investors Bank & Trust Company.

10      Class A and Class B Distribution     Filed herewith as Exhibit 10.1.
        Plans between Registrant and John
        Hancock Funds, Inc.

11      Opinion as to legality of shares     Filed herewith as Exhibit 11
        and consent.

12      Form of opinion as to tax matters   Filed herewith as Exhibit 12
        and consent.

13      Not applicable

14      Consent of Price Waterhouse LLP     Filed herewith as Exhibit 14
        regarding the audited financial
        statements of Registrant and John
        Hancock Global Marketplace Fund.

15      Not applicable

16      Powers of Attorney                   Filed as addendum to signature
                                             pages of PEA 32 and incorporated
                                             herein by reference.

17      Declaration of the Registrant        Filed herewith as Exhibit 17.
        pursuant to Rule 24f-2 under the
        Investment Company Act of 1940

18      Prospectus of John Hancock Global    Included with Part A as part of the
        Marketplace Fund dated March 1,      Combined Prospectus of Global Fund.
        1997

18.1    Statement of Additional              Filed herewith as Exhibit B to
        Information of John Hancock          Part B of this Registration
        Global Fund dated March 1, 1997      Statement Filed herewith as
18.2    Statement of Additional              Exhibit B to Part B of this
        Information of John Hancock          Registration Statement
        Global Marketplace Fund dated
        March 1, 1997

ITEM 17

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a propectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 14th day of August, 1997.

                                       JOHN HANCOCK INVESTMENT TRUST III

                                       By:             *
                                           -----------------------------
                                           Edward J. Boudreau, Jr.
                                           Chairman

     Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  the
Registration has been signed below by the following persons in the capacities and on the dates indicated.


        Signature                             Title                                  Date
        ---------                             -----                                  ----
             *                              Chairman
-----------------------            (Principal Executive Officer)
Edward J. Boudreau, Jr.


/s/James B. Little                 Senior Vice President and Chief              August 14, 1997
-----------------------              Financial Officer (Principal
James B. Little                    Financial and Accounting Officer)

             *                             Trustee
-----------------------
Dennis S. Aronowitz

             *                             Trustee
-----------------------
Richard P. Chapman, Jr.

             *                             Trustee
-----------------------
William J. Cosgrove

             *                             Trustee
-----------------------
Douglas M. Costle

             *                             Trustee
-----------------------
Leland O. Erdahl

             *                             Trustee
-----------------------
Richard A. Farrell

             *                             Trustee
-----------------------
Gail D. Fosler

             *                             Trustee
-----------------------
William F. Glavin



        Signature                             Title                                  Date
        ---------                             -----                                  ----

             *                             Trustee
-----------------------
Anne C. Hodsdon

             *                             Trustee
-----------------------
John A. Moore

             *                             Trustee
-----------------------
Patti McGill Peterson

             *                             Trustee
-----------------------
John W. Pratt

             *                             Trustee
-----------------------
Richard S. Scipione

             *                             Trustee
-----------------------
Edward J. Spellman


*By:     /s/Susan S. Newton                                                     August 14, 1997
         -------------------
         Susan S. Newton,
         Attorney-in-Fact under
         Powers of Attorney dated
         May 21, 1996 and August 27,
         1996.

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement

Exhibit No.         Description
-----------         -----------

4. Agreement and Plan of Regorganization between the Registrant and John Hancock Global Marketplace Fund (filed as EXHIBIT
                    A to Part A of this Registration Statement).

10.1 Amended Class A and Class B Rule 12b-1 Plans for Registrant on behalf of Global Fund.

11.                 Opinion as to legality of shares and consent.

12.                 Form of opinion as to tax matters and consent.

14. Consents of Price Waterhouse, LLP regarding the audited financial statements and highlights of the Registrant and John Hancock Global Marketplace Fund.

17. Declaration of the Registrant pursuant to Rule 24f-2 under the Investment Company Act of 1940.